As Filed Pursuant to Rule 424(b)(3)
File No.: 333-150276

NEWPAGE CORPORATION

$456,000,000

OFFER TO EXCHANGE

$456,000,000 in Aggregate Principal Amount of 10% Senior Secured Notes due 2012, Series B

for all outstanding

$456,000,000 in Aggregate Principal Amount of 10% Senior Secured Notes due 2012, Series A

The exchange offer will expire at 12:00 midnight, New York City time,

on June 6, 2008, which is 30 days after the commencement of the exchange offer, unless extended.

The Offering:

Offered securities: the securities offered by this prospectus are 10% senior secured notes due 2012, Series B, or the New Notes, which are being issued in exchange for 10% senior secured notes due 2012, Series A, or the Original Notes, sold by us in our private placement that we consummated on December 21, 2007. The New Notes are substantially identical to the Original Notes and are governed by the same indenture governing the Original Notes.

Expiration of offering: the exchange offer expires at 12:00 midnight, New York City time, on June 6, 2008, which is 30 days after the commencement of the exchange offer, unless extended.

The New Notes:

Maturity: The 10% senior secured notes, which we refer to as the New Notes, will mature on May 1, 2012.

Redemption: we can redeem the New Notes on or after May 1, 2009. We are required to offer to repurchase the New Notes under some circumstances involving changes of control and asset sales.

Ranking and Subordination: The New Notes and the related subsidiary guarantees will be senior secured obligations, secured by a second lien on substantially all of our and our domestic restricted subsidiaries’ present and future property and assets (other than cash, deposit accounts, accounts receivables, inventory, the capital stock of our subsidiaries and intercompany debt). The New Notes and related subsidiary guarantees will be senior to our senior unsecured indebtedness to the extent of the value of their interest in the collateral, pari passu with our existing 10% senior secured notes due 2012 and floating rate senior secured notes due 2012, which we refer to collectively as the existing 2012 notes, and senior to our 12% senior subordinated notes due 2013, which we refer to as our 2013 notes, and all of our future subordinated debt.

See “ Risk Factors,” beginning on page 20, for a discussion of some factors that should be considered by holders in connection with a decision to tender original notes in the exchange offer.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 6, 2008.

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INFORMATION ABOUT THE TRANSACTION

THIS PROSPECTUS INCORPORATES IMPORTANT INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. SUCH INFORMATION IS AVAILABLE WITHOUT CHARGE TO THE HOLDERS OF OUR ORIGINAL NOTES BY CONTACTING US AT OUR ADDRESS, WHICH IS 8540 GANDER CREEK DRIVE, MIAMISBURG, OHIO 45342, OR BY CALLING US AT (877) 855-7243. TO OBTAIN TIMELY DELIVERY OF THIS INFORMATION, YOU MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE JUNE 6, 2008, WHICH IS 30 DAYS AFTER THE COMMENCEMENT OF THE EXCHANGE OFFER, UNLESS EXTENDED. ALSO SEE “AVAILABLE INFORMATION.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that is important to you. We urge you to read this entire prospectus, including the “Risk Factors” and “Unaudited Pro Forma Consolidated Financial Data” sections and the financial statements and related notes included elsewhere in this prospectus.

In this prospectus, unless otherwise noted or the context otherwise requires, (i) the terms “we,” “our,” “ours,” “us,” “NewPage” and “Company” refer collectively to NewPage Corporation and its consolidated subsidiaries, (ii) the term “NewPage Holding” refers to NewPage Holding Corporation, our direct parent, (iii) the term “NewPage Group” refers to NewPage Group Inc., the direct parent of NewPage Holding, (iv) the term “predecessor” refers to the printing and writing papers business of MeadWestvaco Corporation prior to its acquisition by NewPage Corporation, and (v) the term “SENA” refers to Stora Enso North America Inc. All references to the “Acquisition” refer to the acquisition of SENA by us on December 21, 2007. Following the Acquisition, SENA changed its name to NewPage Consolidated Papers Inc., or “NPCP.” References to each of SENA and NPCP are to the acquired business.

Our Company

We believe that we are the largest coated paper manufacturer in North America based on production capacity. Coated paper is used primarily in media and marketing applications, such as corporate annual reports, high-end advertising brochures, direct mail advertising, coated labels, magazines, magazine covers and inserts and catalogs. For 2007, after giving effect to our acquisition of SENA, we had pro forma net sales of $4.7 billion, pro forma EBITDA of $490 million and pro forma income (loss) from continuing operations of $(95) million.

We currently operate 25 paper machines at twelve mills located in Kentucky, Maine, Maryland, Michigan, Minnesota, Nova Scotia and Wisconsin. These mills and our distribution centers are strategically located near major print markets, such as New York, Chicago, Minneapolis and Atlanta. We are one of the most efficient coated paper manufacturers in North America. According to RISI, as of the third quarter of 2007, on a pro forma basis after giving effect to the Transactions, eight of our ten coated paper mills were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivered product to Chicago. Our mills have a total annual production capacity of approximately 5.5 million short tons of paper, including approximately 4.3 million short tons of coated paper, approximately 920,000 short tons of uncoated paper and approximately 300,000 short tons of specialty paper, without taking into account our announced restructuring plans discussed in this prospectus. Our mills also produce approximately 3.2 million short tons of pulp, most of which we use internally in the production of paper. We believe the increase in production from our largest, most efficient paper machines will more than offset the decrease in production from the shutdown or idling of paper machines as part of our announced restructuring plans.

We have long-standing relationships with many leading publishers, commercial printers, retailers and paper merchants. Our key customers include Condé Nast Publications, Hearst Corporation, The McGraw-Hill Companies, Meredith Corporation, Pearson Education and Time Inc. in publishing; Quad/Graphics, Quebecor World Inc. and R.R. Donnelley & Sons Company in commercial printing; J.C. Penney Company, Inc., Target Corporation and Williams-Sonoma, Inc. in retailing; and paper merchants Midland Paper Company Inc., PaperlinX Limited, Unisource Worldwide, Inc. and xpedx, a division of International Paper Company. Key customers for specialty paper products include Avery Dennison Corporation and Vacumet Corp.

Our History

Our business is the result of two significant acquisitions, the acquisition of the printing and writing papers business of MeadWestvaco Corporation in May 2005, and the acquisition of SENA from Stora Enso Oyj, or “SEO,” in December 2007.

From MeadWestvaco, we acquired four coated paper mills with a total manufacturing capacity of approximately 2.2 million short tons of coated paper. The acquired business was the result of the larger 2002 combination of Mead Corporation and Westvaco Corporation. Following that combination and our acquisition of the MeadWestvaco printing and writing papers business, we have significantly reduced our costs through rationalization of facilities and purchasing, development of integrated marketing strategies, coordination of information and manufacturing systems and consolidation of grades at our mills. Our strategy has been to implement best practices across our mill system and to focus on increasing our overall profitability, rather than on a mill-by-mill basis.

Our acquisition of SENA more than doubled our production capacity and broadened our product line. The acquisition added SENA’s eight mills to NewPage’s existing group of mills and enhanced our market position by expanding our paper offerings to include light-weight and ultra light-weight coated paper and added complementary supercalendered paper and specialty paper products. SEO acquired a 19.9% equity interest in NewPage Group at the time of the Acquisition.

Since 2000, significant investments have been made in our mills to improve productivity and reduce costs. We have also implemented Lean Six Sigma and other initiatives focused on reducing costs and improving operational performance. We believe that these initiatives, combined with the synergies and business strategy discussed below will enable us to further enhance our operating efficiency and profitability.

Synergies of the SENA Acquisition

We expect to generate annualized synergies as a result of the SENA acquisition of approximately $265 million by June 2009. These synergies are expected to come from optimizing paper production, reducing input costs and reducing selling, general and administrative expenses. On January 16, 2008, we announced restructuring plans that include the shutdown of four of our less efficient, higher cash cost paper machines, which we expect to occur during 2008, as well as selected headcount reductions.

The synergies resulting from the SENA acquisition expand upon the significant investments made in our business over the last several years and involve the implementation of many of the same strategies that were successfully employed in the combination of Mead and Westvaco and following the NewPage acquisition. We intend to continue to implement best practices across our combined mill system and focus on increasing our overall profitability, rather than independently at each individual mill. We believe that the synergies resulting from the SENA acquisition will further improve productivity and reduce costs, which we believe will enhance our competitive position and enable us to serve our customers more efficiently.

The following table sets forth the principal steps we have taken and intend to take to seek to realize the expected synergies from the SENA acquisition:

Optimize Production (Expected annualized synergies: approximately $145 million)

•     Reallocate production of paper grades across our combined machine base, resulting in operation of machines in narrower ranges around their peak production.

•     Shut down or idle certain of our less efficient, highest cash cost machines.

Permanently closed one of our paper machines in Rumford, Maine in February 2008. Permanently close the pulp mill and two paper machines in Niagara, Wisconsin in the fall of 2008 and a paper machine in Kimberly, Wisconsin by the end of May 2008.

•     Use substantially all of our excess pulp production internally to reduce the amount of pulp purchased from third parties.

Reduce Input Costs (Expected annualized synergies: approximately $80 million)

•     Lower prices of key raw materials through volume purchases.

•     Realize cost reductions from improved logistics; through reallocation of production among our combined mills, we expect to produce more product in greater proximity to customers, lowering freight rates.

Permanently close our Chillicothe, Ohio converting facility by the end of November 2008 after transferring the work to other existing facilities.

Reduce Selling, General and Administrative Expenses (Expected annualized synergies: approximately $40 million)

•     Eliminate duplicative sales, marketing, research and customer service personnel.

•     Centralize corporate administration, management, finance, information technology and human resource functions, achieving headcount reductions and reduction of associated support costs.

•     Lower benefit costs by freezing defined benefit pension plans for salaried employees.

For a description of certain risks relating to the achievement of the synergies described above, see “Risk Factors — Risks Relating to our Business — Even if we are able to successfully integrate the business of NPCP into our operations, we may not realize the anticipated synergies of the Acquisition on the timetable currently contemplated, or at all.”

Our Industry

Since 2000, the North American coated paper industry has experienced substantial consolidation. According to RISI, in 2000, 80% of the coated paper capacity in North America was attributable to eleven manufacturers. By 2007, this number had decreased to six manufacturers. According to RISI, over the same time period, there was an overall reduction in North American coated paper production capacity of more than 1.1 million short tons and, since 2004, North American coated paper production capacity has declined by 757,000 short tons. We have announced a further capacity reduction of 430,000 short tons of coated paper, and another North American manufacturer has announced a capacity reduction of 120,000 short tons of coated paper, both of which are expected to occur during 2008.

In North America, coated paper supply is determined by both local production and imports, principally from Europe and Asia. From 2004 through the end of 2006, imports of coated paper grew at a slower pace than from

2000 through 2003. We believe that this was largely due to an increase in demand in Asian markets and a reduction of supply in Europe combined with an increase in European demand and less favorable exchange rates for European producers. In 2007, total coated paper imports into North America declined to 19%, compared to 20% of total coated paper purchases in 2006, due in part to less favorable exchange rates for foreign producers, higher ocean-going freight costs and lower U.S. demand, according to RISI. RISI projects coated paper imports into North America to increase to 21% of total coated paper purchases in 2008, 22% of total coated paper purchases in 2009 and to be between 24% and 25% of total coated paper purchases for 2010 to 2012.

Operating rates for North American coated paper manufacturers, which are a function of North American supply and demand, are expected to remain favorable over the next several years due to capacity closures, the lack of any major forecasted North American capacity additions and favorable import trends due to overseas demand, exchange rates and ocean-going freight costs. Historically, high operating rates have resulted in higher prices for coated paper. According to RISI, the average operating rate for North American coated paper manufacturers, which measures the ratio of shipments from producers in a particular region to capacity of producers in the same region, rose from 86% in 2001 to 97% in 2007, as shipments increased more than capacity during this time period. RISI projects the average coated paper operating rate to be 98% in 2008 and remain above 93% through 2012 because of increasing North American demand, recently completed and announced capacity closures and the lack of any major forecasted North American capacity additions.

Since mid-2004, coated paper prices in the United States have generally risen due to increased demand and decreased North American capacity resulting from capacity rationalization. Our weighted average coated paper prices rose from $797 per ton in 2004 to $900 per ton, on a pro forma basis, in 2007.

As a result of the expiration of annual customer price caps and price increases announced in the fourth quarter of 2007, U.S. market prices increased approximately $45 per ton for coated groundwood paper and $25 per ton for coated freesheet paper from December 2007 through February 2008. In February 2008, we announced additional price increases of up to $60 per ton for some coated paper grades, effective in April 2008.

RISI forecasts the price of grade no. 3 coated paper to increase to $1,040 per ton in 2008 from $928 per ton in 2007 and the price of grade no. 4 coated paper to increase to $1,033 per ton in 2008 from $878 per ton in 2007. RISI forecasts the prices of both grades to remain above $1,000 per ton through 2012.

We believe that we are well positioned to benefit from the strengthening pricing environment for coated paper as result of our business strategy and strengths described below.

Business Strategy

The key elements of our strategy include the following:

Maintain core focus on coated paper business. We believe that our focus on producing coated paper provides us with a significant competitive advantage by enabling us to lower production costs per ton due to greater economies of scale, reduce delivery costs as a result of larger shipment sizes and provide a higher level of customer service. With the acquisition of SENA, we extended our product breadth into light-weight and ultra light-weight coated groundwood papers and added volume to our existing coated paper grades. The Acquisition also added capacity of supercalendered uncoated groundwood papers, a complementary lower cost alternative to coated paper, primarily for magazine and catalog use.

Continue to reduce costs through synergies and further productivity improvements. We expect to generate annualized synergies as a result of the Acquisition of approximately $265 million to be achieved by

June 2009. For a further discussion of these plans, see “—Synergies of the SENA Acquisition.” Since January 2000, we have significantly reduced our costs through rationalization of facilities and purchasing, development of integrated marketing strategies, coordination of information and manufacturing systems and consolidation of grade lines. In addition, since 2000, we have implemented best practices across our mill system and have focused on maximizing overall profitability, rather than independently at each individual mill. Without giving effect to the Acquisition, according to RISI, our cash cost per ton excluding delivery improved from an 8%, or $47 per ton, advantage over the North American average in 2002 to a 15%, or $96 per ton, advantage over the North American average in the third quarter of 2007. We will continue to implement additional measures, including the use of Lean Six Sigma initiatives, to enhance our operating efficiency and productivity. We believe that the synergies resulting from the Acquisition and these additional measures will enhance our ability to further decrease production costs per ton and to increase operating cash flow and margins.

Enhance product mix to improve margins and earnings. We continue to seek opportunities to increase sales of higher-margin grades of coated paper, such as higher-end grades of coated papers and ultra light-weight coated groundwood papers. We intend to continue to do so through increased sales to our existing customers as well as to new customers, in particular printers, publishers and paper merchants. For example, as part of our initiative to enhance product mix, from 2005 to 2007, we increased net sales of our caliper papers, which are higher-end grades of coated paper used largely in direct mail applications, by approximately 35%. We also seek to increase our margins by focusing on more profitable customer categories, such as corporate end users, and expanding our relationships with these customers.

Further improve cash flow and return on capital. Since the inception of our company, we have focused on increasing our cash flow and our return on capital, including through the strategy initiatives discussed above. We have adopted a capital expenditure plan that is focused on attractive investment projects. In addition, we believe, based on our current business plans, capital structure, tax position and current tax law, that we will not be required to pay material U.S. federal income taxes until 2010. We believe that our current productivity initiatives and the synergies described herein, coupled with favorable pricing trends for coated paper, will enhance our ability to generate cash flow and improve our return on capital. We intend to use our cash flow to repay debt and finance continued improvements in our operations. In addition, we may use our cash flow to return capital to shareholders through dividends and/or share repurchases and selectively pursue synergistic acquisitions and/or strategic partnerships.

Business Strengths

We believe that our core strengths include the following:

Largest North American manufacturer of coated paper products. We currently have a total annual production capacity of approximately 4.3 million short tons of coated paper, which represents approximately 32% of 2007 North American production capacity and net North American imports of coated paper, according to RISI. The SENA acquisition enhanced our market position by expanding our paper offerings to include light-weight and ultra light-weight coated paper and added complementary offerings in supercalendered paper and specialty paper products. We believe that our broad product portfolio, well-known brands and service will help us to remain a leading supplier of coated paper products.

Well positioned to benefit from strengthening pricing environment. We believe that we are well positioned to benefit from price increases in the coated paper industry as a result of our product breadth and long-standing customer relationships. Since June 2004, North American coated paper prices have generally risen due to increased demand and decreased North American capacity resulting from capacity rationalization. From 2000 to 2007, North American production capacity for coated paper declined by over 1.1 million short tons, and production capacity declined by 757,000 short tons from 2004 to 2007, according to RISI. We believe that North

American and U.S. coated paper demand will continue to exceed North American capacity for the foreseeable future. The strengthening pricing environment has enabled us to successfully raise prices to improve profitability.

Attractive cost position coupled with further profit improvement initiatives. As of the third quarter of 2007, eight of our ten coated paper mills were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivered product to Chicago, according to RISI. Since 2000, over $500 million has been invested in the original NewPage mills to maintain or improve a cost advantage over our competitors. In addition, since January 2000, we have significantly reduced our costs through rationalization of facilities and purchasing, development of integrated marketing strategies, coordination of information and manufacturing systems and consolidation of grade lines at our mills by implementing best practices across our mill system and focusing on increasing overall profitability, rather than on a mill-by-mill basis. Since 2000, SENA had invested approximately $900 million in its business, including several major capital projects involving the rebuilding of paper machines at the Biron, Kimberly, Wisconsin Rapids and Whiting mills. We believe that these initiatives, combined with the synergies that we anticipate in connection with the SENA acquisition, will enable us to further enhance our operating efficiency and profitability.

Strong relationships with key customers. We have long-standing relationships with leading publishers, paper merchants, commercial printers and retailers. We believe our sales strategy, which includes both direct sales to our larger customers and sales to merchants, who then resell our products, has reduced sales costs and enhanced customer service. Our relationships with our five largest customers, which contributed approximately 39% of our pro forma net sales for 2007, average over 38 years. We seek to continue to enhance our relationships with our key customers by providing them with a high level of value-added customer service.

Efficient and integrated supply chain. We believe that the location of our mills and distribution centers near major print markets, such as New York, Chicago, Minneapolis and Atlanta, affords us the ability to more quickly and cost-effectively deliver our products to those markets. In addition, we believe that our fully-implemented integrated ERP system enables us to run our operations more cost-effectively through better planning of manufacturing runs and tracking of costs and inventory and will better enable us to realize some of the anticipated synergies of the Acquisition. Our ERP system also enhances our customer service, because it gives many of our customers the ability to order products and to track the real-time progress of their orders online. As part of the reorganization plan associated with the SENA acquisition, we are in the process of migrating the SENA mills to our existing ERP system and integrating SENA’s order management, purchasing, inventory and finance information systems with our existing systems.

Experienced management team with proven track record. Our senior management team averages approximately 12 years of experience in the paper and forest products industry, and several members of our management team were responsible for the successful integration of Mead and Westvaco into a stand-alone business, which has resulted in improved cost structure and meaningful cash flow. Our chairman and chief executive officer, Mark A. Suwyn, was most recently chairman and chief executive officer of Louisiana-Pacific Corporation, a building product materials manufacturing company. Mr. Suwyn headed Louisiana-Pacific from 1996 to 2004. Prior to Louisiana-Pacific, Mr. Suwyn served as an executive vice president at International Paper. Our chief operating officer, Richard D. Willett, Jr., had 13 years of broad management experience with General Electric Company followed by three years with Teleglobe International Holdings, where he was chief financial officer and subsequently chief operating officer. At Teleglobe, Mr. Willett led a major restructuring, cost reduction and acquisition effort. In addition to strong general management skills, Mr. Willett brings extensive leadership experience in disciplined cost management and process management initiatives such as Lean Six Sigma.

Organizational Chart

The following chart shows our organizational structure as of the date of this prospectus. All entities are 100% directly or indirectly owned unless otherwise indicated and all of the subsidiaries of NewPage Corporation shown below will be guarantors of the New Notes.

(1)	Excludes NewPage Group common stock that may be issued upon the exercise of options under the NewPage Group Inc. 2008 Incentive Plan, or “NewPage Group Equity Incentive Plan.”
(2)	Issuer of the Original Notes and the New Notes.

Our Sponsor

Founded in 1992, Cerberus Capital Management, L.P. and funds and accounts managed by Cerberus Capital Management, L.P. and its affiliated management companies, which we collectively refer to as “Cerberus,” comprise one of the largest private investment firms in the world with in excess of $27 billion of capital under management. Cerberus currently has significant investments in more than 50 companies that, in the aggregate, generate more than $120 billion in annual revenues worldwide. Cerberus invests in divestitures, turnarounds, recapitalizations, financial restructurings, public-to-privates and management buyouts in a variety of sectors. Cerberus formed NewPage in 2005 to effect the acquisition of the coated paper operations of MeadWestvaco Corporation.

Our Corporate Information

NewPage Corporation is a Delaware corporation. Our principal executive offices are located at 8540 Gander Creek Drive, Miamisburg, Ohio 45342, and our telephone number at those offices is (877) 855-7243.

THE EXCHANGE OFFER

Expiration Date	12:00 midnight, New York City time, on June 6, 2008, which is 30 days after the commencement of the exchange offer, unless we extend the exchange offer.

Exchange and Registration Rights	In an exchange and registration rights agreements dated December 21, 2007, the holders of our $456 million 10% senior secured notes due 2012, series A, or the Original Notes, were granted exchange and registration rights. This exchange offer is intended to satisfy these rights. You have the right to exchange the Original Notes that you hold for our 10% senior secured notes due 2012, Series B, or the New Notes, with substantially identical terms. Once the exchange offer is complete, you will no longer be entitled to any exchange rights with respect to your Original Notes.

Accrued Interest on the New Notes and Original Notes	The New Notes will bear interest from May 1, 2008 (and the interest payment on November 1, 2008 will include interest accrued on the Original Notes since May 1, 2008).

Conditions to the Exchange Offer	The exchange offer is conditioned upon some customary conditions, which we may waive. All conditions to which the exchange offer is subject must be satisfied or waived on or before the expiration of this offer.

Procedures for Tendering Original Notes	Each holder of Original Notes wishing to accept the exchange offer must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or

•	arrange for DTC to transmit required information in accordance with DTC’s procedures for transfer to the exchange agent in connection with a book-entry transfer.

You must mail or otherwise deliver this documentation together with the Original Notes to the exchange agent. Original Notes tendered in the exchange offer must be in denominations of principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000.

Special Procedures for Beneficial Holders	If you beneficially own Original Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Notes in the exchange offer, you should contact the registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your Original Notes, either arrange to have your Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	You must comply with the applicable procedures for tendering if you wish to tender your Original Notes and:

•	time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer; or

•	you cannot complete the procedure for book-entry transfer on time; or

•	your Original Notes are not immediately available.

Withdrawal Rights	You may withdraw your tender of Original Notes at any time on or prior to 12:00 midnight, New York City time, on the expiration date, unless previously accepted for exchange.

Failure to Exchange Will Affect You Adversely	If you are eligible to participate in the exchange offer and you do not tender your Original Notes, you will not have further exchange rights and you will continue to be restricted from transferring your Original Notes. Accordingly, the liquidity of the Original Notes will be adversely affected.

Federal Tax Considerations	We believe that the exchange of the Original Notes for the New Notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. A holder’s holding period for New Notes will include the holding period for Original Notes, and the adjusted tax basis of the New Notes will be the same as the adjusted tax basis of the Original Notes exchanged. See “Certain Material U.S. Federal Income Tax Considerations.”

Exchange Agent	HSBC Bank USA, National Association, trustee under the indenture under which the New Notes will be issued, is serving as exchange agent.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

SUMMARY TERMS OF NEW NOTES

The summary below describes the principal terms of the New Notes. Some of the terms and conditions described below are subject to important limitations and exceptions. See “Description of New Notes” for a more detailed description of the terms and conditions of the New Notes.

Issuer	NewPage Corporation.

Securities	The form and terms of the New Notes will be the same as the form and terms of the Original Notes except that:

•	the New Notes will bear a different CUSIP number from the Original Notes;

•	the New Notes will have been registered under the Securities Act of 1933, or the Securities Act, and, therefore, will not bear legends restricting their transfer; and

•	you will not be entitled to any exchange or registration rights with respect to the New Notes.

The New Notes will evidence the same debt as the Original Notes. They will be entitled to the benefits of the indenture governing the Original Notes and will be treated under the indenture as a single class with the Original Notes.

Maturity Date	May 1, 2012.

Interest Payment Dates	May 1 and November 1 of each year, commencing on November 1, 2008 (which interest payment on November 1, 2008 will also include interest accrued on the Original Notes since May 1, 2008).

Guarantees	The New Notes will be unconditionally guaranteed, jointly and severally, by our domestic restricted subsidiaries and NewPage Port Hawkesbury Limited.

Ranking and Subordination	The New Notes and the related subsidiary guarantees will be senior secured obligations, secured by a second lien on substantially all of our and our domestic restricted subsidiaries’ present and future property and assets (other than cash, deposit accounts, accounts receivables, inventory, the capital stock of our subsidiaries and intercompany debt). The New Notes and related subsidiary guarantees will be senior to our senior unsecured indebtedness to the extent of the value of their interest in the collateral, pari passu with our existing 2012 notes and senior to our 2013 notes, and all of our future subordinated debt. The lien on the collateral in favor of the trustee under the New Notes ranks junior to the lien on the collateral of the holders of the debt issued under our senior secured credit facilities.

As of December 31, 2007:

•	we had $1,600 million of senior secured indebtedness outstanding under our senior secured credit facilities; this excludes up to a maximum of $500 million of additional borrowings (excluding $74 million in outstanding letters of credit and not taking into account any borrowing base limitations) that were available under the revolving senior secured credit facility; the senior secured term loan facility is secured by a first lien on substantially all of our and our domestic restricted subsidiaries’ present and future property and assets (other than cash, deposit accounts, accounts receivables and inventory) and the revolving senior secured credit facility is secured by our cash, deposit accounts, accounts receivables and inventory;

•

we had $456 million of senior secured indebtedness outstanding under the Original Notes; the Original Notes are secured by a second lien on substantially all of our and our domestic restricted subsidiaries’ present and future property and assets (other than cash, deposit accounts, accounts receivables, inventory, the capital stock of our subsidiaries and intercompany debt);

•

we had $575 million of senior secured indebtedness outstanding under the existing 2012 notes; the existing 2012 notes are secured by a second lien on substantially all of our and our domestic restricted subsidiaries’ present and future property and assets (other than cash, deposit accounts, accounts receivables, inventory, the capital stock of our subsidiaries and intercompany debt), and therefore our obligations under the existing 2012 notes are equally and ratably secured with our obligations under the Original Notes and will be equally and ratably secured with our obligations under the New Notes;

•	we had $200 million of senior subordinated indebtedness, consisting solely of the 2013 notes; and

•	we and our subsidiaries had trade payables aggregating $338 million.

Optional Redemption	At any time on or after May 1, 2009, we may redeem some or all of the New Notes at the applicable redemption prices described under “Description of New Notes—Optional Redemption,” plus accrued and unpaid interest and special interest, if any, to the redemption date.

Mandatory Offer to Repurchase	If we sell certain assets without applying the proceeds in a specified manner, or experience certain change of control events, each holder of New Notes may require us to repurchase all or a portion of its New Notes at the purchase prices set forth in this prospectus, plus accrued and unpaid interest and special interest, if any, to the repurchase date. See “Description of New Notes—Repurchase of Notes at the Option of Holders.” Our senior secured credit facilities may restrict us from repurchasing any of the New Notes, including any repurchase we may be required to make as a result of a change of control or certain asset sales. See “Risk Factors—Risk Related to the New Notes and Our Indebtedness—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the New Notes.”

Covenants	The indenture governing the New Notes will contain covenants that will impose significant restrictions on our business. The restrictions that these covenants place on us and our restricted subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional indebtedness or issue disqualified stock or preferred stock;

•	create liens;

•	pay dividends or make other sorts of restricted payments;

•	make investments;

•	sell assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important exceptions and qualifications, which are described under “Description of New Notes.”

Exchange Offer; Registration Rights	You have the right to exchange the Original Notes for New Notes with substantially identical terms. This exchange offer is intended to satisfy that right. The New Notes will not provide you with any further exchange or registration rights.

Resales Without Further Registration	We believe that the New Notes issued in the exchange offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are acquiring the New Notes issued in the exchange offer in the ordinary course of your business;

•

you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of the New Notes issued to you in the exchange offer; and

•	you are not our “affiliate,” as defined under Rule 405 of the Securities Act.

Each of the participating broker-dealers that receives New Notes for its own account in exchange for Original Notes that were acquired by it as a result of market-making or other activities must acknowledge that it will deliver a prospectus in connection with the resale of the New Notes. We do not intend to list the New Notes on any securities exchange.

Summary Historical and Pro Forma Consolidated Financial Data

The following tables, as indicated below, set forth historical combined predecessor and successor financial data for the year ended December 31, 2005, consisting of the printing and writing papers business of MeadWestvaco for the four months ended April 30, 2005 (predecessor) and NewPage and its subsidiaries for the eight months ended December 31, 2005 (successor), and historical consolidated financial data for NewPage and its subsidiaries for the years ended December 31, 2006 and 2007. We have derived the historical consolidated financial data as of December 31, 2007 and the years ended December 31, 2006 and 2007 from the audited consolidated financial statements of NewPage and subsidiaries included elsewhere in this prospectus. We have derived the historical combined predecessor and successor financial data for the year ended December 31, 2005 in part from the audited consolidated financial statements of NewPage and its subsidiaries and in part from the audited combined financial statements of the printing and writing paper business of MeadWestvaco, in each case, included elsewhere in this prospectus.

The following tables, as indicated below, set forth historical financial data for SENA for the periods indicated. We have derived the financial data for SENA for the years ended December 31, 2004, 2005 and 2006 from the audited financial statements of SENA included elsewhere in this prospectus. We have derived the financial data for SENA for the nine months ended September 30, 2006 and 2007 from the unaudited financial statements of SENA included elsewhere in this prospectus, which reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of that information for the periods presented.

The pro forma income statement data set forth below gives effect to the Transactions (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—The SENA Acquisition and Related Transactions”) as if they had occurred on January 1, 2007. The pro forma consolidated financial data are unaudited, are for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had the Transactions been completed as of such dates and do not purport to represent what our financial position, results of operations or cash flows might be for any future period.

The Acquisition has been accounted for using the purchase method of accounting. Under purchase accounting, the total Acquisition consideration was allocated to the assets and liabilities of SENA based upon the fair value of assets being acquired and liabilities being assumed. The December 31, 2007 balance sheet data reflects management’s preliminary valuation of assets being acquired and liabilities being assumed. The final allocation of the Acquisition consideration will be based upon management’s consideration of final valuations, final determination of post-closing purchase price adjustments, adjustments for final estimates for restructuring activities, and for uncertain tax positions under FIN 48 and deferred tax positions under SFAS 109. Any adjustments based on that final valuation may change the allocations of the Acquisition consideration, which could affect the fair value assigned to the assets and liabilities and could result in a material change to the December 31, 2007 balance sheet data.

The following summary historical and pro forma consolidated financial data should be read in conjunction with “Unaudited Pro Forma Consolidated Financial Data,” “Historical Selected Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, and the accompanying notes thereto, of each of NewPage and SENA included elsewhere in this prospectus.

	Non- GAAP(1)	Successor
	Combined Predecessor and Successor Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Pro Forma Year Ended December 31, 2007
	(dollars in millions, except price per ton)
NewPage and Pro Forma
Statement of Operations Data:
Net sales	$1,863	$2,038	$2,168	$4,659
Cost of sales	1,690	1,825	1,895	4,240
Selling, general and administrative expenses	100	112	124	211
Interest expense	132	146	154	303
Other (income) expense net	16	(25)	(1)	(3)

Income (loss) from continuing operations before income taxes	(75)	(20)	(4)	(92)
Income tax (benefit)	(10)	(4)	4	3

Income (loss) from continuing operations	(65)	(16)	(8)	(95)
Income (loss) from discontinued operations	—	(16)	—	—

Net income (loss)	$(65)	$(32)	$(8)	$(95)

Other Financial Data:
EBITDA(2)	$231	$262	$284	$490
Capital expenditures	76	88	102	152
Ratio of earnings to fixed charges (deficiency)(3)	(69)	(23)	(4)	(92)
Selected Operations Data:
Coated paper volume sold (in thousands of short tons)	2,032	2,116	2,261	4,342
Weighted-average coated paper price per ton	$872	$893	$886	$900

As of December 31, 2007
(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$143
Working capital(4)	477
Total assets	4,883
Total debt	2,925

	Year Ended December 31, 2004 (Restated)	Year Ended December 31, 2005 (Restated)	Year Ended December 31, 2006 (Restated)	Nine Months Ended September 30, 2006 (Restated)	Nine Months Ended September 30, 2007 (Restated)
	(dollars in millions, except price per ton)
SENA
Statement of Operations Data:
Net sales	$2,076	$2,374	$2,176	$1,584	$1,864
Cost of sales	2,129	2,303	2,135	1,552	1,846
Selling, general and administrative expenses	111	113	108	81	67
Goodwill impairment	520	162	—	—	—
Property, plant and equipment impairment	—	—	113	—	—
Interest expense	63	75	92	68	61
Other (income) expense net	(6)	(4)	(1)	(1)	(1)

Income (loss) before income taxes	(741)	(275)	(271)	(116)	(109)
Income tax (benefit)	(84)	7	(28)	(14)	(25)

Net income (loss)	$(657)	$(282)	$(243)	$(102)	$(84)

Other Financial Data:
EBITDA(2)	$(407)	$92	$88	$153	$142
Capital expenditures	206	83	60	42	38

Selected Operating Data:
Coated paper volume sold (in thousands of short tons)	1,897	1,933	1,999	1,506	1,601
Weighted-average coated paper price per ton	$834	$911	$927	$929	$904

(1)	For comparison purposes, we have presented the results of operations for 2005 on a combined basis, consisting of the historical results of our predecessor for the four months ended April 30, 2005 and the historical results of operations of the successor for the eight months ended December 31, 2005. For a presentation of these periods on a predecessor and successor basis, see “Historical Selected Financial Information and Other Data.” The presentation of the operations of our predecessor during the periods prior to our acquisition of the printing and writing paper business of MeadWestvaco do not reflect the significant effect that the accounting for that acquisition and related transactions has had on the reporting of our financial condition and results of operations. We believe that this presentation is beneficial to the reader by providing an easier-to-read discussion of results of operations and provides the reader with information from which to analyze our financial results that is consistent with the manner that management reviews and analyzes results of operations. Furthermore, disclosures regarding sales volumes, spending and other operational measures are determined on a comparable basis for all periods presented. The discussion is provided for comparative purposes only, but the value of such a comparison may be limited. Some of the factors that limit the usefulness of this presentation include the combination of results based on different accounting bases for predecessor and successor periods, differences in capitalization and the effects resulting from the change from a division of a larger entity to a stand-alone company.

(2)	EBITDA is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.

EBITDA is not a measure of our performance under GAAP and not intended to represent net income (loss), as defined under GAAP, and should not be used as an alternative to net income (loss) as an indicator of performance. EBITDA is included in this prospectus because it is a primary component of certain covenants under our senior secured credit facilities and is a basis upon which our management assesses performance. For a more detailed discussion of the covenants, see “Description of Certain Indebtedness.” In addition, our management believes EBITDA is useful to investors because it and similar measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies with substantial financial leverage.

The use of EBITDA instead of net income (loss) has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Because of these limitations, EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business.

The following table presents a reconciliation of NewPage’s net income (loss) to EBITDA:

	Non-GAAP	Successor
	Combined Predecessor and Successor Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Pro Forma Year Ended December 31, 2007
	(dollars in millions)
Net income (loss)	$(65)	$(32)	$(8)	$(95)
Income tax provision (benefit) (including amount in discontinued operations)	(11)	(4)	4	3
Interest expense	132	146	154	303
Depreciation and amortization	175	152	134	279

EBITDA	$231	$262	$284	$490

Included in EBITDA for NewPage are the following items:

	Non-GAAP	Successor
	Combined Predecessor and Successor Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Pro Forma Year Ended December 31, 2007

Equity award(a)	$1	$11	$14	$14
LIFO effect(b)	10	(2)	1	1
(Gain) loss on sales of business/assets(c)	—	(63)	3	9
Unrealized (gain) loss on commodity basket option(d)	25	47	—	—
Pension loss/OPEB curtailment loss	—	—	1	4
Transition costs(e)	14	8	—	—
Discontinued operations(f)	—	19	—	—
Closure/restructuring(g)	—	6	—	8
Integration-related costs(h)	—	—	5	5
Other adjustments(i)	—	—	—	7

Total	$50	$26	$24	$48

(a)	Represents the non-cash charge for equity awards granted to certain members of management.
(b)	Represents the difference in accounting treatment for LIFO methodology compared to FIFO methodology.
(c)	Represents the non-cash (gain) loss on the sale of assets. The gain for the year ended December 31, 2006 is primarily from the sale of the hydroelectric generating facilities in Maine.
(d)	Represents a non-cash loss determined based on the mark-to-market value of the commodity basket option contract.
(e)	Represents transitional costs incurred relating to the setup of our business as a stand-alone business, including professional services and consulting costs related to information technology, human resources and finance.
(f)	Represents the loss from the sale of our carbonless paper business, including curtailment and settlement costs related to the employee benefit plans.
(g)	Represents machine closure costs and costs for severance and the restructuring charge taken in connection with fixed cost reduction efforts and contract settlements.
(h)	Represents costs related to the integration of SENA and NewPage, including severance and benefits for duplicative sales and administration positions.
(i)	Represents expenses of SENA for periods prior to the Acquisition that are no longer incurred. Expenses include costs allocated to SENA from SEO that did not continue after the Acquisition, costs for legal matters that were retained by SEO and costs expensed for information technology investments.

The following table presents a reconciliation of SENA’s net income (loss) to EBITDA:

	Year Ended December 31, 2004 (Restated)	Year Ended December 31, 2005 (Restated)	Year Ended December 31, 2006 (Restated)	Nine Months Ended September 30, 2006 (Restated)	Nine Months Ended September 30, 2007 (Restated)
	(dollars in millions)
Net income (loss)	$(657)	$(282)	$(243)	$(102)	$(84)
Depreciation and amortization	271	292	267	201	190
Income tax (benefit)	(84)	7	(28)	(14)	(25)
Interest expense	63	75	92	68	61

EBITDA	$(407)	$92	$88	$153	$142

Included in EBITDA for SENA are the following items:

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007
Port Hawkesbury lockout(a)	$—	$—	$41	$41	$—
Goodwill impairment	520	162	—	—	—
Property plant and equipment impairment	—	—	113	—	—
Loss on sale of assets	17	13	3	1	3
Pension/OPEB curtailment loss	—	—	14	14	3
Closures/restructuring(b)	11	15	—	—	8
Other adjustments(c)	8	9	15	10	11

Total	$556	$199	$186	$66	$25

(a)	Represents the costs incurred that were not absorbed because of lost production during the closure of the Port Hawkesbury mill from December 2005 until October 2006 due to a labor dispute. We continued to incur the same types of costs following the reopening of the mill.
(b)	Represents machine closure costs and costs for severance and the restructuring charge taken in connection with fixed cost reduction efforts and contract settlements.
(c)	Represents expenses of SENA for periods prior to the Acquisition that are no longer incurred. Expenses include costs allocated to SENA from SEO that did not continue after the Acquisition, costs for legal matters that were retained by SEO and costs expensed for information technology investments.

(3)	In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, equity income from investee plus fixed charges and distributed income of equity investee. Fixed charges consist of interest on indebtedness plus the amortization of deferred debt issuance costs and that portion of lease expense representative of the interest element.
(4)	“Working Capital” is defined as current assets net of current liabilities.

R ISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before deciding whether to tender the Original Notes in exchange for the New Notes. The risks described below are what we believe to be the risks which could materially and adversely affect our business, financial condition or results of operations. If that occurs, the value of the New Notes may decline and you may lose all or part of your investment.

Risks Related to the New Notes and our Indebtedness

Our substantial level of indebtedness could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our obligations under the New Notes.

We have substantial indebtedness. As of December 31, 2007, we had $2,977 million of total indebtedness (excluding $74 million in outstanding letters of credit). As of December 31, 2007, our revolving senior secured credit facility also permitted additional borrowings of up to a maximum of $500 million. All future borrowings under the revolving senior secured credit facility would effectively rank senior to the New Notes and the subsidiary guarantees. In addition, subject to restrictions in the indenture governing the New Notes and our other debt instruments, we may incur additional indebtedness. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. On a pro forma basis, after giving effect to the Transactions, our earnings would have been deficient to meet fixed charges by $(92) million for the year ended December 31, 2007.

Our substantial indebtedness could have important consequences to you, including the following:

•	it may be more difficult for us to satisfy our obligations with respect to the New Notes;

•	our ability to obtain additional financing for working capital, debt service requirements, general corporate or other purposes may be impaired;

•	we must use a substantial portion of our cash flow to pay interest and principal on the New Notes and our other indebtedness, which will reduce the funds available to us for other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions;

•

our ability to capitalize on business opportunities and to react to competitive pressures and changes in our industry as compared to our competitors may be compromised due to our high level of indebtedness; and

•	our ability to refinance our indebtedness, including the New Notes, may be limited.

In addition, prior to the repayment of the New Notes, we will be required to refinance our senior secured credit facilities. Furthermore, concurrently with the repayment of the New Notes, we will be required to repay our existing 2012 notes. We cannot assure you that we will be able to refinance any of our debt or that we will be able to refinance on commercially reasonable terms. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of assets;

•	sales of equity; or

•	negotiations with our lenders to restructure the applicable debt.

Our debt instruments may restrict, or market or business conditions may limit, our ability to use some of our options.

A substantial portion of our debt bears interest at variable rates. If market interest rates increase, it could adversely affect our cash flow or compliance with our debt covenants.

As of December 31, 2007, $1,825 million of our debt consisted of borrowings that bear interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow and compliance with our debt covenants. As of December 31, 2007, weighted average interest rates were 8.7% on borrowings under the senior secured term loan due 2014 and 11.2% on the floating rate senior secured notes due 2012. Each one-eighth percentage point change in LIBOR would result in a $2.0 million change in annual interest expense on the term loan, a $0.3 million change in annual interest expense on the floating rate notes due in 2012 and, assuming the entire revolving loan were drawn, a $0.6 million change in interest expense on the revolving loan, in each case, without taking into account any interest rate derivative agreements. While we may enter into agreements limiting our exposure to higher market interest rates, these agreements may not offer complete protection from this risk.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, political, financial, competitive, legislative, regulatory and other factors that are beyond our control.

During 2007, giving pro forma effect to the Transactions, we would have expended approximately $300 million to service our indebtedness. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness, including the New Notes, or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, or that we will be able to refinance on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms, it could significantly adversely affect our financial condition, the value of the outstanding debt, including the New Notes, and our ability to make any required cash payments under our indebtedness, including our ability to pay principal and interests on the New Notes.

Our debt instruments impose significant operating and financial restrictions on us. If we default under any of these debt instruments, we may not be able to make payments on the New Notes.

The indentures and other agreements governing our notes and our debt instruments impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

•	incur additional indebtedness or guarantee obligations;

•	repay indebtedness (including the New Notes) prior to stated maturities;

•	pay dividends or make certain other restricted payments;

•	make investments or acquisitions;

•	create liens or other encumbrances;

•	transfer or sell certain assets or merge or consolidate with another entity;

•	engage in transactions with affiliates; and

•	engage in certain business activities.

In addition to the covenants listed above, our senior secured credit facilities require us to meet specified financial ratios and tests and restrict our ability to make capital expenditures. Any of these restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict corporate activities. See “Description of Certain Indebtedness.”

Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We cannot assure you that these waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us. In addition, the holders of the New Notes will have no control over any waivers or amendments with respect to any debt outstanding other than the New Notes. Therefore, we cannot assure you that even if the holders of the New Notes agree to waive or amend the covenants contained in the indenture relating to the New Notes, the holders of our other debt will agree to do the same with respect to their debt instruments.

A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements, including our inability to comply with the required financial covenants in our senior secured credit facilities, could result in an event of default under those agreements. Our default could allow the lenders under our financing agreements, if the agreements so provide, to discontinue lending, to accelerate the related debt as well as any other debt to which a cross acceleration or cross default provision applies, and to declare all borrowings outstanding under our financing arrangements to be due and payable. In addition, the lenders could terminate any commitments they had made to supply us with further funds. If the lenders require immediate repayments, we will not be able to repay them and also repay the New Notes in full.

Proceeds from any sale of the collateral securing the New Notes upon foreclosure or liquidation may not be sufficient to repay the New Notes in full.

The holders of the debt issued under our senior secured term loan facility have a lien on the collateral securing the New Notes that ranks prior to the lien on the collateral in favor of the trustee under the New Notes. Accordingly, the proceeds of the collateral may be used to satisfy amounts due and payable to holders of the New Notes only after the claims of holders under our senior secured term loan facility have been satisfied. In addition, the trustee of the existing 2012 notes has a lien on the collateral securing the New Notes that ranks pari passu to the lien on the collateral in favor of the trustee under the New Notes. We have not conducted appraisals of any of our assets to determine if the value of such collateral upon foreclosure or liquidation equals or exceeds the amount of our senior secured term loan facility and the New Notes and the existing 2012 notes. Accordingly, we cannot assure you that the remaining proceeds from the sale of the collateral would be sufficient to repay noteholders all amounts owed under the New Notes.

In the event of a foreclosure or liquidation of the collateral securing the New Notes, the value realized on the collateral will depend on market conditions, the availability of buyers and other factors. The collateral is by its nature illiquid, and we can therefore not assure you that the collateral can be sold in a short period of time or at all. A significant portion of the collateral, including the real property portion thereof, includes assets that may only be usable as part of the existing operating business. Accordingly, any such sale of the collateral, including the real property portion thereof, separate from the sale of NewPage as a whole, may not be feasible or of any value. We therefore cannot assure you that the proceeds from the sale of the collateral (after payment of expenses of the sale and repayment of secured indebtedness permitted under the indenture governing the New Notes or other liens on the collateral which might under applicable law rank prior to or equally and ratably with the lien on the collateral in favor of the collateral trustee under the indenture, including liens under the senior secured term loan facility and our existing 2012 notes) would be sufficient to repay noteholders all amounts owed under the New Notes.

To the extent that the proceeds of the collateral were not sufficient to repay amounts owed under the New Notes, then holders of the New Notes would have a general unsecured claim against our remaining assets, which claim would be effectively subordinated to debt secured by other assets of ours to the extent of the value of the collateral securing such other secured debt.

As of December 31, 2007, the aggregate amount of our secured indebtedness was $2,631 million, $1,600 million of which was pursuant to our senior secured term loan facility and $1,031 million of which was pursuant to the existing 2012 notes. As of December 31, 2007, there were no borrowings outstanding under the revolving senior secured credit facility and, based on availability under the borrowing base as of that date, we had $380 million of additional borrowing availability under the revolving senior secured credit facility after taking into account $74 million in letters of credit. We will be permitted to incur substantial additional indebtedness, including additional secured debt, in the future under the terms of the indenture. See “Description of Certain Indebtedness—Senior Secured Credit Facilities—Borrowing Base.”

The ability of the collateral trustee to foreclose on the collateral may be limited.

U.S. and Canadian bankruptcy and insolvency laws could prevent the collateral trustee from enforcing its security interest in the collateral upon the occurrence of an event of default if bankruptcy or insolvency proceedings are commenced by or against us before the collateral trustee has foreclosed, disposed of or appointed a receiver or otherwise enforced its security over the collateral. Under bankruptcy and insolvency laws, secured creditors such as the holders of the New Notes are prohibited from taking steps to enforce their security interest in the assets of a debtor in bankruptcy or insolvency proceeding without court approval. Moreover, in certain bankruptcy and insolvency proceedings debtors are permitted to continue to retain and to use the collateral (and the proceeds, products, rents or profits of such collateral). In U.S. proceedings, the secured creditor must be given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral. The court may find “adequate protection” if the debtor pays cash or grants additional security for any diminution in the value of the collateral as a result of the stay or repossession or disposition or any use of the collateral during the pendency of the bankruptcy case. Under the collateral trust agreement, the holders of the New Notes waive their right to seek any adequate protection other than a lien junior to any lien granted as adequate protection to holders of our first lien indebtedness. In Canadian proceedings, the secured creditor would have to convince the court that the prejudice to the secured creditor by allowing the debtor to continue to retain and use the collateral outweighs the benefit to the debtor and all of its stakeholders by allowing the debtor to do so.

In addition, the collateral trustee may need to evaluate the impact of the potential liabilities before determining whether to enforce its security interest in the collateral because lenders that hold a security interest in real property may be held liable under environmental laws and regulations for the costs of remediating or preventing any release or threatened release of hazardous substances at the secured property. Similarly, lenders who enforce their security interest by appointment of a receiver in Canada may be liable under employment and labor laws for employment-related costs and expenses. In this regard, the collateral trustee may decline to enforce its security interest in the collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of the notes. Finally, the collateral trustee’s ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, other liens (including under the senior secured credit facilities) and practical problems associated with the enforcement of the collateral trustee’s security interest in the collateral.

The New Notes are not secured by all our assets, and the liens on the collateral may be subject to limitations.

Our obligation to make payments on the New Notes will be secured only by the collateral described in this prospectus under “Description of New Notes—Certain Definitions—Collateral.” In particular, cash, deposit accounts, accounts receivables, inventory, stock of our subsidiaries and intercompany debt will not constitute collateral for the New Notes. Our obligations under our senior secured term loan facility are secured by first liens on the collateral securing the New Notes and by other significant assets of ours that are not included in the collateral for the New Notes, and the New Notes therefore will be effectively further subordinated to the senior secured term loan facility to the extent of the value of those other assets. Our obligations under the existing 2012 notes are secured by second liens on the same collateral securing the New Notes and therefore the New Notes will be equally and ratably secured with the existing 2012 notes.

The indenture will permit the incurrence of additional secured indebtedness that ranks prior to the lien in favor of the collateral trustee as well as additional secured indebtedness that ranks pari passu to the lien in favor of the collateral trustee. We also may acquire additional assets that do not constitute collateral for the New Notes. In addition, certain permitted liens on the collateral securing the notes may allow the holder of such lien to exercise rights and remedies with respect to the collateral subject to such lien that could adversely affect the value of such collateral and the ability of the collateral trustee or the holders of the New Notes to realize or foreclose upon such collateral. See “Description of New Notes—Certain Covenants—Liens.”

The holders of first priority liens, including lenders under the senior secured term loan facility, have the sole right to exercise remedies against the collateral for so long as the debt secured by such liens is outstanding and the right to release the collateral securing the New Notes.

The collateral trust agreement provides that holders of first priority liens, including the lenders under the senior secured term loan facility, have the exclusive right to manage, perform and enforce the terms of the security documents relating to the collateral, and to exercise and enforce all privileges, rights and remedies thereunder, including to take or retake control or possession of the collateral and to hold or dispose of the collateral. Under the terms of the collateral trust agreement, so long as indebtedness secured by such first priority liens is outstanding, if the holders of such indebtedness release the collateral securing the senior secured term loan facility for any reason whatsoever, including, without limitation, in connection with any sale of assets, the security interest securing the New Notes will be automatically and simultaneously released without any consent or action by the holders of the New Notes (unless all or substantially all of the collateral is being released). The collateral so released will no longer secure our and our guarantors’ obligations under the New Notes. If an event of default has occurred, the lenders under the senior secured term loan facility and other future first lien credit facilities will have the exclusive right to dispose of collateral in connection with the foreclosure or other enforcement of their security interests and liens in the collateral to satisfy obligations under such credit facilities, and regardless of whether the proceeds from such disposition are sufficient to satisfy any part of our and our subsidiaries’ obligations under the New Notes. Any collateral subject to such dispositions would cease to act as security for the New Notes and the guarantees of the New Notes, as well as our and our guarantors’ obligations under the senior secured credit facilities and any other indebtedness which is secured by such collateral. In addition, because the lenders under the senior secured credit facilities control the disposition of the collateral securing the senior secured credit facilities and the New Notes, the lenders could decide not to proceed against the collateral, regardless of whether there is a default under the senior secured credit facilities. In such event, the only remedy available to the holders of the New Notes would be to sue for payment on the New Notes and the related subsidiary guarantees. By virtue of the direction of the administration of the pledges and security interests and the release of collateral, actions may be taken under the collateral trust agreement that may be adverse to you as a holder of New Notes.

The priority and voting provisions set forth in the indenture and the collateral trust agreement substantially limit the rights of the holders of the New Notes with respect to the collateral securing the New Notes.

The rights of the holders of the New Notes with respect to the collateral securing the New Notes will be substantially limited pursuant to the terms of the priority and voting provisions set forth in the collateral trust agreement. Under those provisions, at any time that obligations that have the benefit of the first priority liens are outstanding, any actions that may be taken in respect of the collateral, including the ability to cause the commencement of enforcement proceedings, and the approval of amendments to, releases of collateral (other than releases of all or substantially all of the collateral) from the lien of, and waivers of past defaults under, the security documents, will be at the direction of the holders of the obligations secured by the first priority liens. These lien subordination provisions will materially limit the value of the security interests securing the notes.

The value of the collateral securing the New Notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of the New Notes will only be entitled to post-petition interest under the bankruptcy code to the extent that the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Holders of the New Notes that have a security interest in collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the bankruptcy code. We have not conducted appraisals of any of our assets in connection with this offering and cannot assure you that the value of the noteholders’ interest in their collateral equals or exceeds the principal amount of the New Notes.

The waiver in the collateral trust agreement of rights of marshalling in the collateral trust agreement may adversely affect the recovery rates of holders of the New Notes in a bankruptcy or foreclosure scenario.

The New Notes and the related guarantees are not secured by our cash, deposit accounts, accounts receivable, inventory, intercompany debt and certain other assets that secure our senior secured revolving credit facilities, and our senior secured term loan facilities or the stock of our subsidiaries that secures our senior secured term loan facility. The collateral trust agreement will provide that, prior to the discharge of priority lien obligations, which include our senior secured term loan facility, the holders of the New Notes, the trustee under the indenture governing the New Notes and the collateral trustee may not assert or enforce any right of marshalling accorded to a junior lienholder, as against the holders of priority liens. Without this waiver of the right of marshalling, holders of prior liens on the collateral securing the notes would likely be required to liquidate collateral on which the New Notes did not have a lien, prior to liquidating collateral on which the New Notes have a second lien, thereby maximizing the proceeds of the collateral that would be available to repay our obligations under the New Notes. As a result of this waiver, the proceeds of sales of the collateral securing the New Notes could be applied to repay priority lien obligations before applying proceeds of other collateral securing such priority lien obligations, and the holders of the New Notes may recover less than they would have if such proceeds were applied in the order most favorable to the holders of the New Notes.

Any future pledge of collateral might be avoidable by a trustee in bankruptcy.

Any future pledge of collateral in favor of the collateral trustee, including pursuant to security documents delivered after the date of the indenture governing the New Notes, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the New Notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

Despite our current indebtedness level, we and our subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

As of December 31, 2007, we had $2,977 million of total indebtedness. The terms of the indenture governing the New Notes will permit us to incur substantial additional indebtedness in the future, including secured indebtedness. See “Description of New Notes.” Any senior debt incurred by us, if secured on a first lien basis, would be effectively senior to the New Notes. If we incur any additional indebtedness that ranks equal to the New Notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us. If new debt is added to our or our subsidiaries’ current debt levels, the related risks that we now face could intensify. See “Description of Certain Indebtedness.”

Your right to receive payment on the New Notes will be effectively subordinated to the liabilities of our non-guarantor subsidiaries, including our existing unrestricted subsidiaries.

Our unrestricted subsidiaries and foreign subsidiaries will not be required to be guarantors of the New Notes, although NewPage Port Hawkesbury, a Canadian entity, will be a guarantor of the New Notes. Creditors of our non-guarantor subsidiaries will generally be entitled to payment from the assets of those subsidiaries before those assets can be distributed to us. As a result, the New Notes will effectively be subordinated to the prior payment of all of the debts of our non-guarantor subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. We designated Consolidated Water Power Company, or CWPCo, as an unrestricted subsidiary. As of December 31, 2007, the aggregate total assets of this non-guarantor subsidiary was approximately $46 million, or less than 1% of our assets. For the year ended December 31, 2007, approximately $13 million, or less than 1%, of our pro forma net sales was attributable to this non-guarantor subsidiary.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the New Notes.

Upon the occurrence of a “change of control,” as defined in the indenture governing the New Notes, we must offer to buy back the notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest, if any, to the date of the repurchase. Our failure to purchase, or give notice of purchase of, the New Notes would be a default under the indenture governing the New Notes, which would also be a default under our senior secured credit facilities and our existing 2012 notes and the 2013 notes. See “Description of New Notes—Repurchase of Notes at the Option of Holders—Change of Control.”

If a change of control occurs, it is possible that we may not have sufficient assets at the time of the change of control to make the required repurchase of New Notes or to satisfy all obligations under our other debt instruments. In order to satisfy our obligations, we could seek to refinance our indebtedness or obtain a waiver from the lenders or you as a holder of the New Notes. We cannot assure you that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

Our controlling equity holder may take actions that conflict with your interests.

A substantial portion of the voting power of our equity is held indirectly by affiliates of Cerberus. Accordingly, Cerberus indirectly controls the power to elect our directors and officers, to appoint new management and to approve all actions requiring the approval of the holders of our equity (subject to certain specified consent rights of SEO described in “Certain Relationships and Related Party Transactions—SEO Arrangements—Securityholders Agreement”), including adopting amendments to our constituent documents and approving mergers, acquisitions or sales of all or substantially all of our assets. The directors have the authority, subject to the terms of our debt, to issue additional indebtedness or equity, implement equity repurchase programs, declare dividends and make other such decisions about our equity.

In addition, the interests of our controlling equity holder could conflict with your interests, if for example, we encounter financial difficulties or are unable to pay our debts as they mature. Our controlling equity holder also may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investment, even though these transactions might involve risks to you, as holders of the New Notes.

Federal and state laws permit courts to void guarantees under certain circumstances.

The New Notes will be guaranteed by all of our material U.S. and Canadian subsidiaries. The guarantees may be subject to review under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance laws and Canadian federal insolvency and corporate laws and provisions of provincial preference, fraudulent conveyance and corporate laws, if a bankruptcy or insolvency proceeding or a lawsuit is commenced by or on behalf of us or one of our guarantors or by our unpaid creditors or the unpaid creditors of one of our guarantors. Under these laws, a court could void the obligations under the guarantee, subordinate the guarantee of the New Notes to that guarantor’s other debt or take other action detrimental to holders of the New Notes and the guarantees of the New Notes, if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	issued the guarantee to delay, hinder or defraud present or future creditors;

•	received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee;

•	was insolvent or rendered insolvent by reason of issuing the guarantee;

•	was engaged, or about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature; or

•

with respect to Canadian companies in issuing the guarantee, acted in a manner that was oppressive, unfairly prejudicial to or unfairly disregarded the interests of any shareholder, creditor, director, officer or other interested party.

In those cases where our solvency or the solvency of one of our guarantors is a relevant factor, the measures of insolvency will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a party would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing indebtedness, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its indebtedness as it becomes due.

We cannot be sure as to the standard that a court would use to determine whether or not a party was solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantees would not be voided or the guarantees would not be subordinated to the guarantors’ other debt. If such a case were to occur, the guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

An active public market may not develop for the New Notes, which may hinder your ability to liquidate your investment.

The New Notes are a new issue of securities with no active trading market, and we do not intend to list them on any securities exchange. The initial purchasers of the Original Notes are not obligated to make a market in the New Notes and may cease their market-making in the New Notes at any time. In addition, the liquidity of the trading market in the New Notes, and the market price quoted for the New Notes, may be adversely affected by changes in the overall market for fixed income securities, and by changes in our financial performance or prospects, or in the prospects for companies in our industry in general. As a result, an active trading market for the New Notes may not develop. If no active trading market develops, you may not be able to resell your New Notes at their fair market value, or at all.

The market price for the New Notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. The market for the New Notes, if any, may be subject to similar disruptions, which could adversely affect the value of your New Notes.

Risks Relating to our Business

We may not realize the anticipated benefits of the Acquisition.

We completed the Acquisition on December 21, 2007. Although we expect to realize strategic, operational and financial benefits as a result of the Acquisition, we cannot predict whether and to what extent these benefits will be achieved. Successful integration of NewPage and NPCP will depend on management’s ability to manage the combined operations effectively and to benefit from cost savings and operating efficiencies. There are significant challenges to integrating the NPCP operations into our business, including:

•	integrating the senior management and key personnel of NewPage and NPCP;

•	potential disruptions of both companies’ businesses caused by the Acquisition;

•	successfully managing the operations, manufacturing facilities and supply chain of NPCP and integrating them with our existing business;

•	maintaining the customer base for NewPage and NPCP products;

•	the diversion of management’s and other’s attention;

•	maintaining effective internal control procedures for the combined company; and

•	integrating management information, inventory, accounting and sales systems of NewPage and NPCP.

In addition, the Acquisition created a significantly larger combined company, which may increase the challenge of integrating the NPCP operations into our business.

If we are not able to successfully integrate the NPCP business, the anticipated synergies and cost savings may not be achieved. In addition, our failure to successfully integrate and operate the NPCP business, and to realize the anticipated benefits of the Acquisition, could adversely affect our operating performance and financial results.

Even if we are able to successfully integrate the business of NPCP into our operations, we may not realize the anticipated synergies of the Acquisition on the timetable currently contemplated, or at all.

We expect to generate annualized synergies as a result of the Acquisition of approximately $265 million by June 2009. We cannot assure you that these synergies will be achieved on the timetable contemplated and in the amounts expected, or at all. In connection with achieving these synergies, we expect to make capital expenditures of approximately $60 million in 2008. We also expect to incur expenses and restructuring charges in 2008 and to a lesser extent in 2009 of up to approximately $55 million in the aggregate relating to severance and early retirement benefits, costs of relocating employees and assets and costs of integrating the two businesses, including investments in information systems. In addition, we expect to record up to approximately $45 million in the aggregate as a liability in the initial purchase price allocation, which relates to cash payments that we expect to make in 2008 and to a lesser extent in 2009 in connection with severance and early retirement benefits of NPCP employees, costs of relocating employees and assets of NPCP and contract termination costs.

Achieving the expected synergies, as well as the costs of achieving them, is subject to a number of uncertainties, including our ability to negotiate lower raw material prices from suppliers and transportation providers, to make necessary investments in information systems and equipment to rebalance production in a timely and cost efficient manner and to avoid unexpected downtime resulting from changing production on machines or at mills. If we encounter difficulties in achieving the expected synergies, incur significantly greater costs related to these synergies than we anticipate or activities related to these synergies have unintended consequences, our business, financial condition and results of operations could be adversely affected.

The pro forma financial information that is contained in this prospectus is not necessarily indicative of our future financial condition or performance.

The pro forma financial information of NewPage giving effect to the Transactions is intended to provide information regarding how NewPage might have looked if the Acquisition had occurred as of the dates indicated in that information. The pro forma information is based on the historical results of each of NewPage and SENA and therefore may not be indicative of our actual results for periods when the two businesses are operated together. Moreover, the pro forma information does not reflect all of the changes that may result from the

Acquisition, including, for example, transition and integration costs; challenges of achieving anticipated synergies; ability to retain qualified employees; maintaining satisfactory relationships with represented employees and customers; or the idling, shutdown or divestiture of less efficient or less profitable mills or machines. The pro forma adjustments to the statement of operations represent management’s best estimates based on information available at the time the pro forma information was prepared and may differ from the adjustments that may actually be required. Accordingly, the pro forma financial information should not be relied upon as being indicative of the historical results that would have been realized had the Transactions occurred as of the dates indicated or that may be achieved in the future.

We have limited ability to pass through increases in our costs. Increases in our costs or decreases in our paper prices could adversely affect our business, financial condition and results of operations.

Our earnings are sensitive to changes in the prices of our paper products. Fluctuations in paper prices, and coated paper prices in particular, historically have had a direct effect on our net income (loss) and EBITDA for several reasons:

•

Market prices for paper products are a function of supply and demand, factors over which we have limited influence. We therefore have limited ability to control the pricing of our products. Market prices of grade No. 3 coated paper, 60 lb weight, which is an industry benchmark for coated freesheet paper pricing, have fluctuated since 2000 from a high of $950 per ton to a low of $705 per ton. Market prices of grade No. 4 coated paper, 50 lb. weight, which is an industry benchmark for coated groundwood paper pricing, and grade SC-A, 35 lb. weight, which is an industry benchmark for supercalendered paper pricing, have generally followed a similar trend. Because market conditions determine the price for our paper products, the price for our products could fall below our production costs.

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Market prices for paper products typically are not directly affected by raw material costs or other costs of sales, and consequently we have limited ability to pass through increases in our costs to our customers absent increases in the market price. Thus, even though our costs may increase, our customers may not accept price increases for our products, or the prices for our products may decline.

•

Paper manufacturing is highly capital-intensive and a large portion of our and our competitors’ operating costs are fixed. Additionally, paper machines are large, complex systems that operate more efficiently when operated continuously. Consequently, both we and our competitors typically continue to run our machines whenever marginal sales exceed the marginal costs.

Our ability to achieve acceptable margins is, therefore, principally dependent on managing our cost structure and managing changes in raw materials prices, which represent a large component of our operating costs and fluctuate based upon factors beyond our control. If the prices of our products decline, or if our raw material costs increase, or both, it could have a material adverse effect on our business, financial condition and results of operations. For a further discussion of the variability of our paper prices and our costs and expenses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Factors That Affect Our Operating Results.”

Over the last five years, the U.S. dollar has decreased significantly in value relative to the Canadian dollar. Most of the raw material, labor and other cost of sales at our Port Hawkesbury mill are denominated in Canadian dollars. Because North American sales prices for the products produced at Port Hawkesbury are determined primarily by the U.S. dollar price per ton charged by U.S. producers, the weaker U.S. dollar has impaired the ability of the Port Hawkesbury mill to profitably compete in the U.S. market.

The paper industry is cyclical. Fluctuations in supply and demand for our products could materially adversely affect our business, financial condition and results of operations.

The paper industry is a commodity market and is subject to cyclical market pressures. North American demand for printing paper products tends to decline during a weak U.S. economy. Accordingly, deteriorating general economic conditions may have a material adverse effect on the demand for our products, which could have a material adverse effect on our business, financial condition and results of operations. In particular, the demand for coated paper is affected by spending on catalog and promotional materials by retailers and spending on magazine advertising, which affects the number of printed pages in magazines. In addition, currency fluctuations can have a significant effect on the supply of printing paper products in North America. If the U.S. dollar strengthens, imports may increase, which, in turn, would cause the supply of paper products available in the North American market to increase. An increased supply of paper in North America could put downward pressure on prices and cause us to lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

The markets in which we operate are highly competitive and imports could materially adversely affect our business, financial condition and results of operations.

Our business is highly competitive. Competition is based largely on price. We compete with numerous North American paper manufacturers. We also face competition from foreign producers, some of which we believe are lower cost producers than we are. Foreign overcapacity could result in an increase in the supply of paper products available in the North American market. Asian producers, in particular, have significantly increased imports to the U.S. in recent years, and we believe that producers in China, Indonesia and South Korea are selling in our markets at less than fair value and are being subsidized by their governments. We filed petitions seeking antidumping and countervailing duties on imports of coated freesheet paper from China, Indonesia and South Korea. The U.S. Department of Commerce determined that several producers in these countries were subsidized and engaged in dumping. However, the U.S. International Trade Commission determined that no material injury to the domestic industry has occurred and, as a result of that determination, no antidumping and countervailing duties will be imposed on imports of coated freesheet paper from these countries.

Our non-U.S. competitors may develop a competitive advantage over us and other U.S. producers if the U.S. dollar strengthens in comparison to the home currency of those competitors, if the home currency of those competitors (particularly in China) is maintained by their governments at a low value compared to the U.S. dollar, if those competitors receive governmental subsidies or incentives or if ocean shipping rates decrease. If the U.S. dollar strengthens, if foreign currencies are maintained at low values, if shipping rates decrease, if foreign producers receive governmental subsidies or incentives or if overseas supply exceeds demand, imports may increase, which, in turn, would cause the supply of paper products available in the North American market to increase. An increased supply of paper could cause us to lower our prices or lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the following factors will affect our ability to compete:

•	product availability;

•	the quality of our products;

•	our breadth of product offerings;

•	our ability to maintain plant efficiencies and high operating rates and thus lower our average manufacturing costs per ton;

•	our ability to provide customer service that meets customer requirements and our ability to distribute our products on time;

•	costs to comply with environmental laws and regulations;

•	our ability to produce products that meet customer requirements for the use of sustainable forestry principles, recycled content and environmentally friendly energy sources; and

•	the availability or cost of chemicals, wood, energy and other raw materials and labor.

Furthermore, some of our competitors have greater financial and other resources than we do or may be better positioned than we are to compete for certain opportunities.

If we are unable to obtain raw materials, including petroleum-based chemicals, at favorable prices, or at all, it could adversely affect our business, financial condition and results of operations.

We have no significant timber holdings and purchase wood, chemicals and other raw materials from third parties. We may experience shortages of raw materials or be forced to seek alternative sources of supply. If we are forced to seek alternative sources of supply, we may not be able to do so on terms as favorable as our current terms or at all. The prices for many chemicals, especially petroleum-based chemicals, have increased over the last few years. Chemical prices have historically been and are expected to continue to be volatile. In addition, chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to a supply shortage, ration the amount of chemicals available to us or we may not be able to obtain the chemicals we need at favorable prices, if at all. Chemical suppliers also may be adversely affected by, among other things, hurricanes and other natural disasters. Certain specialty chemicals that we purchase are available only from a small number of suppliers. If any of these suppliers were to cease operations or cease doing business with us, we may be unable to obtain these chemicals at favorable prices, if at all.

In addition, wood prices are dictated largely by demand. The primary source for wood fiber is timber. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in Canada and the United States. In addition, future domestic or foreign legislation, litigation advanced by aboriginal groups, litigation concerning the use of timberlands, the protection of threatened or endangered species, the promotion of forest biodiversity and the response to and prevention of catastrophic wildfires and campaigns or other measures by environmental activists could also affect timber supplies. Availability of harvested timber may further be limited by factors such as fire and fire prevention, insect infestation, disease, ice and wind storms, drought, floods and other natural and man-made causes, thereby reducing supply and increasing prices.

Any disruption in the supply of chemicals, wood or other inputs could affect our ability to meet customer demand in a timely manner and could harm our reputation. As we have limited ability to pass through increases in our costs to our customers absent increases in market prices for our products, material increases in the cost of our raw materials could have a material adverse effect on our business, financial condition and results of operations.

We are involved in continuous manufacturing processes with a high degree of fixed costs. Any interruption in the operations of our manufacturing facilities may affect our operating performance.

We seek to run our paper machines and pulp mills on a nearly continuous basis for maximum efficiency. Any unplanned plant downtime at any of our paper mills results in unabsorbed fixed costs that negatively affect our results of operations for the period in which we experience the downtime. Due to the extreme operating conditions inherent in some of our manufacturing processes, we may incur unplanned business interruptions from time to time and, as a result, we may not generate sufficient cash flow to satisfy our operational needs. In addition, many of the geographic areas where our production is located and where we conduct our business may be affected by natural disasters, including snow storms, tornadoes, forest fires and flooding. These natural disasters could disrupt the operation of our mills, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, during periods of weak demand for paper products or periods of rising costs, we may need to schedule market-related downtime, which could have a material adverse effect on our financial condition and results of operations.

Our operations require substantial ongoing capital expenditures, and we may not have adequate capital resources to fund all of our required capital expenditures.

Our business is capital intensive, and we incur capital expenditures on an ongoing basis to maintain our equipment and comply with environmental laws and regulations, as well as to enhance the efficiency of our operations. We expect to spend approximately $235 million and $165 million on capital expenditures during 2008 and 2009, respectively. Capital expenditures in 2008 are expected to include approximately $60 million for integration-related capital expenditures, $50 million for maintenance capital expenditures and $2 million for environmental capital expenditures and the remainder are expected to relate primarily to improvements in machinery and equipment efficiency or cost-effectiveness. We anticipate that our available cash resources and cash generated from operations will be sufficient to fund our operating needs and capital expenditures for the foreseeable future. However, if we require additional funds to fund our capital expenditures, we may not be able to obtain them on favorable terms, or at all. If we cannot maintain or upgrade our facilities and equipment as we require or to ensure environmental compliance, it could have a material adverse effect on our business, financial condition and results of operations.

Rising energy or chemical prices or supply shortages could adversely affect our business, financial condition and results of operations.

Although a significant portion of our energy requirements are satisfied by steam produced as a byproduct of our manufacturing process, we purchase natural gas, coal and electricity to run our mills. Energy costs increased during 2007 and early 2008 and are expected to remain volatile for the foreseeable future. In addition, energy suppliers and chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to supply shortages, ration the amount of energy or chemicals available to us and we may not be able to obtain the energy or chemicals we need to operate our business at acceptable prices or at all. Any significant energy or chemical shortage or significant increase in our energy or chemical costs in circumstances where we cannot raise the price of our products due to market conditions could have a material adverse effect on our business, financial condition and results of operations. We estimate that for each $1 increase in the cost of a barrel of crude oil, our direct energy costs, other than electricity, and indirect costs, such as costs for transportation and petroleum-derived chemicals, increase approximately $6 million annually. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Factors That Affect Our Operating Results—Cost of Sales.” Furthermore, we are required to post letters of credit or other financial assurance obligations with certain of our energy and other suppliers, which could limit our financial flexibility. Additionally, due to increased fuel costs, suppliers, distributors and freight carriers have charged fuel surcharges, which have increased recently. If these fuel surcharges continue to increase significantly, they could have a material adverse effect on our business, financial condition and results of operations.

In addition, an outbreak or escalation of hostilities between the United States and any foreign power and, in particular, events in the Middle East, or weather events such as hurricanes, could result in a real or perceived shortage of oil or natural gas, which could result in an increase in energy or chemical prices.

We depend on a small number of customers for a significant portion of our business.

Our largest customer, xpedx, a division of International Paper Company, accounted for approximately 20% of 2007 pro forma net sales. Our ten largest customers (including xpedx) accounted for approximately 50% of 2007 pro forma net sales. The loss of, or significant reduction in orders from, any of these customers or other customers could have a material adverse effect on our business, financial condition and results of operations, as could significant customer disputes regarding shipments, price, quality or other matters.

Furthermore, we extend trade credit to certain of our customers to facilitate the purchase of our products, and rely on their creditworthiness. Accordingly, a bankruptcy or a significant deterioration in the financial condition of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations, due to a reduction in purchases, a longer collection cycle or an inability to collect accounts receivable.

Litigation could be costly and harmful to our business.

We are involved in various claims and lawsuits from time to time. For example, in 1998 and 1999, the U.S. Environmental Protection Agency, or EPA, issued Notices of Violation, or NOV, to eight paper industry facilities, including our Luke, Maryland mill, alleging violation of certain Prevention of Significant Deterioration, or PSD, regulations under the Clean Air Act. In 2000, an enforcement action was brought in Federal District Court in Maryland against the predecessor of MeadWestvaco, asserting that the predecessor did not obtain PSD permits or install required pollution controls in connection with capital projects carried out in the 1980s at the Luke mill. The complaint sought penalties of up to $27,500 per day for each claimed violation together with the installation of additional air pollution control equipment. MeadWestvaco has agreed to indemnify us for certain liability under these claims to the extent reserves were not previously established or the liability exceeds amounts budgeted by MeadWestvaco in connection with these matters. However, if we incur liability for this lawsuit and we are unable to obtain indemnification from MeadWestvaco, we may incur substantial costs, which may include costs in connection with the penalties and the installation of additional pollution control equipment.

In March 2000, the EPA issued a NOV and a Finding of Violation, or FOV, to SENA’s Wisconsin Rapids Pulp mill alleging violation of the PSD regulations and the New Source Performance Standard, or NSPS, requirements under the Clean Air Act arising from projects implemented at the mill between 1983 and 1991. The EPA is seeking the installation of additional air pollution control equipment and an $8 million penalty. The matter has been referred to the Department of Justice. In July 2002, the EPA issued a NOV and a FOV to SENA’s Niagara mill alleging PSD and NSPS violations relating to projects implemented at the mill from 1995 to 1997. SENA is defending these NOVs and FOVs. SEO has agreed to indemnify us for 75% of certain expenses relating to these matters, including losses arising from the design and installation of air pollution control equipment and for 75% of air compliance penalties, provided the expenses and penalties are incurred within a five-year period following closing of the Acquisition and that SEO’s obligations with respect to the boiler Maximum Achievable Control Technology rule is limited to 50% of the initial $35 million of certain compliance costs. If we incur liability for these actions and we are unable to obtain indemnification from SEO, we may incur substantial costs in connection with penalties and the installation of additional pollution control equipment.

In April 2008, NewPage Wisconsin System Inc. (formerly Stora Enso North America Corp. and the successor by merger to Consolidated Papers, Inc.), along with several other defendants, was served with a summons and complaint seeking to allocate among the defendants the cleanup costs and natural resource damages associated with the remediation of PCB contamination in the Lower Fox River and to require the defendants and the other responsible parties to pay for upcoming remedial work and natural resource damages. The complaint does not specify our alleged allocable share of these costs and damages. We do not believe that we are responsible for any PCB contamination in the Lower Fox River. We have submitted the claim to SEO, which is required to defend and indemnify us for 75% of any environmental liability associated with the Lower Fox River. We cannot assure you that we will not be held responsible for PCB contamination in the Lower Fox River or that SEO will satisfy any indemnification obligation to us.

In addition, we may be involved in various other claims and legal actions that arise in the ordinary course of business, including claims and legal actions related to environmental laws and regulations. Any of these claims or legal actions could materially adversely affect our business, results of operations and financial condition.

See “Business—Legal Proceedings” for further information concerning pending legal proceedings.

Rising postal costs could weaken demand for our paper products.

A significant portion of paper is used in periodicals, catalogs, fliers and other promotional materials. Many of these materials are distributed through the mail. Future increases in the cost of postage could reduce the frequency of mailings, reduce the number of pages in advertising materials or cause advertisers to use alternate methods to distribute their advertising materials. Any of the foregoing could decrease the demand for our products, which could materially adversely affect our business, financial condition and results of operations.

Developments in alternative media could adversely affect the demand for our products.

Trends in advertising, electronic data transmission and storage and the internet could have adverse effects on traditional print media, including our products and those of our customers, but neither the timing nor the extent of those trends can be predicted with certainty. Our magazine and catalog publishing customers may increasingly use, and compete with businesses that use, other forms of media and advertising and electronic data transmission and storage, particularly the internet, instead of paper made by us. As the use of these alternatives grows, demand for our paper products could decline.

The failure of our information technology and other business support systems could have a material adverse effect on our business, financial condition and results of operations.

Our ability to effectively monitor and control our operations depends to a large extent on the proper functioning of our information technology and other business support systems. We are a party to a service agreement that provides all of the information technology services and human resources services necessary to support our operations through January 31, 2013. If the service agreement is terminated, we will need to either perform these functions internally or obtain these services from third parties. We may not be able to do so on a cost-effective basis or at all. If our information technology and other business support systems were to fail or the service provider were to fail to perform under the service agreement, it could have a material adverse effect on our business, financial condition and results of operations.

Our business may suffer if we do not retain our senior management.

We depend on our senior management. The loss of services of members of our senior management team could adversely affect our business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ qualified personnel on acceptable terms. In addition, our future success requires us to continue to attract and retain competent personnel. We may experience an increase in turnover among senior personnel as a result of the Acquisition.

A large percentage of our employees are unionized. Wage increases or work stoppages by our unionized employees may have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2007, we had approximately 8,500 employees. Approximately 75% of our employees were represented by labor unions. As of December 31, 2007, we had 20 collective bargaining agreements expiring at various times between May 31, 2008 and November 30, 2010, with four collective bargaining agreements covering approximately 1,600 employees expiring before December 31, 2008. One contract, with the Communications, Energy and Paperworkers Union of Canada, or CEP, covering approximately 50 employees at the woods division of our Port Hawkesbury, Nova Scotia mill, expired in May 2004 and is currently under renegotiation. Our Port Hawkesbury, Nova Scotia mill was closed from December 2005 until October 2006, which was before our ownership of the mill, due to a labor dispute.

We may become subject to material cost increases or additional work rules imposed by agreements with labor unions. This could increase expenses in absolute terms and as a percentage of net sales. In addition, work stoppages or other labor disturbances may occur in the future. Any of these factors could negatively affect our business, financial condition and results of operations.

We depend on third parties for certain transportation services.

We rely primarily on third parties for transportation of our products to our customers and transportation of our raw materials to us, in particular, by truck and train. If any of our third-party transportation providers fail to deliver our products in a timely manner, we may be unable to sell them at full value. Similarly, if any of our transportation providers fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, strikes or other events. Any failure of a third- party transportation provider to deliver raw materials or products in a timely manner could harm our reputation, negatively affect our customer relationships and have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to deliver our products on a timely basis could be adversely affected by the lack of adequate availability of transportation services, especially rail capacity, whether because of work stoppages or otherwise. Furthermore, increases in the cost of our transportation services could cause a material adverse effect on our business, financial condition and results of operations.

We are subject to various laws and regulations that could impose substantial costs upon us and may adversely affect our operating performance.

Our operations are subject to a wide range of federal, state, provincial and local general and industry-specific environmental, health and safety laws and regulations, including those relating to air emissions, wastewater discharges, solid and hazardous waste management and disposal and site remediation. Compliance with these laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. Significant expenditures also could be required for compliance with any future laws or regulations relating to greenhouse gas or other emissions. In addition, we handle and dispose of wastes arising from our mill operations and operate a number of landfills to handle that waste. While we believe, based upon current information, that we are currently in substantial compliance with all applicable environmental laws and regulations, we could be subject to potentially significant fines, penalties or criminal sanctions for failure to comply, including with respect to the matters discussed in “—Litigation could be costly and harmful to our business.” Moreover, under certain environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up that real property and for related damages to natural resources. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our paper mills or other locations where we have disposed of, or arranged for the disposal of, wastes. MeadWestvaco and SEO have separately agreed to indemnify us, subject to certain limitations, for certain environmental liabilities. There can be no assurance that MeadWestvaco or SEO will perform under any of their respective environmental indemnity obligations or that the indemnity will adequately cover us in the event of any environmental liabilities, which could have a material adverse effect on our financial condition and results of operations. Furthermore, we agreed to indemnify the purchaser of our carbonless paper business for certain environmental liabilities, subject to certain limitations. We also could be subject to claims brought pursuant to applicable laws, rules or regulations for property damage or personal injury resulting from the environmental impact of our operations, including due to human exposure to hazardous substances. Increasingly stringent environmental requirements, more aggressive enforcement actions or policies, the discovery of unknown conditions or the bringing of future claims may cause our expenditures for environmental matters to increase, and we may incur material costs associated with these matters.

Some of our operations are subject to Canadian government regulation and we are subject to foreign currency risk.

Our business includes a mill in Port Hawkesbury, Nova Scotia and management of woodlands in Canada. Our operations in Canada are subject to Canadian laws and regulations, as well as foreign currency risk. The Canadian dollar has recently strengthened dramatically versus the U.S. dollar, which makes imports to the United States of paper products made in our Port Hawkesbury, Nova Scotia mill unprofitable. We cannot assure you we will be able to manage our Canadian operations profitably.

If we fail to achieve and maintain effective internal controls, it could have a material adverse effect on our business in the future.

As of December 31, 2007, we became subject to the requirements of Section 404 of the Sarbanes-Oxley Act. The SENA business, as operated by SEO, used SEO’s internal control procedures. Integration of NewPage and the SENA business may require substantial modifications to the internal control procedures of the SENA business that may be costly and time consuming. Our failure to maintain an effective internal control environment could have a material adverse effect on our business and our ability to access capital markets.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Forward-looking statements may include the words “may,” “plans,” “estimates,” “anticipates,” “believes,” “expects,” “intends” and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or assumed in our forward-looking statements. These factors, risks and uncertainties include, among others, the following:

•	our ability to realize the anticipated benefits of the acquisition of SENA, including anticipated synergies;

•	our substantial level of indebtedness;

•	changes in the supply of, demand for, or prices of our products;

•	the activities of competitors, including those that may be engaged in unfair trade practices;

•	changes in significant operating expenses, including raw material and energy costs;

•	changes in currency exchange rates;

•	changes in the availability of capital;

•	general economic and business conditions in the United States and Canada and elsewhere;

•	changes in the regulatory environment, including requirements for enhanced environmental compliance; and

•	the other factors described herein under “Risk Factors.”

Given these risks and uncertainties, we caution you not to place undue reliance on forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments, or for any other reason, except as required by law.

MARKET SHARE, RANKING AND OTHER DATA

Information in this prospectus concerning the paper and forest products industry and our relative position in the industry is based on independent industry analyses, management estimates and competitor announcements. Although we believe the third party market data is from reliable sources, we cannot guarantee the accuracy or completeness of the information and have not independently verified it. Industry prices for coated paper provided in this prospectus are, unless otherwise expressly noted, derived from Resource Information Systems, Inc., or “RISI,” data. “North American” data included in this prospectus that has been derived from RISI only includes data from the United States and Canada. U.S. industry pricing data represents pricing from the eastern United States only (as defined by RISI). The RISI data included in this prospectus has been derived from the following RISI publications: RISI World Graphic Paper forecast, April 2008; RISI North American Graphic Paper forecast, April 2008; RISI Paper Trader: A Monthly Monitor of the North American Graphic Paper Market, March 2008; and RISI, Cornerstone 2007-3Q database.

Any reference in industry statistics to grade No. 3, grade No. 4 or grade No. 5 coated paper or SC-A paper relates to 60 lb. weight, 50 lb. weight, 40 lb. weight and 35 lb. weight, respectively.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer.

This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the Original Notes. In consideration for issuing the New Notes, we will receive Original Notes with like original principal amounts. The form and terms of the Original Notes are the same as the form and terms of the New Notes, except as otherwise described in this prospectus. The Original Notes surrendered in exchange for the New Notes will not result in any increase or decrease in our outstanding debt.

We used the net proceeds from the Original Notes, together with the proceeds from the other financings that occurred in connection with the Acquisition, to finance a portion of the cash purchase price of the Acquisition and to pay fees and expenses related to the Transactions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2007. For additional information regarding our indebtedness, see “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” “Description of Certain Indebtedness” and “Description of New Notes.” This table should also be read in conjunction with the “Unaudited Pro Forma Consolidated Financial Data” included elsewhere in this prospectus.

	As of December 31, 2007
	(dollars in millions)
Cash and cash equivalents	$143

Long-term debt, including current portion:
Revolving senior secured credit facility	$—	(1)
Term loan senior secured credit facility	1,552	(2)
Floating rate senior secured notes due 2012	225
10% senior secured notes due 2012	804	(3)
12% senior subordinated notes due 2013	198	(4)
Capital lease	146

Total long-term debt, including current portion	2,925
Stockholder’s equity	655

Total capitalization	$3,580

(1)	Excludes $74 million of outstanding letters of credit.

(2)	Reflects the book amount of our $1,600 million term loan senior secured credit facility.

(3)	Reflects the book amount of our $806 million in aggregate principal amount of 10% senior secured notes due 2012.

(4)	Reflects the book amount of our $200 million in aggregate principal amount of 12% senior subordinated notes due 2013.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The unaudited pro forma statement of operations data set forth below gives effect to the Transactions as if they had occurred on January 1, 2007. The pro forma data is unaudited, is for informational purposes only and is not necessarily indicative of what our financial position or results of operations would have been had the Transactions been completed as of such dates and do not purport to represent what our financial position, results of operations or cash flows might be for any future period.

The Acquisition has been accounted for using the purchase method of accounting. Under purchase accounting, the total Acquisition consideration will be allocated to the assets and liabilities of SENA based upon the fair value of assets being acquired and liabilities being assumed. The unaudited pro forma consolidated financial data reflects management’s preliminary valuation of assets being acquired and liabilities being assumed. The final allocation of the Acquisition consideration will be based upon management’s consideration of final valuations, final determination of post-closing purchase price adjustments, adjustments for final estimates for restructuring activities, and for uncertain tax positions under FIN 48 and deferred tax positions under SFAS 109. Any adjustments based on that final valuation may change the allocations of the Acquisition consideration, which could affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited pro forma consolidated financial data.

The unaudited pro forma consolidated financial data is presented for informational purposes only and should be read in conjunction with “Historical Selected Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” NewPage’s historical consolidated financial statements, including the notes thereto, and SENA’s historical combined financial statements, including the notes thereto, included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2007

	NewPage Corporation	Stora Enso North America(1)	Adjustments		Pro Forma NewPage Corporation
	(dollars in millions)
Net sales	$2,168	$2,491	$—		$4,659
Cost of sales	1,895	2,445	(100	)(2)	4,240
Selling, general and administrative expenses	124	87	—		211
Interest expense	154	135	14	(3)	303
Other (income) expense, net	(1)	(2)	—		(3)

Income (loss) from continuing operations before income taxes	(4)	(174)	86		(92)
Income tax (benefit)	4	(15)	14	(4)	3

Income (loss) from continuing operations	$(8)	$(159)	$72		$(95)

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in millions)

(1)	Results of operations for SENA relate to the period from January 1, 2007 through December 20, 2007, prior to the Acquisition on December 21, 2007. Net sales and cost of sales have been restated to correct an error related to the presentation of shipping and handling costs. This change in treatment resulted in an increase in net sales and an increase in the same amount in cost of sales. The results of operations for the acquired business for the period from December 21, 2007 through December 31, 2007 are included under the column titled “NewPage Corporation.”

(2)	Reflects a decrease for estimated annual depreciation and amortization associated primarily with an increase in remaining useful lives for property, plant and equipment from a weighted-average basis of approximately 9 years to approximately 15 years, based on the preliminary estimates of the allocation of the estimated purchase price for SENA.

(3)	Reflects the reduction of interest on SENA’s pre-Acquisition long-term debt that was repaid by SENA or SEO prior to the consummation of the Acquisition. Also reflects our pro forma interest expense and the amortization of financing costs over the terms of the corresponding debt. A summary follows:

Year Ended Dec. 31, 2007
Pro forma interest expense (a)	$181
Elimination of SENA historical interest expense	(126)
Elimination of NewPage historical interest expense on the existing term loan	(35)
Elimination of write-off of financing costs related to the issuance of the new term loan and unused financing commitments (b)	(17)
Amortization of deferred financing fees and original issue discount (c)	11

Net increase in interest expense	$14

(a)	Represents pro forma interest expense calculated using interest rates as of December 31, 2007 for (i) the commitment fees for the estimated increase in letters of credit and the increase in the unused balance related to the senior secured revolving credit facility, (ii) 8.7% on the $1,600 senior secured term loan, and (iii) 10% on $456 of senior secured notes due 2012. Each one-eighth percentage point change in interest rates would result in (i) a $0.6 change in the annual interest expense on the senior secured revolving credit facility, assuming the entire revolving loan were drawn, and (ii) a $2 change in the annual interest expense on the senior secured term loan facility.

(b)	Upon consummation of the Acquisition, we incurred expenses of $11 in connection with entering into the senior secured credit facility and $6 of fees for unused financing commitments related to the Acquisition.

(c)	Deferred financing fees and original issue discount are amortized over the life of the various debt instruments, assuming amortization began on January 1, 2007.

(4)	Reflects the income tax effect of the above pro forma adjustments using the statutory tax rate from each of the taxing jurisdictions to which the adjustments would apply, except for Canada where there is no tax benefit as a result of a full allowance on deferred tax assets.

HISTORICAL SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth selected historical combined financial data for our predecessor for the periods ended on and prior to April 30, 2005 and for us for the eight months ended December 31, 2005, and the years ended December 31, 2006 and 2007. We have derived the historical consolidated financial data as of December 31, 2006 and December 31, 2007 and for the eight months ended December 31, 2005 and the years ended December 31, 2006 and 2007 from the audited consolidated financial statements of NewPage and subsidiaries included elsewhere in this prospectus. We have derived the historical consolidated financial data as of December 31, 2005 from the audited consolidated financial statements of NewPage and subsidiaries, which are not included in this prospectus. We have derived the historical combined financial data for the four months ended April 30, 2005 from the audited combined financial statements of the printing and writing paper business of MeadWestvaco included elsewhere in this prospectus. We have derived the historical combined data as of December 31, 2003 and 2004 and for the years ended December 31, 2003 and 2004 from the audited combined financial statements of the printing and writing paper business of MeadWestvaco, which are not included in this prospectus.

The information set forth below should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements of NewPage and the accompanying notes thereto included elsewhere in this prospectus.

	Predecessor			Successor
	Year Ended December 31, 2003	Year Ended December 31, 2004	Four Months Ended April 30, 2005	Eight Months Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007
	(dollars in millions)
Net sales	$1,603	$1,779	$582	$1,281	$2,038	$2,168
Cost of sales	1,603	1,746	538	1,152	1,825	1,895
Selling general and administrative expenses	113	97	31	69	112	124
Goodwill impairment	—	238	—	—	—	—
Interest expense	10	9	21	111	146	154
Other (income) expense, net	(7)	(6)	(2)	18	(25)	(1)

Income (loss) from continuing operations before income taxes	(116)	(305)	(6)	(69)	(20)	(4)
Income tax (benefit)	(39)	(24)	(3)	(7)	(4)	4

Income (loss) from continuing operations	(77)	(281)	(3)	(62)	(16)	(8)
Income (loss) from discontinued operations	(17)	(20)	(5)	5	(16)	—

Net income (loss)	$(94)	$(301)	$(8)	$(57)	$(32)	$(8)

	Predecessor			Successor
	Year Ended December 31, 2003	Year Ended December 31, 2004	Four Months Ended April 30, 2005	Eight Months Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007
	(dollars in millions)
Cash Flow Data:
Net cash provided by (used in) operating activities	$50	$240	$2	$169	$180	$278
Net cash provided by (used in) investing activities	(76)	(87)	(17)	(2,114)	140	(1,588)
Net cash provided by (used in) financing activities	26	(153)	15	1,946	(287)	1,409
Other Financial Data:
Capital expenditures	$66	$66	$14	$62	$88	$102
Ratio of earnings to fixed charges (deficiency)(1)	(107)	(296)	(5)	(64)	(23)	(4)
Balance Sheet Data(2):
Working capital(3)	$333	$274		$369	$278	$477
Property, plant and equipment, net	1,839	1,724		1,408	1,309	3,564
Total assets	3,097	2,647		2,302	1,981	4,883
Long-term debt	145	145		1,555	1,289	2,909
Other long-term obligations	9	9		46	42	351
Total equity	2,128	1,713		347	331	655

	Predecessor		Combined Predecessor and Successor	Successor
	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007
Selected Operating Data:
Weighted average coated paper price	$789	$797	$872	$893	$886
Coated paper volume sold (in thousands of short tons)	1,919	2,112	2,032	2,116	2,261

(1)	In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, equity income from investee plus fixed charges and distributed income of equity investee. Fixed charges consist of interest on indebtedness plus the amortization of deferred debt issuance costs and that portion of lease expense representative of the interest element.

(2)	Balance sheet data is as of the end of the applicable period.

(3)	“Working capital” is defined as current assets net of current liabilities.

RATIO OF EARNINGS TO FIXED CHARGES

The ratios of earnings to fixed charges presented below should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, equity income from investee plus fixed charges and distributed income of equity investee. Fixed charges consist of interest on indebtedness plus the amortization of deferred debt issuance costs and that portion of lease expense representative of the interest element.

	Predecessor		Combined Predecessor and Successor	Successor
	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Pro Forma Year Ended December 31, 2007
	(dollars in millions)
Ratio of earnings to fixed charges (deficiency)	$(107)	$(296)	$(69)	$(23)	$(4)	$(92)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the sections entitled “Unaudited Pro Forma Consolidated Financial Data,” “Historical Selected Financial Information and Other Data” and the historical financial statements, including the related notes, appearing elsewhere in this prospectus. The following discussion and analysis of our financial condition and results of operations does not describe the effects and significance of the Acquisition and historical financial information for periods prior to the Acquisition may not be indicative of our financial condition and performance for future periods. In addition, the discussion below covers certain periods prior to our acquisition of the printing and writing paper business of MeadWestvaco. Statements in the discussion and analysis regarding our expectations regarding the performance of our business and any forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Forward-Looking Statements” and “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Company Background

We believe that we are the largest coated paper manufacturer in North America based on production capacity. Coated paper is used primarily in media and marketing applications such as corporate annual reports, high-end advertising brochures, direct mail advertising, coated labels, magazines, magazine covers and inserts and catalogs. We currently operate 25 paper machines at twelve mills located in Kentucky, Maine, Maryland, Michigan, Minnesota, Nova Scotia and Wisconsin.

Acquisition of Printing and Writing Papers Business of MeadWestvaco

On May 2, 2005, we acquired the printing and writing papers business of MeadWestvaco Corporation, or MeadWestvaco, which was deemed to have been completed on April 30, 2005. For comparison purposes, we have presented the results of operations for the year ended December 31, 2005 on a combined basis, consisting of the historical results of our predecessor for the four months ended April 30, 2005, and the historical results of operations of the successor for the eight months ended December 31, 2005. Accordingly, the discussion and analysis of historical operations of our predecessor during the periods prior to that acquisition from MeadWestvaco do not reflect the significant effect that the accounting for the acquisition and related transactions has had on the reporting of our financial condition and results of operations. We believe that this presentation is beneficial to the reader by providing an easier-to-read discussion of results of operations and provides the reader with information from which to analyze our financial results that is consistent with the manner that management reviews and analyzes results of operations. Furthermore, disclosures regarding sales volumes, spending and other operational measures are determined on a comparable basis for all periods presented. The discussion is provided for comparative purposes only, but the value of such a comparison may be limited. Some of the factors that limit the usefulness of this presentation include the combination of results based on different accounting bases for predecessor and successor periods, differences in capitalization and the effects resulting from the change from a division of a larger entity to a stand-alone company.

The SENA Acquisition and Related Transactions

On December 21, 2007, we acquired all of the issued and outstanding common stock of SENA from SEO. The SENA acquisition more than doubled our production capacity and broadened our product line.

In connection with the closing of the Acquisition:

•	We acquired all of the issued and outstanding common stock of SENA and, in exchange, SEO received:

•	$1,522 million in cash (after the final working capital adjustment);

•

shares of common stock representing 19.9% of the outstanding common stock of NewPage Group at the closing of the Acquisition (not taking into account the potential dilution from equity awards issued to management from and after closing of the Acquisition pursuant to the NewPage Group Equity Incentive Plan); and

•

$200 million in aggregate principal amount of NewPage Group floating rate senior unsecured PIK notes due 2015, or “NewPage Group PIK Notes,” on the terms described in “Certain Relationships and Related Party Transactions—SEO Arrangements.”

•

We entered into senior secured credit facilities consisting of (a) $1,600 million under a senior secured term loan facility and (b) $500 million under a senior secured revolving credit facility and applied the proceeds from the term loan to finance a portion of the Acquisition, repay our prior senior secured credit facilities and pay related expenses;

•	We repaid $450 million of term debt outstanding under its credit facility in place immediately prior to consummation of the Acquisition; and

•	We issued $456 million of 10% senior secured notes due 2012.

Prior to the closing of the Acquisition, we engaged in a pre-closing reorganization:

•

Escanaba Timber LLC, or “Escanaba Timber,” which was previously the immediate parent entity of NewPage Holding, contributed all of the then outstanding shares of capital stock of NewPage Holding to NewPage Group in exchange for shares of common stock of NewPage Group;

•	Escanaba Timber distributed to Maple Timber Acquisition LLC, or “Maple Timber,” Escanaba Timber’s immediate parent entity, all of the then outstanding shares of capital stock of NewPage Group; and

•	Maple Timber distributed all of the then outstanding shares of capital stock of NewPage Group to the members of Maple Timber.

As a result of this pre-closing reorganization, NewPage Group became the direct parent entity of NewPage Holding (and consequently the indirect parent of NewPage) and Cerberus and the other equity owners of Maple Timber were the sole shareholders of NewPage Group prior to the closing of the Acquisition.

We refer to the events described above collectively as the “Transactions.”

Anticipated Synergies of the Acquisition and Integration of the SENA Business

We expect to generate annualized synergies as a result of the Acquisition of approximately $265 million by June 2009. These synergies are expected to come from optimizing paper production, reducing input costs and reducing selling, general and administrative expenses.

On January 16, 2008, we announced several actions being taken to integrate NewPage and the former SENA facilities and services. These actions are intended to create a single business platform and to enable us to remain competitive in the marketplace, serve our customers more efficiently and reach the synergies we have committed to achieve. These expected synergies and restructuring actions are described below.

•	Approximately $145 million from optimizing production. We intend to reallocate production of paper grades across our combined machine base, resulting in operation of machines in narrower ranges around their peak production. We believe the increase in production from our largest, most efficient machines will allow us to shut down or idle some of our less efficient, highest cash cost machines. We permanently closed the No. 11 paper machine in Rumford, Maine, which produced coated freesheet and groundwood papers for magazines and catalogs, in February 2008. We intend to permanently close the pulp mill and two paper machines in Niagara, Wisconsin in the fall of 2008. The Niagara machines produce 250,000 short tons of lightweight coated groundwood papers used in magazines and catalogs. We intend to permanently close the No. 95 paper machine in Kimberly, Wisconsin by the end of May 2008. The Kimberly mill produces coated freesheet papers for publication printing, and specialty papers for pressure-sensitive or glue-applied labels. We also intend to use substantially all of our excess market pulp production internally to reduce the amount of pulp purchased from third parties. This should reduce both input costs and cost of sales, the latter due to the reduction in freight costs associated with current NewPage pulp sales.

•

Approximately $80 million from reducing input costs. We will seek to lower prices of key raw materials through volume purchases. We also intend to realize cost reductions from improved logistics. Through reallocation of production among our combined mills, we will produce more product in greater proximity to customers, lowering freight rates. We intend to permanently close our Chillicothe, Ohio, converting facility by the end of November 2008 after transferring the work to existing facilities in Luke, Maryland and Wisconsin Rapids, Wisconsin. We also intend to continue to implement best practices across our combined mill system and focus on increasing our overall profitability, rather than independently at each individual mill.

•

Approximately $40 million from reducing selling, general and administrative expenses. Through the elimination of duplicative sales, marketing, research and customer service personnel and centralization of corporate administration, management, finance, information technology and human resource functions, we intend to achieve headcount reductions and reduction of associated support costs. In January 2008, we announced personnel reductions in all areas, including sales, finance and other support functions, of approximately 200 to 250 employees. Furthermore, we intend to lower benefit costs by freezing defined benefit pension plans for salaried employees.

We expect to recognize up to approximately $45 million as a liability on the opening balance sheet for actions related to the acquired operations. In connection with achieving these synergies, we expect to make capital expenditures of approximately $60 million in 2008. We also expect to incur expenses and restructuring charges in 2008 and to a lesser extent in 2009 of up to approximately $55 million in the aggregate relating to severance and early retirement benefits, costs of relocating employees and assets and costs of integrating the two businesses, including investments in information systems.

For a description of certain risks relating to the achievement of the synergies described above, see “Risk Factors—Risks Relating to our Business—Even if we are able to successfully integrate the business of NPCP into our operations, we may not realize the anticipated synergies of the Acquisition on the timetable currently contemplated, or at all.”

Shutdown of No. 7 Paper Machine at Luke, Maryland

On October 31, 2006, our management committed to a plan to permanently shut down the No. 7 paper machine and related activities and to reduce headcount by approximately 130 employees at our Luke, Maryland operation largely as a result of the growing influx of low-priced imported paper, particularly from China, Indonesia and South Korea. The decision to permanently shut down the No. 7 paper machine was made in order to continue to improve our cost position and financial performance and better align our capacity with market demand.

During the fourth quarter of 2006, we recorded total pretax charges of $17 million for costs associated with this plan. These charges include $15 million for accelerated depreciation and inventory write-offs, and $2 million for severance and early retirement benefits. We incurred an additional $1 million for severance and early retirement benefits under this plan during the first half of 2007.

Sale of Carbonless Paper Business and Hydroelectric Generating Facilities

Effective April 1, 2006, we completed the sale of our carbonless paper business, including our paper mill in Chillicothe, Ohio and a converting facility in Fremont, Ohio, to P. H. Glatfelter Company for a cash sales price of $84 million. The carbonless paper business has been presented as a discontinued operation for all periods presented.

On June 8, 2006, Rumford Falls Power Company, an indirect wholly-owned subsidiary of NewPage, completed the sale of two hydroelectric generating facilities located on the Androscoggin River in Rumford, Maine to Brookfield Power Inc. for a cash sales price of $144 million.

Selected Factors That Affect Our Operating Results

Net Sales

Our net sales are a function of the number of tons of paper that we sell and the price at which we sell our paper. Demand for printing paper is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macroeconomic factors, such as the strength of the United States economy and import levels, that are largely out of our control. Price has historically been substantially more variable than volume and can change significantly over relatively short time periods. Coated freesheet paper purchases typically are made by customers pursuant to purchase orders on an as-needed basis, and generally are not made under contracts that provide for fixed prices or minimum volume commitments. Coated groundwood and supercalendered paper are typically sold to customers under contracts that provide for fixed prices and minimum volume commitments. Historically, we sold excess pulp to third parties, but, following the Acquisition, we intend to use substantially all of our excess pulp production internally to reduce the amount of pulp purchased from third parties. Uncoated paper and pulp prices have not historically had a material effect on our operating results because uncoated paper and pulp do not comprise a material portion of our net sales. As a result of the broadening of our product mix following the Acquisition, our operating results are more affected by the demand for and prices of a broader range of paper types than in the past.

Our earnings are sensitive to price changes for our principal products, with price changes in coated paper having the greatest effect. Fluctuations in paper prices historically have had a direct effect on our results for several reasons:

•	Market prices for paper products are a function of supply and demand, factors over which we have limited influence.

•

Market prices for paper products typically are not directly affected by raw material costs or other costs of sales, and consequently there is limited ability to pass through increases in costs to customers absent increases in the market price.

•

The manufacturing of paper is highly capital-intensive and a large portion of operating costs is fixed. Additionally, paper machines are large, complex systems that operate more efficiently when operated continuously. Consequently, both we and our competitors typically continue to run our machines whenever marginal sales exceed the marginal costs.

See “Business—Industry Overview” for a discussion of factors that have historically affected pricing.

Cost of Sales

The principal components of our cost of sales are chemicals, wood, energy, labor, maintenance and depreciation and amortization. Costs for commodities, including chemicals, wood and energy, are the most variable component of cost of sales because the prices of many of the commodities that we use can fluctuate substantially, sometimes within a relatively short period of time. In addition, commodity purchases fluctuate based on the volume of paper that is produced. We do not track wood, energy or chemicals on a cost of sales basis, but instead track these costs on a cost of production basis. Cost of production is calculated using the cost for the number of tons of paper produced instead of the cost for the number of tons of paper sold. For a description of some of the actions we have taken and intend to take to lower costs, see “Overview—Anticipated Synergies of the Acquisition and Integration of the SENA Business.”

Wood. Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities. While we have in place fiber supply agreements that ensure a portion of our wood requirements, purchases under these agreements are typically at market rates.

Purchased pulp. The NPCP mills have historically been a net purchaser of market pulp. Following the Acquisition, we intend to use substantially all of our excess pulp production internally, thus reducing the amount of pulp purchased from third parties. In 2007, on a combined basis and without consideration of the anticipated synergies associated with the Acquisition, we produced approximately 80% of our pulp requirements, with the remainder supplied through open market purchases and supply agreements. The price of market pulp has fluctuated significantly. Pulp prices fluctuate due to changes in worldwide consumption of pulp, pulp capacity additions, expansions or curtailments affecting the supply of pulp, changes in inventory levels by pulp consumers, which affect short-term demand, and pulp producer cost changes related to wood availability and environmental issues.

Chemicals. Certain chemicals used in the papermaking process are petroleum-based and fluctuate with the price of crude oil. The price for latex, the largest component of our chemical costs, has historically been volatile. The price of latex increased significantly during 2007 as compared to 2006, and we expect the price of latex to remain volatile.

Energy. We produce a large portion of our energy requirements, historically generating approximately 50% of our energy needs. On a combined basis, we and SENA produced approximately 40% of our energy requirements in 2007 from steam produced during the pulp manufacturing process. The energy we purchase from third party suppliers consists of electricity and fuel used by us, primarily consisting of natural gas and coal, to generate some of our own energy. We expect crude oil and energy costs to remain volatile for the foreseeable future. As prices fluctuate, we have the ability to switch between certain energy sources, within constraints, in order to minimize costs.

In June 2006, we consummated the sale of two hydroelectric generating facilities located on the Androscoggin River in Rumford, Maine. Between the hydroelectric generating facilities and the cogeneration facility operated by Rumford Cogeneration Company L.P., we historically generated more electricity than the Rumford paper mill could utilize and sold excess electricity to third parties. As a result of the sale of the hydroelectric generating facilities, we believe that our power generation and usage at that location are more closely aligned. However, our energy costs have increased after the sale of the hydroelectric generating facilities as a result of the loss of sales of excess electricity and the need to replace electricity generated from the hydroelectric generating facilities with electricity generated from our cogeneration partnership at higher rates.

Our wholly-owned subsidiary, CWPCo, provides electric energy to our mills in central Wisconsin. CWPCo has 33.3 megawatts of generating capacity on 39 generators located in five hydroelectric plants on the Wisconsin River. CWPCo is a regulated public utility and also provides electricity to a small number of residential, light commercial and light industrial customers.

Labor costs. Labor costs include wages, salary and benefit expenses attributable to mill personnel. Mill employees at a non-managerial level are compensated on an hourly basis in accordance with the terms of union contracts and management employees are compensated on a salaried basis. Wages, salary and benefit expenses included in cost of sales do not vary significantly over the short term. We expect the size of our salaried and hourly headcount to decline over time as we complete our integration of NPCP with our existing business. In January 2008, we announced the intention to shut down four machines that will affect an aggregate of approximately 665 employees. See “Overview—Anticipated Synergies of the Acquisition and Integration of the SENA Business.” We have not experienced significant labor shortages, although our Port Hawkesbury, Nova Scotia, mill was closed from December 2005 until October 2006, before our ownership of the mill, due to a labor dispute. In connection with the Acquisition, we plan to lower benefit costs by freezing defined benefit pension plans for salaried employees.

Maintenance. Maintenance expense includes day-to-day maintenance, equipment repairs and larger maintenance projects, such as paper machine shutdowns for annual maintenance. Day-to-day maintenance expenses have not varied significantly from year to year. Larger maintenance projects and equipment expenses can produce year-to-year fluctuations in our maintenance expenses. In conjunction with our annual maintenance shutdowns, we incur incremental costs that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of normal operations of our mills.

Depreciation and amortization. Depreciation and amortization expense for assets associated with our mill and converting operations is included in cost of sales. Under purchase accounting, the total Acquisition consideration was allocated to our assets and liabilities based upon management’s estimates of fair value. The final allocation of the Acquisition consideration will be based upon management’s consideration of valuation studies and post-closing purchase price adjustments. Any adjustments based on that final valuation may change the allocations of the Acquisition consideration, which could affect the fair value assigned to the assets and liabilities and could result in a change in our financial data.

Foreign currency. We are exposed to changes in foreign currency exchange rates because most of the raw material, labor and other cost of sales at our Port Hawkesbury mill are denominated in Canadian dollars, while North American sales prices for the products produced at Port Hawkesbury are in U.S. dollars (to the extent shipped into the United States) or determined primarily by the U.S. dollar price per ton charged by U.S. producers. A stronger Canadian dollar relative to the U.S. dollar increases our costs of sales. Over the last five years, the Canadian dollar has strengthened significantly in value relative to the U.S. dollar.

Selling, General and Administrative (SG&A) Expenses

The principal components of our SG&A expenses are wages, salaries and benefits for our sales personnel and office personnel at our headquarters, travel and entertainment expenses, advertising expenses, expenses relating to our information technology systems and research and development expenses. Our SG&A expenses have not historically fluctuated significantly from year to year. As a result of the Acquisition, we intend to lower benefits costs by freezing defined benefit pension plans for salaried employees. In January 2008, we announced personnel reductions in all areas of approximately 200 to 250 employees by eliminating duplicative sales, marketing and customer service personnel and centralization of corporate administration, management, finance and human resource functions. See “Overview—Anticipated Synergies of the Acquisition and Integration of the SENA Business.”

Interest

Our interest expense is substantially higher after the Acquisition as a result of the indebtedness incurred to partially finance the cash portion of the Acquisition consideration and transaction costs.

Effects of Inflation

While inflationary increases in certain costs, such as energy, wood and chemical costs, have had a significant effect on our operating results over the past three years, changes in general inflation have had a minimal effect on our operating results in each of the last three years. Sales prices and volumes have historically been more strongly influenced by supply and demand factors in specific markets than by inflationary factors.

Certain of our costs, including the prices of energy, wood and chemicals that we purchase, can fluctuate substantially, sometimes within a relatively short period of time, and can have a significant effect on our business, financial condition and results of operations. For example, we estimate that for each $1 increase in the cost of a barrel of crude oil, our direct energy costs, other than electricity, and indirect costs, such as costs for transportation and petroleum-derived chemicals, increase approximately $6 million annually.

Seasonality

We are exposed to fluctuations in quarterly sales volumes and expenses due to seasonal factors. These seasonal factors are common with respect to the principal products that we sell. The first quarter is typically a lighter sales volume quarter with some inventory build in anticipation of higher sales volumes in the third quarter. Our second quarter typically begins to build to a higher sales rate. Our third quarter is typically our strongest sales quarter, reflecting an increase in sales volume as printers prepare for year-end holiday catalogs and advertising. Our accounts receivable and payable generally peak in the third quarter, while inventory generally peaks in the second quarter in anticipation of the third quarter season. The fourth quarter is typically our second strongest sales volume quarter as printing for year-end holidays continues.

Results of Operations

The following table sets forth our historical results of operations for the periods indicated below. For comparison purposes, we have presented the results of operations for the year ended December 31, 2005 on a combined basis, consisting of the historical results of our predecessor for the four months ended April 30, 2005, and the historical results of operations of the successor for the eight months ended December 31, 2005. The discussion is provided for comparative purposes only, but the value of such a comparison may be limited.

The following discussion of our financial condition and results of operations does not describe the effects and significance of the Acquisition and should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus and the section entitled “Unaudited Pro Forma Consolidated Financial Data.”

	Non-GAAP		Predecessor		Successor
	Combined Predecessor and Successor Year Ended December 31, 2005		Four Months Ended April 30, 2005		Eight Months Ended December 31, 2005		Year Ended December 31, 2006		Year Ended December 31, 2007
	(dollars in millions)
	$	%	$	%	$	%	$	%	$	%
Net sales	1,863	100.0	582	100.0	1,281	100.0	2,038	100.0	2,168	100.0
Cost of sales	1,690	90.8	538	92.6	1,152	89.9	1,825	89.5	1,895	87.4
Selling, general and administrative expense	100	5.4	31	5.3	69	5.4	112	5.5	124	5.7
Interest expense	132	7.0	21	3.5	111	8.6	146	7.2	154	7.2
Other (income) expense	16	0.8	(2)	(0.4)	18	1.5	(25)	(1.2)	(1)	(0.1)

Income (loss) from continuing operations before income taxes	(75)	(4.0)	(6)	(1.0)	(69)	(5.4)	(20)	(1.0)	(4)	(0.2)
Income tax (benefit)	(10)	(0.5)	(3)	(0.5)	(7)	(0.5)	(4)	(0.2)	4	0.2

Income (loss) from continuing operations	(65)	(3.5)	(3)	(0.5)	(62)	(4.9)	(16)	(0.8)	(8)	(0.4)
Income (loss) from discontinued operations	—	0.0	(5)	(0.8)	5	0.4	(16)	(0.8)	—	0.0

Net income (loss)	(65)	(3.5)	(8)	(1.3)	(57)	(4.5)	(32)	(1.6)	(8)	(0.4)

2007 Compared to 2006

Net sales for 2007 were $2,168 million compared to $2,038 million for 2006. The increase was driven by higher coated paper sales volume, partially resulting from the incremental increase in net sales subsequent to the Acquisition and higher prices for uncoated paper and pulp, offset in part by lower average coated paper prices. Average coated paper prices decreased to $886 per ton in 2007 from $893 per ton in 2006 as a result of lower demand for coated groundwood paper and due to the continuing negative effects of low-priced imports of coated freesheet paper from China, Indonesia and South Korea. Coated paper sales volume increased to 2,261,000 tons in 2007 from 2,116,000 tons in 2006. We took 27,000 tons of market-related downtime for coated paper during 2007 and did not take any market-related downtime for coated paper during 2006. Pro forma net sales for 2007 were $4,659 million.

Cost of sales for 2007 was $1,895 million compared to $1,825 million for 2006. Gross margin for 2007 improved to 12.6%, compared to 10.5% for 2006. The improvement was primarily driven by the absence in 2007 of nonrecurring charges totaling $17 million which we incurred during the fourth quarter of 2006, relating to accelerated depreciation and other restructuring activity associated with the shutdown of our No. 7 paper machine at our Luke mill. Despite rising energy and chemical costs, energy and chemical costs as a percentage of net sales remained relatively constant year over year due to our ability to switch between certain energy sources, within constraints, in order to mitigate costs. Pro forma cost of sales for 2007 were $4,240 million.

Maintenance expense at our mills totaled $169 million in 2007 compared to $168 million in 2006. In conjunction with our annual maintenance shutdowns, we also had incremental costs of approximately $30 million in 2007 and approximately $20 million in 2006 that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of normal operations of our mills.

Selling, general and administrative expenses were $124 million for 2007 compared to $112 million for 2006. During 2007, we recognized $14 million in equity compensation, of which $8 million was for the vesting of Maple Timber equity interests in connection with our reorganization prior to the Acquisition and $4 million was for the repurchase of unvested equity interests granted to former executive officers. Included in SG&A for 2006, were equity compensation expense of $11 million, primarily for former executive officers and transitional costs of $8 million relating to the setup of our business as a stand-alone business, including professional services and consulting costs related to information technology, human resources and finance. After considering the above items, remaining SG&A costs were higher in 2007 primarily as a result of legal fees related to antidumping and countervailing duties petitions that we filed and as a result of SG&A costs for NPCP subsequent to the Acquisition. As a percentage of net sales, selling, general and administrative expenses increased in 2007 to 5.7% from 5.5% in 2006. Pro forma SG&A for 2007 was $211 million.

Interest expense for 2007 was $154 million compared to $146 million for 2006. The increase was primarily driven by the write off of $17 million in deferred financing costs in December 2007 as a result of the debt refinancing effected in connection with the Acquisition, offset by lower overall outstanding debt balances prior to the Acquisition and a lower interest rate spread on our pre-Acquisition term loan. Pro forma interest expense for 2007 was $303 million.

Other (income) expense for 2006 primarily consists of a gain of $65 million on the sale of two hydroelectric generating facilities and an unrealized non-cash loss of $47 million on our basket option contract.

Income tax expense (benefit) for 2007 and 2006 was $4 million and $(4) million. We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, we recognized a $1 million reduction in deferred tax assets and a corresponding decrease in the valuation allowance. As of January 1, 2007, the implementation had no effect on the beginning balance of accumulated deficit. Pro forma income tax expense for 2007 was $3 million.

Net income (loss) was $(8) million in 2007 compared to net income (loss) of $(32) million in 2006. Significant items in 2007 include a $17 million write off of deferred financing costs in connection with the debt refinancing associated with the Acquisition and $14 million in equity compensation. Significant items in 2006 included a $65 million gain on the sale of the hydroelectric generating facilities, a charge of $17 million associated with the shutdown of our No. 7 paper machine in Luke, $47 million of unrealized non-cash losses on the basket option contract and maintenance and incremental costs primarily attributable to the planned shutdown which took place at our Escanaba operations for improvements to one of our paper machines, certain coated equipment and other maintenance-related items.

2006 Successor Compared to 2005 Combined Successor and Predecessor

Net sales for 2006 were $2,038 million compared to $1,863 million for 2005, an increase of 9.4%. The increase was driven by an increase in average coated paper prices from $872 per ton in 2005 to $893 per ton in 2006 and an increase in coated paper sales volume from 2,032,000 tons in 2005 to 2,116,000 tons in 2006. During 2006, we did not take market-related downtime with respect to coated paper, compared to 57,000 tons of market-related downtime in 2005.

Cost of sales for 2006 was $1,825 million compared to $1,690 million for 2005, an increase of 8.0%. Our gross margin for 2006 improved to 10.5%, compared to 9.2% for 2005. The improved gross margin was driven by higher sales prices, productivity improvement initiatives, and lower depreciation and amortization expense, offset by higher wood, energy, and chemical costs and higher incremental costs associated with the planned maintenance shutdown which took place at our Escanaba, Michigan facility. Depreciation and amortization expense decreased to $152 million in 2006 from $160 million in 2005 as a result of lower asset bases and longer average remaining useful lives assigned to property, plant and equipment after the acquisition of our predecessor. This decrease in depreciation and amortization expense was partially offset by $11 million in accelerated depreciation expense associated with the permanent shutdown of our No. 7 paper machine at our Luke, Maryland facility, during the fourth quarter of 2006. Wood costs increased due to higher logistics costs for deliveries to the mills and logging expenses, caused primarily from higher fuel costs. Energy costs in 2006 increased sharply over 2005 as a result of higher costs for refined petroleum products. Increases in the price of crude oil also affected the cost of certain papermaking chemicals, purchased energy, and logistics and distribution. The cost of chemicals in 2006 increased slightly over 2005, primarily as a result of increases in latex and starch prices.

We recorded a charge in cost of sales in the fourth quarter of 2006 totaling $17 million, including $11 million of accelerated depreciation expense, resulting from the shutdown of our No. 7 paper machine at our Luke mill.

Maintenance expense at our mills totaled $168 million and $173 million in 2006 and 2005. In conjunction with our annual maintenance shutdowns, we had incremental costs for 2006 and 2005 of $20 million and $7 million that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of normal operations of our mills. The $13 million increase in incremental costs from 2005 to 2006 was primarily attributable to the planned shutdown which took place at our Escanaba operations for improvements to one of our paper machines and certain coated equipment and other maintenance-related items during the third quarter of 2006.

Selling, general and administrative expenses were $112 million for 2006 compared to $100 million for 2005. Included in SG&A for 2006 were equity compensation expense of $11 million, primarily for former executive officers and transitional costs of $8 million relating to the setup of our business as a stand-alone business, including professional services and consulting costs related to information technology, human resources and finance. Included in SG&A for 2005 were transitional costs of $14 million relating to the setup of our business as a stand-alone business, including professional services and consulting costs related to information technology, human resources and finance. As a percentage of net sales, selling, general and administrative expenses increased slightly in 2006 to 5.5% from 5.4% in 2005.

Interest expense for 2006 was $146 million compared to $132 million for 2005 primarily as a result of the interest expense incurred on the debt issued to finance the acquisition of our predecessor. For periods prior to the acquisition of our predecessor, interest expense relates to long-term debt specifically related to certain mill facilities.

Other (income) expense primarily consists of a gain of $65 million on the sale of the two hydroelectric generating facilities in 2006 and a non-cash loss of $47 million and $25 million in 2006 and 2005, determined based on the mark-to-market value of the basket option contract.

The income tax expense (benefit) for 2006 and 2005 was $(4) million and $(10) million. For the periods subsequent to the acquisition of our predecessor, we have recorded a valuation allowance against our net deferred tax assets for federal and certain state income taxes as it is more likely than not that we will not realize these benefits, as defined in SFAS No. 109, as a result of the negative evidence presented by our history and our predecessor’s history of losses over the past three years. In 2005, in accordance with SFAS No. 109, we allocated $3 million of tax expense to other comprehensive income and $3 million of tax expense to income from discontinued operations and treated the corresponding offsets as an allocation to tax benefit from continuing operations.

Net income (loss) was $(32) million in 2006 compared to net income (loss) of $(65) million in 2005. Significant items in 2006 included a $65 million gain on the sale of the hydroelectric generating facilities, a charge of $17 million associated with the announced shutdown of our No. 7 paper machine at Luke, a $47 million non-cash loss for the basket option contract, higher interest expense of $23 million and $13 million of higher incremental costs primarily attributable to the planned shutdown which took place at our Escanaba operations for improvements to one of our paper machines and certain coated equipment and other maintenance-related items. Significant items in 2005 included a non-cash loss of $25 million for the basket option contract and $14 million of expenses for transition costs. In addition, 2006 net loss was lower as a result of higher sales prices, higher sales volumes and productivity improvements. These items were partially offset by higher costs for chemicals, wood and energy.

In July 2005, the Emerging Issues Task Force issued EITF Issue 04-5, Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights. This issue clarifies and changes the accounting for investments by general partners in limited partnerships and states that general partners are presumed to control the partnership absent certain rights of the limited parties. This issue affects the accounting for our minority ownership interest in Rumford Cogeneration Company L.P., a limited partnership created to generate power for us and for third-party sale, for which we are the general partner. Prior to January 1, 2006, we accounted for this investment using the equity method of accounting. As of January 1, 2006, we consolidated the limited partnership. The consolidation did not have a material effect on our financial position, results of operations or compliance with our debt covenants.

Carbonless Paper Business

Net sales for our former carbonless paper segment were $106 million and $418 million in 2006 and 2005. Net sales in 2006 include the three months of activity prior to the sale of the business, effective April 1, 2006.

The former carbonless paper segment incurred a loss before taxes of $16 million and $1 million in 2006 and 2005. The loss for 2006 includes a $19 million loss on sale of the business which was offset by lower depreciation and amortization expense of $16 million.

Liquidity and Capital Resources

We had outstanding aggregate indebtedness at December 31, 2007, of $2,925 million. Beginning in 2011, our debt service requirements substantially increase as a result of scheduled payments of our indebtedness. We anticipate that we will refinance these borrowings prior to that time or retire portions of the indebtedness with issuances of equity securities or proceeds from the sale of assets. Our ability to operate our business, service our debt requirements and reduce our total debt will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control, as well as the availability of revolving credit borrowings and borrowings to refinance our existing indebtedness.

We expect that cash generated from operating activities and availability under our revolving senior secured credit facility will be our principal sources of liquidity, in addition to our existing cash balances. As of December 31, 2007, there were no borrowings outstanding under the revolving senior secured credit facility and based on availability under the borrowing base as of that date, we had $380 million of additional borrowing availability under the revolving senior secured credit facility after taking into account $74 million in letters of credit. Our cash and cash equivalents was $143 million at December 31, 2007. Based on our current level of operations, we believe our cash flow from operations, available borrowings under our revolving senior secured credit facility and cash and cash equivalents will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us under our senior secured credit facilities in an amount sufficient to enable us to repay our indebtedness, or to fund our other liquidity needs. See “Risk

Factors—Risks Related to the New Notes and our Indebtedness—Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.”

Cash Flows

Cash provided by operating activities was $278 million during 2007 compared to $180 during 2006. The change was largely a result of strong sales demand during the second half of 2007 that resulted in a reduction in inventories and an increase in accrued expenses for sales-related costs during 2007. During 2007, for investing activities we used $102 million for capital expenditures and $1.5 billion for the Acquisition. Financing activities in 2007 included $2 billion in proceeds from the issuance of debt in connection with the Acquisition, offset by $62 million in payments of deferred financing costs and $524 million in payments on the long term debt. We increased our cash and cash equivalents at the end of the period by $99 million to a balance of $143 million as of December 31, 2007.

Cash provided by operating activities was $180 million during 2006 compared to $171 million during 2005 (combined predecessor and successor). The increase was largely a result of better management of inventory and accounts payable after the acquisition of our predecessor in 2005, offset in part by a decrease in cash flows from the discontinued carbonless business. During 2006, we had cash provided by investing activities of $140 million, consisting of proceeds from the sale of assets of $229 million offset by capital expenditures of $88 million. We used the proceeds from the sale of assets and cash generated from operating activities to fund capital expenditures, to pay down long-term debt by $270 million and to increase cash and cash equivalents on hand by $43 million.

Indebtedness

Our senior secured credit facilities include a $1,600 million term loan facility, with a stated maturity of 2014, and up to $500 million in available revolving loan borrowings, with a stated maturity of 2012. The revolving loan and term loan facilities mature on the earlier of (i) the stated maturity date and (ii) the date that is 181 days prior to the scheduled maturity date of the existing senior secured notes, the senior subordinated notes, and any refinancing thereof. Our weighted-average interest rate on the outstanding balance of the term loan facility at December 31, 2007 was 8.7%. Our senior secured credit facilities contain customary financial and other covenants, including minimum interest coverage and fixed charge coverage ratios and maximum total debt and senior debt to EBITDA ratios. Our senior secured credit facilities also place certain restrictions on our ability to make capital expenditures. As of December 31, 2007, we were in compliance with all covenants. The maturity date of the senior secured credit facilities may be accelerated if we are unable to refinance our notes prior to their maturity.

The revolving senior secured term loan facility has a first lien on NewPage’s and its guarantor subsidiaries’ cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to NewPage Holding, NewPage and its guarantor subsidiaries. The term loan has a first lien on the capital stock of NewPage, the capital stock of its guarantor subsidiaries, and all of its assets and the assets of its guarantor subsidiaries, other than cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to NewPage Holding, NewPage and its guarantor subsidiaries. The term loan also has a second lien on NewPage’s and its guarantor subsidiaries’ cash, deposit accounts, accounts receivable, inventory, and intercompany debt owed to NewPage Holding, NewPage and its guarantor subsidiaries. The senior secured notes have a second lien on all of NewPage’s assets and the assets of its guarantor subsidiaries other than the capital stock of its guarantor subsidiaries, intercompany debt owed to NewPage Holding, NewPage and its guarantor subsidiaries, cash, deposit accounts, accounts receivable and inventory.

We also have outstanding $225 million of floating-rate senior secured notes due 2012, $806 million of 10% senior secured notes due 2012 (which includes $456 million of Original Notes subject to this exchange offer) and

$200 million of 12% senior subordinated notes due 2013. The 2012 senior secured notes, including the Original Notes, and the related subsidiary guarantees are secured equally and ratably by second priority liens on substantially all of the assets of NewPage and its subsidiaries, other than cash deposit accounts, accounts receivables, inventory, the stock of NewPage’s subsidiaries and intercompany debt. The indentures governing these notes contain customary financial and other covenants. See “Description of Certain Indebtedness” for a discussion of our senior secured credit facilities and these notes.

We have an outstanding capital lease for a paper machine that was acquired as part of the Acquisition with a balance of $146 million as of December 31, 2007. The lease requires payments of approximately $7 million per year and has a basic lease term which expires in 2014. At the end of the basic lease term, we have the option to purchase the machine or the lessor can require us to renew the lease through 2025. The lease contains purchase options at amounts approximating fair market value in 2010 and at lease termination.

We are a party to two interest rate swap agreements and one interest rate cap agreement to hedge the variability of cash flows on a portion of our floating-rate debt. We have a $150 million notional amount interest rate swap expiring June 2009 and a $150 million notional amount interest rate swap expiring June 2010. The interest rate we receive is based on LIBOR and we pay a weighted-average fixed rate of 4.1% on the interest rate swaps. We also have a $150 million notional amount interest rate cap with a cap rate of 4.5% that expires June 2008.

In January 2008, we entered into four additional interest rate swap agreements with an aggregate notional amount of $1,050 million to hedge the variability of cash flows on a portion of our floating-rate debt. The interest rate swaps have notional amounts of $300 million, $300 million, $250 million and $200 million and expire December 2009, December 2010, December 2011 and December 2012, respectively. The interest rate we receive is based on LIBOR and we pay a weighted-average fixed rate of 3.6% on these interest rate swaps.

We do not have any off-balance sheet arrangements.

Capital Expenditures

Capital expenditures were $102 million for the year ended December 31, 2007 and, on a pro forma basis, after giving effect to the Acquisition, were $152 million for that year. Capital expenditures for 2008 are expected to be approximately $235 million and are expected to consist of approximately $60 million for capital expenditures associated with achieving the synergies of the Acquisition, approximately $50 million for maintenance capital projects, approximately $2 million for environmental projects and the remainder are expected to relate primarily to improvements in machinery and equipment efficiency or cost-effectiveness. We expect capital expenditures to be approximately $165 million in 2009. We expect to fund our capital expenditures from cash flows from operations and our existing revolving senior secured credit facility.

Compliance with environmental laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. We incurred capital expenditures of $18 million in 2007, and we expect to incur capital expenditures of approximately $2 million in each of 2008 and 2009, in order to maintain compliance with applicable environmental laws and regulations and to meet new regulatory requirements. We anticipate that environmental compliance will continue to require increased capital expenditures over time as environmental laws or regulations, or interpretations thereof, change or the nature of our operations require us to make significant additional capital expenditures.

Contractual Commitments

The following table reflects our contractual commitments associated with our debt and other obligations as of December 31, 2007:

Contractual Obligations	Total	2008	2009-10	2011-12	Thereafter
	(in millions)
Long-term debt(1)	$2,977	$16	$32	$1,063	$1,866
Interest expense(2)	1,636	279	554	504	299
Operating leases	31	7	10	7	7
Fiber supply agreements(3)	1,532	431	496	318	287
Purchase obligations	371	120	140	87	24
Pension/postretirement plans	309	—	82	82	145
Other long-term obligations	42	—	13	4	25

Total	$6,898	$853	$1,327	$2,065	$2,653

Other Commercial Commitments
Standby letters of credit(4)	$74	$74	$—	$—	$—

Total	$74	$74	$—	$—	$—

(1)	Amounts shown represent scheduled maturities and do not take into account any acceleration of indebtedness resulting from mandatory payments required for events such as asset sales or under the excess cash flows provisions of our financing instruments.

(2)	Amounts include contractual interest payments using the interest rates as of December 31, 2007 applicable to our variable-rate debt and stated fixed interest rate for fixed-rate debt.

(3)	The contractual commitments consist of the minimum required expenditures to be made pursuant to the fiber supply agreements.

(4)	We are required to post letters of credit or other financial assurance obligations with certain of our energy and other suppliers.

Quantitative And Qualitative Disclosures About Market Risk

Interest Rate Risk. As of December 31, 2007 and 2006, $1,825 million and $749 million of our debt consisted of borrowings with variable interest rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow or compliance with our debt covenants. The potential annual increase in interest expense resulting from a 100 basis point increase in quoted interest rates on our debt balances outstanding at December 31, 2007 would be $18 million, compared to $7 million at December 31, 2006, without taking into account any interest rate derivative agreements. The increased exposure to interest rate risk at December 31, 2007 relates to the additional indebtedness incurred in connection with the Acquisition.

While we may enter into agreements limiting our exposure to higher interest rates, these agreements may not offer complete protection from this risk. As of December 31, 2007 and 2006, we were a party to two interest rate swap agreements and one interest rate cap agreement to hedge the variability of cash flows on $450 million of our floating-rate debt. Taking into account our interest rate derivative agreements and rates in effect at December 31, 2007 and 2006, a 100 basis point increase in quoted interest rates would result in an increase in interest expense of $14 million and $3 million.

In January 2008, we entered into four additional interest rate swap agreements with an aggregate notional amount of $1,050 million to hedge the variability of cash flows on a portion of our floating-rate debt. The interest rate swaps have notional amounts of $300 million, $300 million, $250 million and $200 million and expire December 2009, December 2010, December 2011 and December 2012, respectively.

Critical Accounting Estimates

Our principal accounting policies are described in the Summary of Significant Accounting Policies in the notes to consolidated financial statements filed with the accompanying consolidated financial statements. The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting estimates discussed below represent those accounting estimates requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results.

Income taxes. Income taxes are accounted for in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes, which recognizes deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the enacted tax laws.

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN 48) on January 1, 2007. FIN 48 clarifies when tax benefits should be recorded in the financial statements and provides measurement criteria for valuing such benefits. In order for us to recognize benefits, our tax position must be more likely than not to be sustained upon audit. The amount we recognize is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

We have tax filing requirements in many states and are subject to audit in these states, as well as at the federal level in both the U.S. and Canada. Tax audits by their nature are often complex and can require several years to resolve. In the preparation of our consolidated financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters. While actual results could vary, in management’s judgment we have adequate accruals with respect to the ultimate outcome of these unresolved tax matters.

We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that we will realize our deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when the assessment is made.

Pension and other postretirement benefits. We provide retirement benefits for certain employees through employer- and employee-funded defined benefit plans. Benefits earned are a function of years worked and average final earnings during an employee’s pensionable service. Certain of the pension benefits are provided in accordance with collective bargaining agreements.

Assumptions used in the determination of defined benefit pension expense and other postretirement benefit expense, including the discount rate, the long-term expected rate of return on plan assets and increases in future medical costs, are evaluated by management, reviewed with the plans’ actuaries annually and updated as appropriate. Actual asset returns and medical costs that are more favorable than assumptions can have the effect of lowering expense and future cash contributions, and conversely, actual results that are less favorable than assumptions could increase expense and future cash contributions. In accordance with GAAP, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in the future periods. Unrecognized prior service cost and actuarial gains and losses in the defined benefit pension and other postretirement benefit plans subject to amortization are amortized over the average remaining service of the participants.

Our assumptions used in determining defined benefit pension and other postretirement benefit expense are important in determining the costs of our plans. A 0.5 percentage-point decrease in our weighted-average long-term expected rate of return on plan assets would increase 2008 net pension expense by approximately $7 million. Likewise, a 0.5 percentage-point increase in our weighted-average long-term expected rate of return on plan assets would decrease 2008 net pension expense by approximately $7 million. The effect on other postretirement benefit expense would be negligible from such changes in the long-term expected rate of return on plan assets.

A 0.5 percentage-point decrease in our weighted-average discount rates would increase 2008 net pension expense by approximately $1 million and would decrease 2008 net other postretirement benefit expense by approximately $1 million. Likewise, a 0.5 percentage-point increase in our weighted-average discount rates would decrease 2008 net pension expense by approximately $1 million and would increase 2008 net other postretirement benefit expense by approximately $1 million. With respect to benefit obligations, a 0.5 percentage-point decrease in our weighted-average discount rates would increase pension benefit obligations by approximately $81 million and would increase other postretirement benefit obligations by approximately $11 million. Likewise, a 0.5 percentage-point increase in our weighted-average discount rates would decrease pension benefit obligations by approximately $75 million and would decrease other postretirement benefit obligations by approximately $10 million.

Equity compensation. We use the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the stock price as well as assumptions regarding a number of other variables. These variables include expected stock price volatility over the term of the awards and projected employee stock option exercise behaviors (term of option).

We estimate the expected term of options granted by incorporating the contractual term of the options and employees’ expected exercise behaviors. We estimate the volatility of our common stock by considering volatility of appropriate peer companies and adjusting for factors unique to our stock, including the effect of debt leverage.

Derivative financial instruments. Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. We recognize the unwind value of derivative financial instruments as the fair value. This means that the fair value for purchased contracts is based on the amount we could receive from the counterparty to settle the contract. Fair value at any point in time is based upon periodic confirmation of values received from the counterparty.

Environmental and legal liabilities. We record accruals for estimated environmental liabilities when remedial efforts are probable and the costs can be reasonably estimated. These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities as well as availability of insurance coverage and contribution by other potentially responsible parties. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, accruals are subject to substantial uncertainties, and actual costs could be materially greater or less than the estimated amounts. We record accruals for other legal contingencies, which are also subject to numerous uncertainties and variables associated with assumptions and judgments, when the contingency is probable of occurring and reasonably estimable.

Recently Issued Accounting Standards

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141R), which replaces SFAS No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired. The Statement also establishes disclosure requirements, which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for us as of January 1, 2009; early adoption is prohibited. We are currently evaluating the potential effect, if any, of the adoption of SFAS No. 141R on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 (SFAS No. 160), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for us as of January 1, 2009; early adoption is prohibited. The adoption of SFAS No. 160 will result in the reclassification of minority interests to shareholders’ equity. We are currently evaluating further effects, if any, of this standard on our consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. For items covered by FSP FAS 157-2, SFAS No. 157 will now go into effect for us as of January 1, 2009. The adoption of SFAS No. 157 for financial related items did not have a material effect on our consolidated financial position, results of operations or cash flows. We are still evaluating the potential effect of adoption of SFAS No. 157 for non-financial items.

THE EXCHANGE OFFER

General

We sold the Original Notes on December 21, 2007 in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers of the Original Notes subsequently resold them to qualified institutional buyers in reliance on Rule 144A and to persons outside the United States in reliance on Regulation S under the Securities Act.

In connection with the sale of Original Notes to the initial purchasers, the holders of the Original Notes became entitled to the benefits of an exchange and registration rights agreement dated December 21, 2007 between us, our subsidiaries that guaranteed the Original Notes and the initial purchasers, or the Registration Rights Agreement.

Under the Registration Rights Agreement, we became obligated to file a registration statement in connection with an exchange offer within 120 days after the original issue date of the Original Notes, or the Closing Date, and use all commercially reasonable best efforts to cause the exchange offer registration statement to become effective within 210 days after the Closing Date. The exchange offer being made by this prospectus, if consummated within the required time periods, will satisfy our obligations under the Registration Rights Agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders known to us. References to the “notes” in this prospectus refer to both the Original Notes and the New Notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all Original Notes properly tendered and not withdrawn on or prior to the expiration date. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Original Notes accepted in the exchange offer. Holders may tender some or all of their Original Notes pursuant to the exchange offer. Original notes tendered in the exchange offer must be in denominations of principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000.

Based on no-action letters issued by the staff of the SEC to third parties, we believe that holders of the New Notes issued in exchange for Original Notes may offer for resale, resell and otherwise transfer the New Notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the New Notes are acquired in the ordinary course of the holder’s business, the holder has no arrangement or understanding with any person to participate in the distribution of the New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. A broker-dealer that acquired Original Notes directly from us cannot exchange the Original Notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution” for additional information.

We will be deemed to have accepted validly tendered Original Notes when, as and if we have given oral or written notice of the acceptance of those notes to the exchange agent. The exchange agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the New Notes from us and delivering New Notes to those holders. Pursuant to Rule 14e-1(c) of the Exchange Act, we will promptly deliver the New Notes upon consummation of the exchange offer or return the Original Notes if the exchange offer is withdrawn.

If any tendered Original Notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under “—Conditions” without waiver by us, certificates or any of those unaccepted Original Notes will be returned, without expense, to the tendering holder of any of those Original Notes promptly practicable after the expiration date.

Holders of Original Notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, in accordance with the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Original Notes, pursuant to the exchange offer. We will pay all charges and expenses, other than taxes applicable to holders in connection with the exchange offer. See “—Fees and Expenses.”

Shelf Registration Statement

If (1) because of any change in law or in currently prevailing interpretations of the staff of the SEC, we are not permitted to effect the exchange offer; or (2) the exchange offer has not been completed within 255 days following the Closing Date; or (3) certain holders of the Original Notes are prohibited by law or SEC policy from participating in the exchange offer; or (4) in certain circumstances, certain holders of the registered New Notes so request; or (5) in the case of any holder that participates in the exchange offer, such holder does not receive New Notes on the date of the exchange that may be sold without restriction under state and federal securities laws, then we will, in lieu of or in addition to conducting the exchange offer, file a shelf registration statement covering resales of the notes under the Securities Act as soon as reasonably practicable, but no later than 45 business days after the time of such obligation to file arises. We agree to use all commercially reasonable efforts (x) to cause the shelf registration statement to become or be declared effective no later than 150 days after the shelf registration statement is filed and (b) use our reasonable best efforts to keep the shelf registration statement effective (other than during any blackout period) until the earlier of two years after the shelf registration becomes effective or such time as all of the applicable notes have been sold thereunder.

We will, in the event that a shelf registration statement is filed, provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit unrestricted resales of the New Notes. We agree to supplement or make amendments to the shelf registration statement as and when required by the registration form used for the shelf registration statement or by the Securities Act or rules and regulations under the Securities Act for shelf registrations. We agree to furnish to certain holders copies of any such supplement or amendment prior to its being used or promptly following its filing. A holder that sells Original Notes pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations).

Notwithstanding anything to the contrary in the Registration Rights Agreement, upon notice to the holders of the notes, we may suspend use of the prospectus included in any Shelf Registration statement in the event that and for a period of time, or blackout period, not to exceed an aggregate of 60 days in any twelve-month period (1) our board of directors reasonably and in good faith determines that the premature disclosure of a material event at such time could reasonably be expected to have a material adverse effect on our business, operations or prospects or (2) the disclosure otherwise relates to a material business transaction which has not been publicly disclosed and our board of directors reasonably and in good faith determines that any such disclosure could reasonably be expected to jeopardize the success of the transaction.

Special Interest

If we fail to meet the targets listed in the three paragraphs immediately following this paragraph, then additional interest, or Special Interest, shall become payable in respect of the notes as follows (each event referred to in clauses (A) and (B) of each of the numbered paragraphs below constituting a registration default, and each period during which the registration default(s) has occurred and is continuing is a registration default period):

1. if (A) a registration statement on an appropriate registration form with respect to the exchange offer, or the Exchange Offer Registration Statement, is not filed with the SEC on or prior to 120 days after the Closing Date or (B) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not filed on or prior to the date required by the Registration Rights Agreement, then commencing on the day after either such required filing date, Special Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days of the registration default period, at a rate of 0.50% per annum for the second 90 days of the registration default period, at a rate of 0.75% per annum for the third 90 days of the registration default period, and at a rate of 1.0% thereafter for the remaining portion of the registration default period; or

2. if (A) the Exchange Offer Registration Statement is not declared effective by the SEC on or prior to 210 days after the issue date of the Original Notes or (B) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the SEC on or prior to the date required by the Registration Rights Agreement, then, commencing on the day after either such required effective date, Special Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days of the registration default period, at a rate of 0.50% per annum for the second 90 days of the registration default period, at a rate of 0.75% per annum for the third 90 days of the registration default period, and at a rate of 1.0% thereafter for the remaining portion of the registration default period; or

3. if (A) the exchange offer has not been completed within 45 business days after the initial effective date of the Exchange Offer Registration Statement relating to the exchange offer or (B) any exchange registration statement or shelf registration statement required under the Registration Rights Agreement is filed and declared effective but thereafter is either withdrawn by us or becomes subject to an effective stop order issued pursuant to Section 8(d) of the Securities Act suspending the effectiveness of such registration statement (except as specifically permitted in the Registration Rights Agreement and including any blackout period permitting therein), then Special Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days of the registration default period, at a rate of 0.50% per annum for the second 90 days of the registration default period, at a rate of 0.75% per annum for the third 90 days of the registration default period, and at a rate of 1.0% thereafter for the remaining portion of the registration default period;

provided, however, (x) that the Special Interest rate on the notes may not accrue under more than one of the foregoing clauses (1)—(3) at any one time and at no time shall the aggregate amount of Special Interest accruing exceed 1.0% per annum and (y) Special Interest shall not accrue under clause (3)(B) above during the continuation of a blackout period; provided, further, however, that (a) upon the filing of the Exchange Offer Registration Statement or a shelf registration statement (in the case of clause (1) above), (b) upon the effectiveness of the Exchange Offer Registration Statement or a shelf registration statement (in the case of clause (2) above), or (c) upon the exchange of New Notes for all notes tendered (in the case of clause (3) (A) above), or upon the effectiveness of the shelf registration statement which had ceased to remain effective (in the case of clause (3) (B) above), Special Interest on the notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

No Special Interest shall accrue with respect to notes that are not Registerable Securities, as defined in the Registration Rights Agreement.

Any amounts of Special Interest due pursuant to clause (1), (2) or (3) above will be payable in cash on the same original interest payment dates as the notes.

Expiration Date; Extensions; Amendment

The term “expiration date” means 12:00 midnight, New York City time, on June 6, 2008, which is 30 days after the commencement of the exchange offer, unless we extend the exchange offer, in which case the term “expiration date” means the latest date to which the exchange offer is extended.

In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right:

(a)	to delay accepting of any Original Notes, to extend the exchange offer or to terminate the exchange offer and not accept Original Notes not previously accepted if any of the conditions set forth under “—Conditions” shall have occurred and shall not have been waived by us, if permitted to be waived by them, by giving oral or written notice of the delay, extension or termination to the exchange agent, or

(b)	to amend the terms of the exchange offer in any manner deemed by them to be advantageous to the holders of the Original Notes.

We will notify you as promptly as practicable of any delay in acceptance, extension, termination or amendment. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner intended to inform the holders of the Original Notes of the amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during the extension period. Any such extension will be made in compliance with Rule 14d-4(d) of the Exchange Act.

Without limiting the manner in which we may choose to publicly announce any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate that announcement, other than by making a timely release to an appropriate news agency.

Procedures for Tendering

To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signatures on the letter of transmittal guaranteed if required by instruction 3 of the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile in connection with a book-entry transfer, together with the Original Notes and any other required documents.

To be validly tendered, the documents must reach the exchange agent by or before 12:00 midnight New York City time, on the expiration date. Delivery of the Original Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent on or prior to the expiration date.

The tender by a holder of Original Notes will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their brokers, dealers, commercial banks, trust companies or nominees to effect the tender for those holders.

The method of delivery of Original Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent by or before 12:00 midnight, New York City time, on the expiration date. No letter of transmittal or Original Notes should be sent to us.

Only a holder of Original Notes may tender Original Notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name Original Notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

Any beneficial holder whose Original Notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on its behalf. If the beneficial holder wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its Original Notes, either make appropriate arrangements to register ownership of the Original Notes in the holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an “eligible institution,” unless the Original Notes are tendered: (a) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or (b) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any Original Notes listed therein, those Original Notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes that person to tender the Original Notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the Original Notes.

If the letter of transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should indicate that when signing, and unless waived by us, submit evidence satisfactory to us of their authority to act with the letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered Original Notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any Original Notes not properly tendered or any Original Notes our acceptance of which, in the opinion of counsel for us, would be unlawful. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes, must be cured within such time as the we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Original Notes, nor shall any of them incur any liability for failure to give notification. Tenders of Original Notes will not be deemed to have been made until irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of Original Notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion to:

(a)	purchase or make offers for any Original Notes that remain outstanding subsequent to the expiration date or, as set forth under “—Conditions,” to terminate the exchange offer in accordance with the terms of the Registration Rights Agreement; and

(b)	to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

By tendering Original Notes pursuant to the exchange offer, each holder will represent to us that, among other things,

(a)	the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder;

(b)	the holder is not engaged in and does not intend to engage in a distribution of the New Notes;

(c)	the holder has no arrangement or understanding with any person to participate in the distribution of such New Notes; and

(d)	the holder is our “affiliate”, as defined under Rule 405 of the Securities Act, or, if the holder is an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Original Notes at the depository trust company, or DTC, for the purpose of facilitating the exchange offer, and upon the establishment of those accounts, any financial institution that is a participant in DTC’s system may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent’s account with respect to the Original Notes in accordance with DTC’s procedures for transfers. Although delivery of the Original Notes may be effected through book-entry transfer into the exchange agent’s account at the DTC, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to the depository trust company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

Holders who wish to tender their Original Notes and

(a)	whose Original Notes are not immediately available or

(b)	who cannot deliver their Original Notes, the letter of transmittal or any other required documents to the exchange agent on or prior to the expiration date, may effect a tender if:

(1)	the tender is made through an eligible institution;

(2)	on or prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the Original Notes, the certificate number or numbers of the Original Notes and the principal amount of Original Notes tendered stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, the letter of transmittal, or facsimile thereof, together with the certificate(s) representing the Original Notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3)	the properly completed and executed letter of transmittal, or facsimile thereof, together with the certificate(s) representing all tendered Original Notes in proper form for transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of Original Notes may be withdrawn at any time by or prior to 12:00 midnight, New York City time, on the expiration date.

To withdraw a tender of Original Notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus by 12:00 midnight, New York City time, on the expiration date. Any such notice of withdrawal must:

(a)	specify the name of the depositor, who is the person having deposited the Original Notes to be withdrawn;

(b)	identify the Original Notes to be withdrawn, including the certificate number or numbers and principal amount of the Original Notes or, in the case of Original Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

(c)	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Original Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the Original Notes register the transfer of such Original Notes into the name of the depositor withdrawing the tender; and

(d)	specify the name in which any such Original Notes are being registered if different from that of the depositor.

All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us, and our determination will be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no New Notes will be issued with respect to the Original Notes withdrawn unless the Original Notes so withdrawn are validly retendered. Any Original Notes which have been tendered but which are not accepted for exchange will be returned to their holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under “—Procedures for Tendering” at any time on or prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any New Notes for any Original Notes, and may terminate or amend the exchange offer on or before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the SEC.

If we determine in our reasonable discretion that the foregoing condition exists, we may:

•	refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders;

•

extend the exchange offer and retain all Original Notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered the Original Notes to withdraw their tendered Original Notes; or

•	waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered Original Notes which have not been withdrawn.

If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

Pursuant to the Registration Rights Agreement, we are required to file with the SEC a shelf registration statement with respect to the Original Notes as soon as reasonably practicable but no later than the 45th business day after the time such obligation to file arises, as per Section 2(b) of the Registration Rights Agreement and thereafter use all commercially reasonable efforts to cause the shelf registration statement to be declared effective on or prior to the 150th day after the filing date, if:

(1)	the exchange offer is not permitted by law or applicable interpretations of the staff of the SEC; or

(2)	the exchange offer has not been completed within 255 days following the Closing Date; or

(3)	in certain circumstances, certain holders of the registered New Notes so request; or

(4)	in the case of any holder that participates in the exchange offer, such holder does not receive New Notes on the date of the exchange that may be sold without restriction under state and federal securities laws.

Exchange Agent

HSBC Bank USA, National Association has been appointed as exchange agent for the exchange offer, and is also the trustee under the indenture under which the New Notes will be issued. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to HSBC Bank USA, National Association, addressed as follows:

By Registered or Certified Mail; Hand or Overnight Delivery:

HSBC BANK USA, NATIONAL ASSOCIATION

Corporate Trust Operations

2 Hanson Place, 14th Floor

New York, New York 11217

By Facsimile Transmission:

(Eligible Institutions Only)

(718) 488-4488

Attn: Pauline Shaw

For Information or to Confirm by Telephone Call

(800) 662-9844

Fees and Expenses

We have agreed to bear the expenses of the exchange offer pursuant to the Registration Rights Agreement. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

We will pay the cash expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of HSBC Bank USA, National Association, as exchange agent, accounting and legal fees and printing costs, among others.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the Original Notes will be amortized over the term of the New Notes.

Consequences of Failure to Exchange

Holders of Original Notes who are eligible to participate in the exchange offer but who do not tender their Original Notes will not have any further registration rights, and their Original Notes will continue to be restricted for transfer. Accordingly, such Original Notes may be resold only:

(a)	to us, upon redemption of the Original Notes or otherwise;

(b)	so long as the Original Notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A;

(c)	in accordance with Rule 144 under the Securities Act, or under another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel reasonably acceptable to us;

(d)	outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(e)	under an effective registration statement under the Securities Act;

in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

Other

Participation in the exchange offer is voluntary and holders of Original Notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

BUSINESS

We believe that we are the largest coated paper manufacturer in North America, based on production capacity. Coated paper is used primarily in media and marketing applications, such as corporate annual reports, high-end advertising brochures, direct mail advertising, coated labels, magazines, magazine covers and inserts and catalogs. For 2007, after giving effect to our acquisition of SENA, we had pro forma net sales of $4.7 billion and pro forma income (loss) from continuing operations of $(95) million.

We currently operate 25 paper machines at twelve paper mills located in Kentucky, Maine, Maryland, Michigan, Minnesota, Nova Scotia and Wisconsin. These mills and our distribution centers, are strategically located near major print markets, such as New York, Chicago, Minneapolis and Atlanta. We are one of the most efficient coated paper manufacturers in North America. According to RISI, as of the third quarter of 2007, on a pro forma basis after giving effect to the Transactions, eight of our ten coated paper mills were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivered product to Chicago. Our mills have a total annual production capacity of approximately 5.5 million short tons of paper, including approximately 4.3 million short tons of coated paper, approximately 920,000 short tons of uncoated paper and approximately 300,000 short tons of specialty paper, without taking into account our announced restructuring plans discussed in this prospectus. Our mills also produce approximately 3.2 million short tons of pulp, most of which we use internally in the production of paper. We believe the increase in production from our largest, most efficient paper machines will more than offset the decrease in production from the shutdown or idling of paper machines as part of our announced restructuring plans.

We have long-standing relationships with many leading publishers, commercial printers, retailers and paper merchants. Our key customers include Condé Nast Publications, Hearst Corporation, The McGraw-Hill Companies, Meredith Corporation, Pearson Education and Time Inc. in publishing; Quad/Graphics, Quebecor World Inc. and R.R. Donnelley & Sons Company in commercial printing; J.C. Penney Company, Inc., Target Corporation and Williams-Sonoma, Inc. in retailing; and paper merchants Midland Paper Company Inc., PaperlinX Limited, Unisource Worldwide, Inc. and xpedx, a division of International Paper Company. Key customers for specialty paper products include Avery Dennison Corporation and Vacumet Corp.

Industry Overview

The North American paper industry is cyclical and, like other cyclical industries, is largely affected by the interplay of demand and supply. Demand and supply factors affecting our principal paper products, as well as historical price trends, are discussed below.

Coated Paper

Consumption/Demand. According to RISI, North American customers purchased approximately 13 million tons of coated paper in 2007. North American coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to rise when GDP in the United States is robust and typically decline in a sluggish economy. U.S. coated paper demand accounts for most North American coated paper demand. North American demand for coated paper is therefore generally correlated to changes in U.S. GDP.

Production/Supply. In North America and the United States, supply is determined by both local coated paper production and imports from sources outside North America or the United States, principally Europe and Asia. Imports have become a structural part of the North American coated paper marketplace. The volume of coated paper imports from Europe and Asia is a function of worldwide supply and demand for coated paper, the exchange rate of the U.S. dollar relative to other currencies, especially the Euro, market prices in North America and other markets and the cost of ocean-going freight. According to RISI, North American and U.S. coated paper demand exceeded North American capacity in 2007 by 15% and 20% respectively. We believe that North American and U.S. coated paper demand will continue to exceed North American capacity for the foreseeable future.

Since 2000, the North American coated paper industry has experienced consolidation. In addition, coated paper manufacturers have rationalized capacity resulting in higher operating rates, which measure the ratio of shipments from producers in a particular region to capacity of producers in the same region. According to RISI, in 2000, 80% of the coated paper capacity in North America was attributable to eleven manufacturers. By 2007, this number had decreased to six manufacturers. According to RISI, over the same time period, there was an overall reduction in North American coated paper production capacity of more than 1.1 million short tons and, since 2004, North American coated paper production capacity has declined by 757,000 short tons. We have announced a further capacity reduction of 430,000 short tons of coated paper, and another North American manufacturer has announced a capacity reduction of 120,000 short tons of coated paper, both of which are expected to occur during 2008.

From 2000 to 2007, coated paper imports into North America increased from 13% to 19% of total coated paper purchases and coated paper imports into the United States increased from 22% to 27% of total coated paper purchases, according to RISI. From 2004 through the end of 2006, imports of coated paper grew at a slower pace than from 2000 through 2003. We believe that this was largely due to an increase in demand in Asian markets and a reduction of supply in Europe combined with an increase in European demand and less favorable exchange rates for European producers. In 2007, total coated paper imports into North America declined to 19%, compared to 20% of total coated paper purchases in 2006, due in part to less favorable exchange rates for foreign producers, higher ocean-going freight costs and lower U.S. demand, according to RISI. RISI projects coated paper imports into North America to increase to 21% of total coated paper purchases in 2008, 22% of total coated paper purchases in 2009 and to be between 24% and 25% of total coated paper purchases for 2010 to 2012.

Operating Rates. Operating rates of North American coated paper manufacturers are a function of North American supply and demand. To the extent that North American demand remains strong and capacity and imports remain stable or decline, operating rates for North American coated paper manufacturers are likely to remain stable or increase. Historically, high operating rates have resulted in higher prices for coated paper. According to RISI, the average operating rate for North American coated paper manufacturers rose from 86% in 2001 to 97% in 2007, as shipments increased more than capacity during this time period. RISI projects the average coated paper operating rate to be 98% in 2008 and remain above 93% through 2012 because of increasing North American demand, recently completed and announced capacity closures and the lack of any major forecasted North American capacity additions.

The following chart shows historical and projected North American demand, capacity and operating rates for coated paper:

Source: RISI

Pricing. U.S. pricing for grade No. 3 coated paper, 60 lb. weight, which is an industry benchmark for coated freesheet pricing, reached a peak in 1995, with a price of approximately $1,240 per ton, according to RISI. Between 1991 and 1999, U.S. prices for grade No. 3 coated paper, 60 lb. weight fluctuated between $840 per ton and $1,240 per ton, according to RISI. From 2000 to 2003, prices fell to a 20-year low of $705 per ton, corresponding to a decrease in North American coated paper demand and an increase in coated paper imports, according to RISI. Since June 2004, prices for grade No. 3 coated paper, 60 lb. weight have generally increased, reflecting higher demand resulting from GDP growth in the United States and slower import growth.

Pricing for grade No. 4 coated paper, 50 lb. weight, which is an industry benchmark for coated groundwood paper pricing, generally followed a similar trend to coated paper grade No. 3, 60 lb. weight pricing until March 2006. Coated groundwood paper prices declined from March 2006 until June 2007, primarily due to increased capacity from the resumption in August 2005 of operations at UPM’s Miramichi mill in Canada after an eight month strike and increased European imports into the United States. Since June 2007, coated groundwood paper prices have increased as a result of announced capacity closures by North American producers, including the shutdown of UPM’s Miramichi mill, and a lower volume of European imports into the United States.

RISI forecasts the price of grade no. 3 coated paper to increase to $1,040 per ton in 2008 from $928 per ton in 2007 and the price of grade no. 4 coated paper to increase to $1,033 per ton in 2008 from $878 per ton in 2007. RISI forecasts the prices of both grades to remain above $1,000 per ton through 2012.

The following table shows historical and projected U.S. prices per ton for grade No. 3 coated paper, 60 lb. weight and No. 4 coated paper, 50 lb. weight for the periods indicated below:

As a result of the expiration of annual customer price caps and price increases announced in the fourth quarter of 2007, U.S. market prices increased approximately $45 per ton for coated groundwood paper and $25 per ton for coated freesheet paper from December 2007 through February 2008. In February 2008, many U.S. coated paper manufacturers, including NewPage, announced further price increases. In February 2008, we announced an additional price increase of up to $60 per ton for some coated paper grades, effective in April 2008. When coated paper manufacturers announce price increases, they generally take effect over time. Whether a price increase is successful depends on supply, demand and other competitive factors in the marketplace.

Supercalendered Paper

Consumption/Demand. Supercalendered paper customers in the United States purchased approximately 3 million tons of supercalendered paper in 2007. Similar to coated paper demand, demand for supercalendered paper is primarily driven by advertising and print media usage. High end supercalendered paper is often considered a substitute for light-weight coated groundwood paper grades. Therefore, supercalendered paper demand is also affected by changes in ultra light-weight coated paper prices.

Pricing. U.S. pricing for SC-A paper, 35 lb. weight, which is an industry benchmark for supercalendered paper pricing, reached a peak in 1995, with a price of approximately $1,030 per ton. Between 1991 and 1999, U.S. prices fluctuated between $670 and $1,030 per ton, according to RISI. From 2000 to 2003, prices fell to a low of $655 per ton, corresponding to increases in domestic capacity despite relatively flat demand, according to RISI. Prices gradually recovered by November 2006, reflecting higher demand resulting from GDP growth in the United States and improved operating rates. Prices declined slightly from November 2006 through September 2007 due to increased supply and customers switching to light-weight coated paper as a result of price declines for light-weight coated paper. Prices began to increase again beginning in September 2007 due to announced capacity closures and increased demand in coated groundwood markets.

The following table shows historical and projected U.S. prices per ton for SC-A paper, 35 lb. weight for the periods indicated below:

Newsprint

Newsprint is primarily used in newspaper in North America. It is also used, secondarily, in inserts, magazines and direct mail applications.

Specialty Paper

Specialty papers cover a wide variety of products. They range from technical papers, including self-adhesive labels, release liner base and direct thermal base, to packaging papers for flexible packaging, bottle labels and gift wrap. Flexible packaging, pressure sensitive labels and bottle labels are among the largest specialty paper end uses.

Business Strategy

The key elements of our strategy include the following:

Maintain core focus on coated paper business. We believe that our focus on producing coated paper provides us with a significant competitive advantage by enabling us to lower production costs per ton due to greater economies of scale, reduce delivery costs as a result of larger shipment sizes and provide a higher level of customer service. With the acquisition of SENA, we extended our product breadth into light-weight and ultra light-weight coated groundwood papers and added volume to our existing coated paper grades. The Acquisition also added capacity of supercalendered uncoated groundwood papers, a complementary lower cost alternative to coated paper, primarily for magazine and catalog use.

Continue to reduce costs through synergies and further productivity improvements. We expect to generate annualized synergies as a result of the Acquisition of approximately $265 million to be achieved by June 2009. For a further discussion of these plans, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Anticipated Synergies of the Acquisition and Integration of the SENA Business.” Since January 2000, we have significantly reduced our costs through rationalization of facilities and purchasing, development of integrated marketing strategies, coordination of information and manufacturing systems and consolidation of grade lines. In addition, since 2000, we have implemented best practices across our mill system and have focused on maximizing overall profitability, rather than independently at each individual mill. Without giving effect to the Acquisition, according to RISI, our cash cost per ton excluding delivery has improved from an 8%, or $47 per ton, advantage over the North American average in

2002 to a 15%, or $96 per ton, advantage over the North American average in the third quarter of 2007. We will continue to implement additional measures, including the use of Lean Six Sigma initiatives, to enhance our operating efficiency and productivity. We believe that the synergies resulting from the Acquisition and these additional measures will enhance our ability to further decrease production costs per ton and to increase operating cash flow and margins.

Enhance product mix to improve margins and earnings. We continue to seek opportunities to increase sales of higher-margin grades of coated paper, such as higher-end grades of coated papers and ultra light-weight coated groundwood papers. We intend to continue to do so through increased sales to our existing customers as well as to new customers, in particular printers, publishers and paper merchants. For example, as part of our initiative to enhance product mix, from 2005 to 2007, we increased net sales of our caliper papers, which are higher-end grades of coated paper used largely in direct mail applications, by approximately 35%. We also seek to increase our margins by focusing on more profitable customer categories, such as corporate end users, and expanding our relationships with these customers.

Further improve cash flow and return on capital. Since the inception of our company, we have focused on increasing our cash flow and our return on capital, including through the strategy initiatives discussed above. We have adopted a capital expenditure plan that focused on attractive investment projects. In addition, we believe, based on our current business plans, capital structure, tax position and current tax law, we do not currently expect to be required to pay material U.S. federal income taxes until 2010. We believe that our current productivity initiatives and the synergies described herein, coupled with favorable pricing trends for coated paper, will enhance our ability to generate cash flow and improve our return on capital. We intend to use our cash flow to repay debt and finance continued improvements in our operations. In addition, we may use our cash flow to return capital to shareholders through dividends and/or share repurchases and selectively pursue synergistic acquisitions and/or strategic partnerships.

Business Strengths

We believe that our core strengths include the following:

Largest North American manufacturer of coated paper products. We currently have a total annual production capacity of approximately 4.3 million short tons of coated paper, which represents approximately 32% of 2007 North American production capacity and net North American imports of coated paper, according to RISI. The SENA acquisition enhanced our market position by expanding our paper offerings to include light-weight and ultra light-weight coated paper and added complementary offerings in supercalendered paper and specialty paper products. We believe that our broad product portfolio, well-known brands and service will help us to remain a leading supplier of coated paper products.

Well positioned to benefit from strengthening pricing environment. We believe that we are well positioned to benefit from price increases in the coated paper industry as a result of our product breadth and long-standing customer relationships. Since June 2004, North American coated paper prices have generally risen due to increased demand and decreased North American capacity resulting from capacity rationalization. From 2000 to 2007, North American production capacity for coated paper declined by over 1.1 million short tons, and production capacity declined by 757,000 short tons from 2004 to 2007, according to RISI. We believe that North American and U.S. coated paper demand will continue to exceed North American capacity for the foreseeable future. The strengthening pricing environment has enabled us to successfully raise prices to improve profitability.

Attractive cost position coupled with further profit improvement initiatives. As of the third quarter of 2007, eight of our ten coated paper mills were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivered product to Chicago, according to RISI. Since 2000, over $500 million has been invested in the original NewPage mills to maintain or improve a cost advantage over our competitors. In addition, since January 2000, we have significantly reduced our costs through rationalization of facilities and purchasing, development of integrated marketing strategies, coordination of information and manufacturing systems and consolidation of grade lines at our mills by implementing best practices across our mill system and focusing on increasing overall profitability, rather than on a mill-by-mill basis. Since 2000, SENA had invested approximately $900 million in its business, including several major capital projects involving the rebuilding of paper machines at the Biron, Kimberly, Wisconsin Rapids and Whiting mills. We believe that these initiatives, combined with the synergies that we anticipate in connection with the SENA acquisition, will enable us to further enhance our operating efficiency and profitability.

Strong relationships with key customers. We have long-standing relationships with leading publishers, paper merchants, commercial printers and retailers. We believe our sales strategy, which includes both direct sales to our larger customers and sales to merchants, who then resell our products, has reduced sales costs and enhanced customer service. Our relationships with our five largest customers, which contributed approximately 39% of our pro forma net sales for 2007, average over 38 years. We seek to continue to enhance our relationships with our key customers by providing them with a high level of value-added customer service.

Efficient and integrated supply chain. We believe that the location of our mills and distribution centers near major print markets, such as New York, Chicago, Minneapolis and Atlanta, affords us the ability to more quickly and cost-effectively deliver our products to those markets. In addition, we believe that our fully-implemented integrated ERP system enables us to run our operations more cost-effectively through better planning of manufacturing runs and tracking of costs and inventory and will better enable us to realize some of the anticipated synergies of the Acquisition. Our ERP system also enhances our customer service, because it gives many of our customers the ability to order products and to track the real-time progress of their orders online. As part of the reorganization plan associated with the SENA acquisition, we are in the process of migrating the SENA mills to our existing ERP system and integrating SENA’s order management, purchasing, inventory and finance information systems with our existing systems.

Experienced management team with proven track record. Our senior management team averages approximately 12 years of experience in the paper and forest products industry, and several members of our management team were responsible for the successful integration of Mead and Westvaco into a stand-alone business, which has resulted in improved cost structure and meaningful cash flow. Our chairman and chief executive officer, Mark A. Suwyn, was most recently chairman and chief executive officer of Louisiana-Pacific Corporation, a building product materials manufacturing company. Mr. Suwyn headed Louisiana-Pacific from 1996 to 2004. Prior to Louisiana-Pacific, Mr. Suwyn served as an executive vice president at International Paper. Our chief operating officer, Richard D. Willett, Jr., had 13 years of broad management experience with General Electric Company followed by three years with Teleglobe International Holdings, where he was chief financial officer and subsequently chief operating officer. At Teleglobe, Mr. Willett led a major restructuring, cost reduction and acquisition effort. In addition to strong general management skills, Mr. Willett brings extensive leadership experience in disciplined cost management and process management initiatives such as Lean Six Sigma.

Products

Our portfolio of paper products includes coated freesheet, coated groundwood, supercalendered, newsprint and specialty paper; the latter consisting primarily of paper products used in labels and packaging. We offer the broadest coated paper product selection of any North American paper manufacturer. We also sell uncoated paper and market pulp. Our brands are some of the most recognized brands in the industry. Substantially all of our 2007 sales were within North America and approximately 90% of them were within the United States. Our principal product is coated paper, which represented 84% of our 2007 pro forma net sales.

The following charts set forth our pro forma 2007 paper and pulp volume by type of grade and end-use:

Pro Forma 2007 Short Tons Sold by Grade	Pro Forma 2007 Short Tons Sold by End Use

Coated Paper

We are the largest coated paper manufacturer in North America based on production capacity. We currently have a total annual production capacity of approximately 4.3 million short tons of coated paper, which represents approximately 32% of 2007 North American production capacity and net North American imports of coated paper. Coated paper is used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines, catalogs and direct mail advertising. Coated paper has a higher level of smoothness than uncoated paper. Increased smoothness is typically achieved by applying a clay-based coating on the surface of the paper and processing that paper under heat and pressure. As a result, coated paper achieves higher reprographic quality and printability.

Coated paper consists of both coated freesheet and coated groundwood, which generally differ in price and quality. The chemically-treated pulp used in freesheet applications produces brighter and smoother paper than the mechanical pulp used in groundwood papers. On a pro forma basis, coated freesheet papers comprised 57% of the coated paper we produced in 2007. Based on 2007 pro forma production capacity, we believe that we are one of the largest producers of coated freesheet papers in North America, accounting for approximately 39% of North American production capacity in 2007 and net North American imports of coated freesheet paper. We produce coated freesheet papers in No. 1, No. 2 and No. 3 grades for higher-end uses such as corporate annual reports and high-end advertising, as well as coated label paper with our C1S (coated one-side) paper line, which is used primarily for label and specialty applications.

Coated groundwood papers, which represented 43% of the coated paper we produced in 2007 on a pro forma basis, are typically lighter and less expensive than our coated freesheet products. We produce coated groundwood papers in No. 3, No. 4 and No. 5 grades for use in applications requiring lighter paper stock such as magazines, catalogs and inserts.

Each of the paper grades that we manufacture are produced in a variety of weights, sizes and finishes that can be gloss, dull or matte. The coating process changes the gloss, ink absorption qualities, texture and opacity of the paper to meet each customer’s performance requirements. Most of the coated paper that we manufacture is shipped in rolls with the rest cut into sheets.

Supercalendered Paper

Supercalendered paper is uncoated paper with pigment filler passed through a supercalendering process in which alternating steel and cotton covered rolls “iron” the paper, giving it a gloss and smoothness that resembles coated paper. Our supercalendered paper is primarily used for magazines, catalogs, advertisements, inserts and fliers. Based on 2007 pro forma production capacity, we believe we are one of the largest producers of supercalendered paper in North America, accounting for approximately 16% of North American production capacity and net North American imports of supercalendered paper into North America. We produce supercalendered paper in SC-A and SC-A+ grades.

Newsprint Paper

Newsprint paper is uncoated groundwood paper used primarily for printing daily newspapers and other publications. We are a niche supplier of newsprint paper serving the North American and select international markets in the publishing and printing industry for major end-uses such as newspapers and inserts/fliers for retail customers.

Specialty Paper

Specialty paper consists of both coated and uncoated paper designed and produced to meet the specific packaging, printing and labeling needs of customers with diverse and specialized paper needs. Specialty papers consist of two primary product lines: technical paper and packaging papers.

Technical papers consist of face papers, thermal transfer, direct thermal base papers and release liners for use in self-adhesive labels. Packaging papers are designed to protect, transport and identify a wide range of products. Flexible packaging papers are often used as part of a multilayer package construction, in combination with film, foil, extruded coatings, board and other materials. For example, flexible packaging papers are used in pouch, lidding, bag, tobacco packaging and spiral can applications.

Other Products

We also produce uncoated paper and pulp to enhance our manufacturing efficiency by filling unused capacity, such as when we have excess capacity on a paper machine but not on a coater. Uncoated paper does not contain the other types of coatings present on coated paper. It typically is used for business forms and stationery, general printing paper and photocopy paper. We primarily sell uncoated paper to business forms manufacturers and converters.

Manufacturing

We currently operate 25 paper machines at twelve mills located in Kentucky, Maine, Maryland, Michigan, Minnesota, Nova Scotia and Wisconsin. Ten of these paper mills are at least partially-integrated mills, meaning that they produce paper, pulp and energy. Most of the energy produced at these mills is for internal use. Our mills have a total annual production capacity of approximately 5.5 million short tons of paper, including approximately 4.3 million short tons of coated paper, approximately 920,000 short tons of uncoated paper and approximately 300,000 short tons of specialty paper, without taking into account our announced restructuring plans discussed in this prospectus. Our mills also produce approximately 3.2 million short tons of pulp, most of which we use internally in the production of paper. With the exception of our Port Hawkesbury, Nova Scotia, mill, substantially all of our long-lived assets are located within the U.S. The following table lists the paper products produced at each of our mills, as well as each mill’s approximate annual paper capacity, as of December 31,

2007, without taking into account the announced restructuring plans described below:

Mill Location	Products	Paper Capacity (short tons/year)
Biron, Wisconsin	Coated paper	390,000
Duluth, Minnesota	Supercalendered paper	265,000
Escanaba, Michigan	Coated and uncoated paper	770,000
Kimberly, Wisconsin	Coated paper and specialty paper	700,000
Luke, Maryland	Coated paper	550,000
Niagara, Wisconsin	Coated paper	250,000
Port Hawkesbury, Nova Scotia	Supercalendered paper and newsprint	625,000
Rumford, Maine	Coated paper	680,000
Stevens Point, Wisconsin	Specialty paper	160,000
Whiting, Wisconsin	Coated paper	250,000
Wickliffe, Kentucky	Coated and uncoated paper	340,000
Wisconsin Rapids, Wisconsin	Coated paper	520,000

On January 16, 2008, we announced restructuring plans that include the shutdown or idling of four of our less efficient, higher cash cost paper machines. We closed the No. 11 paper machine in Rumford, Maine in February 2008 and plan to shut down the No. 95 paper machine in Kimberly, Wisconsin by the end of May 2008, the Niagara, Wisconsin paper mill, which includes two paper machines, in the fall of 2008 and the Chillicothe, Ohio converting facility by the end of November 2008. We intend to reallocate production of paper grades across our remaining combined machine base, resulting in the operation of machines in narrower ranges of paper grades around their peak production. We believe the increase in production from our largest, most efficient paper machines will more than offset the decrease in production from the shutdown or idling of paper machines as part of our announced restructuring plans. Actual changes in production capacity from that reflected in the table above will depend on how we re-allocate production of paper grades across our remaining machine base in connection with our announced restructuring plans. For a further discussion of these plans, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Anticipated Synergies of the Acquisition and Integration of the SENA Business.”

We also intend to realize cost reductions from improved logistics. Through reallocation of production among our combined mills, we expect to produce more products in greater proximity to customers, lowering freight costs. In addition, we intend to continue to implement best practices across our combined mill system and focus on increasing our overall profitability, rather than independently at each individual mill.

Over $1.4 billion of capital expenditures have been invested in our paper mills since 2000, to build, maintain and update facilities and equipment, enhance product mix, lower costs and meet environmental requirements. Since 2000, over $500 million has been invested in the original NewPage mills to maintain or improve a cost advantage over our competitors. These upgrades also included an upgrade of our papermaking technology to support our high-end coated grade lines. From 2000 until the Acquisition, SENA had invested approximately $900 million in its business, including several major capital projects involving the rebuilding of paper machines at the Biron, Kimberly, Wisconsin Rapids and Whiting mills.

Over the last several years, we have significantly reduced our costs by consolidating operations and focusing on operational efficiency. We reduced our salaried headcount by approximately 28% and our hourly headcount by approximately 20% from 2002 up until the time of the Acquisition. From January 2002 up until the time of the Acquisition, we shut down six of our paper machines, closed one paper mill and reduced our maintenance costs by improving our annual maintenance shutdown procedures. From August 2000 up until the time of the Acquisition, SENA reduced salaried headcount by approximately 38% and hourly headcount by approximately 40%. We expect the size of our salaried and hourly headcount to further decline over time as we complete our integration of the two businesses. On January 16, 2008, we announced actions being taken in furtherance of achieving certain synergies relating to the Acquisition, including the shutdown or idling of paper machines and further headcount reductions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Anticipated Synergies of the Acquisition and Integration of the SENA Business.”

The first step in the production of paper is to produce pulp from wood. Pulp for groundwood and supercalendered paper is produced using a mechanical or thermo-mechanical process. Pulp for freesheet paper is produced by placing wood chips that are mixed with various chemicals into digester “cooking” vessels. The pulp is then washed and bleached. To turn the pulp into paper, it is processed through a paper machine. Hardwood and softwood pulp is blended based on the desired paper characteristics.

To produce coated paper, uncoated paper is put through a coating process. Our mills have both on-machine coaters, which are integrated with the paper machines, and separate off-machine coaters. On-machine coaters generally are considered to be more efficient, while off-machine coaters generally are considered to have more flexibility. After the coating process is complete, the coated paper is slit and wound into rolls to be sold to customers. We also have converting facilities at which we convert some of these rolls into sheets.

Paper machines are large, complex systems that operate more efficiently when operated continuously. Paper machine production and yield decline when a machine is stopped for any reason. Therefore, we organize our manufacturing processes so that our paper machines and most of our paper coaters run almost continuously throughout the year. Some of our paper machines also offer the flexibility to change the type of paper produced on the machine, which allows easier matching of production schedules and seasonal and geographic demand swings.

Paper production is energy intensive. During 2007, on a pro forma basis, we produced approximately 40% of our energy requirements from steam produced during the pulp manufacturing process. The energy we purchase from third-party suppliers consists of electricity and fuel, primarily natural gas and coal, some of which is used to generate energy for our operations. We purchase substantial portions of our coal needs under long-term supply contracts, most of which relate to a specific mill and are with a single provider. Most of our contracts have pricing mechanisms that adjust or set prices based on current market prices.

Our wholly-owned subsidiary, CWPCo, provides energy to our mills in central Wisconsin. CWPCo has 33.3 megawatts of generating capacity on 39 generators located in five hydroelectric plants on the Wisconsin River. CWPCo is a regulated public utility and also provides electricity to a small number of other residential, light commercial and light industrial customers.

We also are the general partner and have a 30% investment in Rumford Cogeneration Company L.P., a joint venture created to generate power for us at our Rumford mill and for public sale. We have an option through 2014 to purchase all of our co-investors’ interests in the partnership.

Raw Materials and Suppliers

Pulp and wood fiber are the primary raw materials used in making paper. Pulp is the generic term that describes the cellulose fiber derived from wood. These fibers may be separated by mechanical, thermo-mechanical or chemical processes. The processes we use at our mills to produce pulp for freesheet paper involve removing the glues, which bind the wood fibers, to leave cellulose fibers. Our papermaking operations have historically consumed most of the pulp that we produced, and we have sold our excess hardwood pulp, which we refer to as market pulp, to third parties in the United States and internationally. The former SENA mills have historically been a net purchaser of market pulp. We intend to use substantially all of our excess pulp production internally to reduce the amount of pulp purchased from third parties.

The primary sources of wood fiber are timber and its byproducts, such as wood chips. We are a party to various fiber supply agreements to supply our mills with hardwood, softwood, aspen pulpwood and wood chips. These agreements require the counterparty to sell to the mills, and require the mills to purchase, a designated minimum number of tons of pulpwood and wood chips during the specified terms of the arrangement, which have various expiration dates from December 31, 2008 to December 31, 2053. The annual purchase requirement under these agreements is approximately 3 million tons per year from 2008 to 2009, approximately 2 million tons per year from 2010 to 2015, approximately 1 million tons per year from 2016 to 2020 and approximately 300,000 tons per year from 2021 to 2026. In 2019, all of the agreements terminate with the exception of the agreement with respect to the Rumford mill, which terminates in 2053. For all of the pulpwood agreements, we may purchase a substantial portion of any additional pulpwood harvested by the counterparty during each year. The prices to be paid under these agreements are determined by formulas based upon market prices in the relevant regions and are subject to periodic adjustments based on procedures stipulated in each agreement. The amount of timber we receive under these agreements has varied, and is expected to continue to vary, according to the price and supply of wood fiber for sale on the open market and the harvest levels the timberland owners deem appropriate in the management of the timberlands.

Our Port Hawkesbury, Nova Scotia mill operates a woodlands unit which manages approximately 1,500,000 acres of land leased from the Province of Nova Scotia and 59,000 acres of land we own in Nova Scotia. All wood harvested from the licensed lands must be used in our Port Hawkesbury mill unless otherwise agreed to by the Province of Nova Scotia. The license currently expires in July 2051 and may be terminated by the Province of Nova Scotia if the Port Hawkesbury mill is not operational for a continuous period of two years.

We seek to fulfill substantially all of our wood needs with timber that is harvested by professional loggers trained in certification programs that are designed to promote sustainable forestry. We do not accept wood from old growth forests, forests of exceptional conservation value or rainforests. We do not accept illegally harvested or stolen wood. We have formally notified our outside wood chip suppliers that we expect their wood supply will be produced by trained loggers in compliance with sustainable forestry principles. Our goal is to ensure that sustainable forestry-trained loggers are used to supply essentially all of the wood to our mills. We oppose and, through our participation in the American Forest and Paper Association and other industry organizations, are working to stop illegal logging in the United States and worldwide.

Chemicals used in the production of paper include latex and starch, which are used to affix coatings to paper; calcium carbonate, which brightens paper; titanium, which makes paper opaque; and other chemicals used to bleach or color paper. We purchase these chemicals from various suppliers and are not dependent on a single supplier for any of these chemicals, although some specialty chemicals are available only from a small number of suppliers.

Customers

We have long-standing relationships with leading publishers, paper merchants, commercial printers and retailers, representing a diversified customer base. Our ten largest customers accounted for approximately half of our pro forma annual net sales for 2007. Our key customers include Condé Nast Publications, Hearst Corporation, The McGraw-Hill Companies, Meredith Corporation, Pearson Education and Time Inc. in publishing; Quad/Graphics, Quebecor World Inc. and R.R. Donnelley & Sons Company in commercial printing; J.C. Penney Company, Inc., Target Corporation and Williams-Sonoma, Inc. in retailing; and paper merchants Midland Paper Company Inc., PaperlinX Limited, Unisource Worldwide, Inc. and xpedx, a division of International Paper Company. Key customers for specialty paper products include Avery Dennison Corporation and Vacumet Corp.

During 2007, xpedx accounted for 20% of our pro forma net sales. No other customer accounted for more than 10% of our 2007 pro forma net sales.

Sales, Marketing and Distribution

We sell our paper products primarily in the United States and Canada, using three sales channels: direct sales, which consist of sales made directly to end-use customers, primarily large companies such as publishers, printers and retailers; merchant sales, which consist of sales made to paper merchants, who in turn sell to end-use customers; and specialty sales, which consist of sales made to packaging and label manufacturers.

Across the three channels of our sales network, sales professionals are compensated with a salary and bonus plan based on account profitability and individual assignments. As part of our customer service, we seek to provide value-added services to customers. For example, within the merchant channel, we work closely with customers to meet specifications and to utilize joint marketing efforts when appropriate.

We also emphasize technical support as part of our commitment to customers. We seek to enhance efficiency for customers by enabling them to interact with us online, including through order access, planning, customer data exchange and consumption estimation tools.

The locations of our paper mills and distribution centers also provide certain logistical advantages as a result of their close proximity to several major print markets, including New York, Chicago, Minneapolis and Atlanta, which affords us the ability to more quickly and cost-effectively deliver our products to those markets. We have seven major distribution facilities, three located in the Chicago area and the remainder located in Bedford, Roaring Springs and Allentown, Pennsylvania and La Mirada, California. In total, we own two warehouses and lease space in approximately 75 warehouses owned by third parties. Paper merchants also provide warehouse and distributions systems to service the needs of commercial print customers. We use third parties to ship our products by truck and rail. In addition, we utilize integrated tracking systems that track all of our products through the distribution process. Customers can access order tracking information over the internet. Most of our products are delivered directly to printers or converters, regardless of sales channel.

We intend to realize cost reductions from improved logistics. Through reallocation of production among our combined mills, we expect to produce more products in greater proximity to customers, lowering freight costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Anticipated Synergies of the Acquisition and Integration of the SENA Business.”

Competition

The North American paper industry is highly competitive. We compete based on a number of factors, including price, product availability, quality, breadth of product offerings, customer service and distribution capabilities.

Our primary competitors for coated paper are AbitibiBowater Inc., Sappi Limited, UPM-Kymmene Corporation and Verso Paper, Inc. Our primary competitors for supercalendered paper are AbitibiBowater Inc., Catalyst Paper Corporation and Irving Paper Ltd. Our primary competitor for newsprint is AbitibiBowater Inc.

The competition in the specialty paper category is diverse and highly fragmented, varying by product end use. Our primary competitors for specialty paper products are Appleton Coated LLC, Boise Cascade LLC, Dunn Paper Inc., Fraser Papers Inc., International Paper Company, UPM-Kymmene Corporation and Wausau Paper Corp.

Some of our competitors have greater financial and other resources than we do or may be better positioned than we are to compete for certain opportunities. We also believe that our competitors in China, Indonesia and South Korea are selling their products in our markets at less than fair value and are being subsidized by their governments.

Information Technology Systems

We use integrated information technology systems that help us manage our product pricing, customer order processing, customer billing, raw material purchasing, inventory management, production controls and shipping management, as well as our human resources management and financial management. Our information technology systems utilize principally third-party software. As part of the reorganization plan associated with the Acquisition, we are in the process of migrating the acquired mills to our existing ERP system and integrating NPCP’s order management, purchasing, inventory and finance information systems with our existing systems.

We are a party to a Master Services Agreement with Accenture LLP. Under that agreement, Accenture will provide information technology services and human resources services necessary to support our operations through January 31, 2013 at specified monthly base prices (with incremental charges for additional services provided) plus transition charges. The information technology services include development, maintenance and support of our software, mainframe, server, managed network and application management systems. Accenture also supports and maintains third-party software and hardware currently used in our operations. Accenture’s human resource services include maintenance and support of employee benefits, payroll and tax services. Accenture may immediately terminate the agreement if we materially breach our obligations under the agreement and fail to cure the breach within 30 days. In addition, if Accenture fails to perform its services at or above fixed service levels, we have the ability to terminate the information technology services portion of the Master Services Agreement.

Intellectual Property

In general, paper production does not rely on proprietary processes or formulas, except in highly specialized or custom grades. We hold foreign and domestic patents as a result of our research and product development efforts and also have the right to use certain other patents and inventions in connection with our business. We also own registered trademarks for some of our products. Although, in the aggregate, our patents and trademarks are important to our business, financial condition and results of operations, we believe that the loss of any one or any related group of intellectual property rights would not have a material adverse effect on our business, financial condition or results of operations.

Employees

As of December 31, 2007, we had approximately 8,500 employees. Approximately 75% of our employees were represented by labor unions, principally by the United Steelworkers, the International Brotherhood of Electrical Workers, CEP, the International Association of Machinists and Aerospace Workers and the United Association of Journeymen and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada.

Our collective bargaining agreements expire at various times between May 31, 2008 and November 30, 2010, with four collective bargaining agreements covering approximately 1,600 employees expiring before December 31, 2008. One contract with the CEP, covering approximately 50 employees at the woods division of our Port Hawkesbury mill, expired in May 2004 and is currently under renegotiation.

We have not experienced any significant work stoppages or employee-related problems that had a material effect on our operations over the last five years. We consider our employee relations to be good. Our Port Hawkesbury, Nova Scotia, mill was closed from December 2005 until October 2006, before our ownership of the mill, due to a labor dispute. Following the Acquisition, we expect the size of our combined salaried and hourly labor force will decline somewhat as we complete our integration of the two businesses.

Environmental and Other Governmental Regulations

Our operations are subject to federal, state, provincial and local environmental laws and regulations in the United States and Canada, such as the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA. Among the activities subject to environmental regulation are the emissions of air pollutants; discharges of wastewater and stormwater; generation, use, storage, treatment and disposal of, or exposure to, materials and waste; remediation of soil, surface water and ground water contamination; and liability for damages to natural resources. In addition, we are required to obtain and maintain environmental permits and approvals in connection with our operations. Many environmental laws and regulations provide for substantial fines or penalties and criminal sanctions for failure to comply with orders and directives requiring that certain measures or actions be taken to address environmental issues. See “—Legal Proceedings.”

Certain of these environmental laws, such as CERCLA and analogous state and foreign laws, provide for strict liability, and under certain circumstances joint and several liability, for investigation and remediation of releases of hazardous substances into the environment, including soil and groundwater. These laws may apply to properties presently or formerly owned or operated by or presently or formerly under the charge, management or control of an entity or its predecessors, as well as to conditions at properties at which wastes attributable to an entity or its predecessors were disposed. Under these environmental laws, a current or previous owner or operator of real property or a party formerly or previously in charge, management or control of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up that real property and for related damages to natural resources.

We handle and dispose of wastes arising from our mill operations, including by the operation of a number of landfills. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of these mills, landfills, or at another location where we have disposed of, or arranged for the disposal of, waste. While we believe, based upon current information, that we are in substantial compliance with applicable environmental laws and regulations, we could be subject to potentially significant fines or penalties for failing to comply with environmental laws and regulations. Each of MeadWestvaco and SEO have separately agreed to indemnify us for certain environmental liabilities related to the properties acquired from them, subject to certain limitations. We agreed to indemnify the purchaser of our carbonless paper business for certain environmental liabilities, subject to certain limitations.

Compliance with environmental laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. We incurred capital expenditures of $18 million in 2007, and we expect to incur capital expenditures of approximately $2 million in each of 2008 and 2009 in order to maintain compliance with applicable environmental laws and regulations and to meet new regulatory requirements. We anticipate that environmental compliance will continue to require significant capital expenditures over time as environmental laws or regulations, or interpretation thereof, change or the nature of our operations require us to make significant additional capital expenditures.

Our operations also are subject to a variety of worker safety laws in the United States and Canada. The Occupational Safety and Health Act, U.S. Department of Labor Occupational Safety and Health Administration regulations and analogous state and provincial laws and regulations mandate general requirements for safe workplaces for all employees. We believe that we are operating in material compliance with applicable employee health and safety laws.

Properties and Facilities

Our headquarters is located in Miamisburg, Ohio. We own the mills where we produce our paper products and the converting facilities where we convert rolls of paper to sheets. We believe that we have sufficient capacity at our manufacturing facilities to meet our production needs for the foreseeable future. In addition, we lease space or have third-party arrangements to utilize space in approximately 75 distribution facilities. All of our owned facilities (except those owned by CWPCo) are pledged as collateral under our various debt agreements. The following table lists the purpose of each of our significant facilities, as well as whether the facility is owned or leased:

Location	Purpose	Owned or Leased/Expiration
Biron, Wisconsin	Paper Mill	Owned
Chillicothe, Ohio	Warehouse & Converting	Owned
Duluth, Minnesota	Paper Mill	Owned
Escanaba, Michigan	Paper Mill	Owned
Kimberly, Wisconsin	Paper Mill	Owned
Luke, Maryland	Paper Mill	Owned
Luke, Maryland	Warehouse & Converting	Owned
Miamisburg, Ohio	Corporate Headquarters	Leased/2017
Niagara, Wisconsin	Paper Mill	Owned
Port Hawkesbury, Nova Scotia	Paper Mill	Owned
Rumford, Maine	Paper Mill	Owned
Stevens Point, Wisconsin	Paper Mill	Owned
Whiting, Wisconsin	Paper Mill	Owned
Wickliffe, Kentucky	Paper Mill	Owned
Wisconsin Rapids, Wisconsin	Paper Mill, Warehouse & Converting	Owned

On January 16, 2008, we announced restructuring plans that include the shutdown or idling of four of our less efficient, higher cash cost paper machines. We closed the No. 11 paper machine in Rumford, Maine in February 2008 and plan to shut down the No. 95 paper machine in Kimberly, Wisconsin by the end of May 2008, the Niagara, Wisconsin paper mill in the fall of 2008 and the Chillicothe, Ohio converting facility by the end of November 2008. For a further discussion of these plans, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Anticipated Synergies of the Acquisition and Integration of the SENA Business.”

Legal Proceedings

In 1998 and 1999, the EPA issued Notices of Violation, or NOVs, to eight paper industry facilities, including our Luke, Maryland mill, alleging, among other things, violation of certain Prevention of Significant Deterioration, or PSD, regulations under the Clean Air Act. In 2000, an enforcement action was brought in Federal District Court in Maryland against the predecessor of MeadWestvaco, asserting that the predecessor did not obtain PSD permits or install required pollution controls in connection with capital projects carried out in the 1980s at the Luke mill. The complaint sought penalties of up to $27,500 per day for each claimed violation together with the installation of additional air pollution control equipment. During 2001, the court granted MeadWestvaco’s motion for partial dismissal and dismissed the EPA’s claims for civil penalties under the major counts of the complaint. In October 2005, the parties made their closing arguments on Phase I of this case, and each has filed for summary judgment in its favor. The court has not ruled on these motions. MeadWestvaco has agreed to indemnify us for certain liabilities under these claims. MeadWestvaco will not indemnify us for litigation losses arising from the design, installation or construction of a scrubber-compliant baghouse, to the extent these costs constitute capital spending under the agreement pursuant to which we acquired the printing and papers business from MeadWestvaco. In addition, MeadWestvaco will not indemnify us for litigation losses resulting from any increased operation costs at our Luke mill unless those costs exceed $2 million annually within five years after resolution of the claims. If we incur liability for this lawsuit and we are unable to obtain indemnification from MeadWestvaco, we may incur substantial costs, which may include costs in connection with the penalties and the installation of additional pollution control equipment.

In March 2000, the EPA issued a NOV and a Finding of Violation, or FOV, to SENA’s Wisconsin Rapids pulp mill alleging violation of the PSD regulations and the New Source Performance Standard, or NSPS, requirements under the Clean Air Act arising from projects implemented at the mill between 1983 and 1991. The EPA is seeking the installation of additional air pollution control equipment and an $8 million penalty. The matter has been referred to the Department of Justice. In July 2002, the EPA issued a NOV and a FOV to SENA’s Niagara mill alleging PSD and NSPS violations relating to projects implemented at the mill from 1995 to 1997. SENA is defending these NOVs and FOVs. SEO has agreed to indemnify us for 75% of certain expenses relating to these matters, including losses arising from the design and installation of air pollution control equipment and for 75% of air compliance penalties, provided the expenses and penalties are incurred within a five-year period following closing of the Acquisition and that SEO’s obligations with respect to the boiler Maximum Achievable Control Technology rule is limited to 50% of the initial $35 million of certain compliance costs. If we incur liability for these actions and we are unable to obtain indemnification from SEO, we may incur substantial costs in connection with penalties and the installation of additional pollution control equipment.

In April 2008, NewPage Wisconsin System Inc. (formerly Stora Enso North America Corp. and the successor by merger to Consolidated Papers, Inc.), along with several other defendants, was served with a summons and complaint seeking to allocate among the defendants the cleanup costs and natural resource damages associated with the remediation of PCB contamination in the Lower Fox River and to require the defendants and the other responsible parties to pay for upcoming remedial work and natural resource damages. The complaint does not specify our alleged allocable share of these costs and damages. We do not believe that we are responsible for any PCB contamination in the Lower Fox River. We have submitted the claim to SEO, which is required to defend and indemnify us for 75% of any environmental liability associated with the Lower Fox River.

A number of plaintiffs have filed purported class actions on behalf of direct and indirect purchasers of publication paper in various U.S. federal and state courts. These class actions allege that certain manufacturers of publication paper, including SENA, participated in a price-fixing conspiracy from 1993 to present. The cases filed in federal court assert a violation of the federal antitrust laws, while the cases filed in the state court allege violations of state antitrust and consumer protection statutes. These lawsuits seek treble damages, injunctive relief and other costs associated with the litigation. The federal cases were consolidated for pre-trial purposes in December 2004 and all of the state court cases except one were removed to federal court and consolidated in the U.S. Federal Court for the District of Connecticut. Pre-trial proceedings have begun in the consolidated federal case. The lone state court case, which is pending in California, has been stayed pending the outcome of the consolidated federal cases, although discovery in the state case is being coordinated with discovery in the federal cases. SEO has agreed to defend and indemnify us for all liabilities under these claims.

We are involved in various other litigation and administrative proceedings that arise in the ordinary course of business. Although the ultimate outcome of these matters cannot be predicted with certainty, we do not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on our financial condition, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

The following are the names, ages and a brief account of the business experience for at least the last five years of our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Mark A. Suwyn	65	Chairman of the Board and Chief Executive Officer
Robert M. Armstrong	69	Director
David J. Prystash	46	Director
Charles E. Long	68	Director
James R. Renna	37	Director
John W. Sheridan	53	Director
Lenard B. Tessler	55	Director
Michael S. Williams	59	Director
Alexander M. Wolf	33	Director
George J. Zahringer, III	55	Director
Jason W. Bixby	37	Senior Vice President and Chief Financial Officer
Daniel A. Clark	49	Chief Information Officer and Senior Vice President, Business Excellence
Douglas K. Cooper	60	Vice President, General Counsel and Secretary
Michael T. Edicola	50	Vice President, Human Resources
George F. Martin	51	Senior Vice President, Operations
Michael L. Marziale	50	Senior Vice President, Marketing Strategy and General Management
Barry R. Nelson	43	Senior Vice President, Sales
Richard D. Willett, Jr.	38	President and Chief Operating Officer

Mark A. Suwyn has been the chief executive officer of NewPage and NewPage Holding since April 2006 and acted in that capacity on an interim basis from March 2006 to April 2006. Mr. Suwyn has been the chairman of the board of directors of NewPage and NewPage Holding since May 2005 and NewPage Group since October 2007. From November 2004 to May 2005, Mr. Suwyn served as a consultant for Cerberus Capital Management through Marsuw, LLP, a company for which he was the founder and president. Mr. Suwyn was chairman and chief executive officer of Louisiana-Pacific Corporation from 1996 until his retirement in October 2004. Mr. Suwyn serves as a board member of Ballard Power Systems Inc. and BlueLinx Holdings, Inc.

Robert M. Armstrong has been a member of the board of directors of NewPage and NewPage Holding since April 2006 and of NewPage Group since October 2007. Mr. Armstrong serves on the board and audit committee of the Quantitative Group of Mutual Funds. Mr. Armstrong has been a private consultant since 1998.

Charles E. Long has been a member of the board of directors of NewPage Group since December 2007 and a member of the board of directors of NewPage and NewPage Holding since March 2008. Mr. Long is a former vice chairman of Citicorp and its principal subsidiary, Citibank. Mr. Long held various positions during his career with Citicorp, which began in 1972. Mr. Long is also a director of The Drummond Company and Introgen Therapeutics, Inc.

David J. Prystash has been a member of the board of directors of NewPage and NewPage Holding since April 2006 and a member of the board of directors of NewPage Group since October 2007. Mr. Prystash has been controller, global product development at Ford Motor Company from January 2005 to the present. From June 2003 to December 2004, he was executive director, vehicle remarketing at Ford. From July 2001 to May 2003, he served as controller, North American product programs at Ford.

James R. Renna has been a member of our board of directors and the board of directors of NewPage Holding and NewPage Corporation since April 2008. Mr. Renna has been a financial executive with Cerberus Operations Inc. since May 2006. Prior to that, he was a corporate vice president of MCI Communications from December 2002 to March 2006.

John W. Sheridan has been a member of the board of directors of NewPage and NewPage Holding since August 2005 and a member of the board of directors of NewPage Group since October 2007. In February 2006, Mr. Sheridan was appointed president and chief executive officer of Ballard Power Systems, Inc., a fuel cell manufacturer, after serving as interim chief executive officer since October 2005. Mr. Sheridan has served on the board of Ballard Power Systems, Inc. since May 2001, serving as chairman of the board from June 2004 until February 2006. Mr. Sheridan served as the president and chief operating officer of Bell Canada from 2002 to November 2003.

Lenard B. Tessler has been a member of the board of directors of NewPage and NewPage Holding since May 2005 and a member of the board of directors of NewPage Group since October 2007. Mr. Tessler has been a managing director of Cerberus Capital Management, L.P. since May 2001 to the present. Mr. Tessler serves as a member of the board of directors of Chrysler LLC, LNR Property Corp. and GMAC LLC.

Michael S. Williams has been a member of the board of directors of NewPage and NewPage Holding since August 2005 and a member of the board of directors of NewPage Group since October 2007. Mr. Williams has been chairman and chief executive officer of IAP Worldwide Services Inc. since January 2008. Prior to that, he was an employee of Cerberus Capital Operations Inc. from January 2007 to January 2008. Prior to that he was president of Madoc LLC and served as a consultant for Cerberus Capital Management, L.P. since October 2004. Mr. Williams was the president and chief executive officer of Netco Government Services Inc., an enterprise network integration solution provider, from February 2002 through October 2004.

Alexander M. Wolf has been a member of the board of directors of NewPage and NewPage Holding since May 2005 and a member of the board of directors of NewPage Group since October 2007. Mr. Wolf has been a managing director of Cerberus Capital Management, L.P. since March 2006, and was a senior vice president from April 2004 through February 2006 and a vice president from December 2001 through March 2004.

George J. Zahringer, III has been a member of the board of directors of NewPage and NewPage Holding since May 2007 and a member of the board of directors of NewPage Group since October 2007. Mr. Zahringer is a senior managing director of Bear Stearns & Co., Inc. and has served in its Private Client Services Division since 1979. Mr. Zahringer serves as a member of the board of directors of Remington Arms Company, Inc. and Chrysler LLC.

Jason W. Bixby has been our senior vice president and chief financial officer since December 2007 and prior to that was our vice president and chief financial officer since December 2006. Prior to that Mr. Bixby was an operations executive with Cerberus Capital Management, LLC from March 2004 to December 2006. In this role he provided operational, financial, turnaround, acquisition and due diligence services to Cerberus and certain of its portfolio companies. From July 2002 through March 2004, Mr. Bixby was a finance director for Medtronic, Inc.

Daniel A. Clark has been our senior vice president, business excellence and chief information officer since December 2007. Prior to that Mr. Clark was our chief information officer and vice president of order management since May 2005. Prior to that, Mr. Clark was employed by MeadWestvaco Papers Group as vice president of order management from January 2002 to May 2005.

Douglas K. Cooper has been our vice president, general counsel and secretary since November 2005. Prior to that, Mr. Cooper was counsel with Arent Fox PLLC, a law firm, from September 2004 through October 2005. Mr. Cooper was in private law practice from September 2003 to September 2004. From September 2001 to September 2003, Mr. Cooper was senior vice president, general counsel and secretary for GDX Automotive, an automotive component supplier.

Michael T. Edicola has been our vice president, human resources since November 2007. Prior to that, Mr. Edicola served as vice president, human resources for Baxter International Corporation from July 2004 through December 2006. From September 1999 to April 2004, he served as vice president, human resources for Zebra Technologies Corporation.

George F. Martin has been our senior vice president, operations since December 2007. Prior to that Mr. Martin was our vice president, operations since April 2006. Prior to that, Mr. Martin served as our vice president, coated operations from May 2005 to March 2006. From February 2003 through April 2005, Mr. Martin was vice president of operations at the Escanaba mill of MeadWestvaco’s printing and writing papers group. From January 2002 to February 2003, he was director of integration for MeadWestvaco’s Papers Group.

Michael L. Marziale has been our senior vice president, marketing strategy and general management since December 2007. Prior to that, Mr. Marziale was our vice president of business development and chief technology officer from August 2006 to December 2007. Mr. Marziale was our vice president and general manager, carbonless systems and chief technology officer from May 2005 through July 2006. Prior to that, he was general manager, carbonless systems of MeadWestvaco’s Papers Group since September 2002.

Barry R. Nelson has been our senior vice president, sales since January 2008. Prior to that, Mr. Nelson was our vice president, printing sales since May 2005. Prior to that, Mr. Nelson was vice president, printing sales of MeadWestvaco Papers Group from August 2002 to May 2005.

Richard D. Willett, Jr. has been our president and chief operating officer since April 2006. Prior to that, Mr. Willett was executive vice president and chief operating officer of Teleglobe International Holdings Ltd. since January 2005. Prior to that, he was chief financial officer and executive vice president since June 2004 and chief financial officer and vice president of operations of Teleglobe Canada ULC and Teleglobe America Inc. since June 2003. Mr. Willett served as a consultant to Cerberus with respect to the acquisition of the core businesses of Teleglobe Inc. and its subsidiaries by TLGB Acquisition, an affiliate of Cerberus, from October 2002 until May 2003.

Committees of the Board of Directors

The boards of directors of NewPage Holding and NewPage have established joint audit, compensation and compliance committees.

Our audit committee consists of Robert M. Armstrong, David J. Prystash and John W. Sheridan. As of December 31, 2007, all of the audit committee members were independent directors. Mr. Sheridan serves as the chairman of the audit committee. Duties of the audit committee include:

•	appointing or replacing independent accountants;

•	meeting with our independent accountants to discuss the planned scope of their examinations, the adequacy of our internal controls and our financial reporting;

•	reviewing the results of the annual examination of our consolidated financial statements and periodic internal audit examinations;

•	reviewing and approving the services and fees of our independent accountants;

•	monitoring and reviewing our compliance with applicable legal requirements; and

•	performing any other duties or functions deemed appropriate by our board of directors.

Our board of directors has designated Mr. Armstrong as our audit committee financial expert.

Our compensation committee consists of Charles E. Long, Michael S. Williams and Alexander M. Wolf. Mr. Williams serves as the chairman of the compensation committee. Duties of the compensation committee include administration of our stock option plans and approval of compensation arrangements for our executive officers.

Our compliance committee consists of Gerald Porter Strong, Mark A. Suwyn and George J. Zahringer, III. Mr. Zahringer serves as the chairman of the compliance committee. Duties of the compliance committee include the oversight of our policies, programs and procedures to ensure compliance with relevant laws.

Director Independence

Although we do not currently have securities listed on a national securities exchange or on an inter-dealer quotation system, we have selected the definition promulgated by the New York Stock Exchange, or NYSE, to determine which of our directors qualifies as independent. Using the independence tests promulgated by the NYSE, our board of directors has determined that Robert M. Armstrong, Charles E. Long, David J. Prystash, John W. Sheridan and Michael S. Williams are independent directors. In making its determination regarding Mr. Sheridan, the board of directors considered that our chief executive officer, Mr. Suwyn, currently serves as a member of the board of directors of a company in which Mr. Sheridan currently serves as an executive officer. Examining all of the relevant facts and circumstances, our board of directors determined that this relationship did not and would not impair Mr. Sheridan’s independence.

Under the NYSE rules, we are considered a “controlled company” because more than 50% of our voting power is held by a single person. Accordingly, even if we were a listed company, we would not be required by NYSE rules to maintain a majority of independent directors on our board of directors, nor would we be required to maintain a compensation committee or a nominating committee comprised entirely of independent directors. As a result, we do not maintain a nominating committee and our compensation committee includes one independent director, Mr. Long.

Compensation Discussion and Analysis

General Philosophy

The compensation committee has responsibility for establishing, monitoring and implementing our compensation philosophy. We compensate our executive officers named in the Summary Compensation Table, who we refer to as the “Executives,” through a combination of base salary, bonus plan awards, equity ownership, stock options and various other benefits, all designed to be competitive with comparable employers and to align each Executive’s compensation with the long-term interests of our stockholders. Base salary and bonus plan awards are determined and paid annually and are designed to reward current performance. Through various vesting and lock-up restrictions, equity investments and stock options are designed to reward longer-term performance. We may also use discretionary executive bonus awards for special situations. Our process for setting annual Executive compensation consists of the compensation committee establishing overall compensation targets for each Executive and allocating that compensation between base salary and annual bonus compensation. Executive bonus compensation is designed as “at-risk” pay to be earned based on the achievement of company-wide performance objectives, personal performance objectives, the Executive’s demonstrated adherence to our core values and other factors deemed relevant by the compensation committee.

Targeted Overall Cash Compensation

Under our compensation structure, the mix of base salary and annual bonus compensation for each Executive varies depending upon his position with the company. The estimated allocation between base salary and bonus award at target levels is as follows:

	Base Salary	Target Bonus Award
Chairman & Chief Executive Officer and President & Chief Operating Officer	50%	50%
Other Executives	60–70%	30–40%

In allocating cash compensation between these elements, we believe that a significant portion of the compensation of our Executives—the level of management having the greatest ability to influence our performance—should be performance-based and therefore “at risk.” In making this allocation, we relied in part upon the advice of Frederick W. Cook & Co, which we refer to as “Cook”, and its survey findings and analysis, which validate this approach.

Compensation-Setting Process

The compensation committee approves all compensation and awards to Executives, as well as the rest of our senior leadership team, and has retained Cook as its compensation advisor. Generally, the compensation committee reviews data from Cook regarding compensation for our chief executive officer, his performance and then-current compensation and, following discussions with him, establishes his compensation levels. For the remaining Executives, our chief executive officer makes recommendations to the compensation committee based on individual performance during the prior year and competitive data from surveys, from available public information and from Cook.

Each year Cook prepares a study for the compensation committee that compares the compensation of individual Executives to the compensation of similar positions at the following peer group companies, or Peer Group, in the forest products industry having market capitalizations comparable to what we believe our market capitalization would have been as a public company at the beginning of that year, as presented in proxy statements filed during the prior year: Bemis Company, Inc., Bowater Incorporated, Buckeye Technologies, Inc., Caraustar Industries, Inc., Graphic Packaging Corporation, Greif, Inc., Neenah Paper, Inc., Packaging Corporation of America, P. H. Glatfelter Company, Potlatch Corporation, Rock-Tenn Company, Sonoco Products Company and Wausau Paper Corp. For 2007, the Cook study also compared the compensation of individual Executives to three 2006 national surveys, which included one specific to the forest products industry. The Cook study was used by management and the compensation committee to help determine appropriate compensation levels for all Executives for 2007. The compensation committee reviews total, short-term and long-term compensation annually with a view to aligning it with the 50 th percentile of the selected Peer Group.

Base Salaries

We have established an annual base salary for each Executive that is designed to be competitive by position relative to the marketplace. Base salary compensates each Executive for the primary responsibilities of his position. Base salary is set at levels that we believe enable us to attract and retain talent. Pursuant to each Executive’s employment agreement, his base salary may be increased periodically but may not be decreased. The compensation committee reviews each element of compensation separately but also reviews the effect of any change in base salary on the target percentages relative to total annual compensation. Base salary differences among individual Executives reflect their differing roles in the company and the market pay for those roles.

Base salaries for Messrs. Suwyn, Martin, Marziale, Tyrone and Willett, were reviewed and increased effective February 1, 2007 by 3.3%, 13.6%, 1.9%, 2.8% and 3.3%, respectively. Increases were based on the compensation committee’s evaluation of each Executive’s individual performance in 2006 and his position relative to comparable executives in Peer Group companies. Base levels were set taking into account our approach to the mix between base salary and bonus awards, as outlined in “—Targeted Overall Cash Compensation” above. Mr. Bixby joined our company in December 2006 and did not receive a base salary increase in 2007.

Annual Bonus Compensation

Annual bonus compensation for each Executive is established by the compensation committee in its sole discretion. Our practice is to pay cash bonus awards based upon the achievement of our annual financial performance goals, our strategic performance initiatives and individual performance objectives. Each Executive’s employment agreement designates an individual bonus target for that Executive, expressed as a percentage of base salary. The compensation committee reviews these bonus targets annually, and may increase a bonus target in its discretion as part of its overall evaluation of compensation. Pursuant to each Executive’s employment agreement, his bonus target may be increased periodically but may not be decreased.

For the 2007 plan year, the compensation committee approved changes to our bonus program, which now consists of a profit sharing plan and a performance excellence plan, discussed below. This approach is intended to afford broad participation in rewards through the profit sharing plan based on achievement of our financial performance goals, while making additional bonus compensation available through the performance excellence plan to a more limited group of senior managers who can help determine and are responsible for implementing our overall business strategy.

The profit sharing plan includes all of the Executives and all other exempt salaried employees. The plan contemplates that a target level bonus of 7% of base salary will be awarded if the compensation committee determines that our financial performance objectives for the year are met, along with any other criteria established at the discretion of the compensation committee. These financial performance objectives consist of EBITDA, Debt Reduction and Return on Invested Capital, or “ROIC”. We define “EBITDA” for these purposes as net earnings plus interest, taxes, depreciation and amortization, as adjusted for non-cash items and other items that are allowed at the discretion of the compensation committee. We define “Debt Reduction” as the change in our total indebtedness minus available cash balances. We define “ROIC” as our return divided by our invested capital, where “return” is our EBITDA less depreciation and amortization, adjusted for taxes at an assumed tax rate, and “invested capital” is our total assets less cash, current accounts payable and accrued expenses. The compensation committee selected these objectives as guidelines because they are the primary financial metrics by which our Executives are evaluated by our principal stockholder. For 2007, EBITDA was weighted at 50%, Debt Reduction was weighted at 30% and ROIC was weighted at 20%. The weightings were designed to emphasize the financial measures based on their relative importance to our company.

Each objective is measured separately against a threshold, target and maximum goal. The actual results are used by the compensation committee as a general guideline to determine the funding for the plan. If the compensation committee determines that the threshold goals are met or exceeded, funding will generally range from 50% to 150% of target for each objective, depending on results achieved. Generally, no funding will occur for any objective as to which the threshold goal has not been met. After consideration of these factors, the compensation committee, at its discretion, determines the funding level to be used for the year. All participants receive the same percentage of their base salary in any distribution under the plan. Applying these guidelines, the compensation committee evaluated our overall 2007 performance and approved funding at 80% of the target funding level.

The performance excellence plan includes all of the Executives and a select group of our salaried employees. The annual bonus pool under this plan for 2007 was established based on the bonus targets of all participants in the plan. Plan funding was determined by the compensation committee in its discretion based in part on the achievement of the same financial objectives as under the profit sharing plan and using the same weighting and the same threshold, target and maximum levels as in that plan. Individual bonus awards for

Executives were determined by the compensation committee in its discretion, after consulting with the chief executive officer, based on the Executive’s individual performance goals and his adherence to our core values that support these goals. There is no minimum or maximum limit on any individual award.

Applying these guidelines, the compensation committee evaluated our overall 2007 performance and approved funding under our performance excellence plan at 90% of the target funding level. The compensation committee then evaluated the performance of each of our Executives, determined individual bonus awards for our chief executive officer and approved the recommendations of our chief executive officer regarding bonus awards for our other Executives, in each case based on individual performance consistent with our general compensation philosophy. Additional consideration was given to the successful closing of the Acquisition as well as other strategic initiatives during the year.

We believe that there is a reasonable likelihood that we will achieve the target financial goals in 2008 under both the profit sharing and performance excellence plans and fund these plans at the target bonus amounts. The maximum financial goals were designed to be difficult to achieve, and we believe that they will be.

Equity Ownership

We believe that it is a customary and competitive practice to include an equity-based element of compensation in the overall compensation package extended to executives in similarly-situated companies. Equity ownership is intended to motivate Executives to make stronger business decisions, improve financial performance, focus on both short-term and long-term objectives and encourage behaviors that protect and enhance the corporate interest.

Each Executive originally acquired equity interests in Maple Timber. As part of the equity reorganization on December 21, 2007, these interests became fully vested and were converted to shares of common stock of our current indirect parent, NewPage Group.

In addition, on December 21, 2007, the compensation committee granted non-qualified stock options to each Executive under the NewPage Group Equity Incentive Plan. The amount of each individual stock option award was determined by the compensation committee based on a number of factors, including the expected contribution of each Executive to the future success of our company, the other compensation being earned by that Executive and the amount of NewPage Group common stock owned by that Executive. We may also grant additional annual stock options or performance shares to Executives and other senior managers in the future pursuant to the equity incentive plan, subject to prior review and approval by the compensation committee.

Further information on equity ownership can be found in “—Equity Awards” and “Security Ownership of Certain Beneficial Owners and Management.”

Severance and Change in Control Benefits

We may terminate an Executive’s employment without “cause” at any time, and an Executive may resign for “good reason,” each as defined in the Executive’s employment agreement. We believe that in these situations we should provide reasonable severance benefits to assist the Executive with this transition, recognizing that it may take time for an Executive to find comparable employment elsewhere.

Additionally, recognizing that Executives and other employees are responsible for our success, we believe it is important to protect them in the event of a change in control. A “change in control” refers generally to a sale or disposition of all or substantially all of our equity, business or assets to an unrelated third party. This approach also helps align the interests of our Executives with the interests of our stockholders by providing additional compensation for completing a change in control transaction that may be in the best interests of our stockholders but might otherwise be detrimental to the Executive.

Accordingly, each Executive’s employment agreement provides for severance and change in control benefits in these situations. The amount and type of severance and change in control benefits available to our Executives is described in “—Termination Benefits.”

Other Benefits

Our Executives participate in a retirement savings plan, which includes individual and employer matching contributions, as well as various health and welfare benefit plans, all on the same basis as other salaried employees. Our objective is to offer all salaried employees, including our Executives, a benefits package that is competitive within our industry and labor markets.

Compensation Summary

The following table sets forth information concerning the compensation for our chief executive officer, our chief financial officer, and our other three most highly compensated executive officers at the end of 2007. Mr. Tyrone is included because he would have been one of our other three most highly compensated executive officers but for the fact that Mr. Tyrone was not serving as an executive officer at the end of 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(4)	All Other Compen- sation(5)	Total
Mark A. Suwyn	2007	$772,916	$600,000	$3,480,532	$82,352	$82,504	$5,018,304
Chief Executive Officer	2006	537,500	223,000	240,216	—	205,724	1,206,440

Jason W. Bixby	2007	300,000	300,000	406,699	79,204	47,270	1,133,173
Senior Vice President and Chief Financial Officer	2006	11,905	—	—	—	476	12,381

Richard D. Willett, Jr.	2007	463,750	800,000	1,886,926	196,849	40,061	3,387,586
President and Chief Operating Officer	2006	322,500	135,000	1,095,620	—	39,612	1,592,732

Michael L. Marziale	2007	241,618	450,000	812,792	22,667	52,512	1,579,589
Senior Vice President, Marketing, Strategy and General Management	2006	233,960	305,420	56,050	—	25,546	620,976

George F. Martin	2007	272,253	300,000	812,792	22,667	32,142	1,439,854
Senior Vice President, Operations	2006	241,453	83,000	56,050	—	27,665	408,168

James C. Tyrone(6)	2007	324,267	297,380	3,738,503	—	876,153	5,236,303
Former Senior Vice President, Sales and Marketing	2006	315,683	80,000	92,083	—	38,685	526,451

(1)	Represents base salary actually earned during the year.

(2)	For Mr. Marziale, the amount for 2006 includes a $237,420 bonus paid upon completion of the sale of our carbonless paper business.

(3)	Represents the amount of equity compensation expensed during the year in accordance with SFAS No. 123R. See “—Equity Awards” for more information.

(4)	Represents the amount of equity compensation expensed during the year in accordance with SFAS No. 123R, based on the fair values of stock options granted under the NewPage Group Equity Incentive Plan. See the notes to the financial statements for the assumptions used in the valuation of the options. See also “—Equity Awards” for more information.

(5)	See the following table, which provides further details about All Other Compensation.

(6)	Mr. Tyrone’s employment with us terminated on January 2, 2008.

All Other Compensation

Name	Year	Company Contributions to Retirement Savings Plan	Relocation(1)	Severance(2)	Other(3)	Total All Other Compen- sation
Mark A. Suwyn	2007	$11,250	$—	$—	$71,254	$82,504
	2006	8,800	—	—	196,924	205,724

Jason W. Bixby	2007	20,250	23,270	—	3,750	47,270
	2006	476	—	—	—	476

Richard D. Willett, Jr.	2007	11,250	16,873	—	11,938	40,061
	2006	8,800	26,023	—	4,789	39,612

Michael L. Marziale	2007	26,070	25,030	—	1,412	52,512
	2006	23,759	—	—	1,787	25,546

George F. Martin	2007	28,125	—	—	4,017	32,142
	2006	25,300	—	—	2,365	27,665

James C. Tyrone	2007	30,375	—	835,355	10,423	876,153
	2006	28,022	—	—	10,663	38,685

(1)	Relocation expense includes tax gross-ups of $10,279, $7,472 and $7,150 for Mr. Bixby, Mr. Marziale and Mr. Willett in 2007 and $5,343 for Mr. Willett in 2006.

(2)	For Mr. Tyrone, “Severance” consists of cash severance of $765,123, accrued vacation of $37,500, continued welfare benefits for 24 months after termination of approximately $22,232, and one year of outplacement service of approximately $10,500. See “—Termination Benefits—Severance Benefits for Former Executive Officer” for more information.

(3)	For all Executives, “Other” consists of cash compensation for contributions calculated under the retirement savings plan that would be in excess of allowable IRS contribution limits for the retirement savings plan. For Mr. Suwyn, “Other” in 2007 also consists of (i) $43,858 paid to him in reimbursement of personal travel expenses to and from our Dayton headquarters and temporary living expenses in Dayton, as negotiated in conjunction with Mr. Suwyn’s acceptance of employment as our chief executive officer. “Other” for Mr. Suwyn in 2006 includes director’s fees of $141,667 paid to him for his service as chairman prior to his employment as chief executive officer.

Employment Agreements

Pursuant to Mr. Suwyn’s employment agreement, he began serving a three year term as our chairman and chief executive officer on April 13, 2006, at an annual base salary starting at $750,000 and a bonus target equal to 100% of his base salary, each subject to increase by the compensation committee from time to time. At any time on or after the first anniversary of the effective date of his employment agreement and prior to the end of the term, our board of directors may request that Mr. Suwyn retire as chief executive officer but remain as chairman of the board, in which case Mr. Suwyn will receive an annual consulting fee of $500,000. Under a prior consulting agreement with our principal stockholder, he received an annual fee of $500,000 as compensation for serving as our chairman prior to April 2006.

Each of Messrs. Bixby, Martin, Marziale and Willett is party to an employment agreement under which each is entitled to a minimum annual base salary and each is assigned a minimum bonus target, expressed as a percentage of base salary. For 2007, bonus targets for Messrs. Bixby, Martin, Marziale and Willett were 65%, 50%, 45% and 100%, respectively. See “—Termination Benefits” for information concerning the severance benefits provided under our Executive employment agreements and other terms applicable in connection with the termination of an Executive’s employment with us.

Equity Awards

Grants Of Plan-Based Awards

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of of Option Awards ($/sh)	Grant Date Fair Value of Option Awards(1)
Mark A. Suwyn	12/21/2007	364,146	$21.22	$4,471,497
Jason W. Bixby	12/21/2007	350,230	21.22	4,300,611
Richard D. Willett, Jr.	12/21/2007	870,430	21.22	10,688,365
Michael D. Marziale	12/21/2007	100,229	21.22	1,230,747
George F. Martin	12/21/2007	100,229	21.22	1,230,747

(1)	The “grant date fair value” of the options was determined in accordance with SFAS No. 123R and will be recognized over the three-year vesting period. See the notes to the financial statements for information on the material terms of the awards and the assumptions used in determining the grant date fair value.

Outstanding Equity Awards At Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Exercise Date
Mark A. Suwyn	364,146	$21.22	12/21/2017
Jason W. Bixby	350,230	21.22	12/21/2017
Richard D. Willett, Jr.	870,430	21.22	12/21/2017
Michael L. Marziale	100,229	21.22	12/21/2017
George F. Martin	100,229	21.22	12/21/2017

(1)	Represents options in NewPage Group common stock that vest over time. See “—Equity Incentive Plan Awards” for information on vesting of the awards.

Stock Vested

Name	Number of Shares Acquired on Vesting(1)	Value Realized on Vesting(2)
Mark A. Suwyn	470,521	$9,870,044
Jason W. Bixby	76,239	1,599,265
Richard D. Willett, Jr.	206,278	4,327,064
Michael L. Marziale	109,877	2,304,881
George F. Martin	109,877	2,304,881
James C. Tyrone(3)	180,411	3,784,453

(1)	All unvested interests in Maple Timber were immediately vested and converted to shares of NewPage Group common stock as of December 21, 2007. The number of shares presented represents the equivalent number of shares of NewPage Group common stock.

(2)	The value received on vesting was determined based on the estimated fair value of NewPage Group as of December 21, 2007. Each Executive has entered into a five-year lock-up agreement with NewPage Group, subject to certain limited exceptions.

(3)	NewPage Group repurchased all of Mr. Tyrone’s stock for $5.5 million on January 18, 2008. See “—Termination Benefits—Severance Benefits for Former Executive Officer” for more information.

Equity Incentive Plan Awards

Each Executive originally acquired interests in Maple Timber. As part of the equity reorganization on December 21, 2007, these interests became fully vested and were converted to shares of NewPage Group common stock.

NewPage Group Equity Incentive Plan

On December 21, 2007, each Executive and director who is not our employee or an employee of Cerberus or a Cerberus affiliate and Mr. Williams was granted options under the NewPage Group Equity Incentive Plan to purchase NewPage Group common stock. Vesting of one-half of these stock options is time-based in three equal annual installments commencing December 31, 2008. The other half of the stock options have performance-based vesting and will vest in three equal annual installments commencing December 31, 2008, but only if annual performance targets, as established by the compensation committee, are met. However, upon a change of control or if we complete an initial public offering, a portion of the stock options will vest upon the change of control or the completion of the initial public offering, as applicable. Finally, the stock options will vest on each vesting date only if the Executive remains employed by us on that vesting date. Because the performance targets are determined annually by the compensation committee, for accounting purposes only, the time-based stock options are considered to be granted. The performance-based stock options will be considered granted for accounting purposes when the compensation committee sets the performance targets for the applicable year.

Each Executive is subject to a five-year lock-up agreement with NewPage Group with respect to his vested options and the underlying shares of NewPage Group common stock, subject to certain limited exceptions.

Termination Benefits

Severance Benefits

Severance benefits are specified in each Executive’s employment agreement. If we terminate an Executive’s employment without “cause” or if the Executive resigns for “good reason,” the Executive will continue to receive base salary and benefits to the date of termination and will receive the following additional benefits after executing, and not revoking, a general release:

•

For Mr. Suwyn, a cash amount equal to one times his base salary and for Messrs. Bixby and Willett, a cash amount equal to two times their base salary. For Messrs. Martin and Marziale, a cash amount equal to (a) twice their base salary less the initial purchase price of their NewPage Group common stock, or (b) three times their base salary less the initial purchase price of their common stock if the termination of employment occurs within 12 months after a change in control. In addition, for Messrs. Martin and Marziale, if at the time of termination the fair market value of their NewPage Group common stock is less than the purchase price they paid for that common stock, they will also receive a payment equal to that difference.

•

The pro rata portion of his annual bonus award for the year of termination. This would be paid at the time of termination based on (a) the bonus award from the prior year if the date of termination is prior to June 1, or (b) what his bonus award would have been had he not been terminated if the date of termination is on or after June 1.

•	Continuation of health and welfare benefits for 24 months after the termination date.

•	Payment for unused accrued vacation time for the year in which termination occurs.

•	Outplacement services for 12 months, except for Mr. Suwyn.

As defined in the employment agreements, “cause” includes commission of a felony, willful and fraudulent conduct, dishonesty resulting in personal gain, and other serious misconduct, and “good reason” includes reduction of base salary or bonus target, required relocation farther than 50 miles and other significant adverse employer actions.

If an Executive’s termination is caused by death or disability, the Executive or his estate will receive the pro rata portion of his annual bonus award and payment of unused accrued vacation time. If an Executive termination is initiated by us for cause or by the Executive without good reason, the Executive will not be entitled to any severance payments other than salary and benefits accrued through the termination date.

If the board requests that Mr. Suwyn resign as our chief executive officer and remain as chairman of the board, Mr. Suwyn will be entitled to receive a prorated bonus award for the year of termination based on the number of days worked during that year, but not less than half of the annual bonus award amount.

Mr. Tyrone ceased serving as an executive officer in 2007 and his employment with us terminated on January 2, 2008. A summary of his compensation and severance arrangement is included in the Summary Compensation Table and under “—Severance Benefits for Former Executive Officer.”

Non-Competition and Non-Solicitation Provisions

Each Executive is subject to certain non-competition and non-solicitation restrictions following termination of employment for any reason. For Messrs. Willett and Bixby these restrictions run for two years and for the remaining Executives these restrictions run for one year following termination.

Equity Ownership Implications upon Termination

If Mr. Suwyn is terminated as our chairman without cause or resigns as our chairman for good reason (each as defined in his employment agreement and summarized above), NewPage Group or NewPage Investments LLC must, upon request, purchase his vested common stock for fair market value. If Mr. Suwyn dies, is terminated as our chairman with cause or as a result of disability, or resigns as our chairman without good reason, NewPage Group or NewPage Investments LLC may, but are not required to, repurchase his vested NewPage Group common stock at fair market value unless we have then completed an initial public offering.

If Mr. Bixby, Mr. Martin, Mr. Marziale, or Mr. Willett is terminated without cause or resigns for good reason (each as defined in his employment agreement and summarized above), NewPage Group or NewPage Investments LLC must, upon request, purchase his vested common stock for fair market value. If Mr. Bixby, Mr. Martin, Mr. Marziale or Mr. Willett dies, is terminated with cause or as a result of disability or resigns without good reason, NewPage Group or NewPage Investments LLC may, but are not required to, repurchase his vested NewPage Group common stock at fair market value unless we have then completed an initial public offering.

Termination Benefits Summary

Below is the summary of the estimated termination benefits that would have been paid to each current Executive as of December 31, 2007 in the various circumstances listed:

Termination Benefits

Name	Termination With Cause(1)	Termination Without Cause(2)	Death or Disability(3)	Change In Control(4)
Mark A. Suwyn(5)
Cash severance(6)	$59,615	$1,062,109	$834,615	$1,062,109
Health and welfare benefits	—	8,926	—	8,926
Purchase of stock	14,100,064	14,100,064	14,100,064	14,100,064
Total	14,159,679	15,171,099	14,934,679	15,171,099

Jason W. Bixby
Cash severance(6)	23,077	818,077	218,077	818,077
Health and welfare benefits	—	21,945	—	21,945
Outplacement benefits	—	10,500	—	10,500
Purchase of stock	1,599,265	1,599,265	1,599,265	1,599,265
Total	1,622,342	2,449,787	1,817,342	2,449,787

Richard D. Willett, Jr.
Cash severance(6)	35,769	1,430,769	500,769	1,430,769
Health and welfare benefits	—	23,838	—	23,838
Outplacement benefits	—	10,500	—	10,500
Purchase of stock	4,327,064	4,327,064	4,327,064	4,327,064
Total	4,362,833	5,792,171	4,827,833	5,792,171

Michael L. Marziale
Cash severance(6)	27,923	493,072	136,823	735,072
Health and welfare benefits	—	21,280	—	21,280
Outplacement benefits	—	10,500	—	10,500
Purchase of stock	3,292,688	3,292,688	3,292,688	3,292,688
Total	3,320,611	3,817,540	3,429,511	4,059,540

George F. Martin
Cash severance(6)	26,442	586,191	163,942	861,191
Health and welfare benefits	—	21,658	—	21,658
Outplacement benefits	—	10,500	—	10,500
Purchase of stock	3,292,688	3,292,688	3,292,688	3,292,688
Total	3,319,130	3,911,037	3,456,630	4,186,037

(1)	Includes termination by us for cause and resignation by the Executive without good reason. For purposes of this column, we have assumed that NewPage Group would elect to repurchase the common stock, which is valued at fair value at December 31, 2007.

(2)	Includes termination by us without cause and resignation by the Executive with good reason. For purposes of this column, we have assumed that the Executive would elect to require NewPage Group to repurchase the common stock, which is valued at fair value at December 31, 2007.

(3)	For purposes of this column, we have assumed that NewPage Group would elect to repurchase the common stock, which is valued at fair value at December 31, 2007.

(4)	Includes termination by us for cause and resignation by the Executive without good reason, in each case within 12 months following a change in control. For purposes of this column, we have assumed that the Executive would elect to require NewPage Group to repurchase the common stock, which is valued at fair value at December 31, 2007.

(5)	Amounts shown for Mr. Suwyn assume that a termination includes the termination of his position as our chairman. If the board requests that Mr. Suwyn resign as our chief executive officer, but remain as our chairman, he would be entitled to payment for unused accrued vacation time and his annual bonus award for the year of termination, totaling $834,615.

(6)	Cash severance includes payment for unused accrued vacation time and the annual bonus award for the year of termination. For purposes of this table, we have assumed that each Executive would receive a full year of his annual vacation pay.

Severance Benefits for Former Executive Officer

Mr. Tyrone’s employment with us terminated on January 2, 2008. Under Mr. Tyrone’s separation agreement and in accordance with his employment agreement, he received a severance payment equal to $765,123, payment for accrued but unused vacation in 2008 equal to $37,500, continued health and welfare benefits through January 2, 2010 (comprised of medical, dental, life insurance and accidental death and dismemberment insurance benefits with a total aggregate cost to us of approximately $22,232), and up to one year of outplacement services (approximately $10,500). Under a related repurchase agreement between NewPage Group and Mr. Tyrone, NewPage Group repurchased all of Mr. Tyrone’s NewPage Group common stock for $5,500,000 on January 18, 2008. Mr. Tyrone remains subject to certain non-competition and non-solicitation restrictions through January 2, 2009.

Compensation of Directors

Our directors who are not our employees or employees of Cerberus or a Cerberus affiliate receive an annual retainer of $50,000 plus $1,250 for attending each board or committee meeting and $10,000 per year for serving as a member and $20,000 per year for serving as a chairman of a committee. In addition, on December 21, 2007 these directors and Mr. Williams each received an award of options to purchase 46,259 shares of NewPage Group common stock on the same terms as the Executives. See “—Compensation Discussion and Analysis—NewPage Group Equity Incentive Plan.” Except as set forth in the table below, no director received compensation for their services as our director.

2007 Director Compensation

Name	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation	Total
Robert M. Armstrong	$72,500	$5,231	$—	$77,731
David J. Prystash	72,500	5,231	—	77,731
John W. Sheridan	92,500	5,231	—	97,731
Robert S. Silberman(2)	100,000	5,231	—	105,231
Michael S. Williams	—	5,231	—	5,231
George J. Zahringer, III	48,750	5,231	—	53,981

(1)	Of the 46,259 option shares granted to each director listed above, 23,130 were deemed granted for accounting purposes pursuant to SFAS 123R. Because the performance targets are determined annually by the compensation committee, we have only considered the time-based stock options as being granted. The performance-based stock options will be considered granted when the compensation committee sets the performance targets for the applicable year. All of the outstanding options were unexercisable as of December 31, 2007.

(2)	Mr. Silberman resigned as a director in March 2008.

Compensation Committee Interlocks and Insider Participation

As of December 31, 2007, our compensation committee consisted of Michael S. Williams, Robert S. Silberman and Alexander M. Wolf. On March 12, 2008, Mr. Silberman resigned as a director and Charles E. Long was elected as a director of NewPage Holding and NewPage and became a member of the compensation committee of NewPage Holding and NewPage.

None of our executive officers has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

NewPage is a direct wholly-owned subsidiary of NewPage Holding which is a direct wholly-owned subsidiary of NewPage Group.

The following table sets forth information with respect to the beneficial ownership of NewPage Group as of April 30, 2008 by:

•	each person who is known by us to beneficially own 5% or more of the NewPage Group common stock;

•	each member of the board of directors of NewPage Group, NewPage Holding and NewPage;

•	each of the executive officers named in the table under “Management—Summary Compensation Table;” and

•	all directors and executive officers of NewPage Group, NewPage Holding and NewPage as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge, each of the holders listed below has sole voting and investment power as to the NewPage Group common stock owned unless otherwise noted.

	Shares of NewPage Group Beneficially Owned
Name of Beneficial Owner	Number	Percent
Stephen Feinberg(1)(2)	42,861,029	76.5%
Stora Enso Oyj(3)	11,251,326	20.1
Jason W. Bixby	76,239	*
George F. Martin	156,968	*
Michael L. Marziale	156,968	*
Mark A. Suwyn	672,172	1.2
Richard D. Willett, Jr.	206,278	*
Robert M. Armstrong	—	—
Charles E. Long	—	—
David J. Prystash	—	—
James R. Renna	—	—
John W. Sheridan	—	—
Lenard B. Tessler	—	—
Michael S. Williams	—	—
Alexander M. Wolf	—	—
George J. Zahringer, III	—	—
Directors and executive officers as a group (18 persons)	1,504,077	2.7

*	Denotes beneficial ownership of less than 1%.

(1)	Cerberus owns 76.5% of the common stock of NewPage Group. Stephen Feinberg exercises sole voting and investment authority over all of NewPage Group common stock owned by Cerberus. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own 76.5% of the common stock of NewPage Group owned by Cerberus.

(2)	Mr. Feinberg’s business address is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.

(3)	The address for SEO is Kanavaranta 1 P.O. Box 309 00101, Helsinki, Finland.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We and our audit committee have adopted written procedures regarding related party transactions. Pursuant to those procedures, any related party transaction that would be required to be reported in accordance with the rules of the SEC in an annual report on Form 10-K, and any material amendment to such a related party transaction, must first be presented to and approved by our chief executive officer, our chief financial officer and our general counsel and then by the audit committee before we make a binding commitment to the related party. For each related party transaction presented for approval, we will consider all relevant factors, including whether the proposed transaction would be entered into in the ordinary course of our business on customary business terms, whether any related party has been or will be involved in the negotiation or administration of the proposed transaction on our behalf, and whether the proposed transaction appears to have been negotiated on an arms-length basis without interference or influence on us by any related party. We may condition our approval on any restrictions we deem appropriate, including receiving assurances from any related party that he or she will refrain from participating in the negotiation of the proposed transaction on our behalf and in the ongoing management of the business relationship on our behalf should the proposed transaction be approved. If after a transaction has been completed we discover that it is a related party transaction, we will promptly advise management and our audit committee. In that case, we may honor the contractual commitment if entered into in good faith by an authorized representative of ours, but we may impose appropriate restrictions on the continued maintenance of the business relationship similar to those described above. If our chief executive officer, chief financial officer, general counsel or any member of our audit committee has a direct or indirect interest in a proposed transaction, that individual must disclose his interest in the proposed transaction and refrain from participating in the approval process.

Consulting Arrangements with Rapid Change Technologies

M. Daniel Suwyn, the son of Mark Suwyn, our chairman and chief executive officer, is the principal owner of Rapid Change Technologies. We paid Rapid Change Technologies $833,000 for consulting and training services in 2007. Rapid Change Technologies developed a training program and a process to improve communication skills, consensus building and problem-solving abilities. Rapid Change Technologies also facilitated the training of our employees on improving communication skills, resolving conflict and developing a process to improve productivity/operations through greater collaboration between hourly employees and supervisors/management. The terms of this arrangement were determined on an arms’-length basis, and we believe that they are comparable to terms that would have been obtained from an unaffiliated third party.

Cerberus Arrangements

Cerberus retains consultants that specialize in operations management and support and who provide Cerberus with consulting advice concerning portfolio companies in which funds and accounts managed by Cerberus or its affiliates have invested. From time to time, Cerberus makes the services of these consultants available to Cerberus portfolio companies. We reimbursed Cerberus $105,000 for these services in 2007. These services were provided at rates not greater than the fees that Cerberus paid to the applicable consultant, together with reimbursement of out-of-pocket expenses incurred by the consultant in providing those services. We believe that the terms of these consulting arrangements are comparable to terms that would have been obtained from an unaffiliated third party. Depending upon the nature of the assignment, consultants retained by us also provided services for Cerberus and other entities affiliated with Cerberus, including other Cerberus portfolio companies, at the same time as they performed consulting services to us, but the consultants’ duty of loyalty in their performance of their consulting services for us was solely to us. Any future consulting services of Cerberus consultants will be subject to the review and approval procedures described above.

Affiliates of Cerberus

During 2007, we maintained commercial arrangements with entities that are or at the time were owned or controlled by Cerberus. These include the following:

•

Sales of coated paper to Renaissance Mark, Inc. totaling $8,922,000 in 2007. In addition, in 2005, Renaissance Mark issued a promissory note to us covering past due trade receivables. The note was repaid in January 2007 in accordance with its original terms. Our relationship with Renaissance Mark began prior to the acquisition of our predecessor. Renaissance Mark was acquired by Fort Dearborn Company on June 1, 2007 and is no longer an affiliate of Cerberus.

•	Payments of $163,000 to Hilco Appraisal Services for appraisal services.

•

Reimbursing a total of $142,000 in 2007 to our employees for costs they incurred from National Car Rental and Alamo Rent-a-Car business rentals. Vanguard Car Rental, the parent of National Car Rental and Alamo Rent-a-Car, was acquired by Enterprise Rent-A-Car on August 1, 2007 and is no longer an affiliate of Cerberus.

•

Commercial Finance LLC, an affiliate of GMAC LLC, is one of the lenders under our senior secured revolving credit facility that we entered into on December 21, 2007. They have committed $70 million, of which a portion is currently used to support letters of credit. We expect that amounts paid to them for commitment fees will be less than $1 million per year. We currently have no balances outstanding under the senior secured revolving credit facility.

•

The Acquisition included a capital lease obligation, of which Chrysler Capital is a participant, for the lease of a paper machine. Chrysler Capital may receive proceeds of approximately $57 million in 2014 if the purchase option under the lease agreement is triggered. The lease was originally entered into between Chrysler Capital and SENA prior to the acquisition of Chrysler by Cerberus and prior to our acquisition of SENA.

These transactions were entered into in the ordinary course of our business. We believe that these transactions were negotiated on an arms’-length basis, on substantially the same terms that could have been obtained from an unrelated party, and are not material to our results of operations or financial position.

SEO Arrangements

We and our affiliates issued equity and debt securities to and entered into several agreements with SEO in connection with the Acquisition. We believe that these transactions were negotiated on an arms’-length basis, on substantially the same terms that could have been obtained from an unrelated party.

Stock Purchase Agreement

Purchase Price. Pursuant to the stock purchase agreement, we acquired SEO’s North American paper business by way of the purchase of all of the issued and outstanding common stock of SENA. In exchange, SEO received:

•	$1,522 million in cash from us (after the final working capital adjustment);

•

shares of NewPage Group common stock representing 19.9% of NewPage Group’s outstanding common stock at the closing of the Acquisition (not taking into account any potential dilution from equity awards issued to management following the closing of the Acquisition pursuant to the NewPage Group Equity Incentive Plan); and

•	$200 million in aggregate principal amount of NewPage Group PIK Notes on the terms described in “—NewPage Group PIK Notes .”

The cash portion of the purchase price was subject to the following adjustments at closing:

•

a decrease by the estimated amount of $1,205 million of certain indebtedness, outstanding transaction and advisory fees and transaction-related payments arising from single-trigger employment contracts of SENA and its subsidiaries payable by SENA as of or after the closing of the Acquisition less cash and cash equivalents of SENA and its subsidiaries at closing; and

•	a decrease of $21 million based upon the difference between the estimated amount of $248 million of working capital of the SENA business at closing and $269 million.

The purchase price is subject to further adjustment based upon the actual amounts of net indebtedness and working capital on the closing date, as determined pursuant to the stock purchase agreement. If the parties cannot agree on any final or revised amount regarding these adjustments, the stock purchase agreement provides that an independent accounting firm will determine, within established parameters and time frames, the final or revised amount of the adjustments.

Representations and Warranties; Indemnification. The stock purchase agreement contains customary representations, warranties and covenants. For purposes of post-closing indemnification, the representations and warranties generally survive until the earlier of June 21, 2009 and 90 days after completion of the first NewPage Group audited financial statements that include SENA and its subsidiaries on or after the closing of the Acquisition of not less than 9 months. The exceptions to the survival period described above are representations and warranties with respect to tax matters, which survive until 30 days after the expiration of the applicable statute of limitations, employee benefits matters, which survive for five years after the closing of the Acquisition, environmental matters, which survive for two years after the closing of the Acquisition and certain fundamental representations, such as enforceability and ownership of shares, which survive indefinitely.

SEO’s and our obligations to indemnify each other for breaches of representations and warranties (other than for the fundamental representations) are not triggered for breaches resulting in losses less than $100,000 and until the other party suffers losses in the aggregate of more than $22.5 million, and then only to the extent that such losses exceed that amount. SEO’s and our aggregate indemnification obligations in respect of breaches of representations and warranties (other than for the fundamental representations) are capped at $225 million.

In addition to SEO’s indemnification for breaches of the environmental representations, SEO has agreed to indemnify us, subject to certain limitations, for specified environmental liabilities arising from: certain agreed remediation activity (until such remediation is completed), certain air compliance penalties, provided that SEO is only responsible for 75% of such costs and only to the extent paid by us within a five-year period following the closing of the Acquisition, certain air compliance costs, provided that SEO is only responsible for 75% of such costs and only to the extent incurred by us within a five-year period following the closing of the Acquisition and that SEO’s obligations with respect to the boiler Maximum Achievable Control Technology rule is limited to 50% of the initial $35 million of those air compliance costs incurred by us within a five-year period following the closing of the Acquisition and certain other actual or potential environmental matters, provided that SEO is only responsible for 75% of such costs and only to the extent paid by us within a five-year period following the closing. SEO’s liability under the environmental indemnity is subject to the $225 million cap. In order to obtain indemnification for these specified environmental liabilities, we must submit an indemnification claim notice within three years of the closing of the Acquisition.

In respect of tax matters, SEO has agreed to indemnify us, subject to certain exceptions, for all taxes imposed on SENA or its subsidiaries relating to a taxable period (or portion thereof) ending on or before the closing of the Acquisition, any loss arising from any breach of the tax representations and warranties, excluding any loss incurred as a result of any reduction in any net operating loss for any taxable period (or portion thereof) ending on or before the closing of the Acquisition, and any taxes imposed on SENA or any of its subsidiaries to the extent resulting from the recognition of taxable income or gain in connection with the termination of certain intercompany agreements. We have agreed to indemnify SEO in respect of any post-closing taxes imposed on SENA or any of its subsidiaries.

Each of we and SEO has agreed to fully indemnify the other to the extent the applicable party breaches any of its covenants in the stock purchase agreement or any ancillary agreement (subject to any limitations on indemnity set forth in the applicable ancillary agreement). SEO has also agreed to fully indemnify us and our subsidiaries from all liabilities arising from certain antitrust-related litigation and excluded assets.

All post-closing indemnity payments made by us to SEO will be adjusted upwards to take into account SEO’s equity ownership in NewPage Group.

Securityholders Agreement

At the closing, NewPage Group entered into a securityholders agreement with SEO and our current indirect equity owners. Prior to the completion of an initial public offering of NewPage Group, the securityholders agreement prohibits SEO and those members of management that own shares of NewPage Group common stock from transferring any of their shares other than to certain permitted transferees and in the case of SEO (i) to the extent an initial public offering has not been consummated within two years of the closing of the Acquisition, to any reputable person that acquires all, but not less than all, of SEO’s common stock in NewPage Group, subject to Cerberus’ right of first offer to acquire such stock, or (ii) in a pro rata distribution to SEO’s shareholders at any time following the date that is 180 days after the date of consummation of an initial public offering.

The securityholders agreement contains additional provisions regarding the ownership of NewPage Group common stock, including the following:

•	a prohibition on the private sale by SEO of any of its NewPage Group common stock to any of our competitors, unless we and Cerberus provide our prior written consent, subject to certain exceptions;

•

the right of Cerberus, in connection with any change of control transaction initiated by Cerberus, to require the other equity owners to sell their NewPage Group common stock in the change of control transaction at the same purchase price and upon the other terms and conditions of the sale (which we refer to as the “Cerberus drag-along right”);

•	the right of the other equity owners, subject to the Cerberus drag-along right and certain conditions, to participate on a pro rata basis in certain sales of NewPage Group common stock by Cerberus;

•

the right of SEO, if an initial public offering has not been completed within two years of the Acquisition, to initiate a process by which NewPage Group will use commercially reasonable efforts to effect the sale of all of the shares of NewPage Group common stock then beneficially owned by SEO pursuant to, at the election of NewPage Group and Cerberus, an initial public offering or a change of control transaction in which Cerberus participates, subject to certain conditions and exceptions; and

•

the right of each equity owner to subscribe (on a pro rata basis) to any issuance of shares of NewPage Group common stock or any securities convertible, exchangeable or exercisable for or into such stock prior to consummation of an initial public offering, subject to certain exceptions.

The securityholders agreement also provides SEO with certain rights regarding us and our subsidiaries, including the following:

•

the right of SEO, so long as SEO and its affiliates continue to beneficially own in the aggregate 75% of the shares of NewPage Group common stock owned by SEO on December 21, 2007, to select, remove and replace one member of the board of directors of NewPage Group, so long as such appointee is not an employee, officer or director of SEO or any of its subsidiaries and is reasonably acceptable to Cerberus; and

•

the requirement to obtain SEO’s written consent, so long as SEO and its affiliates continue to beneficially own in the aggregate 75% of the shares of NewPage Group common stock owned by SEO on December 21, 2007, prior to NewPage Group taking any of the following actions:

•	amending its organizational documents in a manner inconsistent with SEO’s rights under the securityholders agreement;

•	issuing options to employees in an amount in excess of 15% of the outstanding common stock of NewPage Group on a fully diluted basis;

•	converting from a Delaware corporation to another entity form;

•

effecting a Change of Control transaction in which the common stock held by SEO is not entitled to participate on the same terms as Cerberus; “change of control” is defined as any transaction pursuant to which a person becomes the beneficial owner of more than 50% of our common stock or the sale or disposition of all or substantially all of the business or assets of NewPage Group, whether by merger or otherwise, to a person that is not controlled, directly or indirectly, by Cerberus or its permitted transferees;

•	knowingly taking any action that would cause SEO to consolidate NewPage Group for purposes of U.S. GAAP or international financial reporting standards; or

•	entering into certain affiliate transactions.

The securityholders agreement also provides for certain registration rights in the event of an initial public offering, including the following:

•

the right of Cerberus at any time, and of SEO once NewPage Group has effected an initial public offering, to cause NewPage Group to register under the Securities Act of part or all of the common stock held by SEO at NewPage Group’s expense, subject to certain limitations; and

•

the requirement that, if, at any time after consummation of an initial public offering, NewPage Group, Cerberus or SEO proposes to register under the Securities Act any NewPage Group common stock or if Cerberus proposes to sell common stock in an initial public offering, NewPage Group must provide written notice of the proposed registration to each of its stockholders, who shall then have the right to request that any part of their respective registrable shares be included in such registration, subject to certain limitations.

Members of NewPage management who are stockholders have separately entered into agreements not to transfer their NewPage Group common stock following an initial public offering until the later of May 2, 2010 and the expiration of any lockup agreement with the underwriters in connection with an initial public offering.

Ancillary Agreements

In connection with the signing of the stock purchase agreement, NewPage Holding entered into an intellectual property agreement with SEO. At the closing of the Acquisition, NewPage Holding entered into a pulp supply agreement and other certain ancillary agreements with SEO and/or one of SEO’s subsidiaries. Each of these other agreements and arrangements is described below.

Intellectual Property Agreement. In connection with the stock purchase agreement, SEO and NewPage Holding entered into an intellectual property agreement pursuant to which SEO and SENA have agreed to grant to the other party and its affiliates a non-exclusive, worldwide, irrevocable, perpetual, fully paid-up, royalty-free license to manufacture, sell or import any product, method or service that may be covered by certain patents, patent applications and invention records and subject to certain restrictions, to use and otherwise exploit any trade secrets or copyrights or other non-registrable intellectual property rights of the other party to the extent used in or necessary for the business of the other party or its affiliates as of the closing of the Acquisition. Subject to certain restrictions, SEO has also agreed to grant to SENA and its affiliates a limited non-exclusive, fully paid-up, royalty-free license to use certain trademarks on materials created within 90 days after the closing of the Acquisition until such materials are exhausted and to use certain other specialty brands trademarks on the products on which they were used prior to the closing of the Acquisition, until either party terminates such license right.

Pulp Supply Agreement. At the closing of the Acquisition, SEO and NPCP entered into a pulp supply agreement. Pursuant to this agreement, during the initial six-month period following the closing of the

Acquisition, to the extent NPCP’s pulp supply requirements are not satisfied by the delivery of pulp under the current pulp supply contracts (irrespective of transfer to NewPage prior to the closing of the Acquisition), SEO has agreed to cover a shortfall of NPCP’s pulp supply requirements (subject to a cap of 20,000 metric tons during such six-month period) at market prices, less NPCP’s highest discount offered by its suppliers.

Corenso Arrangements. Prior to the closing of the Acquisition, Stora Enso North America Corp., now called NewPage Wisconsin System Inc., or NewPage Wisconsin, and Corenso North America Corp., a wholly-owned subsidiary of SEO that was not part of the Acquisition, which we refer to as “Corenso”, entered into the arrangements described below. Corenso manufactures core boards, cores and tubes for use by manufacturers of paper and board, textile yarn, plastic film, flexible packaging and metal foil.

•

Corenso acquired from NewPage Wisconsin certain assets currently used by Corenso in NewPage Wisconsin’s Wisconsin Rapids mill, and Corenso granted NewPage Wisconsin a right of first offer in respect of any future sale or transfer of those assets;

•

NewPage Wisconsin and Corenso entered into property lease agreements with respect to the part of the Wisconsin Rapids mill currently used in Corenso’s operations and NewPage Wisconsin is providing steam, process water and process water effluent treatment to Corenso operations at the leased facility;

•

NewPage Wisconsin and Corenso entered into a transition services agreement whereby NewPage Wisconsin will provide information technology and other transition services to Corenso for up to one year from the closing of the Acquisition;

•

NewPage Wisconsin will use commercially reasonable efforts to make available directly or through a specified third party certain logistical services currently being used by both NewPage Wisconsin and Corenso in respect of the Wisconsin Rapids mill; and

•	NewPage Wisconsin and Corenso entered into a supply agreement pursuant to which Corenso will continue to supply cores to NewPage Wisconsin on mutually agreed terms.

NewPage Group PIK Notes

In connection with the Acquisition, NewPage Group issued to SEO $200 million in aggregate principal amount of NewPage Group PIK Notes. The following is a summary of the material terms of the NewPage Group PIK notes.

Maturity and Interest. The NewPage Group PIK notes will mature on the eighth anniversary of issuance. Interest on the NewPage Group PIK notes accrues at a rate per annum, reset semi-annually, equal to LIBOR plus 7.0%. Interest on the NewPage Group PIK notes compounds semi-annually, and is payable by the issuance of additional NewPage Group PIK notes until maturity.

Optional Redemption. During the first year following issuance, the NewPage Group PIK notes may not be redeemed at NewPage Group’s option, except in the case of a Change in Control as described below under “Description of New Notes—Mandatory Redemption.” After the first year following issuance, NewPage Group may redeem some or all of the NewPage Group PIK notes at specified redemption prices plus all accrued and unpaid interest to the date of redemption.

Mandatory Redemption. Upon a Change in Control, as defined below, each holder of the NewPage Group PIK notes will have the right to require NewPage Group to repurchase all of the outstanding NewPage Group PIK notes (including NewPage Group PIK notes issued in payment of PIK interest) at a purchase price equal to the principal amount of the NewPage Group PIK notes plus accrued but unpaid interest thereon to the date of purchase. NewPage Group shall have the option to redeem any NewPage Group PIK notes that are not tendered pursuant to such offer to purchase, at a mandatory redemption price equal to the principal amount of the NewPage Group PIK notes plus accrued but unpaid interest to the date of purchase.

Under the NewPage Group PIK notes indenture, “Change of Control” means the occurrence of any of the following:

•

the sale or transfer, (other than by way of merger or consolidation of NewPage Group or NewPage Holding) of all or substantially all of the properties or assets of NewPage Group or NewPage Holding and its subsidiaries taken as a whole to any person other than Cerberus or its affiliates;

•	the adoption of a plan relating to the liquidation or dissolution of NewPage Group or NewPage Holding;

•

the consummation of any transaction, the result of which is that any person other than Cerberus or its affiliates becomes the beneficial owner of more than 50% of the voting stock of NewPage Group or NewPage Holding, measured by voting power rather than number of shares;

•

after an initial public offering of NewPage Group or NewPage Holding, the first day on which a majority of the members of the board of directors of NewPage Group or NewPage Holding are not members who were members as of the date of the NewPage PIK notes indenture or nominated with the approval of a majority of members who were members as of the date of the NewPage PIK notes indenture;

•	NewPage Holding ceases to directly own all outstanding equity interests of NewPage; or

•	NewPage Group ceases to directly own all of the outstanding equity interests of NewPage Holding.

In the case of any public equity offering by NewPage Group or one of its subsidiaries, NewPage Group shall first use the net proceeds of the offering to repay in full the outstanding NewPage Holding PIK notes due 2013, and then NewPage Group shall use any remaining net proceeds to redeem NewPage Group PIK notes (including NewPage Group PIK notes issued in payment of PIK interest) at a redemption price of 100% of the principal amount thereof plus accrued but unpaid interest thereon to the date of redemption.

Events of Default. The NewPage Group PIK Notes indenture contains customary events of default.

Loans to Maple Timber

During 2007, in connection with the separation from NewPage of Matthew L. Jesch, our former chief financial officer, and Charles J. Aardema, our former vice president, human resources and communications, we loaned $3 million and $0.9 million to Maple Timber to enable Maple Timber to satisfy its equity repurchase obligations. These loans were retired in connection with the pre-closing reorganization of NewPage Holding in connection with the Acquisition as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—The SENA Acquisition and Related Transactions.”

Loans to NewPage Group

In connection with the separation from NewPage of James C. Tyrone, our former senior vice president, sales, we loaned $5 million to NewPage Group in January 2008 to enable NewPage Group to satisfy its repurchase obligations.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions of the instruments evidencing our material indebtedness. It does not include all of the provisions of our material indebtedness, does not purport to be complete and is qualified in its entirety by reference to the provisions of the instruments and agreements described.

Senior Secured Credit Facilities

Concurrently with the consummation of the issuance of the Original Notes and the other Transactions, we entered into a $500 million senior secured revolving credit facility and $1,600 million senior secured term loan credit facility with Goldman Sachs Credit Partners L.P., as administrative agent, and the other parties thereto.

Structure. The senior secured credit facilities consist of:

•	a senior secured term loan, or senior term facility, of $1,600 million, and

•	a senior secured revolving credit facility, or revolving facility, of $500 million.

The full amount of the senior term facility was drawn in a single drawing at the closing of the Acquisition at an initial interest rate of LIBOR plus 3.75% per annum and was used to pay a portion of the cash price of the Acquisition, to repay certain intercompany indebtedness of SENA and to pay related fees and expenses. As of December 31, 2007, there were no borrowings outstanding under the revolving senior secured credit facility and based on availability under the borrowing base, as of that date, we had $380 million of additional borrowing availability under the revolving senior secured credit facility after taking into account $74 million in letters of credit. Subject to customary conditions, amounts available under the revolving facility may be borrowed, repaid and reborrowed on or after the closing until the maturity date thereof. The revolving facility may be utilized to fund our working capital, to fund permitted acquisitions and capital expenditures and for other general corporate purposes. A portion of the revolving facility may be made available in the form of swing line loans or for the issuance of letters of credit. The maximum amount that may be borrowed and outstanding at any time under the revolving facility (including undrawn letters of credit) may not exceed a borrowing base, as described below.

Borrowing Base. The amount of loans and letters of credit available to us pursuant to the revolving facility is limited to the lesser of $500 million, or an amount determined pursuant to a borrowing base. The borrowing base at any time will be equal to 85% of the book value of eligible account receivables, plus the lesser of (i) 75% of the lower of cost or market value of eligible inventory or (ii) 85% of the net recovery cost percentage of such eligible inventory, minus certain reserves established by the administrative or collateral agent under the revolving facility. The administrative agent and, as applicable, the collateral agent has the right to change these advance rates under certain circumstances. The eligibility of accounts receivable and inventory for inclusion in the borrowing base is determined in accordance with certain customary criteria specified pursuant to the revolving facility. For purposes of the borrowing base, “net recovery cost percentage” is the percentage determined by dividing the amount that would be recovered in an orderly liquidation of the inventory, as determined from the most recent inventory appraisal conducted under the terms of the revolving facility, by the cost of the inventory covered by such appraisal. The terms of the revolving facility provide that such appraisals will be conducted annually, and more frequently at the collateral agent’s request if an event of default exists.

Maturity, Amortization and Prepayment. The senior term facility has a maturity of the first to occur of (i) the seventh anniversary of the closing of the Acquisition and (ii) the date that is 181 days prior to the scheduled maturity date of the New Notes, the 2013 notes, NewPage Holding's floating rate unsecured PIK notes due 2013 and any refinancing thereof and will amortize in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount of the senior term facility. Unless terminated earlier, the revolving facility has a maturity of the first to occur of (i) the fifth anniversary of the closing of the Acquisition and (ii) the date that is 181 days prior to the scheduled maturity date of the New Notes, the 2013 notes, NewPage Holding's floating rate unsecured PIK notes due 2013 and any refinancing thereof.

The senior term facility is subject to mandatory prepayment with, in general: (i) 100% of the net cash proceeds of certain asset sales, subject to certain exceptions and reinvestment rights; (ii) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (iii) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the term facility); and (iv) 50% of our excess cash flow, as defined in the senior secured credit facilities (declining in stages to zero, in accordance with a leverage ratio test).

The revolving facility is subject to mandatory prepayment and the letters of credit will be cash collateralized or replaced to the extent that such extensions of credit exceed (i) the maximum revolver amount or (ii) the then-current borrowing base.

Interest. The loans under the senior term facility bear interest, at our option, at a rate per annum equal to either: (i) the base rate (as defined in our senior secured credit facilities), plus an applicable margin, or (ii) the adjusted Eurodollar rate (as defined in our senior secured credit facilities), plus an applicable margin. Amounts outstanding under our revolving facility will bear interest, at our option, at a rate per annum equal to either: (i) the base rate, plus an applicable margin, or (ii) the adjusted Eurodollar rate, plus an applicable margin. Beginning on the date we deliver financial statements and a compliance certificate for the first full fiscal quarter following the closing of the senior secured credit facilities, the applicable margin for the revolving facility is subject to adjustment based on the achievement of certain leverage ratios. The loans and other amounts not paid when due under the senior secured credit facilities bear interest at the rate otherwise applicable plus an additional 2% per annum during the continuance of such payment event of default.

Guarantees and Security. The senior secured credit facilities are guaranteed by NewPage Holding and each of its existing and future direct and indirect subsidiaries, including foreign subsidiaries (but only to the extent that a guarantee by a foreign subsidiary is not prohibited by applicable law), other than CWPCo. In addition, securitization entities, regulated entities and any utility holding companies are not required to deliver guarantees under the senior secured credit facilities. Subject to certain customary exceptions, we and each of the guarantors granted to the lenders under the revolving facility a first priority security interest in and lien on their present and future cash, deposit accounts, domestic accounts receivable, inventory and intercompany debt owed to us and each of our guarantors. Subject to certain customary exceptions, we and each of the guarantors granted to the lenders under the term facility (i) a first priority security interest in and lien on substantially all of our and each of our guarantors’ present and future property and assets (other than cash, deposit accounts, domestic accounts receivable, inventory and intercompany debt owed to us and each of our guarantors), including the capital stock of NewPage Holding’s domestic subsidiaries and 65% of the capital stock of NewPage Holding’s foreign subsidiaries, if any, as well as our capital stock owned by NewPage Holding and (ii) a second priority security interest in and lien on our and each of our guarantors’ present and future cash, deposit accounts, domestic accounts receivable, inventory and intercompany debt owed to us and each of our guarantors.

Fees. Certain customary fees are payable to the lenders and the agents under the senior secured credit facilities, including, without limitation, a commitment fee on the unused amount of the revolving facility (with the percentage for such fee fluctuating based on certain leverage ratios to be determined) and letter of credit fees and issuer fronting fees.

Covenants. The senior secured credit facilities contain various customary affirmative and negative covenants (subject to customary exceptions), including, but not limited to, restrictions on our ability and the ability of NewPage Holding and its subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or agree to restrictions on the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries of NewPage Corporation that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of NewPage Corporation’s 12% senior subordinated notes due 2013 or the NewPage

Holding PIK Notes. In addition, as discussed below, under the senior term facility (and under the revolving facility to the extent that the unused borrowing availability under the revolving facility plus excess cash are below $50 million for 10 consecutive business days), NewPage will be required to comply with certain financial ratios and tests as follows:

•

Minimum Interest Coverage Ratio. The interest coverage ratio is the ratio of our consolidated adjusted EBITDA (as defined in the senior secured credit facilities) to our consolidated cash interest expense (as defined in the senior secured credit facilities) for the trailing four quarters.

•

Fixed Charge Coverage Ratio. The fixed charge coverage ratio is the ratio of our consolidated adjusted EBITDA to our consolidated fixed charges (as defined in the senior secured credit facilities) for the trailing four quarters.

•

Total Leverage Ratio. The total leverage ratio is the ratio of our consolidated total debt (as defined in the senior secured credit facilities) to our consolidated adjusted EBITDA for the trailing four quarters.

•

Senior Leverage Ratio. The senior leverage ratio is the ratio of our consolidated senior debt (as defined in the senior secured credit facilities) to our consolidated adjusted EBITDA for the trailing four quarters.

•

Capital Expenditures. Capital expenditures are expenditures that are required by generally accepted accounting principles to be reflected in our financial statements in the purchase of property and equipment. Our annual capital expenditures will not be permitted to exceed certain specified amounts.

Consolidated adjusted EBITDA, as used in our senior credit facilities, is defined as EBITDA for the relevant period, as adjusted primarily by (a) adding the following amounts, to the extent deducted in computing consolidated net income for such period: (1) goodwill impairment charges, (2) non-cash compensation charges related to equity-based compensation, (3) transaction costs associated with the Acquisition, the senior secured credit facilities, this offering and the related refinancing of our prior senior secured credit facilities, and future permitted acquisitions, (4) non-cash expenses in addition to depreciation and amortization, (5) non-recurring charges in connection with any integration or restructuring related to the Acquisition or future permitted acquisitions or in connection with plant closings or the permanent shutdown or transfer of production equipment, (6) extraordinary losses, (7) net losses from certain asset sales, (8) pre-closing non-inventoried overhead costs incurred in connection with a certain plant lock-out, and (9) pre-closing costs, charges or expenses of SENA that will not be recurring after the Acquisition; and (b) deducting non-cash items increasing consolidated net income for such period.

Events of Default. The senior secured credit facilities contain customary events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral; (vii) invalidity of guarantees; (viii) monetary judgment defaults; (ix) certain ERISA matters and (x) certain change of control events.

Existing Senior Secured Notes due 2012

We issued $350 million in aggregate principal amount of 10% senior secured notes due 2012 on May 2, 2005 and $456 million in aggregate principal amount of 10% senior secured notes due 2012 on December 21, 2007 in connection with the Acquisition, which we collectively refer to as the 10% senior secured notes, and $225 million in aggregate principal amount of floating rate senior secured notes due 2012 on May 2, 2005, which we refer to as the floating rate senior secured notes, and, together with the 10% senior secured notes, as the existing 2012 notes. The notes offered hereby will be issued under the same indenture as the 10% senior secured notes.

Maturity and Interest. Each of the existing 2012 notes will mature on May 1, 2012. Interest on the 10% senior secured notes accrues at the rate of 10% per annum and is payable semi-annually. Interest on the floating rate senior secured notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 6.25% and is payable quarterly.

Guarantees. The existing 2012 notes are guaranteed by NewPage Port Hawkesbury Limited and each of our current and future domestic restricted subsidiaries, other than CWPCo.

Security. The existing 2012 notes and the related subsidiary guarantees are secured equally and ratably by second priority liens on substantially all of the assets of us and our domestic restricted subsidiaries, other than cash deposit accounts, accounts receivables, inventory, the stock of our subsidiaries and intercompany debt. These liens will be junior in priority to the liens securing our senior secured credit facilities. Matters relating to certain intercreditor issues relating to the priority, enforcement and other rights relating to the collateral including the order in which the proceeds from the collateral will be distributed, are governed under the collateral trust agreement and the intercreditor agreement.

Optional Redemption. At any time on or after May 1, 2009, we may redeem some or all of the existing 2012 notes at specified redemption prices. At any time prior to May 1, 2009, we may redeem some or all of the fixed rate senior secured notes at a price equal to 100% of the principal amount of the fixed rate notes plus a make-whole premium.

Mandatory Redemption. We are not required to make mandatory redemption or sinking fund payments with respect to the existing 2012 notes.

Repurchase of Senior Secured Notes at the Option of Holders. If we sell certain assets without applying the proceeds in a specified manner, or experience certain change of control events, each holder of the existing 2012 notes may require us to repurchase all or a portion of its existing 2012 notes.

Senior Subordinated Notes due 2013

In connection with the consummation of the acquisition of our predecessor, we issued $200 million in aggregate principal amount of senior subordinated notes due 2013.

Maturity and Interest. The senior subordinated notes will mature on May 1, 2013. Interest on the senior subordinated notes accrues at the rate of 12% per annum and is payable semi-annually.

Guarantees and Security. The senior subordinated notes are guaranteed by NewPage Port Hawkesbury Limited and each of our current and future domestic restricted subsidiaries, other than CWPCo. The senior subordinated notes are unsecured.

Subordination. The payments on the senior subordinated notes are subordinated to the prior payment in full of all of our present and future senior indebtedness.

Optional Redemption. At any time on or after May 1, 2009, we may redeem some or all of the senior subordinated notes at specified redemption prices. At any time prior to May 1, 2009, we may redeem some or all of the senior subordinated notes at a price equal to 100% of the principal amount of the senior subordinated notes plus a make-whole premium.

Mandatory Redemption. We are not required to make mandatory redemption or sinking fund payments with respect to the senior subordinated notes.

Repurchase of Senior Subordinated Notes at the Option of Holders. If we sell certain assets without applying the proceeds in a specified manner, or experiences certain change of control events, each holder of the senior subordinated notes may require us to repurchase all or a portion of its senior subordinated notes.

Covenants. The senior subordinated note indenture contains various customary negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including restrictions on our ability and the ability of its restricted subsidiaries (i) to pay dividends and make certain payments or investments, (ii) to incur indebtedness, (iii) to incur any indebtedness that is contractually subordinate to any senior indebtedness of ours and senior to the senior subordinated notes, (iv) to allow liens to exist, (v) to restrict any of our restricted subsidiaries from paying dividends or making certain other payments to us or our restricted subsidiaries, (vi) to merge, consolidate or sell assets and (vii) to enter into transactions with affiliates.

Events of Default. The senior subordinated note indenture contains various events of default substantially similar to those contained in the indenture governing the senior secured notes due 2012.

DESCRIPTION OF NEW NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the term “Company” refers only to NewPage Corporation and not to any of its subsidiaries.

On December 21, 2007, the Company issued and sold the Original Notes under the indenture, dated as of May 2, 2005, among the Company, the Guarantors and HSBC Bank USA, National Association, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. On May 2, 2005, the Company issued and sold $350 million of 10% senior secured notes due 2012, which, together with the Original Notes, are referred to as the “existing 10% senior secured notes.” The New Notes will be pari passu with, secured equally and ratably with, of the same series as, vote on any matter submitted to holders of, and otherwise be identical in all respects to, the existing 10% senior secured notes. Unless indicated otherwise, the New Notes and the existing 10% senior secured notes are collectively referred to as the “notes.” The notes and the existing floating rate senior secured notes are collectively referred to in this description as “senior secured notes.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture and the collateral trust agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the collateral trust agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the collateral trust agreement are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture.

Brief Description of the Notes and the Subsidiary Guarantees

Notes

The New Notes:

•	are general obligations of the Company;

•

are secured on a second-priority basis, equally and ratably with all existing and future obligations of the Company and the Guarantors under any future Parity Lien Debt, including the existing 10% senior secured notes and the existing floating rate senior secured notes, by Liens on all of the assets of the Company and the Guarantors other than the ABL Collateral and the Separate Collateral, subject to the Liens securing the Company’s and the Guarantors’ obligations under the First Lien Term Loans and any other Priority Lien Debt and other Permitted Liens;

•

are effectively subordinated, to the extent of the value of the assets securing such Indebtedness, to the Company’s and the Guarantors’ obligations under the First Lien Term Loans and any future Priority Lien Debt, which will be secured (A) on a first-priority basis by the same assets of the Company and the Guarantors that secure the notes and by certain other assets of the Company and the Guarantors that do not secure the notes and (B) on a second-priority basis by the ABL Collateral;

•	are effectively subordinated to the Company’s and the Guarantors’ obligations under the ABL Facility or any future Revolving Credit Debt, to the extent of the value of the ABL Collateral;

•	are effectively subordinated to any Permitted Liens, to the extent of the value of the assets of the Company and the Guarantors subject to those Permitted Liens;

•	are structurally subordinated to any existing and future indebtedness and liabilities of the Company’s Foreign Subsidiaries and Unrestricted Subsidiaries;

•	are senior in right of payment to all existing and future subordinated Indebtedness of the Company, including the existing senior subordinated notes; and

•	are unconditionally guaranteed, jointly and severally, by the Guarantors.

See “Risk Factors—Risks Related to the New Notes and our Indebtedness—Proceeds from any sale of the collateral securing the New Notes upon foreclosure or liquidation may not be sufficient to repay the New Notes in full,” and “Risk Factors—Risks Related to the New Notes and our Indebtedness—The New Notes are not secured by all our assets, and liens on the collateral may be subject to limitations.”

The Subsidiary Guarantees

The New Notes are guaranteed by all of the Company’s Domestic Subsidiaries. The notes also are guaranteed by NewPage Port Hawkesbury Limited. The Guarantors, as primary obligors, have jointly and severally and unconditionally guarantee the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Company under the indenture and the notes, whether for payment of principal of or interest on or Special Interest in respect of the notes, expenses, indemnification or otherwise, on the terms set forth in the indenture.

Each guarantee of the New Notes:

•	are a general obligation of the Guarantor;

•

are secured on a second-priority basis, equally and ratably with all obligations of that Guarantor under all existing and any future Parity Lien Debt, including the existing 10% senior secured notes and the existing floating rate senior secured notes, by Liens on all of the assets of that Guarantor other than the ABL Collateral and the Separate Collateral, subject to the Liens securing that Guarantor’s guarantee of the First Lien Term Loans and any other Priority Lien Debt and other Permitted Liens;

•

are effectively subordinated, to the extent of the value of the Collateral, to that Guarantor’s guarantee of the First Lien Term Loans and any future Priority Lien Debt, which will be secured (A) on a first-priority basis by the same assets of that Guarantor that secure the notes and by certain other assets of that Guarantor that do not secure the notes and (B) on a second-priority basis by the ABL Collateral;

•	are effectively subordinated to that Guarantor’s obligations under the ABL Facility or any future Revolving Credit Debt, to the extent of the value of the ABL Collateral;

•	are effectively subordinated to any Permitted Liens, to the extent of the value of the assets of that Guarantor subject to those Permitted Liens; and

•	are senior in right of payment to any future subordinated Indebtedness of that Guarantor, including guarantees of the existing senior subordinated notes.

The Priority Lien Debt outstanding under the First Lien Term Loan Agreement is also secured by a second-priority Lien on the ABL Collateral. There is no Lien on the ABL Collateral for the benefit of the notes.

Pursuant to the indenture, the Company is permitted to incur additional Indebtedness under the ABL Facility (or any future Revolving Credit Debt facility) secured by the ABL Collateral, subject to the Revolving Credit Debt Cap, and to designate additional Indebtedness as Priority Lien Debt, subject to the Priority Lien Cap. The Company is also permitted to incur additional Indebtedness as Parity Lien Debt subject to the covenants described below under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.”

All of the Company’s Domestic Subsidiaries and NewPage Port Hawkesbury Limited are Guarantors. However, none of the Company’s future Foreign Subsidiaries or Unrestricted Subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As a result, the notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our Foreign Subsidiaries and any other non-guarantor Subsidiaries.

The Board of Directors of the Company has designated Consolidated Water Power Company, as an Unrestricted Subsidiary. This Subsidiary is not a Guarantor of the notes. As of December 31, 2007, the aggregate total assets of this Unrestricted Subsidiary were approximately $46 million, or less than 1% of the Company’s assets. For the year ended December 31, 2007, approximately $13 million, or less than 1%, of the Company’s pro forma net sales were attributable to this Unrestricted Subsidiary.

As of the date of this prospectus, all of the Company’s Subsidiaries, other than Consolidated Water Power Company, are “Restricted Subsidiaries.” In addition, under the circumstances described below under the caption “—Certain Covenants— Designation of Restricted and Unrestricted Subsidiaries,” we are permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

The Company will issue $456 million in aggregate principal amount of New Notes in this offering in exchange for the Original Notes issued on December 21, 2007. The Company previously issued $350 million in aggregate principal amount of existing 10% senior secured notes on May 2, 2005, and may issue additional 10% senior secured notes under the indenture from time to time. Any issuance of additional 10% senior secured notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The notes and any additional 10% senior secured notes subsequently issued under the indenture are treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes mature on May 1, 2012.

Interest on the New Notes will accrue at the rate of 10% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2008. Interest on overdue principal and interest and Special Interest, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. The Company will make each interest payment on the notes to the holders of record on the April 15 and October 15 immediately preceding the applicable interest payment date.

Interest on the New Notes will accrue from May 1, 2008 (and the interest payment on November 1, 2008 will include interest accrued on the Original Notes since May 1, 2008) or, if interest has already been paid, from the date it was most recently paid. Interest on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Special Interest, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee currently acts as paying agent and registrar for the notes. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders are required to pay all taxes or similar government charges due on transfer or exchange. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note (1) for a period of 15 days before the mailing of a notice of redemption of notes to be redeemed or (2) between a record date and the next succeeding interest payment date.

The registered holder of a note is treated as the owner of it for all purposes. Only registered holders will have rights under the indenture. The registrar shall, on behalf of and acting solely for this purpose as the agent of the Company, keep a register, or the Register, for the recordation of the names and addresses of the Holders and the principal amount of the New Notes (and stated interest thereon). The Register shall be available for inspection by the Company at any reasonable time and from time to time upon reasonable prior notice. Notwithstanding anything herein to the contrary, the New Notes may be assigned or sold in whole in part only by registration of such assignment or sale on the Register, and any assignment or sale of all of part of such New Note may be effected only by registration of such assignment or sale on the Register.

Subsidiary Guarantees

The notes are guaranteed by each of the Company’s current Subsidiaries (including NewPage Port Hawkesbury Limited), other than Consolidated Water Power Company, which is designated an Unrestricted Subsidiary, and the Company’s future Domestic Subsidiaries. These Subsidiary Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee is limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the New Notes and our Indebtedness—Federal and state laws permit courts to void guarantees under certain circumstances.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the respective trustees; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture;

(2)	in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture;

(3)	if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4)	upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase of Notes at the Option of Holders—Asset Sales,” “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

Security

The obligations of the Company with respect to the notes, the obligations of the Guarantors under the Subsidiary Guarantees, all other Parity Lien Obligations, including the existing 10% senior secured notes and the existing floating rate senior secured notes, and the performance of all other obligations of the Company and the Guarantors under the Note Documents are secured equally and ratably by second-priority Liens in the Shared Collateral granted to the collateral trustee for the benefit of the holders of the Parity Lien Obligations. These Liens are junior in priority to the Liens on the Shared Collateral securing the First Lien Term Loans and future Priority Lien Obligations and to all other Permitted Liens. The Liens on the Shared Collateral securing Priority Lien Obligations are held by the collateral trustee for the benefit of the holders of Priority Lien Obligations. The Separate Collateral is also pledged to secure the First Lien Term Loans and future Priority Lien Obligations on the basis described below under “—Collateral Trust Agreement—Separate Collateral.” Holders of notes will have no security interest in the Separate Collateral. See “Risk Factors—Risks Related to the New Notes and our Indebtedness—The New Notes are not secured by all our assets, and liens on the collateral may be subject to limitations.”

In addition, the collateral trustee holds second-priority Liens on the ABL Collateral for the benefit of the holders of Priority Lien Obligations. The first-priority Liens securing the ABL Facility are held by the collateral agent appointed under the ABL Facility and not by the collateral trustee.

Intercreditor Agreement

An intercreditor agreement that is binding on the holders of both the Priority Lien Obligations and the Parity Lien Obligations (and their respective representatives), the collateral trustee, the collateral agent under the ABL Facility and the lenders under the ABL Facility was executed by the collateral trustee and the collateral agent under the ABL Facility (the “Intercreditor Agreement”) to provide for, among other things, the second-priority nature of the Liens on the ABL Collateral securing the Priority Lien Obligations.

The Intercreditor Agreement also provides for certain intercreditor issues relating to the priority, enforcement and other rights relating to the ABL Collateral and the Collateral. Among other provisions, the Intercreditor Agreement:

(1)	limits rights of the collateral trustee under the collateral trust agreement to exercise remedies with respect to, challenge the liens on, or object to actions taken by the collateral agent for the ABL Facility with respect to, the ABL Collateral;

(2)	limits the collateral trustee’s ability to challenge claims for post-petition interest;

(3)	grants to the collateral agent for the ABL Facility certain rights of use and access to the Shared Collateral to allow the production, completion, packaging, preparation, storage and sale of the ABL Collateral;

(4)	waives the collateral trustee’s right to contest orders for use of cash collateral that are agreed to by the collateral agent or to object to debtor-in-possession financing secured by the ABL Collateral;

(5)	waives rights to demands for (or relief due to the failure to provide) adequate protection with respect to the ABL Facility’s liens on either the ABL Collateral or the Collateral;

(6)	provides procedures and limitations on the collection and tracing of and priorities in certain proceeds from insurance claims and from the sale of the Shared Collateral, the Separate Collateral and the ABL Collateral; and

(7)	requires the collateral trustee, under certain circumstances, to exercise rights and remedies with respect to the Shared Collateral and the Separate Collateral in a manner which will minimize interference with the collateral agent for the ABL Facility’s rights and remedies with respect to the ABL Collateral.

The Intercreditor Agreement also provides for various advance notice requirements and other procedural provisions typical to agreements of this type; copies of the Intercreditor Agreement are available upon request to the Company. See “—Additional Information.”

Collateral Trust Agreement

On May 2, 2005, the Company and the other Pledgors entered into a collateral trust agreement with the collateral trustee and the Secured Debt Representative for each Series of Secured Debt. The collateral trust agreement sets forth the terms on which the collateral trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all Liens upon any property of the Company or any other Pledgor at any time held by it, in trust for the benefit of the present and future holders of the Secured Obligations. In addition, the collateral trust agreement authorized the collateral trustee to enter into the Intercreditor Agreement described above.

Collateral Trustee

The Bank of New York has been appointed pursuant to the collateral trust agreement to serve as the collateral trustee for the benefit of the holders of:

•	the notes;

•	all other Parity Lien Obligations, including the existing 10% senior secured notes and the existing floating rate senior secured notes, outstanding from time to time;

•	the First Lien Term Loans; and

•	all other Priority Lien Obligations outstanding from time to time.

The collateral trustee does not hold any Liens for the benefit of the lenders under the ABL Facility.

The collateral trust agreement provides that the collateral trustee may not be the same institution serving as a Revolving Credit Agent, a Parity Lien Representative or a Priority Lien Representative, but any Priority Lien Representative or Revolving Credit Agent may serve as an agent for the collateral trustee.

The collateral trustee holds (directly or through co-trustees or agents), and is entitled to enforce, all Liens on the Collateral created by the security documents.

Except as provided in the collateral trust agreement or as directed by an Act of Required Debtholders in accordance with the collateral trust agreement, the collateral trustee is not obligated:

(1)	to act upon directions purported to be delivered to it by any Person;

(2)	to foreclose upon or otherwise enforce any Lien; or

(3)	to take any other action whatsoever with regard to any or all of the security documents, the Liens created thereby or the Collateral.

The Company has delivered to each Secured Debt Representative copies of all security documents delivered to the collateral trustee.

Shared Collateral

The indenture and the security documents provide that:

(1)	the notes are secured, together with all Obligations under all existing or future Parity Lien Debt of the Company and all other Parity Lien Obligations of the Company, including the existing 10% senior secured notes and the existing floating rate senior secured notes, equally and ratably by security interests granted to the collateral trustee in all of the assets of the Company that secure Obligations under the First Lien Term Loans and any other Priority Lien Debt except the ABL Collateral and the Separate Collateral; and

(2)	each Guarantor’s Subsidiary Guarantee is secured, together with all guarantees of existing or future Parity Lien Debt of such Guarantor and all other Parity Lien Obligations of such Guarantor, including the existing 10% senior secured notes and the existing floating rate senior secured notes, equally and ratably by security interests granted to the collateral trustee in all assets of such Guarantor that secure Obligations of such Guarantor under the First Lien Term Loans and any other Priority Lien Debt except the ABL Collateral and the Separate Collateral.

These security interests are junior in priority to all Permitted Liens and all Liens securing Company’s and Guarantors’ Priority Lien Obligations.

The Shared Collateral consists of substantially all the assets of the Company and the Guarantors other than the ABL Collateral and the Separate Collateral.

The ABL Collateral

The notes are not secured by all of the assets that secure Obligations under the First Lien Term Loans or any other Priority Lien Debt, and are not secured by any of the assets that secure Obligations under the ABL Facility. The indenture permits the Company and its Restricted Subsidiaries to maintain Permitted Liens upon the ABL Collateral as security for Obligations under the ABL Facility, any future Revolving Credit Debt, the First Lien Term Loans or any other Priority Lien Debt without requiring the Company to grant Liens upon those assets as security for the notes or any future Parity Lien Debt. See “Risk Factors—Risks Related to the New Notes and our Indebtedness—Proceeds from any sale of the collateral securing the New Notes upon foreclosure or liquidation may not be sufficient to repay the New Notes in full.”

The ABL Collateral consists primarily of:

(1)	accounts receivable;

(2)	inventory;

(3)	cash and deposit accounts; and

(4)	Intercompany Notes of Subsidiaries.

The collateral agent appointed under the ABL Facility holds first-priority liens on the ABL Collateral. These first-priority liens may be extended to, or shared with, future holders of Revolving Credit Debt. In addition, the collateral trustee holds second-priority Liens on the ABL Collateral solely for the benefit of the holders of First Lien Term Loans and future Priority Lien Obligations. The holders of senior secured notes and future Parity Lien Obligations do not have any security interests in the ABL Collateral.

Separate Collateral

The Separate Collateral consists of:

(1)	Stock of Subsidiaries; and

(2)	under the circumstances described below, Intercompany Notes of Subsidiaries.

All liens on the Separate Collateral are held by the collateral trustee and administered pursuant to the collateral trust agreement for the benefit of the holders of First Lien Term Loans and future Priority Lien Obligations. The Company and its Restricted Subsidiaries are permitted under the indenture to maintain or grant liens upon the Separate Collateral as security for Obligations under any future Parity Lien Debt that does not constitute a “security” within the meaning of the Securities Act of 1933, as amended, without securing the notes or other Obligations related thereto by the additional Lien. Such liens on the Separate Collateral to secure any such future Parity Lien Debt are subordinated to the liens on the Separate Collateral securing First Lien Term Loan and any other Priority Lien Obligations. Initially, Intercompany Notes of Subsidiaries secure the ABL Facility and therefore do not constitute part of the Separate Collateral. If at any future time, Intercompany Notes of Subsidiaries did not secure the ABL Facility or any future Revolving Credit Debt, then the Intercompany Notes of Subsidiaries would constitute Separate Collateral.

As described below under “—Adjustment to Reflect Payments or Distributions on Separate Collateral,” under certain circumstances, payments or distributions from or on account of Separate Collateral will result in an increase in the amount of subsequent or concurrent payments or distributions from or on account of the Shared Collateral to the holders of Parity Lien Obligations that are not entitled to the benefits of the Lien encumbering the Separate Collateral.

Additional Parity Lien Debt

The indenture and the security documents provide that the Company may incur additional Parity Lien Debt by issuing additional notes under the indenture or under one or more additional indentures or issuing or increasing a new Series of Secured Debt. All additional Parity Lien Debt will be pari passu with the notes, will be guaranteed on a pari passu basis by each Guarantor and will be secured by the Shared Collateral equally and ratably with the notes for as long as the notes and the Subsidiary Guarantees, subject to the covenants contained in the indenture, are secured by the Shared Collateral. The additional Parity Lien Debt will only be permitted to be secured by the Shared Collateral if such Indebtedness and the related Liens are permitted to be incurred under the covenants described below under the captions “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” Additional Parity Lien Debt will only be permitted to be secured by the Separate Collateral if such Indebtedness does not constitute a “security” within the meaning of the Securities Act of 1933, as amended.

Enforcement of Liens

If the collateral trustee at any time receives written notice that any event has occurred that constitutes a default under any Secured Debt Document entitling the collateral trustee to foreclose upon, collect or otherwise enforce its Liens thereunder, it will promptly deliver written notice thereof to each Secured Debt Representative and to the Revolving Credit Agent under the ABL Facility. Thereafter, the collateral trustee may await direction by an Act of Required Debtholders and will act, or decline to act, as directed by an Act of Required Debtholders, in the exercise and enforcement of the collateral trustee’s interests, rights, powers and remedies in respect of the Collateral or under the security documents or applicable law and, following the initiation of such exercise of remedies, the collateral trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Required Debtholders. Unless it has been directed to the contrary by an Act of Required Debtholders, the collateral trustee in any event may (but is not obligated to) take or refrain from taking such action with respect to any default under any Secured Debt Document as it may deem advisable and in the best interest of the holders of Secured Obligations, subject in all cases to the terms of the Intercreditor Agreement described above.

Restrictions on Enforcement of Parity Liens

Until the Discharge of Priority Lien Obligations, the holders of loans made under the First Lien Term Loan Agreement and other Priority Lien Obligations will have, subject to the exceptions set forth below in clauses (1) through (4) and the provisions described below under the caption “—Provisions of the Indenture Relating to Security—Relative Rights,” and subject to the rights of the holders of Permitted Liens, the exclusive right to authorize and direct the collateral trustee with respect to the security documents and the Collateral including, without limitation, the exclusive right to authorize or direct the collateral trustee to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral and neither the trustee nor the holders of notes or other Parity Lien Obligations may authorize or direct the collateral trustee with respect to such matters. Notwithstanding the foregoing, the trustee and the holders of notes (together with any other holder of a Parity Lien Obligation) may, subject to the rights of the holders of other Permitted Liens, direct the collateral trustee:

(1)	without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Obligations;

(2)	as necessary to redeem any Collateral in a creditor’s redemption permitted by law or to deliver any notice or demand necessary to enforce (subject to the prior Discharge of Priority Lien Obligations) any right to claim, take or receive proceeds of Collateral remaining after the Discharge of Priority Lien Obligations in the event of foreclosure or other enforcement of any Permitted Prior Lien;

(3)	as necessary to perfect or establish the priority (subject to Priority Liens and other Permitted Liens) of the Parity Liens upon any Collateral; provided that, unless otherwise agreed to by the collateral trustee in the security documents, the trustee and the holders of Parity Lien Obligations may not require the collateral trustee to take any action to perfect any Collateral through possession or control; or

(4)	as necessary to create, prove, preserve or protect (but not enforce) the Parity Liens upon any Collateral.

Subject to the provisions described below under the caption “—Provisions of the Indenture Relating to Security—Relative Rights,” until the Discharge of Priority Lien Obligations, none of the holders of notes or other Parity Lien Obligations, the collateral trustee or any Parity Lien Representative will:

(1)	request judicial relief, in an insolvency or liquidation proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the collateral trustee or the holders of Priority Lien Obligations in respect of the Priority Liens or that would limit, invalidate, avoid or set aside any Priority Lien or subordinate the Priority Liens to the Parity Liens or grant the Parity Liens equal ranking to the Priority Liens;

(2)	oppose or otherwise contest any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement of Priority Liens made by the collateral trustee or any holder of Priority Lien Obligations or any Priority Lien Representative in any insolvency or liquidation proceeding;

(3)	oppose or otherwise contest any lawful exercise by the collateral trustee or any holder of Priority Lien Obligations or any Priority Lien Representative of the right to credit bid Priority Lien Debt at any sale in foreclosure of Priority Liens;

(4)	oppose or otherwise contest any other request for judicial relief made in any court by the collateral trustee or any holder of Priority Lien Obligations or any Priority Lien Representative relating to the lawful enforcement of any Priority Lien; or

(5)	challenge the validity, enforceability, perfection or priority of the Priority Liens.

Notwithstanding the foregoing, both before and during an insolvency or liquidation proceeding, the holders of notes and other Parity Lien Obligations, including the existing floating rate senior secured notes, and the Parity Lien Representatives may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of an insolvency or liquidation proceeding against the Company or any of the Guarantors in accordance with applicable law; provided that, by accepting a note, each holder of notes agrees not to take any of the actions prohibited under clauses (1) through (5) of the preceding paragraph or oppose or contest any order that it has agreed not to oppose or contest under the provisions described below under the caption “—Insolvency or Liquidation Proceedings.”

At any time prior to the Discharge of Priority Lien Obligations and after (a) the commencement of any insolvency or liquidation proceeding in respect of the Company or any other Pledgor or (b) the collateral trustee and each Parity Lien Representative have received written notice from any Priority Lien Representative at the direction of an Act of Required Debtholders stating that (i) any Series of Priority Lien Debt has become due and payable in full (whether at maturity, upon acceleration or otherwise) or (ii) the holders of Priority Liens securing one or more Series of Priority Lien Debt have become entitled under any Priority Lien Documents to and desire to enforce any or all of the Priority Liens by reason of a default under such Priority Lien Documents, no payment of money (or the equivalent of money) will be made from the proceeds of Collateral by the Company or any other Pledgor to the collateral trustee (other than distributions to the collateral trustee for the benefit of the holders of Priority Lien Obligations), any Parity Lien Representative, any holder of notes or any other holder of Parity Lien Obligations (including, without limitation, payments and prepayments made for application to Parity Lien Obligations and all other payments and deposits made pursuant to any provision of the indenture, the notes, the Guarantees or any other Parity Lien Document).

Subject to the provisions described below under the caption “—Provisions of the Indenture Relating to Security—Relative Rights,” all proceeds of Collateral received by the collateral trustee, any Parity Lien Representative, any holder of notes or other Parity Lien Obligations in violation of the immediately preceding paragraph will be held by the collateral trustee, the applicable Parity Lien Representative or the applicable holder of Parity Lien Obligations for the account of the holders of Priority Liens and remitted to any Priority Lien Representative upon demand by such Priority Lien Representative. The Parity Liens will remain attached to and, subject to the provisions described under the caption “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens,” enforceable against all proceeds so held or remitted. All proceeds of Collateral received by the collateral trustee, any Parity Lien Representative or any holder of notes or other Parity Lien Obligations not in violation of the immediately preceding paragraph will be received by the collateral trustee, such Parity Lien Representative or such holder of Parity Lien Obligations free from the Priority Liens and all other Liens except the Parity Liens and the Permitted Liens.

In exercising rights and remedies with respect to the Collateral, the Priority Lien Representatives may enforce (or refrain from enforcing) or instruct the collateral trustee to enforce the provisions of the Priority Lien Documents and exercise (or refrain from exercising) or instruct the collateral trustee to exercise remedies thereunder or any such rights and remedies, all in such order and in such manner as they may determine in the exercise of their sole and exclusive discretion, including:

(1)	the exercise or forbearance from exercise of all rights and remedies in respect of the Collateral and/or the Priority Lien Obligations;

(2)	the enforcement or forbearance from enforcement of any Priority Lien in respect of the Collateral;

(3)	the exercise or forbearance from exercise of rights and powers of a holder of shares of stock included in the Collateral to the extent provided in the security documents;

(4)	the acceptance of the Collateral in full or partial satisfaction of the Priority Lien Obligations; and

(5)	the exercise or forbearance from exercise of all rights and remedies of a secured lender under the UCC or any similar law of any applicable jurisdiction or in equity.

Without in any way limiting the generality of the preceding paragraph, the holder of Priority Lien Obligations and the Priority Lien Representatives may, at any time and from time to time, without the consent of or notice to holders of notes and other Parity Lien Obligations or the Parity Lien Representatives, without incurring responsibility to holders of Parity Lien Obligations and the Parity Lien Representatives and without impairing or releasing the subordination provided in the collateral trust or the obligations hereunder of holders of Parity Lien Obligations and the Parity Lien Representatives, do any one or more of the following:

(1)	change the manner, place or terms of payment or extend the time of payment of, or renew or alter, the Priority Lien Obligations, or otherwise amend or supplement in any manner the Priority Lien Obligations, or any instrument evidencing the Priority Lien Obligations or any agreement under which the Priority Lien Obligations are outstanding;

(2)	release any Person or entity liable in any manner for the collection of the Priority Lien Obligations;

(3)	release the Priority Lien on any Collateral; and

(4)	exercise or refrain from exercising any rights against any Pledgor.

Waiver of Right of Marshalling

The collateral trust agreement provides that, prior to the Discharge of Priority Lien Obligations, the holders of notes and other Parity Lien Obligations, each Parity Lien Representative and the collateral trustee may not assert or enforce any right of marshalling accorded to a junior lienholder, as against the collateral trustee, the holders of Priority Lien Obligations and the Priority Lien Representatives (in their capacity as priority lienholders). Following the Discharge of Priority Lien Obligations, the holders of Parity Lien Obligations and any Parity Lien Representative may assert their right under the Uniform Commercial Code or otherwise to any proceeds remaining following a sale or other disposition of Shared Collateral by, or on behalf of, the collateral trustee or the holders of Priority Lien Obligations.

As a result of this waiver of all rights of marshalling prior to the Discharge of Priority Lien Obligations, if the proceeds of sales of Shared Collateral are applied to repay Priority Lien Obligations prior to the application of the proceeds of Separate Collateral or ABL Collateral, the holders of notes and other Parity Lien Obligations may recover less than they would have if such proceeds were applied in the order most favorable to the holders of Parity Lien Obligations. See “Risk Factors—Risks Related to the New Notes and our Indebtedness—The waiver in the collateral trust agreement of rights of marshalling in the collateral trust agreement may adversely affect the recovery rates of holders of the New Notes in a bankruptcy or foreclosure scenario.”

Insolvency or Liquidation Proceedings

If in any insolvency or liquidation proceeding and prior to the Discharge of Priority Lien Obligations, the holders of Priority Lien Obligations by an Act of Required Debtholders consent to any order:

(1)	for use of cash collateral;

(2)	approving a debtor-in-possession financing secured by a Lien that is senior to or on a parity with all Priority Liens upon any property of the estate in such insolvency or liquidation proceeding;

(3)	granting any relief on account of Priority Lien Obligations as adequate protection (or its equivalent) for the benefit of the holders of Priority Lien Obligations in the collateral subject to Priority Liens; or

(4)	relating to a sale of assets of the Company or any other Pledgor that provides, to the extent the assets sold are to be free and clear of Liens, that all Priority Liens and Parity Liens will attach to the proceeds of the sale;

then, the holders of notes and other Parity Lien Obligations, in their capacity as holders of secured claims, and each Parity Lien Representative will not oppose or otherwise contest the entry of such order, so long as none of the holders of Priority Lien Obligations or any Priority Lien Representative in any respect opposes or otherwise contests any request made by the holders of notes or other Parity Lien Obligations or a Parity Lien Representative for the grant to the collateral trustee, for the benefit of the holders of notes and other Parity Lien Obligations, of a junior Lien upon any property on which a Lien is (or is to be) granted under such order to secure the Priority Lien Obligations, co-extensive in all respects with, but subordinated (as set forth herein under the caption “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens”) to, such Lien and all Priority Liens on such property.

Notwithstanding the foregoing, both before and during an insolvency or liquidation proceeding, the holders of notes and other Parity Lien Obligations and the Parity Lien Representatives may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of insolvency or liquidation proceedings against the Company or any Guarantor in accordance with applicable law; provided that, by accepting a note, each holder of notes agrees not to take any of the actions prohibited under clauses (1) through (5) of the second paragraph of the provisions described above under the caption “—Restrictions on Enforcement of Parity Liens” or oppose or contest any order that it has agreed not to oppose or contest under clauses (1) through (4) of the preceding paragraph.

The holders of notes or other Parity Lien Obligations or any Parity Lien Representative will not file or prosecute in any insolvency or liquidation proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral under the Parity Liens, except that:

(1)	they may freely seek and obtain relief: (a) granting a junior Lien co-extensive in all respects with, but subordinated (as set forth herein under the caption “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens”) to, all Liens granted in the insolvency or liquidation proceeding to, or for the benefit of, the holders of Priority Lien Obligations; or (b) in connection with the confirmation of any plan of reorganization or similar dispositive restructuring plan; and

(2)	they may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Obligations.

Order of Application

The collateral trust agreement provides that if any Shared Collateral is sold or otherwise realized upon by the collateral trustee in connection with any foreclosure, collection or other enforcement of Liens granted to the collateral trustee in the security documents, the proceeds received by the collateral trustee from such foreclosure, collection or other enforcement will be distributed by the collateral trustee in the following order of application:

FIRST, to the payment of all amounts payable under the collateral trust agreement on account of the collateral trustee’s fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the collateral trustee or any co-trustee or agent of the collateral trustee in connection with any security document, including amounts reasonably necessary to provide for the expenses of the collateral trustee in maintaining and disposing of the collateral;

SECOND, to the repayment of Indebtedness and other Obligations, other than Secured Debt, secured by a Permitted Lien on the Collateral sold or realized upon;

THIRD, equally and ratably to the respective Priority Lien Representatives for application to the payment of all outstanding Priority Lien Debt and any other Priority Lien Obligations that are then due and payable in such order as may be provided in the Priority Lien Documents in an amount sufficient to pay in full in cash all outstanding Priority Lien Debt and all other Priority Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit constituting Priority Lien Debt);

FOURTH, equally and ratably to the respective Parity Lien Representatives for application to the payment of all outstanding Parity Lien Debt and any other Parity Lien Obligations that are then due and payable in such order as may be provided in the Parity Lien Documents in an amount sufficient to pay in full in cash all outstanding Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including, to the extent legally permitted, all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Parity Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Document) of all outstanding letters of credit, if any, constituting Parity Lien Debt); and

FIFTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to the Company or the applicable Pledgor, as the case may be, its successors or assigns, or as a court of competent jurisdiction may direct.

If any Parity Lien Representative or any holder of a Parity Lien Obligation collects or receives any proceeds of such foreclosure, collection or other enforcement that should have been applied to the payment of the Priority Lien Obligations in accordance with the paragraph above, whether after the commencement of an insolvency or liquidation proceeding or otherwise, such Parity Lien Representative or such holder of a Parity Lien Obligation, as the case may be, will forthwith deliver the same to the collateral trustee, for the account of the holders of the Priority Lien Obligations and other Obligations secured by a Permitted Prior Lien, to be applied in accordance with the provisions set forth above under this caption “—Order of Application.” Until so delivered, such proceeds will be held by that Parity Lien Representative or that holder of a Parity Lien Obligation, as the case may be, for the benefit of the holders of the Priority Lien Obligations and other Obligations secured by a Permitted Lien.

The provisions set forth above under this caption “—Order of Application” are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Secured Obligations, each present and future Secured Debt Representative and the collateral trustee as holder of Priority Liens and Parity Liens. The Secured Debt Representative of each future Series of Secured Debt will be required to deliver a Lien Sharing and Priority Confirmation to the collateral trustee and each other Secured Debt Representative at the time of incurrence of such Series of Secured Debt.

The collateral trust agreement also includes provisions for the application of proceeds of the Separate Collateral and the ABL Collateral to the extent that such assets are secured by Liens held by the collateral trustee. Holders of notes will not be entitled to share in the proceeds of sales of Separate Collateral or ABL Collateral.

Adjustment to Reflect Payments or Distributions on Separate Collateral

The collateral trust agreement provides that, for the purpose of defining “equally and ratably,” during the pendency of any Actionable Default, and subject to the Order of Application described above, if any payment or distribution is made in cash to any holders of Parity Lien Obligations from or on account of Separate Collateral by reason of enforcement of Liens or realization in a bankruptcy case, receivership or other insolvency or liquidation proceeding, then any concurrent or subsequent payment or distribution that is to be made in cash to such holders from or on account of Shared Collateral by reason of any such enforcement or realization shall be reduced, and any concurrent or subsequent payment or distribution that is to be made in cash to the remaining holders of Parity Lien Obligations from or on account of Shared Collateral by reason of any such enforcement or realization shall be increased, to the extent necessary to cause the aggregate amount of all payments and distributions made in cash to all holders of Parity Lien Obligations (whether made from or on account of Separate Collateral or from or on account of Shared Collateral) by reason of any such enforcement or realization to be distributed equally and ratably as fully as if the Separate Collateral had been Shared Collateral.

Release of Liens on Collateral

The collateral trust agreement provides that the collateral trustee’s Liens on the Collateral will be released:

(1)	in whole, upon (a) payment in full and discharge of all outstanding Secured Debt and all other Secured Obligations that are outstanding, due and payable at the time all of the Secured Debt is paid in full and discharged and (b) termination or expiration of all commitments to extend credit under all Secured Debt Documents and the cancellation or termination or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Secured Debt Documents) of all outstanding letters of credit issued pursuant to any Secured Debt Documents;

(2)	as to any Collateral that is sold, transferred or otherwise disposed of by the Company or any other Pledgor to a Person that is not (either before or after such sale, transfer or disposition) the Company or a Restricted Subsidiary of the Company in a transaction or other circumstance that complies with the “Asset Sale” provisions of the indenture and is permitted by all of the other Secured Debt Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; provided that the collateral trustee’s Liens upon the Collateral will not be released if the sale or disposition is subject to the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(3)	as to a release of any Collateral constituting less than all or substantially all of the Shared Collateral, if consent to the release of all Priority Liens on such Collateral has been given by an Act of Required Debtholders;

(4)	as to a release of any Collateral constituting less than all or substantially all of the Separate Collateral, if consent has been given by a majority of the holders of the Priority Lien Debt which has a lien on the Separate Collateral or, after a Discharge of Priority Lien Debt, a majority of the holders of the Parity Lien Debt which has a lien on the Separate Collateral;

(5)	as to a release of all or substantially all of the Shared Collateral, if (a) consent to the release of that Collateral has been given by the requisite percentage or number of holders of each Series of Secured Debt at the time outstanding as provided for in the applicable Secured Debt Documents, and (b) the Company has delivered an officers’ certificate to the collateral trustee certifying that all such necessary consents have been obtained; and

(6)	as to any ABL Collateral, as provided in the Intercreditor Agreement.

The security documents provide that the Liens securing the Secured Debt extend to the proceeds of any sale of Collateral. As a result, the collateral trustee’s Liens will apply to the proceeds of any such Collateral received in connection with any sale or other disposition of assets described in the preceding paragraph.

Release of Liens in Respect of Notes

The indenture and the collateral trust agreement provide that the collateral trustee’s Parity Liens upon the Shared Collateral no longer secures the notes outstanding under the indenture or any other Obligations under the indenture, and the right of the holders of notes and such Obligations to the benefits and proceeds of the collateral trustee’s Parity Liens on the Shared Collateral will terminate and be discharged:

(1)	upon satisfaction and discharge of the indenture as set forth under the caption “—Satisfaction and Discharge;”

(2)	upon a Legal Defeasance or Covenant Defeasance of all outstanding senior secured notes as set forth under the caption “—Legal Defeasance and Covenant Defeasance;”

(3)	upon payment in full and discharge of all senior secured notes outstanding under the indenture and all Obligations that are outstanding, due and payable under the indenture at the time the senior secured notes are paid in full and discharged; or

(4)	in whole or in part, with the consent of the holders of the requisite percentage of senior secured notes in accordance with the provisions described below under the caption “—Amendment, Supplement and Waiver.”

Amendment of Security Documents

The collateral trust agreement provides that no amendment or supplement to the provisions of any security document will be effective without the approval of the collateral trustee acting as directed by an Act of Required Debtholders, except that:

(1)	any amendment or supplement that has the effect solely of adding or maintaining Collateral, securing additional Secured Debt that was otherwise permitted by the terms of the Secured Debt Documents to be secured by the Collateral or preserving, perfecting or establishing the priority of the Liens thereon or the rights of the collateral trustee therein will become effective when executed and delivered by the Company or any other applicable Pledgor party thereto and the collateral trustee;

(2)	no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Secured Obligations:

(a)	to vote its outstanding Secured Debt as to any matter described as subject to an Act of Required Debtholders or direction by the Required Parity Lien Debtholders (or amends the provisions of this clause (2) or the definition of “Act of Required Debtholders” or “Required Parity Lien Debtholders”),

(b)	to share in the order of application described above under “—Order of Application” in the proceeds of enforcement of or realization on any Collateral, or

(c)	to require that Liens securing Secured Obligations be released only as set forth in the provisions described above under the caption “—Release of Liens on Collateral,”

will become effective without the consent of the requisite percentage or number of holders of each Series of Secured Debt so affected under the applicable Secured Debt Document; and

(3)	no amendment or supplement that imposes any obligation upon the collateral trustee or any Secured Debt Representative or adversely affects the rights of the collateral trustee or any Secured Debt Representative, respectively, in its individual capacity as such will become effective without the consent of the collateral trustee or such Secured Debt Representative, respectively.

Any amendment or supplement to the provisions of the security documents that releases Collateral will be effective only in accordance with the requirements set forth in the applicable Secured Debt Document referenced above under the caption “—Release of Liens on Collateral.” Any amendment or supplement that results in the collateral trustee’s Liens upon the Collateral no longer securing the notes and the other Obligations under the indenture may only be effected in accordance with the provisions described above under the caption “—Release of Liens in Respect of Notes.”

The collateral trust agreement provides that, notwithstanding anything to the contrary under the caption “—Amendment of Security Documents,” but subject to clauses (2) and (3) above:

(1)	any mortgage or other security document that secures Priority Lien Obligations may be amended or supplemented with the approval of the collateral trustee acting as directed in writing by the holders of the Priority Lien Debt, unless such amendment or supplement would not be permitted under the terms of the collateral trust agreement or any of the Secured Debt Documents;

(2)	any mortgage or other security document that secures Obligations may be amended or supplemented with the approval of the collateral trustee acting as directed in writing by an Act of the Required Debtholders, unless such amendment or supplement would not be permitted under the terms of the collateral trust agreement or the other Priority Lien Documents; and

(3)	any amendment or waiver of, or any consent under, any provision of the collateral trust agreement or any other security document that secures Priority Lien Obligations (except any such amendment, waiver or consent that releases Collateral with respect to which any consent of holders of Parity Lien Debt is required pursuant to the collateral trust agreement, which is governed by the provisions described above) applies automatically to any comparable provision of any comparable Parity Lien Document without the consent of or notice to any holder of Parity Lien Obligations and without any action by the Company or any other Pledgor or any holder of notes or other Parity Lien Obligations.

Voting

In connection with any matter under the collateral trust agreement requiring a vote of holders of Secured Debt, each Series of Secured Debt casts its votes in accordance with the Secured Debt Documents governing such Series of Secured Debt. The amount of Secured Debt to be voted by a Series of Secured Debt equals (1) the aggregate principal amount of Secured Debt held by such Series of Secured Debt (including outstanding letters of credit whether or not then available or drawn), plus (2) other than in connection with an exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Secured Debt. Following and in accordance with the outcome of the applicable vote under its Secured Debt Documents, the Secured Debt Representative of each Series of Secured Debt votes the total amount of Secured Debt under that Series as a block in respect of any vote under the collateral trust agreement.

Provisions of the Indenture Relating to Security

Equal and Ratable Sharing of Collateral by Holders of Parity Lien Debt

The indenture and all existing and future Parity Lien Documents provide that, notwithstanding:

(1)	anything to the contrary contained in the security documents;

(2)	the time of incurrence of any Series of Parity Lien Debt;

(3)	the order or method of attachment or perfection of any Liens securing any Series of Parity Lien Debt;

(4)	the time or order of filing or recording of financing statements, mortgages or other documents filed or recorded to perfect any Lien upon any Collateral;

(5)	the time of taking possession or control over any Collateral;

(6)	that any Parity Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7)	the rules for determining priority under any law governing relative priorities of Liens:

(a)	all Parity Liens granted at any time by the Company or any Guarantor secure, equally and ratably, all present and future Parity Lien Obligations; and

(b)	all proceeds of all Parity Liens granted at any time by the Company or any Guarantor will be allocated and distributed equally and ratably on account of the Parity Lien Debt and other Parity Lien Obligations.

The provisions described in this section are intended for the benefit of, and are enforceable as a third party beneficiary by, each present and future holder of Parity Lien Obligations, each present and future Parity Lien Representative and the collateral trustee as holder of Parity Liens. The Parity Lien Representative of each future Series of Parity Lien Debt is required to deliver a Lien Sharing and Priority Confirmation to the collateral trustee and the trustee at the time of incurrence of such Series of Parity Lien Debt.

Ranking of Parity Liens

The indenture and all existing and future Parity Lien Documents provide that, notwithstanding:

(1)	anything to the contrary contained in the security documents;

(2)	the time of incurrence of any Series of Secured Debt;

(3)	the order or method of attachment or perfection of any Liens securing any Series of Secured Debt;

(4)	the time or order of filing or recording of financing statements, mortgages or other documents filed or recorded to perfect any Lien upon any Collateral;

(5)	the time of taking possession or control over any Collateral;

(6)	that any Priority Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7)	the rules for determining priority under any law governing relative priorities of Liens,

all Parity Liens at any time granted by the Company or any Guarantor are subject and subordinate to all Priority Liens securing Priority Lien Obligations up to the Priority Lien Cap.

The provisions described under the caption “—Ranking of Parity Liens” are intended for the benefit of, and are enforceable as a third party beneficiary by, each present and future holder of Priority Lien Obligations, each present and future Priority Lien Representatives and the collateral trustee as holder of Priority Liens. No other Person is entitled to rely on, have the benefit of or enforce those provisions. The Parity Lien Representative of each future Series of Parity Lien Debt is required to deliver a Lien Sharing and Priority Confirmation to the collateral trustee and each Priority Lien Representative at the time of incurrence of such Series of Parity Lien Debt.

In addition, the provisions described under the caption “—Ranking of Parity Liens” are intended solely to set forth the relative ranking, as Liens, of the Liens securing Parity Lien Debt as against the Priority Liens. Neither the senior secured notes nor any other Parity Lien Obligations nor the exercise or enforcement of any right or remedy for the payment or collection thereof are intended to be, or will ever be by reason of the foregoing provision, in any respect subordinated, deferred, postponed, restricted or prejudiced.

Relative Rights

Nothing in the Note Documents will:

(1)	impair, as between the Company and the holders of notes, the obligation of the Company to pay principal of, premium and interest and Special Interest, if any, on the notes in accordance with their terms or any other obligation of the Company or any Guarantor;

(2)	affect the relative rights of holders of notes as against any other creditors of the Company or any Guarantor (other than holders of Priority Liens, Permitted Liens or other Parity Liens);

(3)	restrict the right of any holder of notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described above under the captions “—Collateral Trust Agreement—Restrictions on Enforcement of Parity Liens” or “—Collateral Trust Agreement—Insolvency or Liquidation Proceedings”);

(4)	restrict or prevent any holder of notes or other Parity Lien Obligations, the collateral trustee or any Parity Lien Representative from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by (a) ”—Collateral Trust Agreement—Restrictions on Enforcement of Parity Liens” or (b) ”—Collateral Trust Agreement—Insolvency or Liquidation Proceedings”; or

(5)	restrict or prevent any holder of notes or other Parity Lien Obligations, the collateral trustee or any Parity Lien Representative from taking any lawful action in an insolvency or liquidation proceeding not specifically restricted or prohibited by (a) ”—Collateral Trust Agreement—Restrictions on Enforcement of Parity Liens” or (b) ”—Collateral Trust Agreement—Insolvency or Liquidation Proceedings.”

Compliance with Trust Indenture Act

The indenture requires the Company to comply with the provisions of TIA §314.

To the extent applicable, the Company will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities subject to the Lien of the security documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an officer of the Company except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the trustee. Notwithstanding anything to the contrary in this paragraph, the Company will not be required to comply with all or any portion of TIA §314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA §314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to one or a series of released Collateral.

Further Assurances; Insurance

The indenture and the security documents provide that the Company and each of the other Pledgors will do or cause to be done all acts and things that may be required, or that the collateral trustee from time to time may reasonably request, to assure and confirm that the collateral trustee holds, for the benefit of the holders of Secured Obligations, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the notes are issued), in each case, as contemplated by, and with the Lien priority required under, the Secured Debt Documents.

Upon the reasonable request of the collateral trustee or any Secured Debt Representative at any time and from time to time, the Company and each of the other Pledgors will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions as shall be reasonably required, or that the collateral trustee may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Secured Debt Documents for the benefit of the holders of Secured Obligations.

The Company and the other Pledgors will:

(1)	keep their properties adequately insured at all times by financially sound and reputable insurers;

(2)	maintain such other insurance, to such extent and against such risks (and with such deductibles, retentions and exclusions), including fire and other risks insured against by extended coverage and coverage for acts of terrorism, as is customary with companies in the same or similar businesses operating in the same or similar locations, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by them;

(3)	maintain such other insurance as may be required by law;

(4)	maintain the title insurance, in the form delivered to the collateral trustee on May 2, 2005, on all existing real property Collateral, and with respect to real property acquired after May 2, 2005, maintain title insurance in form and substance comparable to the title insurance policies in effect on May 2, 2005, on all such after acquired real property Collateral insuring the collateral trustee’s Lien on that property, subject only to Permitted Liens and other exceptions to title approved by the Priority Lien Representative as long as there is Priority Lien Debt outstanding and thereafter, the collateral trustee; provided that title insurance need only be maintained on any particular parcel of real property having a Fair Market Value of less than $10.0 million if and to the extent title insurance is maintained in respect of Priority Liens on that property; and

(5)	maintain such other insurance as may be required by the security documents.

Upon the request of the collateral trustee, the Company and the other Pledgors furnish to the collateral trustee full information as to their property and liability insurance carriers. Holders of Secured Obligations, as a class, are named as additional insureds, with a waiver of subrogation, on all insurance policies of the Company and the other Pledgors and the collateral trustee is named as loss payee, with 30 days’ notice of cancellation or material change, on all property and casualty insurance policies of the Company and the other Pledgors.

Optional Redemption

At any time prior to May 1, 2009, the Company may redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of the holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraph, the notes are not redeemable at the Company’s option prior to May 1, 2009. The Company is not prohibited by the terms of the indenture, however, from acquiring the notes pursuant to an issuer tender offer, in open market transactions or otherwise, assuming such acquisition does not otherwise violate the terms of the indenture.

On or after May 1, 2009 the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	106.00%
2010	103.00%
2011 and thereafter	100.00%

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

If less than all of the notes are to be redeemed, the procedures described below under “—Selection and Notice” will apply.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase of Notes at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a Change of Control payment equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control payment date, the Company will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered, and not withdrawn, the Change of Control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control payment date. A Change in Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. Notes repurchased pursuant to a Change of Control Offer will be retired and cancelled.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control are applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization, spin-off or similar transaction.

The Company is not required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the purchase price for all of the notes that might be tendered by holders seeking to accept the Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Payment when due would result in an Event of Default under the indenture which would, in turn, constitute a default under the Credit Agreements.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision (but not the definition of Net Proceeds), each of the following will be deemed to be cash:

(a)	Cash Equivalents;

(b)	any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption agreement that releases the Company or such Restricted Subsidiary from further liability;

(c)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are, within 180 days of the Asset Sale, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;

(d)

any Designated Noncash Consideration received by the Company or any Restricted Subsidiary thereof in such Asset Sale having a Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (d) that is at that time outstanding, not to exceed the greater of (x) $50 million or (y) 2.5% of Total Assets at the time of receipt of such

Designated Noncash Consideration, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value;

(e)	any stock or assets of the kind referred to in clauses (4) or (6) of the next paragraph of this covenant; and

(f)	cash held in escrow as security for any purchase price settlement, for damages in respect of a breach of representations and warranties or certain covenants or for payment of other contingent obligations in connection with the Asset Sale.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale or a Casualty Event, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1)	to repay Priority Lien Debt and, if such Priority Lien Debt is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	to repay any Indebtedness secured by a Permitted Lien on the assets that were the subject of such Asset Sale or Casualty Event;

(3)	if such assets were sold by a Restricted Subsidiary that is not a Guarantor, to repay any Indebtedness of such Restricted Subsidiary or any other Restricted Subsidiary that (a) is not a Guarantor and (b) directly or indirectly owns all of the Capital Stock of such Restricted Subsidiary;

(4)	to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(5)	to make a capital expenditure (including the rebuilding, repair, replacement or construction of improvements to affected property with the Net Proceeds from Casualty Events); or

(6)	to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales or Casualty Events that are not applied or invested as provided in the second paragraph of this covenant constitutes Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $20 million, within ten days thereof, the Company will make an Asset Sale Offer to all holders of notes and all holders of other Parity Lien Debt containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other Parity Lien Debt that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest, if any, to the date of purchase and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount notes and other Parity Lien Debt tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other Parity Lien Debt to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The ABL Facility and the First Lien Term Loan Agreement prohibit the Company from purchasing any notes, and also provide that certain change of control or asset sale events with respect to the Company would constitute a default under these agreements. Any future credit agreements or other similar agreements relating to Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control of Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to repurchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the agreements governing such other Indebtedness. Finally, the Company’s ability to pay cash to holders of notes upon an Asset Sale of Change of Control may be limited by the Company’s financial resources.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements. The indentures governing the various Series of senior secured notes, including the indenture, do not contain any provisions requiring that redemption of senior secured notes of one Series be accompanied by a pro rata redemption of the senior secured notes of any other Series.

No notes of $2,000 or less can be redeemed in part. Notices of purchase or redemption will be mailed by first class mail at least 30 but not more than 60 days before the purchase or redemption date to each holder of notes to be purchased or redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be purchased or redeemed in part only, the notice of purchase or redemption that relates to that note will state the portion of the principal amount of that note that is to be purchased or redeemed. A new note in principal amount equal to the unpurchased or unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for purchase or redemption become due on the date fixed for purchase or redemption. On and after the purchase or redemption date, interest ceases to accrue on notes or portions of notes purchased or called for redemption.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)

make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Subsidiary Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except (i) a payment of interest or principal at the Stated Maturity thereof or (ii) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of such purchase, repurchase or other acquisition; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since May 2, 2005, (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (11) and (13) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from July 1, 2005 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	100% of the aggregate Qualified Proceeds and 100% of the Fair Market Value of property other than cash, received by the Company since May 2, 2005 as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company and other than Excluded Contributions); plus

(c)	to the extent that any Restricted Investment is sold for cash, is otherwise disposed of or is repurchased, redeemed, liquidated or repaid, 100% of the aggregate amount so received in cash and the Fair Market Value of other property so received subsequent to May 2, 2005 (less the cost of disposition, if any); plus

(d)	to the extent that any Unrestricted Subsidiary of the Company designated as such after May 2, 2005, is redesignated as a Restricted Subsidiary after May 2, 2005, the Fair Market Value of the Company’s Investment in such Subsidiary as of the date of such redesignation; plus

(e)	50% of any dividends received by the Company or a Restricted Subsidiary of the Company that is a Guarantor after May 2, 2005, from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Company for such period.

As of December 31, 2007, the Company had $329 million of Restricted Payment capacity pursuant to the foregoing provisions of this paragraph.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph and shall not constitute Excluded Contributions;

(3)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Subsidiary Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(5)	so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries, and any dividend payment or other distribution by the Company or a Restricted Subsidiary to a direct or indirect parent holding company of the Company utilized for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of such direct or indirect parent holding company held by any current or former officer, director, employee or consultant of the Company or any of its Restricted Subsidiaries or, in each case to the extent applicable, their respective estates, spouses, former spouses or family members or other permitted transferees, in each case, pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement or benefit plan of any kind; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5 million in any calendar year period (with unused amounts in any immediately preceding calendar year being carried over to the two immediately succeeding calendar years subject to a maximum carry-over amount of $10 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds from the sale of Equity Interests of the Company and, to the extent contributed to the Company as common equity capital, Equity Interests of any of the Company’s direct or indirect parent entities, in each case to officers, directors, employees or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent entities that occurs after May 2, 2005, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3)(b) of the preceding paragraph; provided that such cash proceeds shall not constitute Excluded Contributions, plus

(b)	the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after May 2, 2005, less

(c)	the amount of any Restricted Payments previously made pursuant to clauses (a) and (b) of this clause (5);

(6)	the repurchase of Equity Interests deemed to occur upon the exercise of stock options or warrants to the extent such Equity Interests represent a portion of the exercise price of those stock options or warrants;

(7)	so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after May 2, 2005, in accordance with the Consolidated Coverage Ratio test described below under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(8)	Permitted Payments to Parent;

(9)	so long as no Default has occurred and is continuing or would be caused thereby, upon the occurrence of a Change of Control and within 60 days after completion of the offer to repurchase notes pursuant to the covenant described above under the caption “—Repurchase of Notes at the Option of Holders—Change of Control” (including the purchase of all notes tendered), any purchase or redemption of Indebtedness of the Company that is contractually subordinated to the notes or any Subsidiary Guarantee that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control, at a purchase price not greater than 101% of the outstanding principal amount thereof (plus accrued and unpaid interest); provided that, prior to such repayment or repurchase, the Company shall have made the Change of Control Offer with respect to the notes as required by the indenture, and the Company shall have repurchased all notes validly tendered for payment and not withdrawn in connection with such Change of Control Offer;

(10)	so long as no Default has occurred and is continuing or would be caused thereby, after the completion of an Asset Sale Offer pursuant to the covenant described under the caption “—Repurchase of Notes at the Option of the Holders—Asset Sales” (including the purchase of all notes tendered), any purchase or redemption of Indebtedness of the Company that is contractually subordinated to the notes or any Subsidiary Guarantee that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale, at a purchase price not greater than 100% of the outstanding principal amount thereof (plus accrued and unpaid interest) with any Excess Proceeds that remain after consummation of an Asset Sale Offer; provided that, prior to such repayment or repurchase, the Company shall have made the Asset Sale Offer with respect to the notes as required by the indenture, and the Company shall have repurchased all notes validly tendered for payment and not withdrawn in connection with such Asset Sale Offer;

(11)	any payment solely to reimburse the Principal or its Affiliates for actual out-of-pocket expenses, not including fees paid directly or indirectly to Principal or its Affiliates, in connection with the Acquisition or for the provision of third party services to the Company and its Subsidiaries;

(12)	the redemption, repurchase or other acquisition for value of any common Equity Interests of any Foreign Subsidiary of the Company that are held by a Person that is not an Affiliate of the Company or to the extent required to satisfy applicable laws, rules or regulations in an aggregate amount since May 2, 2005, not to exceed $1 million; provided that the consideration for such redemption, repurchase or other acquisition is not in excess of either (x) the Fair Market Value of such common Equity Interests or (y) such amount required by applicable laws, rules or regulations;

(13)	Restricted Payments that are made with Excluded Contributions; and

(14)	so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount since May 2, 2005, not to exceed $25 million.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’

determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $25 million.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company and the Guarantors may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or preferred stock, if the Consolidated Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by the Company (and the Guarantee thereof by the Guarantors) of revolving credit Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of:

(A)	$350 million less the aggregate amount of all Net Proceeds of Asset Sales or Casualty Events applied by the Company or any of its Restricted Subsidiaries since May 2, 2005, to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase of Notes at the Option of Holders—Asset Sales” and less the aggregate principal amount of all Indebtedness incurred under clause (2) of this paragraph then outstanding, plus the amount of any reasonable fees, underwriting discounts, premiums, prepayment penalties and other costs and expenses incurred in connection with extending, refinancing, renewing, replacing or refunding any Credit Facility under which Indebtedness is incurred pursuant to this clause (1) or

(B)	the amount of the Borrowing Base as of the date of such incurrence;

(2)	Indebtedness incurred by a Receivables Entity in a Qualified Receivables Transaction that is not recourse to the Company or any of its Restricted Subsidiaries (except for Standard Securitization Undertakings); provided, however, that after giving effect to any such incurrence, the aggregate amount of all indebtedness incurred under this clause (2) and then outstanding does not exceed $350 million less:

(A)	the aggregate principal amount of all Indebtedness incurred under clause (1) of this paragraph and

(B)	the aggregate amount of all Net Proceeds of Asset Sales or Casualty Events applied by the Company or any of its Restricted Subsidiaries since May 2, 2005, to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase of Notes at the Option of Holders—Asset Sales” plus the amount of any reasonable fees, underwriting discounts, premiums, prepayment penalties and other costs and expenses incurred in connection with extending, refinancing, renewing, replacing or refunding any Credit Facility or any Indebtedness incurred pursuant to this clause (2);

(3)	the incurrence by the Company (and the Guarantee thereof by the Guarantors) of term Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (3) not to exceed $750 million less the aggregate amount of all Net Proceeds of Asset Sales or Casualty Events applied by the Company or any of its Restricted Subsidiaries since May 2, 2005, to repay any term Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase of Notes at the Option of Holders—Asset Sales;”

(4)	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(5)	the incurrence by the Company and the Guarantors of Indebtedness represented by the existing 10% senior secured notes, the existing floating rate senior secured notes and the existing senior subordinated notes and their related existing Subsidiary Guarantees issued on May 2, 2005, and the existing 10% senior secured notes, the existing floating rate senior secured notes and the existing senior subordinated notes and the related Subsidiary Guarantees issued in exchange therefor pursuant to the registration rights agreement related thereto entered into on May 2, 2005;

(6)	the incurrence by the Company or any of its Restricted Subsidiaries of Attributable Debt in connection with a Sale/Leaseback Transaction or Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, development, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (6), not to exceed 3% of Total Assets on the date of incurrence;

(7)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (4), (5), (6), (17), (18) or (19) of this paragraph;

(8)	the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a)	if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company or the Subsidiary Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (8);

(9)	the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (9);

(10)	the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(11)	the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(12)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness incurred in respect of Insurance Financing Arrangements and Indebtedness incurred in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance, completion and surety bonds, completion guarantees and similar obligations in the ordinary course of business;

(13)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(14)	the incurrence by the Company or a Restricted Subsidiary of Indebtedness arising from agreements of the Company or such Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the sale or other disposition of any business, assets or Capital Stock of the Company or any Restricted Subsidiary of the Company, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock; provided that (A) the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, whether or not cash, actually received by the Company and its Restricted Subsidiaries in connection with such disposition and (B) such Indebtedness is not reflected in the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (14);

(15)	the incurrence of contingent liabilities arising out of endorsements of checks and other negotiable instruments for deposit or collection in the ordinary course of business;

(16)	the incurrence of Indebtedness consisting of guarantees of loans or other extensions of credit to or on behalf of current or former officers, directors, employees, or consultants of the Company, any Restricted Subsidiary of the Company, or any direct or indirect parent of the Company for the purpose of permitting such Persons to purchase Capital Stock of the Company or any direct or indirect parent of the Company in an amount not to exceed $10 million at any one time outstanding;

(17)	the incurrence by a Foreign Subsidiary of additional Indebtedness in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (17), not to exceed $35 million at any time outstanding;

(18)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in connection with the acquisition of all of the Capital Stock of a Person that becomes a Restricted Subsidiary or all or substantially all of the assets of a Person, in each case, engaged in a Permitted Business having an aggregate principal amount at any one time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (18), not to exceed an amount equal to 100% of the Net Cash Proceeds received by the Company from the issuance or sale (other than to a Subsidiary of the Company) of its Capital Stock (other than Disqualified Stock) or as a contribution to the equity capital of the Company (other than as Disqualified Stock), in each case subsequent to May 2, 2005; provided, however, that such Net Cash Proceeds shall be excluded from clause (3)(b) of the first paragraph of the covenant described above the caption “—Restricted Payments” and shall not constitute Excluded Contributions; and

(19)	the incurrence by the Company or any of the Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (19), not to exceed $75 million.

The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Guarantee on substantially identical terms; provided, however, that no Indebtedness is deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company or any such Guarantor, as applicable, solely by reason of being unsecured or by reason of being secured on a first or junior Lien basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (19) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company (in its sole discretion) is permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on May 2, 2005 were initially deemed to have been incurred on such date in reliance on the exceptions provided by clauses (1) and (3) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Interest Expense of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date is:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Liens

The Company will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired.

Limitation on Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction, unless:

(1)

the Company or such Restricted Subsidiary, as applicable, would be entitled to (a) incur Indebtedness in an amount equal to the Attributable Debt relating to such Sale/Leaseback Transaction pursuant to the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (b) create a Lien to secure such Attributable Debt pursuant to the covenant described above under the caption “—Liens;”

(2)	the gross cash proceeds received by the Company or any such Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the Fair Market Value of the property that is the subject of that Sale/Leaseback Transaction; and

(3)	the Company or such Restricted Subsidiary applies the Net Proceeds of such transaction in compliance with the covenant described above under the caption “—Repurchase of Notes at the Option of Holders—Asset Sales.”

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Existing Indebtedness and the Credit Facilities as in effect on May 2, 2002 and any amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on May 2, 2005;

(2)	the indenture, the notes, the existing floating rate senior secured indenture, the existing floating rate senior secured notes, the Subsidiary Guarantees, the senior subordinated note indenture, the existing senior subordinated notes and the related guarantees;

(3)	applicable law, rule, regulation or order;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending such sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	customary limitations on the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, options, sale-leaseback agreements, stock sale agreements, lease agreements, licenses and other similar agreements entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11)	restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

(12)	provisions in agreements or instruments that prohibit the payment of dividends or the making of other distributions with respect to any Capital Stock of a Person other than on a pro rata basis;

(13)	any encumbrance or restriction existing under or by reason of Indebtedness or other contractual requirement of a Receivables Entity or any Standard Securitization Undertaking, in each case in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Entity and Receivables and Related Assets;

(14)	any encumbrance or restriction contained in any Indebtedness incurred by a Foreign Subsidiary pursuant to clause (17) of the definition of Permitted Debt that applies only to such Foreign Subsidiary;

(15)	any encumbrance or restriction contained in any Indebtedness incurred by the Company or a Guarantor subsequent to May 2, 2005, pursuant to clause (18) of the definition of Permitted Debt; and

(16)	restrictions in other Indebtedness incurred in compliance with the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided that such restrictions, taken as a whole, are, in the good faith judgment of the Company’s Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in the existing agreements referenced in clauses (1) and (2) above.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that, in the case such Person is not a corporation, a co-obligor of the notes is a corporation;

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period;

(a)	be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or

(b)	would have a Consolidated Coverage Ratio that is equal to or greater than the Consolidated Coverage Ratio of the Company immediately prior to such transaction.

In addition, the Company will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1)	a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction; or

(2)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2)	the Company delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)

any consulting or employment agreement or arrangements, incentive compensation plan, stock option or stock ownership plan, employee benefit plan, severance arrangements, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries for the benefit of directors, officers, employees and consultants of the Company or a direct or indirect parent of the Company and payments and transactions pursuant thereto, including, without limitation, those payments described above under the captions “Management—Compensation Discussion and Analysis—Employment Agreements” and “Management—Compensation of Directors”;

(2)	transactions between or among the Company and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable directors’ fees to Persons who are not employees of the Company;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of the Company or any contribution to the capital of the Company (other than as Disqualified Stock);

(6)	Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments”;

(7)	any payment solely to reimburse Principal or its Affiliates for actual out-of-pocket expenses, not including fees paid directly or indirectly to Principal or its Affiliates, in connection with the Acquisition or for the provision of third party services to the Company and its Subsidiaries;

(8)	any agreement or arrangements as in effect on May 2, 2005, and described in the Company’s offering circular dated April 22, 2005, under the heading “Certain Relationships and Related Party Transactions,” and any renewals, extensions or replacements of any such agreement or arrangements (so long as such renewals, extensions or replacements are not, taken as a whole, materially less favorable to the holders of the notes as determined by the Board of Directors in its reasonable good faith judgment) and the transactions contemplated thereby;

(9)	loans or advances to employees in the ordinary course of business not to exceed $10 million in the aggregate at any one time outstanding;

(10)	Permitted Payments to Parent;

(11)	transactions with a joint venture engaged in a Permitted Business; provided that all the outstanding ownership interests of such joint venture are owned only by the Company, its Restricted Subsidiaries and Persons that are not Affiliates of the Company;

(12)	sales or purchases of goods or services, in each case in the ordinary course of business, on terms no less favorable to the Company or the applicable Restricted Subsidiary than those that are actually being obtained substantially contemporaneously in comparable transactions with Persons that are not Affiliates of the Company, and otherwise in compliance with the terms of the indenture;

(13)	transactions effected as part of a Qualified Receivables Transaction;

(14)	repurchases of notes, existing floating rate senior secured notes and existing senior subordinated notes if repurchased on the same terms as offered to Persons that are not Affiliates of the Company; and

(15)	any Investment of the Company or any of its Restricted Subsidiaries existing on May 2, 2005, and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case pursuant to the terms of such Investments as in effect on May 2, 2005.

Business Activities

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Additional Subsidiary Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after May 2, 2005, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute supplemental indentures and deliver an opinion of counsel satisfactory to the trustee within 20 business days of the date on which it was acquired or created.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would no longer meet the requirements for designation as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or the Consolidated Coverage Ratio is equal to or greater immediately following such designation than the Consolidated Coverage Ratio immediately preceding such designation calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

No Amendment to Subordination Provisions

Without the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding, the Company will not amend, modify or alter the existing senior subordinated note indenture in any way to:

(1)	increase the rate of or change the time for payment of interest on any existing senior subordinated notes;

(2)	increase the principal of, advance the final maturity date of or shorten the Weighted Average Life to Maturity of any existing senior subordinated notes;

(3)	alter the redemption provisions or the price or terms at which the Company is required to offer to purchase any existing senior subordinated notes; or

(4)	amend the provisions of Article 10 of the existing senior subordinated note indenture (which relate to subordination).

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations (together with extensions granted by the SEC):

(1)	all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

Notwithstanding the foregoing, the requirement to furnish current, quarterly and annual reports to holders of notes will be deemed satisfied prior to the commencement of the exchange offer contemplated by the registration rights agreement or the effectiveness of a shelf registration statement if the information that would have been contained in such reports is included in the registration statement relating to the exchange offer and/or the shelf registration statement, or any amendments thereto, and filed with the SEC within the time periods contemplated above.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time after consummation of the exchange offer contemplated by the registration rights agreement, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)	default for 30 days in the payment when due of interest on, or Special Interest, if any, with respect to, the notes;

(2)	default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)	failure by the Company or any of its Restricted Subsidiaries for 30 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with the provisions described under the captions “—Repurchase of Notes at the Option of Holders—Change of Control,” “—Repurchase of Notes at the Option of Holders—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4)	failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with any of the other agreements in the indenture or the security documents;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary (or the payment of which is guaranteed by the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary), whether such Indebtedness or Guarantee now exists, or is created after May 2, 2005, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25 million or more;

(6)	failure by the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25 million (net of any amounts covered by insurance or pursuant to which the Company is indemnified to the extent that the third party under such agreement acknowledges its obligations thereunder), which judgments are not paid, discharged or stayed for a period of 60 days and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree that is not promptly stayed;

(7)	the occurrence of any of the following:

(a)	except as permitted by the indenture, any security document is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force or effect; provided, that it will not be an Event of Default under this clause (7)(a) if the sole result of the failure of one or more security documents to be fully enforceable is that any Parity Lien purported to be granted under such security documents on Shared Collateral, individually or in the aggregate, having a Fair Market Value of not more than $25 million ceases to be an enforceable and perfected second-priority Lien, subject only to Permitted Liens;

(b)	any Parity Lien purported to be granted under any security document on Shared Collateral, individually or in the aggregate, having a Fair Market Value in excess of $25 million ceases to be an enforceable and perfected second-priority Lien (subject only to Permitted Liens) for any reason other than a failure of the collateral trustee or any of its agents to take any action within its control; or

(c)	the Company or any other Pledgor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Company or any other Pledgor set forth in or arising under any security document;

(8)	except as permitted by the indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Subsidiary Guarantee;

(9)	certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary;

(10)	the payment of any dividend by any Parent Entity with the proceeds of an incurrence of Indebtedness or an issuance of preferred stock that is consummated after May 2, 2005, and on or prior to May 2, 2007 unless after giving effect to such incurrence or issuance and the payment of such dividend the Consolidated Group Leverage Ratio would be less than 4.5 to 1.0; and

(11)	Parent or any of its Subsidiaries purchases, repurchases, redeems or otherwise acquires or retires for value any Holdco Notes other than with the proceeds of a sale of common equity of Parent or a contribution to the common equity capital of Parent (other than from the Company or one of its Subsidiaries).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided that so long as any Indebtedness permitted to be incurred pursuant to the Credit Facilities is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness under the Credit Facilities or (2) five business days after receipt by the Company of written notice of such acceleration.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Special Interest, if any.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee is under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Special Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security reasonably satisfactory to it or indemnity against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Special Interest, if any, on, or the principal of, the notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, manager, incorporator (or Person forming any limited liability company), stockholder, agent or member of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Note Documents, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note and a Subsidiary Guarantee waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes and the Subsidiary Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since May 2, 2005, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)	the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7)	the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released from the Lien securing the notes, as provided under the caption “—Collateral Trust Agreement—Release of Liens in Respect of Notes,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture (and/or the notes outstanding thereunder or the Subsidiary Guarantees included therein) may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding under the indenture (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Subsidiary Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the notes then outstanding under the indenture (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase of Notes at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes then outstanding under that indenture and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on, the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase of Notes at the Option of Holders”);

(8)	release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture or any security document that has the effect of releasing all or substantially all of the Shared Collateral from the Liens securing the notes issued under that indenture require the consent of the holders of at least 66 2/3% in aggregate principal amount of the notes then outstanding under the indenture.

Notwithstanding the preceding paragraphs, without the consent of any holder of notes, the Company, the Guarantors and the trustee may amend or supplement the indenture, the notes or the Subsidiary Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of the Company’s or a Guarantor’s obligations to holders of notes and Subsidiary Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to conform the text of the indenture, the Subsidiary Guarantees or the notes to any provision of this Description of New Notes to the extent that such provision in this Description of New Notes was intended to be a verbatim recitation of a provision of the indenture, the Subsidiary Guarantees or the notes;

(7)	to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of May 2, 2005;

(8)	to allow any Guarantor to execute a supplemental indenture and/or a Subsidiary Guarantee with respect to the notes;

(9)	to make, complete or confirm any grant of Shared Collateral permitted or required by the indenture or any of the security documents or any release of Collateral that becomes effective as set forth in the indenture or any of the security documents; or

(10)	to comply with the rules of any applicable securities depository.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment, waiver, supplement or consent. It is sufficient if the consent approves the substance of the proposed amendment, waiver, supplement or consent.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)	the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Lien securing the notes, as provided under the caption “—Collateral Trust Agreement—Release of Liens in Respect of Notes,” upon a satisfaction and discharge in accordance with the provisions described above.

Concerning the Trustee

If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions to be specified in the indenture. The indenture provides that in case an Event of Default occurs and is continuing, the trustee is required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The indenture, the notes and the guarantees are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“ABL Collateral” means all now owned or hereafter acquired (a) “accounts” and “payment intangibles,” other than “payment intangibles” (in each case, as defined in Article 9 of the UCC) which constitute identifiable proceeds of the Shared Collateral and/or the Separate Collateral, (b) ”inventory” (as defined in Article 9 of the UCC) or documents of title for any inventory; (c) “deposit accounts” (as defined in Article 9 of the UCC), “securities accounts” (as defined in Article 8 of the UCC), including all monies, “uncertificated securities,” and “securities entitlements” (as defined in Article 8 of the UCC) contained therein (including all cash, marketable securities and other funds held in or on deposit in either of the foregoing), “instruments” (as defined in Article 9 of the UCC), including Intercompany Notes of Subsidiaries, and “chattel paper” (as defined in Article 9 of the UCC); provided, however, that to the extent that instruments or chattel paper constitute identifiable proceeds of the Shared Collateral or the Separate Collateral or other identifiable proceeds of the Shared Collateral or the Separate Collateral are deposited or held in any such bank accounts or securities accounts after an Enforcement Notice, then such instruments, chattel paper or other identifiable proceeds shall be treated as Shared Collateral or Separate Collateral (as applicable); (d) General Intangibles pertaining to the other items of property included within clauses (a), (b), (c), (e) and (f) of this definition of ABL Collateral, including, without limitation, all contingent rights with respect to warranties on inventory or accounts which are not yet “payment intangibles” (as defined in Article 9 of the UCC); (e) “records” (as defined in Article 9 of the UCC), “supporting obligations” (as defined in Article 9 of the UCC), commercial tort claims or other claims and causes of action, in each case, to the extent related primarily to any of the foregoing; and (f) substitutions, replacements, accessions, products and proceeds (including, without limitation, insurance proceeds, licenses, royalties, income, payments, claims, damages and proceeds of suit) of any or all of the foregoing.

“ABL Facility” means that certain Revolving Loan Credit and Guarantee Agreement, dated as of May 2, 2005, by and among the Company, the guarantors party thereto, the lenders party thereto, Goldman Sachs Credit Partners L.P., as Administrative Agent, Joint Lead Arranger, Joint Bookrunner and Co-Syndication Agent, UBS Securities LLC, as Joint Lead Arranger, Joint Bookrunner and Co-Syndication Agent, and JPMorgan Chase Bank, N.A., as revolving loan collateral agent.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the transactions contemplated by the Purchase Agreement dated as of January 14, 2005 between Maple Acquisition LLC and MeadWestvaco Corporation, including the borrowings under the Credit Agreements and the offering of the existing 10% senior secured notes, the existing floating rate senior secured notes and the existing senior subordinated notes.

“Act of Required Debtholders” means, as to any matter at any time:

(1)	prior to the Discharge of Priority Lien Obligations, a direction in writing delivered to the collateral trustee by or with the written consent of the holders of more than 50% of the sum of:

(a)	the aggregate outstanding principal amount of Priority Lien Debt (including outstanding letters of credit whether or not then available or drawn); and

(b)	other than in connection with the exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Priority Lien Debt; and

(2)	at any time after the Discharge of Priority Lien Obligations, a direction in writing delivered to the collateral trustee by or with the written consent of the holders of Parity Debt representing the Required Parity Lien Debtholders.

For purposes of this definition, (a) Secured Debt registered in the name of, or beneficially owned by, the Company or any Affiliate of the Company (other than senior secured notes held by any Person that is an Affiliate of the Company as of May 2, 2005, and that is regulated by any banking or insurance authority) will be deemed not to be outstanding, and (b) votes will be determined in accordance with the provisions described above under the caption “—Collateral Trust Agreement—Voting.”

“Actionable Default” means (1) the failure to pay any payment of principal of or interest on any Series of Secured Debt outstanding in the amount of $25 million or more resulting in an event of default under the applicable Series of Secured Debt after payment is due, including payments that are due (or if any required offer had been timely made would be due) in respect of any mandatory offer to purchase Parity Lien Debt resulting in an event of default under the applicable Series of Secured Debt, (2) the failure to pay in full, when due and payable in full (whether at maturity, upon acceleration or otherwise), the ABL Facility, the First Lien Term Loans, the senior secured notes or any other Series of Secured Debt outstanding in the amount of $25 million or more, (3) the exercise by the collateral trustee or any of its co-trustees or agents of any right or power that is exercisable by it only upon default to take sole and exclusive dominion or control over any deposits in a deposit account, commodity contract in a commodity account or financial asset in a securities account constituting any Shared Collateral or the delivery of any instructions to the collateral trustee directing it to foreclose or otherwise enforce, or to disburse the proceeds of enforcement of, any Lien upon any Collateral, or (4) the occurrence of any event of default under the indenture, the floating rate senior secured indenture or any Credit Agreement arising from the commencement of any bankruptcy case, receivership or other insolvency or liquidation proceeding by or against the Company or any of its Subsidiaries or any similar default provision at any time in effect under any indenture or agreement governing any Series of Secured Debt.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of such note; or

(2)	the excess of:

(a)	the present value at such redemption date of (A) the redemption price of such note at May 1, 2009 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”), plus (ii) all required interest payments due on such note through May 1, 2009 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of such note.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase of Notes at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries (other than directors’ qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary).

Notwithstanding the preceding, none of the following items are deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $10 million;

(2)	a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

(4)	the licensing of intellectual property or other general intangibles to third persons on customary terms as determined by the Board of Directors in good faith and the ordinary course of business;

(5)	the sale or disposition in the ordinary course of business of any property or equipment that has become damaged, worn-out or obsolete, in the ordinary course of business;

(6)	to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property for use in a Permitted Business;

(7)	the sale or other disposition of cash or Cash Equivalents;

(8)	a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(9)	the sale, lease, sub-lease, license, sub-license, consignment, conveyance or other disposition of equipment, inventory or other assets in the ordinary course of business, including leases with respect to facilities that are temporarily not in use or pending their disposition, or accounts receivable in connection with the compromise, settlement or collection thereof.

(10)	the creation of a Lien (but not the sale or other disposition of property subject to such Lien); and

(11)	the transfer or sale of Receivables and Related Assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity or to any other Person in connection with a Qualified Receivables Transaction or the creation of a Lien on any such Receivables or Related Assets in connection with a Qualified Receivables Transaction.

“Asset Sale Offer” has the meaning assigned to that term in the indenture.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes as at such time of determination, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee or board of directors of such company or of the sole member or of the managing member thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to:

(1)	85% of the face amount of all accounts receivable owned by the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date that were not more than 180 days past due; plus

(2)	75% of the book value of all inventory, net of reserves, owned by the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date;

provided that any accounts receivable or inventory that are utilized in connection with a Qualified Receivables Transaction will be excluded from the Borrowing Base.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 360 days from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreements or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better at the time of acquisition;

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having at the time of acquisition one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Service and, in each case, maturing within nine months after the date of acquisition;

(6)	securities issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and at the time of acquisition thereof, having one of the two highest ratings obtainable from either Standard & Poor’s Rating Services or Moody’s Investors Service, Inc.;

(7)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8)	local currencies held by the Company or any of its Restricted Subsidiaries, from time to time in the ordinary course of business and consistent with past practice.

“Casualty Event” means any taking under power of eminent domain or similar proceeding and any insured loss, in each case relating to property or other assets that constituted Shared Collateral.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” (as defined above), other than a Principal or a Related Party of a Principal, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

(4)	after an initial public offering of the Company or any direct or indirect parent of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Change of Control Offer” has the meaning assigned to that term in the indenture.

“Class” means (1) in the case of Parity Lien Debt, all Series of Parity Lien Debt, taken together, and (2) in the case of Priority Lien Debt, all Series of Priority Lien Debt, taken together.

“Collateral” means, collectively, the Shared Collateral and the Separate Collateral.

“collateral trustee” means The Bank of New York, in its capacity as collateral trustee under the collateral trust agreement, together with its successors in such capacity.

“Consolidated Adjusted EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that such Interest Expense was deducted in computing such Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5)	nonrecurring charges or expenses made or incurred in connection with any restructuring and transaction costs incurred in connection with any future acquisition, to the extent deducted in computing such Consolidated Net Income; minus

(6)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP; provided that for each fiscal quarter ending prior to May 2, 2005, the Consolidated Adjusted EBITDA of the Company will be deemed to be $85 million.

“Consolidated Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Adjusted EBITDA of such Person for such period to the Interest Expense of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock subsequent to the commencement of the period for which the Consolidated Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Coverage Ratio is made (the “Calculation Date”), then the Consolidated Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Consolidated Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act), including Pro Forma Cost Savings whether or not such Pro Forma Cost Savings comply with Regulation S-X, as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Adjusted EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, are excluded (including by adding back the amount of any attributable Consolidated Adjusted EBITDA that was negative);

(3)	the Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, are excluded, but only to the extent that the obligations giving rise to such Interest Expense are not obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date is deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date is deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

“Consolidated Group Leverage Ratio” means, on any date, the ratio of:

(1)

the aggregate principal amount, without duplication, of all Indebtedness of any of the Parent Entities plus all Indebtedness of Subsidiaries of any Parent Entity (other than Unrestricted Subsidiaries of the

Company), with letters of credit being deemed to have a principal amount for this purpose equal to the face amount thereof, whether or not drawn, to:

(2)	the aggregate amount of the Company’s Consolidated Adjusted EBITDA for the most recent four-quarter period for which financial information is available.

In addition, for purposes of calculating the Consolidated Group Leverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Consolidated Group Leverage Ratio is made (the “Group Leverage Calculation Date”) will be given pro forma effect (in accordance with Regulation S-X under the Securities Act), including Pro Forma Cost Savings whether or not such Pro Forma Cost Savings comply with Regulation S-X, as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Adjusted EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Group Leverage Calculation Date, will be excluded (including by adding back the amount of any attributable Consolidated Adjusted EBITDA that was negative);

(3)	the Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Group Leverage Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Group Leverage Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Group Leverage Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period; and

(5)	any Person that is not a Restricted Subsidiary on the Group Leverage Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	all goodwill impairment charges will be excluded;

(5)	non-cash compensation charges or other non-cash expenses or charges arising from the grant of or issuance or repricing of stock, stock options or other equity-based awards to directors, officers or employees of the Company and its Restricted Subsidiaries will be excluded; and

(6)	transaction costs and restructuring charges incurred in connection with the Acquisition, in an aggregate amount not to exceed $10 million, will be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)	was a member of such Board of Directors on May 2, 2005; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Credit Agreements” means each of the ABL Facility and the First Lien Term Loan Agreement, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of a receivables financing or sales of debt securities to institutional investors) in whole or in part from time to time, including any related agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings or letters of credit thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreements), indentures or commercial paper facilities, in each case, with banks or other institutional lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuances of senior secured notes, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise), substituted or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or any Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officer’s certificate delivered to the Trustee, setting forth the basis of such valuation.

“Discharge of Priority Lien Obligations” means the occurrence of all of the following:

(1)	termination or expiration of all commitments to extend credit that would constitute Priority Lien Debt;

(2)	payment in full in cash of the principal of and interest and premium (if any) on all Priority Lien Debt (other than any undrawn letters of credit);

(3)	discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit constituting Priority Lien Debt; and

(4)	payment in full in cash of all other Priority Lien Obligations that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Enforcement Notice” means a written notice delivered pursuant to the Intercreditor Agreement, at a time when an event of default under the ABL Facility or an event of default under the First Lien Term Loan Agreement has occurred and is continuing, by either Secured Debt Representative thereunder to the other, specifying the relevant event of default.

“equally and ratably” means, in reference to sharing of Liens or proceeds thereof as between holders of Secured Obligations within the same Class, that such Liens or proceeds:

(1)	will be allocated and distributed first to the Secured Debt Representative for each outstanding Series of Secured Debt within that Class, for the account of the holders of such Series of Secured Debt, ratably in proportion to the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made under such letters of credit) on each outstanding Series of Secured Debt within that Class when the allocation or distribution is made, and thereafter,

(2)	will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit) on all outstanding Secured Obligations within that Class) to the Secured Debt Representative for each outstanding Series of Secured Obligations within that Class, for the account of the holders of any remaining Secured Obligations within that Class, ratably in proportion to the aggregate unpaid amount of such remaining Secured Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative and the collateral trustee) prior to the date such distribution is made;

provided, however, that the term “equally and ratably” will be modified as provided above under the caption “—Provisions of the Indenture Relating to Security—Equal and Ratable Sharing of Collateral by Holders of Parity Lien Debt” in the circumstances described under that caption.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offer and sale of Qualified Capital Stock of the Company or a direct or indirect parent of the Company (other than to a Subsidiary of the Company) pursuant to a registration statement that has been declared effective by the Securities and Exchange Commission pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

“Exchange Notes” means the notes issued in the Exchange Offer pursuant to the registration rights agreement.

“Exchange Offer” has the meaning set forth for such term in the registration rights agreement.

“Excluded Contributions” means the net cash proceeds received by the Company after May 2, 2005, from (i) contributions (other than from any Subsidiary) to its common equity capital and (ii) the sale (other than to any Subsidiary or any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company, in each case designated as Excluded Contributions on the date of receipt pursuant to an officer’s certificate delivered to the Trustee.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreements) in existence on May 2, 2005.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the indenture).

“First Lien Term Loan Agent” means, at any time, the Person serving at such time as the “Agent” or “Administrative Agent” under the First Lien Term Loan Agreement or any other representative then most recently designated in accordance with the applicable provisions of the First Lien Term Loan Agreement, together with its successors in such capacity.

“First Lien Term Loan Agreement” means that certain Term Loan Credit and Guaranty Agreement, dated as of May 2, 2005, by and among the Company, the guarantors party thereto, the lenders party thereto, Goldman Sachs Credit Partners L.P., as Administrative Agent, Joint Lead Arranger, Joint Bookrunner and Co-Syndication Agent and UBS Securities LLC, as Joint Lead Arranger, Joint Bookrunner and Co-Syndication Agent.

“First Lien Term Loans” means the principal of and interest and premium (if any) on Indebtedness of the Company incurred under the First Lien Term Loan Agreement.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles which are in effect on May 2, 2005, set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession or in the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“General Intangibles” means “general intangibles” (as defined in Article 9 of the UCC), but excluding “payment intangibles” (as defined in Article 9 of the UCC), claims under agreements of the type described under clauses (1), (2) and (3) of the definition of “Hedging Obligations” and Intellectual Property (as defined in the Intercreditor Agreement) and any rights thereunder.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means each of:

(1)	each of the Company’s Subsidiaries as of May 2, 2005; and

(2)	any other Subsidiary of the Company that executes a Subsidiary Guarantee in accordance with the provisions of the indenture,

and their respective successors and assigns, in each case, until the Subsidiary Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designated for the purpose of fixing, hedging or swapping interest rate risk;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“HoldCo Notes” means the floating rate senior unsecured notes issued by the Parent on May 2, 2005, any exchange notes issued in connection with any registration of such notes, and any additional floating rate senior unsecured notes issued by the Parent as payment of interest.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (other than letters of credit issued in respect of trade payables entered into in the ordinary course);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

“insolvency or liquidation proceeding” means:

(1)	any case commenced by or against the Company or any other Pledgor under Title 11, U.S. Code or any similar federal or state law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company or any other Pledgor, any receivership or assignment for the benefit of creditors relating to the Company or any other Pledgor or any similar case or proceeding relative to the Company or any other Pledgor or its creditors, as such, in each case whether or not voluntary;

(2)	any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any other Pledgor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3)	any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any other Pledgor are determined and any payment or distribution is or may be made on account of such claims.

“Insurance Financing Arrangements” means any agreement between the Company or any of its Subsidiaries with an insurance carrier or an Affiliate of such issuance carrier providing insurance maintained by the Company or any of its Subsidiaries in the ordinary course of business which enables the Company and its Subsidiaries to pay any insurance premiums and applicable financing charges due in respect of any such insurance coverage in installments over the term of the applicable insurance policy.

“Intercompany Notes of Subsidiaries” means all indebtedness owing by any of the Company’s Subsidiaries to the Company or any of the Company’s other Subsidiaries, whether or not represented by a note or agreement.

“Intercreditor Agreement” means that certain intercreditor agreement, dated as of May 2, 2005, among the Company, NewPage Holding Corporation, certain subsidiaries of the Company, the revolving loan collateral agent under the ABL Facility and the collateral trustee, as amended, supplemented, restated, modified, renewed or replaced (whether upon or after termination or otherwise), in whole or in part from time to time, or any other successor agreement and whether among the same or any other parties.

“Interest Expense” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, whether paid or accrued; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)

the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any Disqualified Stock or preferred stock of any of its Restricted

Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding (i) commission, travel and similar advances to officers and employees made in the ordinary course of business and (ii) extensions of credit to customers or advances, deposits or payment to or with suppliers, lessors or utilities or for workers’ compensation, in each case, that are incurred in the ordinary course of business and recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset.

“Lien Sharing and Priority Confirmation” means:

(1)	as to any Series of Parity Lien Debt, the written agreement of the holders of such Series of Parity Lien Debt, as set forth in the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, for the enforceable benefit of all holders of each existing and future Series of Priority Lien Debt and Parity Lien Debt, each existing and future Priority Lien Representative and Parity Lien Representative and each existing and future holder of Permitted Liens:

(a)	that all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by the Company or any Guarantor to secure any Obligations in respect of such Series of Parity Lien Debt, whether or not upon property otherwise constituting Shared Collateral for such Series of Parity Lien Debt, and that all such Parity Liens will be enforceable by the collateral trustee for the benefit of all holders of Parity Lien Obligations equally and ratably; provided that the holders of any future Parity Lien Debt that constitutes a “security” for purposes of the Securities Act of 1933, as amended, will not be entitled to be secured by any Separate Collateral;

(b)	that the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the collateral trust agreement, including the provisions relating to the ranking of Parity Liens and the order of application of proceeds from the enforcement of Parity Liens;

(c)	consenting to and directing the collateral trustee to perform its obligations under the collateral trust agreement and the other security documents; and

(d)	consenting to the terms of the Intercreditor Agreement; and

(2)	as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement, indenture or other agreement governing such Series of Priority Lien Debt, for the enforceable benefit of all holders of each existing and future Series of Parity Lien Debt, each existing and future Parity Lien Representative and each existing and future holder of Permitted Liens:

(a)	that all Priority Lien Obligations will be and are secured equally and ratably by all Priority Liens at any time granted by the Company or any other Pledgor to secure any Obligations in respect of such Series of Priority Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Priority Lien Debt, and that all such Priority Liens will be enforceable by the collateral trustee for the benefit of all holders of Priority Lien Obligations equally and ratably; provided that the holders of any future Priority Lien Debt that constitutes a “security” for purposes of the Securities Act of 1933, as amended, will not be entitled to be secured by any Separate Collateral;

(b)	that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions of the collateral trust agreement, including the provisions relating to the ranking of Priority Liens and the order of application of proceeds from enforcement of Priority Liens;

(c)	consenting to and directing the collateral trustee to perform its obligations under the collateral trust agreement and the other security documents; and

(d)	consenting to the terms of the Intercreditor Agreement.

“London Banking Day” means any business day in which dealings in U.S. dollar deposits are transacted in the London interbank market.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale (without giving effect to the $10 million threshold provided in the definition thereof); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2)	any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss); and

(3)	any unrealized non-cash gains or losses in respect of Hedging Obligations (including those resulting from the application of FAS 133), to the extent that such gains or losses are deducted in computing Net Income.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale or Casualty Event (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration, including Designated Non-cash Consideration, received in any Asset Sale), net of the direct costs relating to such Asset Sale or Casualty Event, including, without limitation, legal, accounting and investment banking fees, appraisal and insurance adjuster fees and sales commissions, and any relocation expenses incurred as a result of the Asset Sale or Casualty Event, as the case may be, taxes paid or payable as a result of the Asset Sale or Casualty Event, in each case to the extent applicable to such Asset Sale or Casualty Event, after taking into account, without duplication, (1) any reserve or payment with respect to liabilities associated with such asset or assets and retained by the Company or a Restricted Subsidiary after such sale or other disposition thereof, including, without limitation, severance costs, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction, (2) any reserves for adjustment in respect of the sale price of such asset established in accordance with GAAP, and (3) any cash escrows in connection with purchase price adjustments, reserves or indemnities (until released).

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which (a) the explicit terms provide that there is no recourse against any assets of the Company or any of its Restricted Subsidiaries or (b) the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Note Documents” means the indenture, the notes and the security documents.

“Obligations” means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any Indebtedness.

“Parent” means NewPage Holding Corporation, a Delaware corporation and the direct parent entity of the Company.

“Parent Entity” means Parent or any other Person that, directly or indirectly, has record or beneficial ownership of 50% or more of the Voting Stock or 50% or more (measured by Fair Market Value) of the Capital Stock of the Company; provided that Escanaba Timber LLC and its direct and indirect parent entities shall not be considered to be Parent Entities within the meaning of this definition.

“Parity Lien” means a Lien granted by a security document to the collateral trustee, at any time, upon any property of the Company or any Guarantor to secure Parity Lien Obligations.

“Parity Lien Debt” means:

(1)	the existing 10% senior secured notes and existing floating rate senior secured notes (including any related exchange notes) and the related Subsidiary Guarantees issued on May 2, 2005, and all other Obligations of the Borrower or the Guarantors under the indenture or the floating rate senior secured indenture; and

(2)	any other Indebtedness of the Company (including additional notes), which may be guaranteed by the Guarantors, that is secured equally and ratably with the existing 10% senior secured notes and the existing floating rate senior secured notes by a Parity Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided that:

(a)	the net proceeds are used to refund, refinance, replace, defease, discharge or otherwise acquire or retire Priority Lien Debt or other Parity Lien Debt; or

(b)	on the date of incurrence of such Indebtedness, after giving pro forma effect to the incurrence thereof and the application of the proceeds therefrom, the Secured Leverage Ratio would not be greater than 4.0 to 1.0;

provided, further, in the case of any Indebtedness referred to in clause (2) of this definition:

(a)	on or before the date on which such Indebtedness is incurred by the Company, such Indebtedness is designated by the Company, in an officers’ certificate delivered to each Parity Lien Representative and the collateral trustee, as “Parity Lien Debt” for the purposes of the indenture, the existing floating rate senior secured indenture and the collateral trust agreement; provided that no Series of Secured Debt may be designated as both Parity Lien Debt and Priority Lien Debt;

(b)	such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

(c)	all requirements set forth in the collateral trust agreement as to the confirmation, grant or perfection of the collateral trustee’s Liens to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established if the Company delivers to the collateral trustee an officers’ certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Parity Lien Debt”).

“Parity Lien Documents” means, collectively, the Note Documents and the indenture, credit agreement or other agreement governing each other Series of Parity Lien Debt and the security documents (other than any security documents that do not secure Parity Lien Obligations).

“Parity Lien Obligations” means Parity Lien Debt and all other Obligations in respect thereof.

“Parity Lien Representative” means:

(1)	in the case of each series of the senior secured notes, the applicable trustee for such series; or

(2)	in the case of any other Series of Parity Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who maintains the transfer register for such Series of Parity Lien Debt and (a) is appointed as a Parity Lien Representative (for purposes related to the administration of the security documents) pursuant to an indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, together with its successors in such capacity, and (b) has become a party to the collateral trust agreement by executing a joinder in the form required under the collateral trust agreement.

“Permitted Business” means any business engaged in by the Company or any of its Restricted Subsidiaries on May 2, 2005 and any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on May 2, 2005.

“Permitted Investments” means:

(1)	any Investment in the Company or in a Restricted Subsidiary of the Company;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Company; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4)	any Investment made as a result of the receipt of non-cash consideration from (a) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase of Notes at the Option of Holders—Asset Sales” or (b) a sale or other disposition of assets not constituting an Asset Sale;

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company or a direct or indirect parent of the Company;

(6)	any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a)	in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of a Person or the good faith settlement of delinquent obligations of a Person or of a litigation arbitration or other dispute, or

(b)	as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7)	Investments represented by Hedging Obligations;

(8)	loans, guarantees of loans, advances, and other extensions of credit to or on behalf of current and former officers, directors, employees, and consultants of the Company, a Restricted Subsidiary of the Company, or a direct or indirect parent of the Company made in the ordinary course of business or for the purpose of permitting such Persons to purchase Capital Stock of the Company or any direct or indirect parent of the Company or in connection with any relocation costs related to the relocation of the corporate headquarters of the Company, in an amount not to exceed $10 million at any one time outstanding;

(9)	repurchases of the senior secured notes;

(10)	any Investment of the Company or any of its Restricted Subsidiaries existing on May 2, 2005, and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case pursuant to the terms of such Investments as in effect on May 2, 2005;

(11)	guarantees otherwise permitted by the terms of the indenture;

(12)	receivables owing to the Company or any Restricted Subsidiary, prepaid expenses, and deposits, if created, acquired or entered into in the ordinary course of business;

(13)	payroll, business-related travel, and similar advances to cover matters that are expected at the time of such advances to be ultimately treated as expenses for accounting purposes and that are made in the ordinary course of business;

(14)	Investments resulting from the acquisition of a Person, otherwise permitted by the indenture, which Investments at the time of such acquisition were held by the acquired Person and were not acquired in contemplation of the acquisition of such Person;

(15)	any Investment in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction, including Investments of funds held in accounts permitted or required by the arrangements governing the Qualified Receivables Transaction or any related Indebtedness; and

(16)	other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding not to exceed the greater of $50 million or 2.5% of Total Assets.

“Permitted Liens” means:

(1)	any Liens held by the collateral trustee securing (A) Priority Lien Debt in an aggregate principal amount not exceeding the Priority Lien Cap and (B) all related Priority Lien Obligations;

(2)	Liens held by the collateral trustee equally and ratably securing (A) the senior secured notes issued on May 2, 2005, (and the related exchange notes) and all future Parity Lien Debt that was permitted by all applicable Secured Debt Documents to be incurred, including the notes offered hereby and (B) all related Parity Lien Obligations; provided, that, notwithstanding the foregoing, any future Parity Lien Debt that does not constitute a “security” for purposes of the Securities Act of 1933, as amended, will be permitted to be secured by Separate Collateral pursuant to the clause (2) even if the Liens held by the collateral trustee securing such Indebtedness do not equally and ratably secure the senior secured notes issued on May 2, 2005, (and the related exchange notes) and any future Parity Lien Debt that constitutes a “security” for purposes of the Securities Act of 1933, as amended;

(3)	Liens securing (A) Revolving Credit Debt up to the Revolving Credit Cap and (B) all related Revolving Credit Obligations, together with Liens on the Shared Collateral granting limited access rights with respect to the ABL Collateral;

(4)	Liens in favor of the Company or the Guarantors;

(5)	Liens to secure the performance of tenders, completion guarantees, statutory obligations, surety or appeal bonds, bids, leases, government contracts, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) or Attributable Debt permitted by clause (6) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covering only the assets acquired with or financed by such Indebtedness or in the case of real property or fixtures, including additions and improvements, the real property on which such assets is attached;

(7)	Liens existing on May 2, 2005;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers’, warehousemen’s, landlords’, mechanics’, suppliers, materialmen’s and repairmen’s Liens, or in favor of customs or revenue authorities or freight forwarders or handlers to secure payment of custom duties, in each case, incurred in the ordinary course of business;

(10)

any state of facts an accurate survey would disclose, public and private roads, timber cutting and hauling contracts, timber sales contracts, prescriptive easements or adverse possession claims, minor encumbrances, easements or reservations of, or rights of others for, pursuant to any leases, licenses, rights-of-way or other similar agreements or arrangements, development, air or water rights, sewers, electric lines, telegraph and telephone lines and other utility lines, pipelines, service lines, railroad lines, improvements and structures located on, over or under any property, drains, drainage ditches, culverts, electric power or gas generating or co-generation, storage and transmission facilities and other similar purposes, zoning or other restrictions as to the use of real property or minor defects in title, which were not incurred to secure payment of Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)	Liens created for the benefit of (or to secure) the notes (or the Subsidiary Guarantees);

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture (other than Revolving Credit Debt, Parity Lien Debt or Priority Lien Debt); provided, however, that the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the Indebtedness being refinanced arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof);

(13)	Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to Indebtedness and other obligations that do not exceed $20.0 million at any one time outstanding;

(14)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(15)	Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security and employee health and disability benefits, or casualty—liability insurance or self insurance including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith;

(16)	judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made in conformity with GAAP;

(17)	Liens securing Hedging Obligations incurred pursuant to clause (10) of the definition of “Permitted Debt;”

(18)	any extension, renewal or replacement, in whole or in part, of any Lien described in clauses (6), (7), (20), (21), or (22) of the definition of “Permitted Liens;” provided that any such extension, renewal or replacement is no more restrictive in any material respect than the Lien so extended, renewed or replaced and does not extend to any additional property or assets, in conformity with GAAP;

(19)	Liens on Receivables and Related Assets of the type specified in the definition of “Qualified Receivables Transaction” to secure Indebtedness incurred and outstanding under clause (2) of the definition of “Permitted Debt”;

(20)	any interest or title of a lessor, licensor or sublicense under any operating lease, license or sublicense, as applicable;

(21)	Liens on assets of Foreign Subsidiaries securing Indebtedness incurred pursuant to clause (17) of the second paragraph of the covenant entitled “—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(22)	Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Restricted Subsidiary thereof on deposit with or in possession of such bank.

“Permitted Payments to Parent” means, without duplication as to amounts:

(1)

payments to any direct or indirect parent of the Company to permit such direct or indirect parent to pay reasonable accounting, legal and administrative expenses of such Person when due, in an aggregate amount for all such Persons not to exceed $2 million per annum (or $5 million per annum following the completion of an underwritten public offering of common stock of any such direct or indirect parent holding company);

(2)	payments to Parent to permit Parent to pay reasonable accounting, legal and administrative expenses incurred in connection with Parent’s obligations under the HoldCo Notes and the related registration rights agreement when due, in an aggregate amount not to exceed $1.5 million per annum; and

(3)	for so long as the Company is a member of a group filing a consolidated or combined tax return with any direct or indirect parent of the Company, payments to such direct or indirect parent in respect of an allocable portion of the tax liabilities of such group that is attributable to the Company and its Subsidiaries (“Tax Payments”) and to pay franchise or similar taxes and fees of such direct or indirect parent required to maintain such direct or indirect parent’s corporate existence. The Tax Payments shall not exceed the lesser of (i) the amount of the relevant tax (including any penalties and interest) that the Company would owe if the Company were filing a separate tax return (or a separate consolidated or combined return with its Subsidiaries that are members of the consolidated or combined group), taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of the Company and such Subsidiaries from other taxable years and (ii) the net amount of the relevant tax that the direct or indirect parent actually owes to the appropriate taxing authority. Any Tax Payments received from the Company shall be paid over to the appropriate taxing authority within 60 days of the direct or indirect parent’s receipt of such Tax Payments or refunded to the Company.

“Permitted Refinancing Indebtedness” means

(A) any Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock) issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than Disqualified Stock and intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including the amount of any reasonably determined premium and defeasance costs, incurred in connection therewith and other amounts necessary to accomplish such refinancing);

(2)	such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(B) any Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, refund, replace, defease or discharge other Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries (other than Indebtedness or Disqualified Stock held by the Company or any of its Restricted Subsidiaries including intercompany Indebtedness); provided that:

(1)

the liquidation or face value of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, or the liquidation or face value of the

Disqualified Stock, as applicable, so renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest or dividends thereon and the amount of any reasonably determined premium incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final redemption date equal to or later than the final maturity or redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged;

(3)	such Permitted Refinancing Indebtedness subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)	such Disqualified Stock is issued either by the Company or by the Restricted Subsidiary who is the issuer of the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pledgors” means the Company, the Guarantors and any other Person (if any) that provides collateral security for any Secured Debt Obligations.

“Principal” means Cerberus Capital Management L.P. or any Affiliate thereof, and any fund or account managed by Cerberus Capital Management L.P. or an Affiliate thereof.

“Priority Lien” means a Lien granted by a security document to the collateral trustee, at any time, upon any property of the Company or any other Pledgor to secure Priority Lien Obligations.

“Priority Lien Cap” means, as of any date, an amount equal to the sum of (i) the amount permitted to be borrowed on that date under clause (1) of the definition of Permitted Debt plus (ii) the amount permitted to be borrowed on that date under clauses (3) and (19) of the definition of Permitted Debt plus (iii) up to $75 million of additional Indebtedness otherwise permitted to be incurred plus (iv) an amount equal to (A) 33% times (B) the Fair Market Value of all Permitted Businesses acquired by the Company or any of its Restricted Subsidiaries since May 2, 2005, (measured as of the date of their respective acquisitions and without giving effect to subsequent changes in value) reduced by the Fair Market Value of ABL Collateral held by such businesses on the date acquired less (y) the amount of Revolving Credit Debt outstanding on that date and less (z) the amount of Parity Lien Debt incurred after May 2, 2005, the net proceeds of which are used to repay Priority Lien Debt (it being understood that, for the purposes of this provision, no assets acquired in any acquisition will be considered to have a Fair Market Value in excess of $300 million unless an opinion as to the Fair Market Value of such acquired Permitted Businesses and such ABL Collateral has been provided by an accounting, appraisal or investment banking firm of national standing). For purposes of this definition, all letters of credit will be valued at the face amount thereof, whether or not drawn and all Hedging Obligations will be valued at zero.

“Priority Lien Debt” means:

(1)	Indebtedness of the Company (which may be guaranteed by the Guarantors) under the First Lien Term Loan Agreement that was permitted to be incurred and secured under each applicable Secured Debt Document (or as to which the lenders under such credit agreement obtained an officers’ certificate at the time of incurrence to the effect that such Indebtedness was permitted to be incurred and secured by all applicable Secured Debt Documents);

(2)	any other Indebtedness of the Company (which may be guaranteed by the Guarantors) that is secured by a Priority Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided, in the case of any Indebtedness referred to in this clause (2), that:

(a)	on or before the date on which such Indebtedness is incurred, such Indebtedness is designated by the Company, in an officers’ certificate delivered to each Secured Debt Representative and the collateral trustee, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Series of Secured Debt may be designated as both Parity Lien Debt and Priority Lien Debt;

(b)	such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

(c)	all requirements set forth in the collateral trust agreement as to the confirmation, grant or perfection of the collateral trustee’s Lien to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established if the Company delivers to the collateral trustee an officers’ certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Priority Lien Debt”); and

(3)	Hedging Obligations of the Company (which may be guaranteed by the Guarantors) incurred to hedge or manage interest rate risk with respect to Priority Lien Debt or Parity Lien Debt, or to protect the Company against fluctuations in currency exchange rates or commodity prices; provided that:

(a)	such Hedging Obligations are secured by a Priority Lien on all of the assets and properties that secure the Priority Lien Debt in respect of which such Hedging Obligations are incurred; and

(b)	such Priority Lien is senior to or on a parity with the Priority Liens securing the Priority Lien Debt in respect of which such Hedging Obligations are incurred.

“Priority Lien Documents” means the First Lien Term Loan Agreement and any other indenture, credit agreement or other agreement pursuant to which any Priority Lien Debt is incurred and the related security documents (other than any security documents that do not secure Priority Lien Obligations).

“Priority Lien Obligations” means the Priority Lien Debt and all other Obligations in respect of Priority Lien Debt.

“Priority Lien Representative” means (1) the First Lien Term Loan Agent or (2) in the case of any other Series of Priority Lien Debt, the trustee, agent or representative of the holders of such Series of Priority Lien Debt who maintains the transfer register for such Series of Priority Lien Debt and is appointed as a representative of the Priority Debt (for purposes related to the administration of the security documents) pursuant to the credit agreement or other agreement governing such Series of Priority Lien Debt.

“Pro Forma Cost Savings” means, with respect to any period, the reduction in net costs and related adjustments that (i) were directly attributable to an acquisition that occurred during the four quarter period or after the end of the four quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of May 2, 2005, (ii) were actually implemented by the business that was the subject of any such acquisition within six months after the date of the acquisition and prior to the Calculation Date that are supportable and quantifiable by the underlying accounting records of such business or (iii) relate to the business that is the subject of any such acquisition and that the Company reasonably determines are probable based upon specifically identifiable actions to be taken within six months of the date of the acquisition and, in the case of each of (i), (ii) and (iii), are described, as provided below, in an Officers’ Certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by a certificate delivered to the Trustee from the Company’s chief financial officer that outlines the specific actions taken or to be taken, the net cost savings achieved or to be achieved from each such action and that, in the case of clause (iii) above, such savings have been determined to be probable.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Qualified Proceeds” means any of the following or any combination of the following:

(1)	Cash Equivalents; and

(2)	the Fair Market Value of the Capital Stock of any Person engaged primarily in a Permitted Business if, in connection with the receipt by the Company or any of its Restricted Subsidiaries of such Capital Stock, such Person becomes a Restricted Subsidiary or such Person is merged or consolidated into the Company or any Restricted Subsidiary.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or any Restricted Subsidiary may sell, convey, contribute to capital or otherwise transfer to a Receivables Entity, or may grant a security interest in or pledge, any Receivables or interests therein and any assets related thereto, including, without limitation, all collateral securing such Receivables, all contracts and contract rights, purchase orders, security interests, financing statements or other documentation in respect of such Receivables, any guarantees, indemnities, warranties or other documentation in respect of such Receivables, any other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving receivables similar to such Receivables and any collections or proceeds of any of the foregoing (collectively, the “Related Assets”), which transfer, grant of security interest or pledge is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or any successor transferee of Indebtedness, fractional undivided interests, or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such Receivables and Related Assets or interests in Receivables and Related Assets, it being understood that a Qualified Receivables Transaction may involve:

(1)	one or more sequential transfers or pledges of the same Receivables and Related Assets, or interests therein, and

(2)	periodic transfers or pledges of Receivables or revolving transactions in which new Receivables and Related Assets, or interests therein, are transferred or pledged upon collection of previously transferred or pledged Receivables and Related Assets, or interests therein, and provided that:

(A)	the Board of Directors of the Company or any Restricted Subsidiary which is party to such Qualified Receivables Transaction shall have determined in good faith that such Qualified Receivables Transaction is economically fair and reasonable to the Company or such Restricted Subsidiary as applicable, and the Receivables Entity, and

(B)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors of the Company or any Restricted Subsidiary which is party to such Qualified Receivables Transaction).

The grant of a security interest in any accounts receivables of the Company or any of Restricted Subsidiary to secure Indebtedness incurred pursuant to the Credit Agreements shall not be deemed a Qualified Receivables Transaction.

“Receivables” means accounts receivable (including all rights to payment created by or arising from the sale of goods, or the rendition of services, no matter how evidenced (including in the form of chattel paper) and whether or not earned by performance) of the Company or any Restricted Subsidiary, whether now existing or arising in the future.

“Receivables Entity” means any Person formed for the purposes of engaging in a Qualified Receivables Transaction with the Company or a Restricted Subsidiary which engages in no activities other than in connection with the financing of Receivables of the Company and Restricted Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Restricted Subsidiary that is the direct parent company of such Receivables Entity, or, if the Receivables Entity is not a Subsidiary of the Company, by the Board of Directors of any Restricted Subsidiary participating in such Qualified Receivables Transaction (in each case as provided below), as a Receivables Entity and:

(1)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(A)	is guaranteed by the Company or any Restricted Subsidiary other than a Receivables Entity (excluding any guarantees (other than guarantees of the principal of, and interest on, Indebtedness and guarantees of collection on Receivables) pursuant to Standard Securitization Undertakings),

(B)	is recourse to or obligates the Company or any Restricted Subsidiary (other than a Receivables Entity) in any way other than pursuant to Standard Securitization Undertakings; or

(C)	subjects any property or asset of the Company or any Restricted Subsidiary other than a Receivables Entity, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2)	with which neither the Company nor any Restricted Subsidiary other than a Receivables Entity has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at that time from Persons that are not Affiliates of the Company; and

(3)	to which neither the Company nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results (other than pursuant to Standard Securitization Undertakings).

Any such designation by the Board of Directors of the applicable Restricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of such Board of Directors giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Receivables Financing” means any transaction (including, without limitation, any Qualified Receivables Transaction) pursuant to which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer or grant a security interest in any Receivables or Related Assets of the type specified in the definition of “Qualified Receivables Transaction.”

“Related Party” means:

(1)	any controlling stockholder, partner, member, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2)	any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Representative Amount” means a principal amount of not less than $1 million for a single transaction in the relevant market at the relevant time.

“Required Parity Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Parity Lien Debt then outstanding, calculated in accordance with the provisions described above under the caption “—Collateral Trust Agreement—Voting.” For purposes of this definition, Parity Lien Debt registered in the name of, or beneficially owned by, the Company or any Affiliate (other than senior secured notes held by any Person that is an Affiliate of the Company as of May 2, 2005, and that is regulated by any banking or insurance authority) of the Company will be deemed not to be outstanding.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Revolving Credit Agent” means, at any time:

(1)	the Person serving at such time as the “Agent” or “Administrative Agent” under the ABL Facility or any other representative then most recently designated in accordance with the applicable provisions of the ABL Facility, together with its successors in such capacity; and

(2)	in the case of any other revolving credit Indebtedness, the trustee, agent or representative of the holders of such revolving credit Indebtedness who maintains the transfer register for such revolving credit Indebtedness and (a) is appointed as a Revolving Credit Agent (for purposes related to the administration of the security documents) pursuant to the agreement governing such revolving credit Indebtedness, together with its successors in such capacity, and (b) has become a party to the collateral trust agreement by executing a joinder in the form required under the collateral trust agreement.

“Revolving Credit Debt” means:

(1)	Indebtedness of the Company (which may be guaranteed by the Guarantors) under the ABL Facility that was permitted to be incurred and secured under each applicable Secured Debt Document (or as to which the lenders under such Credit Agreement obtained an officers’ certificate at the time of incurrence to the effect that such Indebtedness was permitted to be incurred and secured by all applicable Secured Debt Documents); and

(2)	any other Indebtedness of the Company (which may be guaranteed by the Guarantors) that is secured by a Lien on ABL Collateral that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided, in the case of any Indebtedness referred to in this clause (2) that on or before the date on which such Indebtedness is incurred, such Indebtedness is designated by the Company, in an officers’ certificate delivered to each Secured Debt Representative and the collateral trustee, as “Revolving Credit Debt” for the purposes of the Secured Debt Documents; provided, further, that no Series of Secured Debt may be Designated as Revolving Credit Debt and Priority Lien Debt or Parity Lien Debt;

provided further that no Indebtedness will be considered to be “Revolving Credit Debt” if on the date it was incurred the aggregate principal amount of all outstanding Revolving Credit Debt exceeds the Revolving Credit Debt Cap as of such date (unless the lenders under the applicable Credit Facility obtained an officers’ certificate at the time of incurrence to the effect that such Indebtedness was permitted to be incurred and secured by all applicable Secured Debt Documents).

For purposes of this definition, letters of credit may constitute “Revolving Credit Debt.” All outstanding letters of credit will be deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder.

“Revolving Credit Debt Cap” means an amount equal to the amount of Indebtedness permitted to be incurred pursuant to clauses (1) or (19) of the definition of Permitted Debt less (A) any Indebtedness incurred under clauses (1) or (19) of the definition of Permitted Debt that has been designated Priority Lien Debt and (B) less any Parity Lien Debt applied to repay revolving credit Indebtedness incurred under clauses (1) or (19) of the definition of Permitted Debt.

“Rumford L.P.” means Rumford Cogeneration Company Limited Partnership, a Maine limited partnership.

“Sale of Shared Collateral” means any Asset Sale involving a sale or other disposition of Shared Collateral.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on May 2, 2005, or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“Secured Debt” means, collectively, all Parity Lien Debt and Priority Lien Debt.

“Secured Debt Documents” means the Parity Lien Documents and the Priority Lien Documents.

“Secured Debt Representative” means each Parity Lien Representative and each Priority Lien Representative.

“Secured Leverage Ratio” means, on any date, the ratio of:

(1)	the aggregate principal amount of Secured Debt, Revolving Credit Debt and Capital Lease Obligations outstanding on such date plus all Indebtedness of Restricted Subsidiaries of the Company that are not Guarantors outstanding on such date (and, for this purpose, letters of credit will be deemed to have a principal amount equal to the face amount thereof, whether or not drawn), to:

(2)	the aggregate amount of the Company’s Consolidated Adjusted EBITDA for the most recent four-quarter period for which financial information is available.

In addition, for purposes of calculating the Secured Leverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Secured Leverage Ratio is made (the “Leverage Calculation Date”) will be given pro forma effect (in accordance with Regulation S-X under the Securities Act), including Pro Forma Cost Savings whether or not such Pro Forma Cost Savings comply with Regulation S-X, as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Adjusted EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Leverage Calculation Date, will be excluded (including by adding back the amount of any attributable Consolidated Adjusted EBITDA that was negative);

(3)	the Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Leverage Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Leverage Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Leverage Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Leverage Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)

if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Leverage Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Leverage Calculation Date in excess of 12 months).

“Secured Obligations” means, collectively, all Parity Lien Obligations and all Priority Lien Obligations.

“security documents” means the collateral trust agreement, the Intercreditor Agreement, each Lien Sharing and Priority Confirmation, and all security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any other Pledgor creating (or purporting to create) a Lien upon Collateral in favor of the collateral trustee, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the provisions described above under the caption “—Collateral Trust Agreement—Amendment of Security Documents.”

“Separate Collateral” means Stock of Subsidiaries and Intercompany Notes of Subsidiaries unless, at the relevant time of consideration, such Intercompany Notes of Subsidiaries secure Obligations under the ABL Facility.

“Series of Parity Lien Debt” means, severally, the senior secured notes and each other issue or series of Parity Lien Debt for which a single transfer register is maintained.

“Series of Priority Lien Debt” means, severally, the Indebtedness outstanding under the First Lien Term Loan Agreement and any other Credit Facility that constitutes Priority Lien Debt.

“Series of Secured Debt” means each Series of Parity Lien Debt and each Series of Priority Lien Debt.

“Shared Collateral” means all properties and assets at any time owned or acquired by the Company or any of the other Pledgors, except:

(1)	Separate Collateral;

(2)	ABL Collateral;

(3)	any properties and assets in which the collateral trustee is required to release its Liens pursuant to the provisions described above under the caption “—Collateral Trust Agreement—Release of Liens on Collateral;” and

(4)	any properties and assets that no longer secure the senior secured notes or any Obligations in respect thereof pursuant to the provisions described above under the caption “—Collateral Trust Agreement—Release of Liens in Respect of Notes,”

provided that, in the case of clauses (3) and (4), if such Liens are required to be released as a result of the sale, transfer or other disposition of any properties or assets of the Company or any other Pledgor, such assets or properties will cease to be excluded from the Collateral if the Company or any other Pledgor thereafter acquires or reacquires such assets or properties.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on May 2, 2005.

“Special Interest” means all special interest then owing pursuant to the registration rights agreement.

“Standard Securitization Undertakings” means all representations, warranties, covenants, indemnities, performance guarantees and servicing obligations entered into by the Company or any Subsidiary of the Company (other than a Receivables Entity) which are customary in connection with any Qualified Receivables Transaction.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of May 2, 2005, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Stock of Subsidiaries” means all Capital Stock of, and Equity Interests in, Subsidiaries of the Company.

“Stora Enso Acquisition” means the transactions contemplated by the stock purchase agreement dated as of September 20, 2007 among Stora Enso Oyj, Stora Enso North America, Inc. and the Company, including the borrowings under the Credit Agreements and the issuance of the notes offered hereby.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof); provided, however, that notwithstanding the foregoing, Rumford L.P. shall not constitute a Subsidiary of the Company, unless and until the Company directly or indirectly acquires all of the limited partner interests in Rumford L.P.

“Subsidiary Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent internal balance sheet of the Company prepared on a consolidated basis (excluding Unrestricted Subsidiaries) in accordance with GAAP.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 1, 2009; provided, however, that if the period from the redemption date to May 1, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or, when the context implies, the Uniform Commercial Code as in effect from time to time in any other applicable jurisdiction.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries unless such guarantee or credit support is released upon its designation as an Unrestricted Subsidiary.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general discussion of certain material United States federal income tax considerations relating to the exchange of Original Notes for New Notes and the ownership and disposition of the New Notes by an initial beneficial owner of the Original Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax considerations described below. We have not obtained and do not intend to obtain a ruling from the IRS or an opinion of counsel with respect to the United States federal tax considerations resulting from the exchange of Original Notes for New Notes and the holding or disposing of the New Notes.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold New Notes through partnerships or other pass-through entities, U.S. expatriates, or persons who hold the New Notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction). This discussion is limited to initial holders who purchased the Original Notes for cash at the initial offering at the original offering price and who hold the New Notes as capital assets (generally, property held for investment). This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our New Notes, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our New Notes, you should consult your tax advisor.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE EXCHANGE OF ORIGINAL NOTES FOR NEW NOTES AND THE HOLDING AND DISPOSITION OF THE NEW NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL, FOREIGN OR ESTATE TAX LAWS OR ANY TAX TREATY.

U.S. Holders

As used herein, the term “U.S. holder” means a beneficial owner of a New Note that is for United States federal income tax purposes:

(1) an individual who is a citizen or resident of the United States;

(2) a corporation, or an entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or of any state therein or the District of Columbia;

(3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or

(4) a trust that either (i) is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or (ii) was in existence on August 20, 1996, and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

As used herein, the term “non-U.S. holder” means a beneficial owner of a New Note that is not a U.S. holder or a partnership or other pass-through entity for United States federal income tax purposes.

Payments of Interest

Stated interest on a New Note will generally be includible in your gross income as ordinary interest income in accordance with your usual method of accounting for tax purposes.

Exchange Pursuant to Exercise of Registration Rights

The exchange of Original Notes for New Notes should not constitute a taxable event to you, and you should not recognize any taxable gain or loss or any interest income as a result of such exchange. Moreover, your holding period for the New Note received in the exchange should include the holding period for the Original Note exchanged therefor, and your adjusted tax basis in the New Note should be the same as your adjusted tax basis in the Original Note exchanged therefor, determined immediately before the exchange.

Sale, Exchange or Redemption of the New Notes

Upon the disposition of a New Note by sale, exchange or redemption, you generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest which amounts will be treated as ordinary income to the extent not previously included in gross income) and (ii) your adjusted federal income tax basis in the New Note. Your adjusted federal income tax basis in a note generally will equal your cost for the Original Note exchanged therefor.

Any gain or loss you recognize on a disposition of a New Note generally will constitute capital gain or loss and will be long-term capital gain or loss if you have held the New Note and the Original Note for which it was exchanged for longer than one year. Certain non-corporate U.S. holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting

Under the Code, you may be subject, under certain circumstances, to information reporting and/or backup withholding (currently at a rate of 28%) with respect to cash payments in respect of the New Notes. This withholding applies only if you (i) fail to furnish your social security number or other taxpayer identification number (“TIN”) within a reasonable time after a request therefor, (ii) furnish an incorrect TIN, (iii) are notified by the IRS that you failed to report interest or dividends properly, or (iv) fail, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is your correct number and that you are not subject to backup withholding. Backup withholding is not an additional tax. Any amount withheld from a payment under the backup withholding rules is allowable as credit against your United States federal income tax liability (and may entitle you to a refund), provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and certain financial institutions. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on the New Notes provided that:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury Regulations;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

•	you are not a bank whose receipt of interest on the New Notes is pursuant to a loan agreement entered into in the ordinary course of a trade or business; and

•	you have fulfilled the statement requirements set forth in section 871(h) or section 881(c) of the Code and the Treasury Regulations, as discussed below.

The statement requirements referred to above will be fulfilled if you certify on IRS Form W-8BEN or other successor form, under penalties of perjury, that you are not a United States person for U.S. federal income tax purposes and provide your name and address, and (i) you file such IRS Form W-8BEN or other successor form with the withholding agent or (ii) in the case of a New Note held on your behalf by a securities clearing organization, bank or other financial institution holding customers’ securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the IRS Form W-8BEN or other successor form from the holder and furnishes the withholding agent with a copy thereof: provided that a foreign financial institution will fulfill the certification requirement by filing IRS Form W-8IMY with the withholding agent if it has entered into an agreement with the IRS to be treated as a qualified intermediary. You should consult your tax advisor regarding possible additional reporting requirements.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that payments on the New Note are not subject to withholding tax because such payments are effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, that interest is attributable to a permanent establishment or fixed base maintained in the United States), as discussed below.

The 30% U.S. federal withholding tax will generally not apply to any gain that you realize on the sale or other disposition of the New Notes.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the New Notes is effectively connected with the conduct of that trade or business and, if a tax treaty applies, is attributable to a permanent establishment or a fixed base in the United States, you will be subject to U.S. federal income tax on the interest on a net income basis in the same manner as if you were a United States person as defined under the Code. See “U.S. Holders” above. In that case, you would not be subject to the 30% U.S. federal withholding tax. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on New Notes will be included in earnings and profits if so effectively connected.

Any gain realized on the sale or redemption of New Notes generally will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with the conduct of a trade or business in the United States by you and if a tax treaty applies, is attributable to a permanent establishment in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

If you are subject to the 183-day rule described above, then you may be subject to United States federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) of the amount by which capital gains allocable to United States sources (including gains from the sale, exchange, retirement or other disposition of the New Notes) exceed capital losses allocable to United States sources.

Information Reporting and Backup Withholding

We must annually report to the IRS and to you the interest paid to you on your New Notes. Copies of these information returns also may be made available to the tax authorities of the country in which you reside pursuant to the provisions of various treaties or agreements for the exchange of information. In general, you will not be subject to information reporting and backup withholding with respect to payments that we make to you provided that we do not have actual knowledge that you are a United States person and we have received from you the statement described above under “—U.S. Federal Withholding Tax.”

Under current Treasury Regulations, payments on the sale or other taxable disposition of a New Note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (iv) a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the beneficial owner certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

A broker-dealer that is the holder of Original Notes that were acquired for the account of that broker-dealer as a result of market-making or other trading activities, other than Original Notes acquired directly from us or any of our affiliates, may exchange those Original Notes for New Notes pursuant to the exchange offer. This is true so long as each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-marking or other trading activities, acknowledges that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where the Original Notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any resale, except that the use of the prospectus may, pursuant to the advise of counsel, be suspended for not more than an aggregate of 60 days in any twelve consecutive month period in the event that (i) our board of directors reasonably and in good faith determines, upon the evidence of counsel, that the use of the prospectus would require the premature disclosure of a material event at such time could reasonably be expected to have a material adverse effect on our business, operations or prospects or (ii) the disclosure otherwise relates to a material business transaction which has not been publicly disclosed and our board of directors reasonably and in good faith determines that any such disclosure could reasonably be expected to jeopardize the success of such transaction. All broker-dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers or any other holder of New Notes. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer and to our performance under, or compliance with, the registration rights agreement (other than the commissions or concessions of any brokers or dealers) and will indemnify the holders of the New Notes (including any broker-dealers) against some liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Whether the New Notes offered hereby will be our binding obligations will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York.

EXPERTS

The financial statements of NewPage Corporation as of December 31, 2006 and 2007 and for the eight months ended December 31, 2005 and the years ended December 31, 2006 and 2007 and the financial statements of the printing and writing papers business (a business of MeadWestvaco Corporation) for the four months ended April 30, 2005, included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Stora Enso North America Inc. as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, Independent Auditors, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of the New Notes. This prospectus does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and the New Notes in the registration statement. The registration statement and exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC (http://www.sec.gov), including us. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits to the registration statement otherwise filed with the SEC.

You should rely only upon the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of NewPage Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholder’s equity and cash flows present fairly, in all material respects, the financial position of NewPage Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 and the eight months ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note M to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006 and as discussed in Note K to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions effective January 1, 2007.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dayton, Ohio

March 24, 2008, except as to the Guarantor Subsidiary information described in Note W,

the date of which is April 15, 2008

NEWPAGE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 and 2006

Dollars in millions, except per share amounts

	2007	2006
ASSETS
Cash and cash equivalents (Note D)	$143	$44
Accounts receivable, net of allowance for doubtful accounts of $3 and $4	351	149
Inventories (Note E)	584	317
Other current assets	43	27

Total current assets	1,121	537

Property, plant and equipment, net (Note F)	3,564	1,309
Other assets (Note G)	198	135

TOTAL ASSETS	$4,883	$1,981

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable	$338	$134
Accrued expenses (Note I)	290	120
Current maturities of long term-debt (Note J)	16	5

Total current liabilities	644	259

Long-term debt (Note J)	2,909	1,289
Other long-term obligations	351	42
Deferred income taxes (Note K)	293	22
Commitments and contingencies (Note O)
Minority interest	31	38

STOCKHOLDER’S EQUITY
Common stock, 100 shares authorized, issued and outstanding, $0.01 per share par value	—	—
Additional paid-in capital	729	400
Accumulated deficit	(97)	(89)
Accumulated other comprehensive income	23	20

Total stockholder’s equity	655	331

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$4,883	$1,981

See notes to consolidated financial statements.

NEWPAGE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007, 2006 AND

EIGHT MONTHS ENDED DECEMBER 31, 2005

Dollars in millions

	2007	2006	2005
Net sales	$2,168	$2,038	$1,281

Cost of sales	1,895	1,825	1,152
Selling, general and administrative expenses	124	112	69
Interest expense (including non-cash interest expense of $26, $10 and $17)	154	146	111
Other (income) expense, net (Note H)	(1)	(25)	18

Income (loss) from continuing operations before taxes	(4)	(20)	(69)
Income tax (benefit)	4	(4)	(7)

Income (loss) from continuing operations	(8)	(16)	(62)
Income (loss) from discontinued operations (net of income tax expense of $3 in 2005) (Note T)	—	(16)	5

Net income (loss)	$(8)	$(32)	$(57)

See notes to consolidated financial statements.

NEWPAGE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

YEARS ENDED DECEMBER 31, 2007, 2006 AND

EIGHT MONTHS ENDED DECEMBER 31, 2005

Dollars in millions

	Common Stock		Additional Paid-in Capital	Accumulated Deficit		Accumulated Other Comprehensive Income		Comprehensive Income (Loss)
	Shares	Amount
Issuance of common stock	100	$—	$394	$		$
Net income (loss)					(57)			$(57)
Additional capital contribution by Escanaba Timber LLC (Note L)			4
Change in unrealized gains on cash-flow hedges, net of tax of $3							5	5
Equity awards (Note L)			1

Balance at December 31, 2005	100	—	399		(57)		5	$(52)

Net income (loss)					(32)			$(32)
Net actuarial gains on defined benefit plans							14
Cash-flow hedges:
Change in unrealized gains							5	5
Reclassification adjustment to net income (loss)							(4)	(4)
Equity awards (Note L)			11
Loans to parent companies			(10)

Balance at December 31, 2006	100	—	400		(89)		20	$(31)

Net income (loss)					(8)			$(8)
Net actuarial gains on defined benefit plans, net of tax of $10							9	9
Cash-flow hedges:
Change in unrealized gains (losses), net of tax benefit of $2							(3)	(3)
Reclassification adjustment to net income (loss), net of tax benefit of $2							(3)	(3)
Additional capital contributed by NewPage Holding in connection with the Acquisition (Note C)			329
Pushdown from NewPage Holding for reversal of tax valuation allowance attributed to the Acquisition			(9)
Equity awards (Note L)			14
Loans to parent companies			(5)

Balance at December 31, 2007	100	$—	$729		$(97)		$23	$(5)

See notes to consolidated financial statements.

NEWPAGE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006 AND

EIGHT MONTHS ENDED DECEMBER 31, 2005

Dollars in millions

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(8)	$(32)	$(57)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Gain) loss on discontinued operations	—	16	(5)
Depreciation and amortization	134	152	99
Non-cash interest expense	26	10	17
(Gain) loss on sale of assets	3	(63)	—
Unrealized (gain) loss on option contracts	—	48	25
Deferred income taxes	4	(4)	(4)
Investee—earnings and distributions	—	—	5
LIFO effect	1	(2)	5
Equity award expense (Note L)	14	11	1
Change in operating assets and liabilities:
Accounts receivable	2	40	(39)
Inventories	56	29	6
Other operating assets	(1)	1	(16)
Accounts payable	4	(30)	59
Accrued expenses and other obligations	43	15	42
Net cash flows of discontinued operations	—	(11)	31

Net cash provided by operating activities	278	180	169

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for acquisitions, net of acquired cash	(1,486)	—	(1,974)
Proceeds from sale of assets	—	229	—
Capital expenditures	(102)	(88)	(62)
Cash paid for option contracts	—	—	(73)
Net cash flows of discontinued operations	—	(1)	(5)

Net cash provided by (used in) investing activities	(1,588)	140	(2,114)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	—	—	441
Proceeds from issuance of long-term debt and initial draw of revolver	2,008	—	1,694
Payment of financing costs	(62)	(1)	(58)
Distributions from Rumford Cogeneration to limited partners	(8)	(6)	—
Loans to parent companies (Note L)	(5)	(10)	—
Payments on long-term debt	(524)	(224)	(2)
Net borrowings (payments) on revolving credit facility	—	(46)	(129)

Net cash provided by (used in) financing activities	1,409	(287)	1,946

Increase in cash and cash equivalents from initial consolidation of Rumford Cogeneration	—	10	—

Net increase in cash and cash equivalents	99	43	1
Cash and cash equivalents at beginning of period	44	1	—

Cash and cash equivalents at end of period	$143	$44	$1

SUPPLEMENTAL INFORMATION
Cash paid for interest	$128	$139	$67

Non-cash transactions:
Issuance of PIK notes by NewPage Holding as acquisition consideration	$—	$—	$100

Issuance of securities by NewPage Group as acquisition consideration	$329	$—	$—

See notes to consolidated financial statements.

NEWPAGE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007, 2006 AND

EIGHT MONTHS ENDED DECEMBER 31, 2005

Dollars in millions, except per share amounts

A. BASIS OF PRESENTATION

NewPage Corporation (“NewPage”) and its subsidiaries are engaged in the manufacturing, marketing and distribution of printing papers primarily used for commercial printing, magazines, catalogs, textbooks and labels. Our products include coated, uncoated, supercalendered, newsprint and specialty paper and market pulp. Our products are manufactured at multiple mills in the United States and one mill in Canada and supported by multiple distribution and converting locations. We operate within one operating segment. The consolidated financial statements include the accounts of NewPage and its majority-owned or -controlled subsidiaries. All intercompany transactions and balances have been eliminated. Unless otherwise noted, the terms “we,” “our” and “us” refer to NewPage and its consolidated subsidiaries.

In July 2005, the Emerging Issues Task Force issued EITF Issue 04-5, Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights. This issue clarifies and changes the accounting for investments by general partners in limited partnerships and states that general partners are presumed to control the partnership absent certain rights of the limited parties. This issue affects the accounting for our minority ownership interest in Rumford Cogeneration Company L.P. (“Rumford Cogeneration”), a limited partnership created to generate power for us and for third-party sale, for which we are the general partner. Prior to January 1, 2006, we accounted for this investment using the equity method of accounting. As of January 1, 2006, we consolidated the partnership.

Effective April 1, 2006, we completed the sale of our carbonless paper business, which comprised our carbonless paper segment, to P. H. Glatfelter Company. In the quarter ended March 31, 2006, we began reporting the carbonless paper business as a discontinued operation. See Note T for further information.

On December 21, 2007, we acquired all of the common stock of Stora Enso North America Inc. (“SENA”). See Note C for further information.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates and assumptions

The preparation of these consolidated financial statements required management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign currency translation

The statements of operations of our Canadian entities, whose functional currencies are the Canadian dollars, are translated into U.S. dollars using the average exchange rates for the period, whereas the balance sheets are translated using the exchange rates at the reporting date. Exchange rate differences arising from the translation of the net investments in foreign entities are recorded as a component of accumulated other comprehensive income.

Concentration of credit risk

We are potentially subject to concentrations of credit risk related to our accounts receivable. The majority of accounts receivable are with paper merchants and printers. We limit our credit risk by performing ongoing credit evaluations, and when deemed necessary, by requiring letters of credit, guarantees or collateral. For each of the years ended December 31, 2007, 2006 and the eight months ended December 31, 2005, sales to our largest customer were approximately 25%, 21% and 21% of net sales. Accounts receivable at December 31, 2007 and 2006, relating to this customer were 23% and 18% of accounts receivable, net. Our ten largest customers accounted for approximately 57%, 54% and 54% of our net sales for each of the years ended December 31, 2007, 2006 and the eight months ended December 31, 2005.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials for U.S.-based operations. Cost of all other inventories, mainly stores and supplies inventories and Canadian inventories, is determined by the average cost and first-in, first-out (FIFO) methods.

Property, plant and equipment

Owned assets are recorded at cost. Costs of renewals and betterments of properties are capitalized. Costs of maintenance and repairs are charged to expense using the direct-expensing method, whereby costs are recorded in the statement of operations in the same period that they are incurred. The cost of plant and equipment is depreciated utilizing the straight-line method over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment.

Impairment of long-lived assets

We periodically evaluate whether current events or circumstances indicate that the carrying value of our long-lived assets to be held and used may not be recoverable. If these circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. We report an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Capitalized software

Capitalized software is included in other assets and is amortized using the straight-line method over the estimated useful lives of 4 to 10 years. We record software development costs in accordance with the American Institute of Certified Public Accountants’ Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

Derivative financial instruments

We use derivative financial instruments primarily to manage our exposure to changes in interest rates. Interest rate swap contracts are accounted for as cash-flow hedges with changes in fair value recorded as a component of accumulated other comprehensive income. The intrinsic portion of interest rate cap contracts are accounted for as cash-flow hedges, with changes in fair value attributed to intrinsic value recorded as a component of accumulated other comprehensive income and any change in fair value attributed to time value recorded currently in interest expense. Accumulated other comprehensive income is reclassified into current period earnings when the hedged transaction affects earnings. We also have a basket option contract on a mix of natural gas, market pulp and the Euro designed to help protect against decreases in the North American prices of coated paper. The basket option contract is accounted for at fair value with changes in the fair value of the contract recorded in other (income) expense. The fair value for a purchased derivative financial instrument is based on the amount we could receive from the counterparty to settle the instrument. These instruments are classified as other assets on our balance sheets.

Fair value of financial instruments

The fair value of long-term debt is based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities. The fair values of the interest rate swaps and cap and the basket option contract were based on quotes from brokers. At December 31, 2007 and 2006, the carrying amounts of all other assets and liabilities that qualify as financial instruments approximated their fair value. Details of our assets (liabilities) recorded on our balance sheets for our financial instruments are as follows:

	2007		2006
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Interest rate swaps	$(2)	$(2)	$8	$8
Interest rate cap	—	—	1	1
Basket option	—	—	—	—
Long-term debt	(2,834)	(2,779)	(1,360)	(1,294)

Environmental

Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Landfills and other asset retirement obligations

We follow Statement of Financial Accounting Standard (SFAS) No. 143, Accounting for Asset Retirement Obligations, and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, which require that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred, in accounting for costs related to the closure and post-closure monitoring of our owned landfills. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

Pension and other postretirement benefits

We maintain various defined benefit pension and other postretirement benefit plans in accordance with the local conditions and practices in the U.S. and Canada. The plans are generally funded through payments to pension funds/trusts or directly by the company and/or employees.

Defined benefit pension and other postretirement benefit expense is recorded on a full accrual basis, as opposed to a cash paid basis, and is reflected in the consolidated statements of operations over the expected working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating defined benefit pension and other postretirement benefit expense are required to be reviewed and updated periodically to the extent that local market economic conditions and demographics change.

Revenue recognition

We recognize revenue at the point when title and the risk of ownership passes to the customer. Substantially all of our revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at the time of shipment for sales where shipping terms transfer title and risk of loss at the shipping point. For sales where shipping terms transfer title and risk of loss at the destination point, revenue is recognized when the goods are received by the customer. For sales made under consignment programs, revenue is recognized in accordance with the terms of the contract. We provide allowances for estimated returns and other customer credits, such as discounts, returns and volume rebates, when the revenue is recognized, based on historical experience. Sales of byproducts produced during the manufacturing process are recognized as a reduction of cost of sales. We do not recognize sales taxes collected from customers as revenue; rather we record these taxes on a net basis in our statement of operations.

International sales

We had net sales to customers outside of the United States of $217, $213 and $122 for the years ended December 31, 2007, 2006 and the eight months ended December 31, 2005. We have no material long-lived assets outside of the U.S.

Income taxes

Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that we will realize the deferred tax assets in the future. We recognize all income tax-related interest expense and statutory penalties imposed by taxing authorities as income tax expense.

Equity compensation

We follow SFAS No. 123 (Revised), Share-based Payment, which requires that all equity awards to employees be expensed over the vesting period of the award. We use the graded vesting attribution method for recognizing stock compensation cost whereby the cost for a stock award is determined on a straight-line basis over the service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

C. ACQUISITIONS AND RELATED TRANSACTIONS

Acquisition of Stora Enso North America

On December 21, 2007, we acquired all of the issued and outstanding common stock of SENA from Stora Enso Oyj (“SEO”) (the “Acquisition”). The purchase price for SENA included $1,516 in cash and $200 of notes issued to SEO by NewPage Group Inc. (“NewPage Group”), NewPage’s indirect parent. In addition, SEO received a 19.9% equity interest in NewPage Group.

We acquired SENA in order to create a single business platform and to enable us to remain competitive in the marketplace, serve our customers more efficiently and reach the synergies we have committed to achieve.

Prior to the closing of the Acquisition,

•

Escanaba Timber LLC (“Escanaba Timber”), the immediate parent entity of NewPage Holding Corporation (“NewPage Holding”), contributed all of the then outstanding shares of capital stock of NewPage Holding, the direct parent of NewPage, to NewPage Group in exchange for shares of common stock of NewPage Group;

•	Escanaba Timber distributed to Maple Timber Acquisition LLC (“Maple Timber”), Escanaba Timber’s immediate parent entity, all of the then outstanding shares of capital stock of NewPage Group; and

•	Maple Timber distributed all of the then outstanding shares of capital stock of NewPage Group to the members of Maple Timber.

As a result of this pre-closing reorganization, NewPage Group became the direct parent entity of NewPage Holding (and consequently the indirect parent of NewPage) and Cerberus Capital Management, L.P. and its affiliates and the other equity owners of Maple Timber were the sole shareholders of NewPage Group prior to the closing of the Acquisition.

The following events occurred simultaneously with the consummation of the Acquisition:

•	NewPage acquired all of the issued and outstanding common stock of SENA and, in exchange, SEO received:

•	$1,516 in cash (subject to the final working capital adjustment);

•

shares of common stock representing 19.9% of the outstanding common stock of NewPage Group at the closing of the Acquisition (not taking into account any potential dilution from equity awards issued to management from and after closing pursuant to a new management incentive plan); and

•	senior unsecured notes issued by NewPage Group in the aggregate principal amount of $200 due 2015 (the “NewPage Group PIK Notes”).

•

NewPage entered into senior secured credit facilities, consisting of a $1,600 senior secured term loan facility and a $500 senior secured revolving credit facility and applied the proceeds from the term loan to finance a portion of the Acquisition, repay our prior senior secured credit facilities and pay related expenses;

•	NewPage repaid $450 of term debt outstanding under its credit facility in place immediately prior to consummation of the Acquisition; and

•	NewPage issued $456 of 10% senior secured notes due 2012.

The consolidated balance sheet in these financial statements include the assets acquired and liabilities assumed of SENA and reflect an allocation of purchase price based on fair values at the date of Acquisition. The following shows the reconciliation of the purchase price paid by NewPage:

Cash paid for acquisition disclosed in statement of cash flows	$1,486
NewPage Group equity issued to SEO (at fair value)	123
NewPage Group PIK Notes issued to SEO (at fair value)	206

Total paid for acquisition	1,815
Reversal of valuation allowance on NewPage Holding and NewPage deferred tax assets	(39)

Net purchase price allocated	$1,776

A summary of the preliminary purchase price allocation for the fair value of the assets acquired and the obligations assumed at the date of the Acquisition is presented below. The purchase price allocation is preliminary and is subject to the completion of several items, including consideration of final valuations, final determination of post-closing purchase price adjustments, adjustments for final estimates for restructuring activities, and for uncertain tax positions under FIN 48 and deferred tax positions under FAS 109.

Accounts receivable	$204
Inventory	323
Other current assets	3
Property, plant and equipment	2,285
Other assets	22

Total assets acquired	2,837
Accounts payable	(199)
Other current liabilities	(137)
Capital lease	(146)
Deferred taxes	(285)
Other long-term obligations	(294)

Total liabilities assumed	(1,061)

Net purchase price allocated	$1,776

The results of operations for the year ended December 31, 2007 include the results for SENA from the date of Acquisition. The following table summarizes selected unaudited pro forma consolidated statements of operations data for the years ended December 31, 2007 and 2006 as if the Acquisition had been completed at the beginning of the year.

Unaudited pro forma financial data	2007	2006
Net sales	$4,659	$4,214
Net income (loss)	(95)	(213)

This selected unaudited pro forma consolidated financial data is included only for the purpose of illustration and does not necessarily indicate what the operating results would have been if the Acquisition had been completed on that date. Moreover, this information does not necessarily indicate what our future operating results will be. This information includes actual data in 2007 for the period subsequent to the date of the Acquisition. For periods prior to the Acquisition, the unaudited pro forma information includes allocations to SENA of certain expenses no longer incurred after the date of the Acquisition.

Acquisition of printing and writing papers business

NewPage acquired the printing and writing papers group of MeadWestvaco Corporation (“MeadWestvaco”) on May 2, 2005, which was deemed to have been completed on April 30, 2005.

D. CASH AND CASH EQUIVALENTS

Consolidated cash and cash equivalents include those of Rumford Cogeneration. There are no compensating balance arrangements or legal restrictions on the cash and cash equivalents of Rumford Cogeneration; however, $1 and $11 of the consolidated cash and cash equivalents at December 31, 2007 and 2006 is the property of Rumford Cogeneration and is not available to NewPage until distributed from the partnership to its partners.

E. INVENTORIES

Inventories as of December 31, 2007 and 2006 consist of:

	2007	2006
Finished and in-process goods	$304	$232
Raw materials	123	32
Stores and supplies	157	53

	$584	$317

Approximately 70% and 83% of inventories at December 31, 2007 and 2006 are valued using the LIFO method. If inventories had been valued at current costs, they would have been valued at $556 and $306 at December 31, 2007 and 2006.

F. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2007 and 2006, consist of:

	2007	2006
Land and land improvements	$118	$56
Buildings	419	122
Machinery and other	3,313	1,319
Construction in progress	80	35

	3,930	1,532
Less: accumulated depreciation and amortization	(366)	(223)

	$3,564	$1,309

See Note P for information related to the capital lease.

G. OTHER ASSETS

Other assets as of December 31, 2007 and 2006, consist of:

	2007	2006
Prepaid pension asset	$88	$47
Financing costs (net of accumulated amortization of $26 and $15)	70	33
Other	40	55

	$198	$135

Amortization expense was $17, $15 and $9 for the years ended December 31, 2007, 2006 and the eight months ended December 31, 2005. Amortization expense for the next five years is expected to be $22 in 2008, $23 in 2009, $22 in 2010, $23 in 2011 and $20 in 2012.

H. DERIVATIVE FINANCIAL INSTRUMENTS

As of May 2, 2005, we entered into a commodity basket option contract with J. Aron & Company, an affiliate of Goldman, Sachs & Co., and paid a premium of $72 for the contract, which was the fair value of the option at inception. This contract is a basket of options on a mix of natural gas, market pulp and the Euro. While the commodity basket option contract was designed to help protect against decreases in the North American prices of coated paper by reference to the prices of natural gas and market pulp, and material decreases in the value of the Euro relative to the U.S. dollar, there is no assurance that the commodity basket option contract will actually protect us against price decreases or that the historical level of correlation will continue during the three-year period of the contract. Because of the uncertainty of future correlation, we do not apply hedge accounting treatment for this contract and record changes in the fair value of the contract in other (income) expense. Other (income) expense for the years ended December 31, 2007, 2006 and the eight months ended December 31, 2005, include non-cash losses of zero, $47 and $25 determined based on the mark-to-market value of the option contract. This contract expires April 2008 and had a fair value of zero at December 31, 2007 and 2006.

In June 2005, we entered into two interest rate swap agreements and one interest rate cap agreement to hedge the variability of cash flows on a portion of our variable-rate debt. We entered into a $150 notional amount interest rate swap expiring June 2009 and a $150 notional amount interest rate swap expiring June 2010. We receive LIBOR and pay a weighted-average fixed rate of 4.1% on the interest rate swaps. We purchased a $150 notional amount interest rate cap with a cap rate of 4.5% that expires June 2008.

In January 2008, we entered into four interest rate swap agreements with an aggregate notional amount of $1,050 to hedge the variability of cash flows on a portion of our floating-rate debt. The interest rate swaps have notional amounts of $300, $300, $250 and $200 and expire December 2009, December 2010, December 2011 and December 2012. We receive LIBOR and pay a weighted-average fixed rate of 3.6% on these interest rate swaps.

I. ACCRUED EXPENSES

Accrued expenses as of December 31, 2007 and 2006 consist of:

	2007	2006
Payroll and employee benefit costs	$139	$42
Accrued interest	26	27
Accrued rebates and allowances	25	17
Other	100	34

	$290	$120

J. LONG-TERM DEBT

The balances of long-term debt as of December 31, 2007 and 2006 are as follows:

	2007	2006
Term loan senior secured credit facility (face amount $1,600 and $524; LIBOR plus 3.75%)	$1,552	$524
Floating rate senior secured notes (LIBOR plus 6.25%)	225	225
10% senior secured notes (face amount $806 and $350)	804	347
12% senior subordinated notes (face amount $200)	198	198
Capital lease	146	—

Total long-term debt, including current portion	2,925	1,294
Current portion of long-term debt	16	5

	$2,909	$1,289

In connection with the Acquisition, we entered into senior secured credit facilities consisting of $1,600 under a senior secured term loan facility and $500 under a senior secured revolving credit facility and applied the proceeds from the term loan to finance a portion of the Acquisition, repay our prior senior secured credit facilities and pay related expenses. Included in interest expense for the year ended December 31, 2007, is $17 for the write-off of financing costs related to the pre-Acquisition term loan and unused bridge financing commitment fees.

Substantially all of our assets are pledged as collateral under our various debt agreements.

Principal payments on long-term debt for the next five years are payable as follows: $16 in 2008, $16 in 2009, $16 in 2010, $16 in 2011 and $1,047 in 2012.

See Note P for additional information on the capital lease.

Senior Secured Credit Facilities

The senior secured credit facilities consist of a senior secured term loan of $1,600 and a senior secured revolving credit facility of $500. The senior secured credit facilities may be accelerated if we are unable to refinance the senior secured and subordinated notes prior to their maturity. Subject to customary conditions, including the absence of defaults under the revolving credit facility, amounts available under the revolving credit facility may be borrowed, repaid and re-borrowed, including in the form of letters of credit and swing line loans, until the maturity date thereof. The revolving credit facility may be utilized to fund our working capital, to fund permitted acquisitions and capital expenditures, and for other general corporate purposes. The availability under our revolving credit facility is reduced by our outstanding letters of credit, which totaled $74 and $47 at December 31, 2007 and 2006. The amount of loans and letters of credit available to us pursuant to the revolving credit facility is limited to the lesser of $500 or an amount determined pursuant to a borrowing base. Based on availability under the borrowing base as of December 31, 2007, we had $380 of additional borrowing availability under the revolving credit facility. The revolving credit facility matures the first to occur of (i) December 21, 2012 and (ii) the date that is 181 days prior to the scheduled maturity date of the term loan, senior secured notes, senior subordinated notes, the NewPage Holding PIK notes, and any refinancing thereof. Amounts outstanding under our revolving credit facility bear interest, at our option, at a rate per annum equal to either: (i) the base rate plus 1.00%, or (ii) LIBOR plus 2.00%. The interest rate spreads are subject to reduction upon meeting certain leverage thresholds or upon the occurrence of an initial public offering. Certain customary fees are payable to the lenders and the agents under the senior secured credit facilities, including, without limitation, a commitment fee for our revolving credit facility based upon non-use of available funds and letter of credit fees and issuer fronting fees.

The term loan matures on the first to occur of (i) December 21, 2014 and (ii) the date that is 181 days prior to the scheduled maturity date of the senior secured notes, senior subordinated notes, the NewPage Holding PIK notes, and any refinancing thereof and will amortize in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of the senior term facility, with the balance payable at maturity. Future payments are reduced ratably for early principal repayments. The term loan is subject to mandatory prepayment with, in general, (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (iii) 50% of the net cash proceeds of equity offerings; (iv) 100% of the net cash proceeds of debt incurrence (other than debt incurrence permitted under the term facility); and (v) 50% of our excess cash flow, as defined in the senior secured credit facility; generally the mandatory prepayment rates decline in accordance with a leverage ratio test. The loans under the term loan facility bear interest, at our option, at a rate per annum equal to either: (i) the base rate plus 2.75%, or (ii) LIBOR plus 3.75%. The interest rate spreads are subject to reduction upon meeting certain leverage thresholds or upon the occurrence of an initial public offering. Our weighted-average interest rate on the outstanding balance at December 31, 2007 and 2006 was 8.7% and 8.5%.

The senior secured credit facilities are jointly and severally guaranteed by our parent and each of our guarantor subsidiaries. Subject to certain customary exceptions, we and each of the guarantors granted to the lenders under the revolving credit facility a first priority security interest in and lien on our and our guarantor subsidiaries’ present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, our parent and our guarantor subsidiaries. Subject to certain customary exceptions, we and each of the guarantors granted to the lenders under the term loan (i) a first priority security interest in and lien on substantially all of our and our guarantor subsidiaries’ present and future property and assets (other than cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, our parent and our guarantor subsidiaries), including the capital stock of our guarantor subsidiaries and 65% of the capital stock of our foreign subsidiaries, if any, as well as our capital stock owned by our parent and (ii) a second priority security interest in and lien on our and our guarantor subsidiaries’ present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, our parent or our guarantor subsidiaries.

The senior secured credit facilities contain various customary affirmative and negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the notes and otherwise restrict corporate activities. In addition, under the term loan (and under the revolving credit facility to the extent that our unused borrowing availability under the revolving credit facility plus excess cash are below $50 for 10 consecutive business days or $25 for three consecutive days), we are required to comply with specified financial ratios and tests, including a minimum interest and fixed charge coverage ratios, maximum senior and total leverage ratios and maximum capital expenditures.

Floating Rate and 10% Senior Secured Notes

The senior secured notes consist of $806 face value of 10% senior secured notes and $225 of floating rate senior secured notes. The senior secured notes mature on May 1, 2012. Interest on the 10% senior secured notes is payable semi-annually in arrears on May 1 and November 1. Interest on the 10% senior secured notes is computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the floating rate senior secured notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 6.25% (11.2% and 11.6% at December 31, 2007 and 2006). We pay interest on the floating rate senior secured notes quarterly, in arrears, on every February 1, May 1, August 1 and November 1.

The senior secured notes are secured on a second-priority basis by liens on all of the assets of NewPage and the guarantors other than the collateral securing the revolving credit facility and the stock of our subsidiaries; are subordinated, to the extent of the value of the assets securing that indebtedness, to the senior secured credit facility; are senior in right of payment to our existing and future subordinated indebtedness, including the senior subordinated notes; and are jointly and severally unconditionally guaranteed by most of our subsidiaries.

At any time prior to May 1, 2008, we may redeem up to 30% of the 10% senior secured notes at a redemption price of 110% with the net cash proceeds of one or more equity offerings by NewPage or a contribution to the common equity capital of NewPage from the net proceeds of one or more equity offerings by a direct or indirect parent of NewPage. At any time prior to May 1, 2009, we may also redeem all or a part of the 10% senior secured notes at a redemption price equal to 100% plus a “make-whole” premium. On or after May 1, 2009, we may redeem all or a part of the 10% senior secured notes at an initial redemption price of 106%. At any time prior to May 1, 2008, we may redeem up to 30% of the floating rate senior secured notes at a redemption price of 100%, plus LIBOR on the date of redemption, plus 6.25% with the net cash proceeds of one or more equity offerings by NewPage or a contribution to the common equity capital of NewPage from the net proceeds of one or more equity offerings by a direct or indirect parent of NewPage. On or after May 1, 2009, we may redeem all or a part of the floating rate senior secured notes at an initial redemption price of 103%. If a change of control occurs, each holder of senior secured notes has the right to require us to repurchase all or any part of that holder’s senior secured notes at 101% of the face value.

The senior secured notes contain various customary covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations or issue preferred stock, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the notes and otherwise restrict corporate activities.

12% Senior Subordinated Notes

The senior subordinated notes consist of $200 face value senior subordinated notes that mature on May 1, 2013. The senior subordinated notes are general unsecured obligations and are subordinated in right of payment to all our existing and future senior debt, including the senior secured notes and borrowings under the senior secured credit facilities. Interest on the senior subordinated notes accrues at the rate of 12.0% per annum and is payable semi-annually in arrears on May 1 and November 1. The senior subordinated notes are jointly and severally guaranteed by most of our subsidiaries.

At any time prior to May 1, 2008, we may redeem up to 30% of the senior subordinated notes at a redemption price of 112% with the net cash proceeds of one or more equity offerings by NewPage or a contribution to the common equity capital of NewPage from the net proceeds of one or more equity offerings by a direct or indirect parent of NewPage. At any time prior to May 1, 2009, we may also redeem all or a part of the senior subordinated notes at a redemption price equal to 100% plus a “make-whole” premium. On or after May 1, 2009, we may redeem all or a part of the senior subordinated notes at an initial redemption price of 106%. If a change of control occurs, each holder of the senior subordinated notes has the right to require us to repurchase all or any part of that holder’s senior subordinated notes at 101% of the face value.

The senior subordinated notes contain various customary covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations or issue preferred stock, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the notes and otherwise restrict corporate activities.

K. INCOME TAXES

The principal current and noncurrent deferred tax assets and liabilities as of December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets:
Intangible assets	$67	$88
Compensation-related costs	154	18
Net operating loss carryforwards	602	75
Tax credits	42	4
Other accruals and reserves	38	14

Total deferred tax assets	903	199
Valuation allowance	(391)	(30)

Net deferred tax assets	512	169

Deferred tax liabilities:
Property, plant and equipment	(760)	(154)
Inventory	(10)	(1)
Other	(16)	(14)

Total deferred tax liabilities	(786)	(169)

Net deferred liability	$(274)	$—

Included in the balance sheet:
Other current assets—deferred tax asset	$19	$9
Noncurrent assets—deferred tax asset	—	13
Noncurrent net deferred tax liability	(293)	(22)

Net deferred liability	$(274)	$—

We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, we recognized a $1 reduction in deferred tax assets and a corresponding decrease in the valuation allowance.

As of January 1, 2007 the implementation had no effect on the beginning balance of accumulated deficit. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$1
Additions related to the Acquisition	62

Balance at December 31, 2007	$63

The significant components of the income tax provision (benefit) are as follows:

	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006	Eight Months Ended Dec. 31, 2005
Deferred:
U.S. federal	$10	$(13)	$(16)
State and local	(4)	1	(7)

Deferred income tax expense (benefit)	6	(12)	(23)
Valuation allowance	4	8	22

	10	(4)	(1)
Allocation to loss from discontinued operations	—	—	3
Allocation to other comprehensive income	6	—	3

Income tax (benefit)	$4	$(4)	$(7)

The following table summarizes the major differences between the actual income tax provision (benefit) attributable to continuing operations and taxes computed at the U.S. federal statutory rate:

	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2006	Eight Months Ended Dec. 31, 2005
Income tax benefit computed at the U.S. federal statutory rate of 35%	$(1)	$(7)	$(24)
State and local income taxes, net of federal benefit	(4)	2	(5)
Permanent differences	6	3	—
Tax credits	(1)	(2)	—
Valuation allowance	4	8	22
Other	—	(8)	—

Income tax (benefit)	$4	$(4)	$(7)

Effective tax rate	(101.4)%	18.6%	10.4%

We file income tax returns in the United States for federal and various state jurisdictions and in Canada. As of December 31, 2007, we have filed tax returns for the periods ended December 31, 2006 and 2005 and these periods are still open for examination by various taxing authorities. Wisconsin tax returns filed by SENA are still open for examination for periods from 1997 through 2006. Canadian tax returns filed by SENA are still open for examination for periods from 2002 through 2006.

The federal net operating loss carryforward at December 31, 2007 was $880 and is available to reduce federal taxable income through 2027. The Canadian federal net operating loss carryforward available to reduce Canadian federal taxable income at December 31, 2007 was Canadian $887 and expires between 2012 and 2014. We have recorded a valuation allowance against our net deferred tax assets for Canadian federal income taxes and for certain states since it is more likely than not that we will not realize these benefits, as defined in SFAS No. 109, as a result of the negative evidence presented by our history of losses over the past three years.

L. EQUITY

As of December 31, 2007, NewPage Group was the sole holder of record of the shares of NewPage Holding common stock and NewPage Holding was the sole holder of record of the shares of NewPage common stock. There is no established public trading market for our common stock and we have never paid or declared a cash dividend on the common stock. Our debt agreements restrict our ability and the ability of our subsidiaries to pay dividends. On December 21, 2007, Escanaba Timber contributed all of the then outstanding common stock of NewPage Holding to NewPage Group in exchange for shares of common stock of NewPage Group.

In conjunction with the Acquisition, we recorded an equity investment of $329 from NewPage Holding, which consists of the fair value for the NewPage Group PIK Notes of $206 and the fair value of the 19.9% ownership of NewPage Group’s common stock of $123 issued to SEO.

In conjunction with the acquisition of the printing and writing papers group of MeadWestvaco, we received an equity investment of $539 in common stock from NewPage Holding, our direct parent at the time of the acquisition. The allocation of the purchase price to Escanaba Timber LLC and NewPage was made in proportion to each entity’s share of the fair value of the total assets acquired and was not based on the individual legal entity’s issuance of consideration to MeadWestvaco. Below is a reconciliation between the $539 equity investment and the amount recorded in additional paid-in capital:

Equity contribution from NewPage Holding	$539
Discount on NewPage Holding PIK notes issued to MeadWestvaco as consideration	(14)
Unvested restricted equity awards	(2)

Proceeds from capital contributions	523
Excess consideration contributed from Escanaba Timber over fair value of assets acquired	(129)

Proceeds from capital contributions in statement of stockholder’s equity	$394

Equity Compensation

Maple Timber Management Interests

Certain members of our management were granted Common Percentage Interests (“Management Interests”) of Maple Timber, our former indirect parent, relating to our business. The equity interests of Maple Timber were classified into two separate series, one relating to our business and one relating to the business of Escanaba Timber. The series of equity interests relating to our business consisted of Class A Common Percentage Interests, Class B Common Percentage Interests, Class C Common Percentage Interests and Preferred Percentage Interests. In connection with the equity reorganization, all unvested Management Interests became vested as of December 21, 2007, the Management Interests were exchanged for NewPage Group common stock, and we recognized additional expense of $8 in 2007 as a result of the modification.

The fair value of Management Interests granted totaled $3 and $2 for the year ended December 31, 2006 and eight months ended December 31, 2005.

Included in selling, general and administrative expenses, we have recognized expense related to the Management Interests of $13, $11 and $1 for the years ended December 31, 2007 and 2006 and eight months ended December 31, 2005. The 2007 expense includes $4 for the repurchase of unvested equity interests granted to former executive officers and the $8 for the vesting of the unvested Management Interests. The 2006 expense includes $9 for the repurchase of unvested equity interests granted to former executive officers.

Under repurchase agreements entered into with each of the executive officers, Maple Timber agreed to repurchase all of the executive officer’s Paper Class A Common Percentage Interests and Paper Class B Common Percentage Interests. NewPage loaned an aggregate of $11 to Maple Timber and $5 in January 2008 to NewPage Group to enable each entity to satisfy its repurchase obligations, which was recorded as a reduction in shareholder’s equity as repayment is not assured.

Furthermore, certain other members of our management were issued options to purchase Class A Common Percentage Interests that only vest upon the occurrence of a change of control or an initial public offering. These options expire ten years from the date of issuance. In connection with the equity reorganization these options were converted to options to purchase NewPage Group common stock.

NewPage Group Equity Incentive Plan

In 2007, the board of directors of NewPage Group adopted the NewPage Group Equity Incentive Plan and authorized 9.9 million shares for issuance under the plan. The incentive plan provides for the grant of stock options, stock appreciation rights, restricted stock, performance awards (including cash performance awards) and other equity-based awards. Grants of stock options and other stock-based compensation awards are approved by the compensation committee of NewPage Group’s board of directors.

Stock options expire not later than ten years from the date of grant. Effective as of December 21, 2007, options on 6,282,315 shares were awarded under the plan. Half of the options will vest in three equal annual installments through December 31, 2010. The other 50% of the options will vest in three equal annual installments only if performance targets are met during 2008, 2009 and 2010. All options will vest only to the extent the employee remains employed by us on each vesting date. However, a portion of the options will automatically vest upon a change of control or an initial public offering. Because the performance targets are determined annually, the performance-based options will not be considered granted until the performance criteria are approved by the compensation committee. Thus, while the performance-based options have already been awarded, for accounting purposes they will not be considered granted until the performance criteria are approved by the compensation committee in a future period.

The following table summarizes activity in the plan:

Shares of NewPage Group issuable under stock options, in thousands	Options	Weighted- average exercise price
Maple Timber options converted	232	$0.98
Granted	3,141	21.22

Outstanding at December 31, 2007	3,373	19.83

None of the outstanding options were exercisable as of December 31, 2007. The outstanding options at December 31, 2007, have a weighted-average remaining contractual life of 9.8 years. As of December 31, 2007, unrecognized compensation cost for the options totaled $34. Stock compensation expense is expected to be $21, $9 and $4 in 2008, 2009 and 2010 for these options.

We utilize a Black-Scholes pricing model to determine the fair value of options granted in accordance with SFAS 123R. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the stock price as well as assumptions regarding a number of other variables. These variables include expected stock price volatility over the term of the awards and projected employee stock option exercise behaviors (term of option). We estimate the expected term of options granted by incorporating the contractual term of the options and employees’ expected exercise behaviors. We estimate the volatility of our common stock by considering volatility of appropriate peer companies and adjusting for factors unique to our stock, including the effect of debt leverage. Assumptions used to determine the fair value of option grants are as follows:

Year ended December 31, 2007
Weighted-average fair value of options granted	$12.28
Weighted average assumptions used for grants:
Expected volatility	60%
Risk-free interest rate	3.7%
Expected life of option (in years)	6

Included in selling, general and administrative expenses, we have recognized expense for the options granted in 2007 of $1 for the year ended December 31, 2007.

M. RETIREMENT AND OTHER POSTRETIREMENT BENEFITS

We provide retirement benefits for certain U.S. and Canadian employees. In the U.S., pension benefits are provided through employer-funded qualified (funded) and non-qualified (unfunded) defined benefit plans and are a function of either years worked multiplied by a flat monetary benefit, or of years worked multiplied by the best five years average earnings out of the last ten years, during an employee’s pensionable service. In Canada, pension benefits are provided through employer- and employee-funded defined benefit plans and benefits are a function of years worked and average final earnings during an employee’s pensionable service. Certain of the U.S. and Canadian pension benefits are provided in accordance with collective bargaining agreements. Where pre-funding is required, independent actuaries determine the employer contributions necessary to meet the future obligations of the plans and such plan assets are held in trust for the plans. Benefits under our Canadian supplemental pension plan are unfunded but are secured through a letter of credit arrangement (Note O). Plan assets were measured as of December 31, 2007 and September 30, 2006.

We also provide other retirement and post-employment benefits for certain U.S. and Canadian employees, which may include healthcare benefits for certain retirees prior to their reaching age 65, healthcare benefits for certain retirees on and after their reaching age 65, long-term disability benefits, continued group life insurance and extended health and dental benefits. These are provided through various employer- and/or employee-funded postretirement benefit plans. We generally fund the employer portion of these other postretirement benefits on a pay-as-you-go basis. In certain instances in the U.S., benefits have been pre-funded through a Voluntary Employee Benefit Association (“VEBA”). These other postretirement benefit obligations are not required to be pre-funded. For certain U.S. postretirement healthcare plans the employer contributions toward the annual healthcare premium equivalent for retirees are limited to a specific monetary value or percentage, in which instance the remainder of the premium equivalent is the responsibility of the retiree. Certain of the U.S. and Canadian other postretirement benefits are provided in accordance with collective bargaining agreements.

We also sponsor defined contribution plans for certain U.S. employees. Employees may elect to contribute a percentage of their salary on a pre-tax basis, subject to regulatory limitations, into an account with an independent trustee which can then be invested in a variety of investment options at the employee’s discretion. The employer may also contribute to the employee’s account depending upon the requirements of the plan. For certain employees these employer contributions may be in the form of a specified percentage of each employee’s total compensation or in the form of discretionary profit-sharing that may vary depending on the achievement of certain objectives. Certain of the U.S. defined contribution benefits are provided in accordance with collective bargaining agreements. During the years ended December 31, 2007, 2006 and the eight months ended December 31, 2005, we incurred expenses of $16, $15 and $10 for employer contributions to these defined contribution plans.

The following table sets forth the changes in the benefit obligation relating to defined benefit pension and other postretirement benefits and fair value of plan assets during the year and also the funded status of our defined benefit pension and other postretirement benefit plans showing the amounts recognized in our consolidated balance sheets as of December 31, 2007 and 2006. The U.S. defined benefit pension obligations include unfunded liabilities of $12 and zero as of December 31, 2007 and 2006, associated with a non-qualified defined benefit pension plan in the U.S.

	2007				2006
	Pension Plans		Other Postretirement Plans		Pension Plan	Other Postretirement Plan
	U.S.	Canada	U.S.	Canada	U.S.	U.S.
Benefit obligation at beginning of period	$197	$—	$23	$—	$254	$30
Acquisition	804	325	247	26	—	—
Service cost	9	—	1	—	9	1
Interest cost	16	1	2	—	12	1
Plan participant contributions	—	—	1	—	—	—
Benefits paid	(12)	—	(2)	—	(7)	(1)
Settlement	—	—	—	—	(68)	—
Curtailment	—	—	—	—	—	(8)
Termination benefits	1	—	—	—	—	1
Actuarial (gains) losses	(8)	7	—	1	(3)	(1)

Benefit obligation at end of period	1,007	333	272	27	197	23

Fair value of plan assets at beginning of period	244	—	—	—	305	—
Acquisition	808	296	10	—	—	—
Actual return on plan assets	44	—	—	—	27	—
Plan participant contributions	—	—	1	—	—	—
Employer contributions	—	—	1	—	—	1
Settlement	—	—	—	—	(81)	—
Benefits paid	(12)	—	(2)	—	(7)	(1)

Fair value of plan assets at end of period	1,084	296	10	—	244	—

Funded status at end of period	$77	$(37)	$(262)	$(27)	$47	$(23)

	2007				2006
	Pension Plans		Other Postretirement Plans		Pension Plan	Other Postretirement Plan
	U.S.	Canada	U.S.	Canada	U.S.	U.S.
Included in the balance sheet:
Other assets	$89	$—	$—	$—	$47	$—
Accrued expenses	(1)	—	(27)	—	—	(1)
Other long-term obligations	(11)	(37)	(235)	(27)	—	(22)

Total net asset (liability)	$77	$(37)	$(262)	$(27)	$47	$(23)

Weighted-average assumptions:
Discount rate	6.4%	5.5%	6.1%	5.0%	5.9%	5.7%
Long-term expected rate of return on plan assets	7.9%	7.0%	4.5%	—	7.4%	—
Rate of compensation increase for compensation-based plans	4.5%	2.5%	N/A	N/A	N/A	N/A

The assumed discount rates used in determining the benefit obligations were determined by reference to the yield on zero-coupon corporate bonds rated Aa or AA maturing in conjunction with the expected timing and amount of future benefit payments.

The amounts in accumulated other comprehensive income that have not been recognized as components of net periodic defined benefit pension and other postretirement benefit cost as of December 31, 2007 and 2006 are as follows:

	2007				2006
	Pension Plans		Other Postretirement Plans		Pension Plan	Other Postretirement Plan
	U.S.	Canada	U.S.	Canada	U.S.	U.S.
Unrecognized net actuarial (gains) losses	$(39)	$8	$(2)	$—	$(12)	$(2)
Deferred taxes	10	—	—	—	—	—

Total accumulated other comprehensive income, net of taxes	$(29)	$8	$(2)	$—	$(12)	$(2)

The estimated net actuarial (gain) and prior service cost for the defined benefit pension plans of the U.S. that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $(1) and less than $1. The estimated net actuarial loss for the Canadian defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year is zero. The estimated net actuarial (gain) for U.S. and Canadian other postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year is zero.

Total accumulated benefit obligation (“ABO”) as of December 31, 2007 and 2006 was $976 and $197 for all defined benefit pension plans in the U.S. and $318 and zero for all defined benefit pension plans in Canada.

For defined benefit pension plans where the ABO exceeds the fair value of plan assets, the ABO, the projected benefit obligation (“PBO”) and the fair value of plan assets as of December 31, 2007 are as follows:

	2007
	U.S.	Canada
ABO	$12	$220
PBO	12	231
Fair value of assets	—	197

For defined benefit pension plans where the PBO exceeds the fair value of plan assets, the ABO, the PBO and fair value of plan assets as of December 31, 2007 are as follows:

	2007
	U.S.	Canada
ABO	$12	$318
PBO	12	333
Fair value of assets	—	296

Pension plan assets are held in trusts with investment policies providing a framework within which to manage the assets in each trust. Weighted-average long-term strategic allocation target ranges for investments for the U.S. pension plans are as follows: cash and cash equivalents 0% to 8%, equity securities 39% to 61%, debt securities 27% to 43%, real estate 5% to 10% and other investments 5% to 10%. In Canada, the investment policy sets the long-term return target for the assets at a real return of 4% and defines the long-term strategic allocation targets for cash and cash equivalents at 0% to 25%, equity securities at 20% to 65%, and debt securities at 10% to 60%.

The expected role of equity investments is to invest in well-diversified portfolios of domestic and international securities. The role of debt investments is to invest in well-diversified portfolios of debt instruments such that the average weighted duration does not exceed the duration of the Lehman Brothers Aggregate Index by more than approximately two years. We review investment policy statements at least once per year. In addition, the portfolios are reviewed at least quarterly to determine their deviation from target weightings and are rebalanced as necessary.

Defined benefit pension plan assets percentage of fair value by asset category at December 31, 2007 and September 30, 2006 are as follows:

	2007		2006
	U.S.	Canada	U.S.
Cash and cash equivalents	6%	5%	—
Equity securities	55%	54%	65%
Debt securities	29%	41%	35%
Real estate	4%	—	—
Other, including alternative investments	6%	—	—

Total	100%	100%	100%

The plans have an expected long-term rate of return on plan assets assumption ranging from 7.4% to 8.0% for the various U.S. plans and of 7.0% for the Canadian plans. These rates were derived based on the capital market assumptions for each designated asset class under the respective trust’s investment policy. The capital market assumptions reflect a combination of historical performance analysis and the forward-looking return expectations of the financial markets.

The investment policy for other postretirement benefits takes into consideration the fact that retiree healthcare obligations are not required to be funded and the pre-funding that exists will be fully utilized within the next fiscal year.

Assumptions related to retiree healthcare benefits as of December 31 are as follows:

	2007		2006
	U.S.	Canada	U.S.
Weighted-average healthcare cost trend rate assumed for next year	8.4%	13.0%	11.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	6.0%	5.0%
Range of years that the rate reaches the ultimate trend rate depending upon the plan	2011–2017	2016	2013

A one-percentage-point change in assumed retiree healthcare costs trend rates would have the following effects at December 31, 2007:

	Increase		Decrease
	U.S.	Canada	U.S.	Canada
Effect on total service and interest cost components	$—	$—	$—	$—
Effect on accumulated postretirement benefit obligation	3	1	(3)	(1)

A summary of the components of net periodic costs and amounts recognized in other comprehensive income for the years ended December 31, 2007 and 2006 and the eight months ended December 31, 2005, is as follows:

	Year Ended December 31, 2007		Year Ended December 31, 2006	Eight Months Ended December 31, 2005
	U.S.	Canada	U.S.	U.S.
Pension Plans
Service cost	$8	$—	$9	$8
Interest cost	13	1	12	9
Termination benefits	1	—	—	—
Expected return on plan assets	(20)	(1)	(19)	(16)

Net periodic cost before settlement and curtailment	2	—	2	1
Settlement loss	—	—	5	—
Curtailment loss	—	—	2	—

Net periodic cost (income) after settlement and curtailment	2	—	9	1
Less—cost (income) allocated to discontinued operations	—	—	7	—

Net periodic cost allocated to continuing operations	$2	$—	$2	$1

Weighted-average assumptions:
Discount rate	6.3%	5.7%	5.7%	5.3%
Long-term expected rate of return on plan assets	7.9%	7.0%	7.4%	8.0%
Rate of compensation increase for compensation-based plans	4.5%	2.5%	N/A	N/A

	Year Ended December 31, 2007		Year Ended December 31, 2006	Eight Months Ended December 31, 2005
	U.S.	Canada	U.S.	U.S.
Other Postretirement Plans
Service cost	$1	$—	$1	$1
Interest cost	2	—	1	1
Termination benefits	—	—	1	—

Net periodic cost before settlement and curtailment	3	—	3	2
Curtailment (gain) loss	—	—	(8)	—

Net periodic cost (income) after settlement and curtailment	3	—	(5)	2
Less—cost (income) allocated to discontinued operations	—	—	(7)	—

Net periodic cost allocated to continuing operations	$3	$—	$2	$2

Weighted-average assumptions:
Discount rate	6.1%	5.2%	5.6%	5.3%
Long-term expected rate of return on plan assets	4.5%	—	—	—

Estimated future benefit payments for the plans for each of the next five years and for the five years thereafter are expected to be paid as follows:

	Pension Plans		Other Postretirement Plans
	U.S.	Canada	U.S.	Canada
2008	$59	$20	$27	$3
2009	61	19	28	2
2010	62	20	27	2
2011	63	20	27	2
2012	65	20	26	2
2013 through 2017	349	112	117	9

Expected employer contributions to be paid into the plans during the next year are as follows:

	Pension Plans		Other Postretirement Plans
	U.S.	Canada	U.S.	Canada
Expected payments during 2008	$1	$10	$18	$2

Certain of our other postretirement benefit plans have elected to receive a subsidy from the U.S. government pursuant to the Medicare Prescription Drug Improvement and Modernization Act of 2003 related to our continuation of those certain other postretirement benefit plans. The effect of this subsidy reduces 2007 expense for other postretirement benefit plans by less than $1. There was no effect on 2006 expense.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of defined benefit pension and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. Effective December 31, 2006, we adopted the recognition provision of SFAS No. 158 which resulted in a ($14) increase in accumulated other comprehensive income, a $12 increase in other assets and a $2 decrease in other long-term obligations. Effective December 31, 2007, we adopted the measurement provision of SFAS No. 158, which did not have a material effect on our consolidated financial position, results of operations or cash flows.

A curtailment loss of $1 resulted from the permanent shutdown of our No. 7 paper machine and related activities at the Luke, Maryland operation during the fourth quarter of 2006. Because the curtailment loss occurred after the plan measurement date, but before our year end, the loss was recognized in the first quarter of 2007 in accordance with SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

N. SHUTDOWN OF NO. 7 PAPER MACHINE

During the fourth quarter of 2006, we announced a plan to permanently shut down the No. 7 paper machine and related activities and to reduce headcount by approximately 130 employees at the Luke, Maryland, operation largely as a result of the growing influx of low-priced imported paper, particularly from China, Indonesia and South Korea. We took this action in order to continue to improve our cost position and financial performance and better align capacity with market demand.

As a result of this action, we incurred total pretax charges of $18, including $15 for accelerated depreciation and inventory write-offs recorded in the fourth quarter of 2006 and $3 in cost of sales for severance and early retirement benefits, of which $2 was recorded in the fourth quarter of 2006 and $1 was recorded in the first quarter of 2007. As of June 30, 2007, this action was complete.

The activity in the accrued severance liability relating to this action for the first half ended June 30, 2007 was as follows:

Employee Costs
Balance accrued at December 31, 2006	$2
Payments	(2)

Balance accrued at June 30, 2007	$—

O. COMMITMENTS AND CONTINGENCIES

Contingencies

Claims have been made against us for the costs of environmental remedial measures taken or to be taken. Reserves for these liabilities have been established and no insurance recoveries have been anticipated in the determination of the reserves. We are involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of these matters cannot be predicted with certainty, we do not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on our financial condition, results of operations or liquidity.

Commitments

We are party to fiber supply agreements that entitle us to purchase minimum volumes of wood at market prices for periods through 2026, with renewal periods at our option. We are required to purchase minimum levels and have optional volumes that we can purchase under some of the agreements. The agreements include a limitation of damages under which our maximum potential damages for default are based on a price per ton of wood not delivered, unless the failure is the result of a force majeure event that would have prevented either party from performing its obligations. The aggregate maximum amount of potential damages declines from approximately $20 per year in 2008 and totals an aggregate of $208 for all periods. These contracts are assignable by either party with mutual consent.

We have provided letters of credit to various environmental agencies as a means of providing financial assurance with regard to environmental liabilities. We also provided a letter of credit for securing a supplemental pension obligation and certain letters of credit or other financial assurance obligations to fulfill supplier financial assurance requirements. As of December 31, 2007, we had $74 in outstanding letters of credit. Payment would only be required under these letters of credit if we defaulted on commitments made under these arrangements.

We are a party to a service agreement that provides information technology services and human resources services necessary to support our operations through January 31, 2013, at specified monthly base prices. The base price for services under the agreement is approximately $30 annually and can be terminated with a penalty that declines over time.

In 2003, the Port Hawkesbury mill was awarded financial assistance in the amount of Canadian $15 from the Province of Nova Scotia to provide a contribution towards training and infrastructure costs associated with the construction of a thermo-mechanical pulp line. We have received C$12 as of December 31, 2007, and the remaining C$3 has been accrued for as a contribution receivable at December 31, 2007.

In 2006, we were awarded financial assistance in the amount of C$65 from the Province of Nova Scotia in settlement of its commitment to provide licensed land to the Port Hawkesbury mill. The amount will be paid out over seven years (C$10 in each of the first six years, and C$5 in the seventh year). Payout is to be made upon completion of each cumulative 12 month period of operation of the newsprint and supercalendared paper machines. If there is no production for 24 continuous months, all current and future payments are forfeited.

P. LEASE OBLIGATIONS

We lease certain buildings, transportation equipment and office equipment under operating leases with terms of one to 10 years. Rental expense for the years ended December 31, 2007 and 2006, and eight months ended December 31, 2005 was $8, $8 and $7.

As part of the Acquisition, we assumed the rights and obligations associated with a capital lease for a paper machine. The lease has a basic lease term which expires in 2014. At the end of the basic lease term, we have the option to purchase the machine or the lessor can require us to renew the lease through 2025. The lease contains purchase options at amounts approximating fair market value in 2010 and at lease termination. This lease requires us to pay customary operating and repair expenses and to observe certain operating restrictions. The leased asset is included in property, plant and equipment.

Future minimum non-cancelable operating lease payments and capital lease payments and the related present value of the capital lease payments at December 31, 2007 are as follows:

	Operating Leases	Capital Lease
2008	$7	$8
2009	5	7
2010	5	7
2011	4	7
2012	3	7
Thereafter	7	243

Total minimum lease payments	$31	279

Portion representing interest		(133)

Present value of net minimum lease payments		$146

Q. RELATED PARTY TRANSACTIONS

Cerberus Capital Management, L.P., our equity sponsor, retains consultants that specialize in operations management and support and who provide Cerberus with consulting advice concerning portfolio companies in which funds and accounts managed by Cerberus or its affiliates have invested. From time to time, Cerberus makes the services of these consultants available to Cerberus portfolio companies. We believe that the terms of these consulting arrangements are materially consistent with those terms that would have been obtained in an arrangement with an unaffiliated third party. We have commercial arrangements with other entities that are owned or controlled by Cerberus. SENA is a party to a capital lease entered into prior to the Acquisition for which Chrysler Capital, an affiliate of Cerberus, is an equity investor and is entitled to certain equity buyout payments no earlier than 2014. In addition, Commercial Finance LLC, an affiliate of Cerberus, is a revolving lender under our senior secured revolving credit facility. We believe that these transactions are at arms’-length terms and are not material to our results of operations or financial position.

Subsequent to the Acquisition, we are a party to various purchase agreements with SEO. We also sell power generated at Consolidated Water Power Company, a wholly-owned subsidiary, to SEO. We believe that these transactions are at arms’-length terms and are not material to our results of operations or financial position.

During 2005 we were party to fiber supply agreements with Escanaba Timber LLC, whereby we were entitled to purchase wood fibers from them at prevailing market rates. During the eight months ended December 31, 2005, we made purchases of $15 from them. In addition, we provided certain management services to them, including human resources, information technology and accounting. Our billings to them for these services were not significant. As of December 31, 2005, Escanaba Timber LLC had sold substantially all of its timberlands. The acquirers assumed the commitments under the fiber supply agreements and we negotiated certain revisions to the agreements. During the eight months ended December 31, 2005, we received $4 for changes made to a fiber supply agreement in conjunction with one of Escanaba Timber LLC’s dispositions. We have accounted for this payment as an additional capital contribution from Escanaba Timber LLC.

We are the general partner and have a 30% interest in Rumford Cogeneration Company, L.P., a limited partnership which operates the cogeneration facility located at our Rumford, Maine paper mill. Prior to January 1, 2006, we accounted for this investment using the equity method of accounting. As of January 1, 2006, we consolidated the partnership. Prior to being consolidated, sales of byproducts and charges for management services to the limited partnership were $36 for the eight months ended December 31, 2005. Purchases from the limited partnership were $32 for the eight months ended December 31, 2005. Distributions received from the limited partnership were $8 for the eight months ended December 31, 2005.

R. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Total comprehensive income (loss) is comprised of net income (loss), net unrealized gain (loss) on cash flow hedges and net actuarial gain (loss) on our defined benefit plans. The components of accumulated other comprehensive income (loss) as of December 31, 2007 and 2006 are as follows:

	2007	2006
Unrealized gain (loss) on cash flow hedge, net of tax expense (benefit) of $(1) and $3	$—	$6
Unrecognized gain on defined benefit plans, net of tax of $10 and zero	23	14

	$23	$20

S. SALE OF HYDROELECTRIC FACILITIES

On June 8, 2006, Rumford Falls Power Company, an indirect wholly-owned subsidiary of NewPage, completed the sale of two hydroelectric generating facilities located on the Androscoggin River in Rumford, Maine to Brookfield Power Inc. for a cash sales price of $144. Included in other income (expense) for the year ended December 31, 2006 is a gain on the sale of $65.

T. SALE OF CARBONLESS PAPER BUSINESS

Effective April 1, 2006, we completed the sale of our carbonless paper business to P. H. Glatfelter Company for a cash sales price of $84.

Net sales of the carbonless paper business (included in discontinued operations) were $106 and $283 for the year ended December 31, 2006 and eight months ended December 31, 2005. Included in the loss from discontinued operations for year ended December 31, 2006, is $19 of charges related to the sale of the business, including curtailment and settlement costs related to the employee benefit plans.

U. RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141R), which replaces SFAS No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any noncontrolling interest in the acquiree and goodwill acquired. The Statement also establishes disclosure requirements, which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for us as of January 1, 2009; early adoption is prohibited. We are currently evaluating the potential effect, if any, of the adoption of SFAS No. 141R on our consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 (SFAS No. 160), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for us as of January 1, 2009; early adoption is prohibited. The adoption of SFAS No. 160 will result in the reclassification of minority interests to shareholders’ equity. We are currently evaluating further effects, if any, of this standard on our consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. For items covered by FSP FAS 157-2, SFAS No. 157 will now go into effect for us as of January 1, 2009. The adoption of SFAS No. 157 for financial related items did not have a material effect on our consolidated financial position, results of operations or cash flows. We are still evaluating the potential effect of adoption of SFAS No. 157 for non-financial items.

V. SUBSEQUENT EVENT

On January 16, 2008, we announced actions being taken to integrate NewPage operations and the former SENA facilities and services. These restructuring decisions are intended to create the platform essential to become one company, remain competitive in the marketplace, serve our customers more efficiently and reach the synergies we have committed to achieve.

The specific restructuring actions are as follows:

•

Permanently close the No. 11 paper machine in Rumford, Maine, which produces coated freesheet and groundwood papers for magazines and catalogs, which occurred in February 2008. Approximately 60 employees were affected by the shutdown.

•

Permanently close the pulp mill and two paper machines, Nos. 43 and 44, in Niagara, Wisconsin, in the fall of 2008. The Niagara machines produce 250,000 short tons of lightweight coated groundwood papers used in magazines and catalogs. Approximately 320 employees will be affected by the shutdown.

•

Permanently close the No. 95 paper machine in Kimberly, Wisconsin, by the end of May 2008. The Kimberly mill produces coated freesheet papers for publication printing, and specialty papers for pressure-sensitive or glue-applied labels. Approximately 125 employees will be affected.

•

Permanently close the Chillicothe, Ohio, converting facility by the end of November 2008 after some of the converting machines and volume are transferred to existing facilities in Luke, Maryland, and Wisconsin Rapids, Wisconsin. Approximately 160 employees will be affected.

•	Effect additional personnel reductions in all areas, including sales, finance and other support functions. Approximately 200 to 250 employees are expected to be affected.

We intend to reallocate production of paper grades across our remaining combined machine base, resulting in the operation of machines in narrower ranges of paper grades around their peak production. We believe the increase in production from our largest, most efficient paper machines will more than offset the decrease in production from the shutdown or idling of these four less efficient paper machines and will be sufficient to meet the needs of our customers. We expect to recognize up to approximately $45 as a liability on the opening balance sheet for actions related to the acquired operations. We also expect to incur expenses and restructuring charges in 2008 and to a lesser extent in 2009 of up to approximately $55 in the aggregate relating to severance and early retirement benefits, costs of relocating employees and assets and costs of integrating the two businesses, including investments in information systems.

W. SUPPLEMENTAL CONSOLIDATING INFORMATION

NewPage has issued $225 face amount of floating rate senior secured notes due May 2012, $806 face amount of 10% senior secured notes due May 2012 and $200 face amount of 12% senior subordinated notes due May 2013 (the “Notes”). The Notes are jointly and severally guaranteed on a full and unconditional basis by NewPage’s 100%-owned subsidiaries, except Consolidated Water Power Company (“Guarantor Subsidiaries”).

The following condensed consolidating financial statements have been prepared from financial information on the same basis of accounting as the consolidated financial statements. Investments in our subsidiaries are accounted for under the equity method.

NEWPAGE CORPORATION

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2007

	NewPage Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation/ Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$88	$49	$5	$1	$143
Accounts receivable	160	187	2	2	351
Inventories	141	443	—	—	584
Other current assets	24	18	1	—	43

Total current assets	413	697	8	3	1,121
Intercompany receivables	1,123	201	14	(1,338)	—
Property, plant and equipment, net	14	3,485	36	29	3,564
Investment in subsidiaries	2,072	43	—	(2,115)	—
Other assets	178	20	1	(1)	198

TOTAL ASSETS	$3,800	$4,446	$59	$(3,422)	$4,883

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable	$27	$303	$8	$—	$338
Accrued expenses	97	193	—	—	290
Current maturities of long-term debt	16	—	—	—	16

Total current liabilities	140	496	8	—	644
Intercompany payables	61	1,277	—	(1,338)	—
Long-term debt	2,763	146	—	—	2,909
Other long-term liabilities	51	300	—	—	351
Deferred income taxes	130	155	8	—	293
Minority interest	—	—	—	31	31
Stockholder’s equity	655	2,072	43	(2,115)	655

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$3,800	$4,446	$59	$(3,422)	$4,883

NEWPAGE CORPORATION

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2006

	NewPage Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation/ Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$33	$—	$—	$11	$44
Accounts receivable	147	4	—	(2)	149
Inventories	191	126	—	—	317
Other current assets	22	5	—	—	27

Total current assets	393	135	—	9	537
Intercompany receivables	1,203	1	—	(1,204)	—
Property, plant and equipment, net	14	1,262	—	33	1,309
Investment in subsidiaries	60	—	—	(60)	—
Other assets	133	3	—	(1)	135

TOTAL ASSETS	$1,803	$1,401	$—	$(1,223)	$1,981

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable	$34	$97	$—	$3	$134
Accrued expenses	94	26	—	—	120
Current maturities of long-term debt	5	—	—	—	5

Total current liabilities	133	123	—	3	259
Intercompany payables	1	1,203	—	(1,204)	—
Long-term debt	1,289	—	—	—	1,289
Other long-term liabilities	27	15	—	—	42
Deferred income taxes	22	—	—	—	22
Minority interest	—	—	—	38	38
Stockholder’s equity	331	60	—	(60)	331

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$1,803	$1,401	$—	$(1,223)	$1,981

NEWPAGE CORPORATION

SUPPLEMENTAL CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

	NewPage Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation/ Eliminations	Consolidated
Net sales	$2,106	$1,832	$2	$(1,772)	$2,168
Cost of sales	1,869	1,799	2	(1,775)	1,895
Selling, general and administration expenses	120	4	—	—	124
Equity in (earnings) of subsidiaries	(19)	—	—	19	—
Interest expense	154	—	—	—	154
Other (income) expense, net	(3)	(1)	—	3	(1)

Income (loss) before taxes	(15)	30	—	(19)	(4)
Income tax (benefit)	(7)	11	—	—	4

Net income (loss)	$(8)	$19	$—	$(19)	$(8)

NEWPAGE CORPORATION

SUPPLEMENTAL CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

	NewPage Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation/ Eliminations	Consolidated
Net sales	$2,034	$1,761	$—	$(1,757)	$2,038
Cost of sales	1,839	1,744	—	(1,758)	1,825
Selling, general and administration expenses	111	1	—	—	112
Equity in (earnings) of subsidiaries	(17)	—	—	17	—
Interest expense	146	—	—	—	146
Other (income) expense, net	(24)	(2)	—	1	(25)

Income (loss) from continuing operations before taxes	(21)	18	—	(17)	(20)
Income tax (benefit)	(11)	7	—	—	(4)

Income (loss) from continuing operations	(10)	11	—	(17)	(16)
Income (loss) from discontinued operations	(22)	6	—	—	(16)

Net income (loss)	$(32)	$17	$—	$(17)	$(32)

NEWPAGE CORPORATION

SUPPLEMENTAL CONSOLIDATING STATEMENT OF OPERATIONS

EIGHT MONTHS ENDED DECEMBER 31, 2005

	NewPage Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation/ Eliminations	Consolidated
Net sales	$1,279	$1,099	$—	$(1,097)	$1,281
Cost of sales	1,169	1,080	—	(1,097)	1,152
Selling, general and administration expenses	68	1	—	—	69
Interest expense	111	—	—	—	111
Equity in (earnings) of subsidiaries	(30)	—	—	30	—
Other (income) expense, net	21	(3)	—	—	18

Income (loss) from continuing operations before taxes	(60)	21	—	(30)	(69)
Income tax (benefit)	(15)	8	—	—	(7)

Income (loss) from continuing operations	(45)	13	—	(30)	(62)
Income (loss) from discontinued operations	(12)	17	—	—	5

Net income (loss)	$(57)	$30	$—	$(30)	$(57)

NEWPAGE CORPORATION

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

	NewPage Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation/ Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$196	$84	$—	$(2)	$278

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for acquisitions, net of acquired cash	(1,552)	61	5	—	(1,486)
Capital expenditures	(6)	(96)	—	—	(102)

Net cash provided by (used in) investing activities	(1,558)	(35)	5	—	(1,588)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	2,008	—	—	—	2,008
Payment of financing costs	(62)	—	—	—	(62)
Distributions from Rumford Cogeneration to limited partners	—	—	—	(8)	(8)
Loans to parent companies	(5)	—	—	—	(5)
Payments on long-term debt	(524)	—	—	—	(524)

Net cash provided by (used in) financing activities	1,417	—	—	(8)	1,409

Net increase in cash and cash equivalents	55	49	5	(10)	99
Cash and cash equivalents at beginning of period	33	—	—	11	44

Cash and cash equivalents at end of period	$88	$49	$5	$1	$143

NEWPAGE CORPORATION

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

	NewPage Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation/ Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$88	$85	$—	$7	$180
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of assets	84	145	—	—	229
Capital expenditures	(4)	(84)	—	—	(88)
Net cash flows of discontinued operations	—	(1)	—	—	(1)

Net cash provided by (used in) investing activities	80	60	—	—	140
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of financing costs	(1)	—	—	—	(1)
Distributions from Rumford Cogeneration to limited partners	—	—	—	(6)	(6)
Loans to parent companies	(10)	—	—	—	(10)
Intercompany transactions	145	(145)	—	—	—
Payments on long-term debt	(224)	—	—	—	(224)
Net borrowings (payments) on revolving credit facility	(46)	—	—	—	(46)

Net cash provided by (used in) financing activities	(136)	(145)	—	(6)	(287)
Increase in cash and cash equivalents from initial consolidation of Rumford Cogeneration	—	—	—	10	10

Net increase in cash and cash equivalents	32	—	—	11	43
Cash and cash equivalents at beginning of period	1	—	—	—	1

Cash and cash equivalents at end of period	$33	$—	$—	$11	$44

NEWPAGE CORPORATION

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

EIGHT MONTHS ENDED DECEMBER 31, 2005

	NewPage Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation/ Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$106	$63	$—	$—	$169

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for acquisitions	(1,974)	—	—	—	(1,974)
Capital expenditures	(4)	(58)	—	—	(62)
Cash paid for option contracts	(73)	—	—	—	(73)
Net cash flows of discontinued operations	—	(5)	—	—	(5)

Net cash provided by (used in) investing activities	(2,051)	(63)	—	—	(2,114)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	441	—	—	—	441
Proceeds from issuance of long-term debt and initial draw of revolver	1,694	—	—	—	1,694
Payment of financing costs	(58)	—	—	—	(58)
Payments on long-term debt	(2)	—	—	—	(2)
Net borrowings (payments) on revolving credit facility	(129)	—	—	—	(129)

Net cash provided by (used in) financing activities	1,946	—	—	—	1,946

Net increase in cash and cash equivalents	1	—	—	—	1
Cash and cash equivalents at beginning of period	—	—	—	—	—

Cash and cash equivalents at end of period	$1	$—	$—	$—	$1

*  *  *  *  *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To MeadWestvaco Corporation

In our opinion, the accompanying combined statements of operations, changes in combined equity and cash flows present fairly, in all material respects, the results of operations of the Printing and Writing Papers Business of MeadWestvaco Corporation and its cash flows for the four months ended April 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business’ management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dayton, Ohio

December 16, 2005, except for Discontinued Operations,

as described in Note A, the date of which is May 19, 2006 and as to the Guarantor Subsidiary information described in Note L, the date of which is April 15, 2008

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

FOUR MONTHS ENDED APRIL 30, 2005

Dollars in millions

Net sales (including sales to related parties of $9)	$582
Cost of sales	538
Selling, general and administrative expenses	31
Interest expense, including loss on defeasance of debt of $18	21
Other income, net	(2)

Loss from continuing operations before income taxes	(6)
Income tax benefit	(3)

Loss from continuing operations	(3)
Loss from discontinued operations, net of tax (benefit) of $4	(5)

Net loss	$(8)

The accompanying notes are an integral part of these combined financial statements.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

STATEMENTS OF CHANGES IN COMBINED EQUITY

Dollars in millions

EQUITY
BALANCE, DECEMBER 31, 2004	$1,713
Net loss for the four months ended April 30, 2005	(8)
Payment by MeadWestvaco Corporation to defease long-term debt	162
Transactions with MeadWestvaco Corporation, net	16

BALANCE, APRIL 30, 2005	$1,883

The accompanying notes are an integral part of these combined financial statements.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

FOUR MONTHS ENDED APRIL 30, 2005

Dollars in millions

Cash flows from operating activities
Net loss	$(8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on discontinued operations	5
Depreciation and amortization	61
Deferred income taxes	(7)
Investee—earnings and distributions	1
Loss on defeasance of debt	18
Changes in operating assets and liabilities:
Accounts receivable, net	1
Inventories	(63)
Other current assets	1
Other assets	(2)
Accrued expenses	(14)
Other liabilities	1
Net cash flows of discontinued operations	8

Net cash provided by operating activities	2

Cash flows from investing activities
Additions to property, plant and equipment	(14)
Net cash flows of discontinued operations	(3)

Net cash used in investing activities	(17)

Cash flows from financing activities
Net transactions with MeadWestvaco Corporation	15

Net cash provided by financing activities	15

Increase (decrease) in cash and cash equivalents	$—

The accompanying notes are an integral part of these combined financial statements.

PRINTING AND WRITING PAPERS BUSINESS

(A BUSINESS OF MEADWESTVACO CORPORATION)

PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

Dollars in millions

A. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

These combined financial statements present the historical results of the Printing and Writing Papers Business (the “Business”), which was purchased from MeadWestvaco Corporation (“MeadWestvaco”) by NewPage Corporation (the “Acquisition”) pursuant to the Acquisition, which was funded on May 2, 2005, but deemed to have been completed on April 30, 2005. The Business is engaged in the manufacturing, marketing and distribution of coated paper primarily used for commercial printing, magazines, catalogs, textbooks, and labels. Our products include coated papers, uncoated papers and market pulp production manufactured at four U.S. mills and supported by multiple distribution and converting locations. We operate within one operating segment. The Business consists of the historical Papers business segment of MeadWestvaco adjusted to exclude MeadWestvaco’s investment in Northwood Panelboard and the operations of Specialty Papers, which is a distinct and different business under separate management that will not be purchased. MeadWestvaco will retain certain assets and liabilities related to the Business (included within these combined financial statements). These include certain tax receivables and certain liabilities for environmental and employee matters, including the environmental matters discussed in Note I. These amounts are not material in regard to the Business’ financial position.

Effective April 1, 2006, NewPage completed the sale of the carbonless paper business, which comprised the carbonless paper segment, to P. H. Glatfelter Company. In the quarter ended March 31, 2006, the carbonless paper business was reported as a discontinued operation. The combined financial statements and related notes have been reclassified to reflect the discontinued operations treatment. Prior periods have been presented on a comparable basis. Net revenues of the carbonless paper business (included in discontinued operations) were $135 for the four months ended April 30, 2005.

These combined financial statements are intended to present the historical results of the Business operations during each respective period. As such, these combined financial statements include allocations of certain expenses, as well as assets and liabilities historically maintained by MeadWestvaco and not recorded in the accounts of the Business. The Business and MeadWestvaco management believe these allocations have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results that would have been obtained if the Business had operated as a separate entity during the periods presented.

The combined equity of the Business comprises the excess of the Business’ assets over its liabilities. Combined equity is affected by the Business’ operating results, expense allocations from MeadWestvaco and cash transfers between the Business and MeadWestvaco, including settlement of intercompany transactions and amounts paid or received relating to interest and income taxes, as MeadWestvaco manages all treasury activities of the Business.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates and assumptions

The preparation of these combined financial statements required management to make estimates and assumptions that affect the reported amounts of some revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of credit risk

The financial instruments that potentially subject the Business to concentrations of credit risk are accounts receivable. The Business limits its credit risk by performing ongoing credit evaluations, and when deemed necessary, requiring letters of credit, guarantees, or collateral. The majority of the Business’s accounts receivable are with paper merchants and printers.

For the four months ended April 30, 2005, the Business’s sales to its largest customer was 20% of net sales.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials. Cost of all other inventories, mainly stores and supplies inventories, is determined by the average cost method.

Property, plant and equipment

When fixed assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to expense. The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment. Depreciation expense was $59 for the four months ended April 30, 2005.

Capitalized software

Capitalized software is amortized using the straight-line method over the estimated useful lives of 2 to 8 years. The Business records software development costs in accordance with the American Institute of Certified Public Accountants’ Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The Business recorded amortization expense of $2 in the four months ended April 30, 2005 relating to capitalized software.

Environmental

Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Landfills

The Business follows SFAS No. 143, Accounting for Asset Retirement Obligations, which requires that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

Revenue recognition

The Business recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the Business’s revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free on board) shipping point. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The Business provides allowances for estimated returns and other customer credits such as discounts, returns and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. Sales of byproducts produced during the manufacturing process are recognized as a reduction of cost of sales.

Export sales

There are no operations, including long-lived assets, outside of the United States. Export sales from the United States were $56 for the four months ended April 30, 2005.

Interest expense

Included in these combined financial statements are amortization of deferred financing cost and interest expense of long-term debt specifically related to the Business facilities. MeadWestvaco has not historically allocated corporate interest cost to its segments and none of that interest cost has been allocated within these combined financial statements.

Pension and postretirement benefits

The employees of the Business are participants in various defined benefit pension and postretirement plans sponsored by MeadWestvaco and the assets and liabilities are combined with those related to other MeadWestvaco businesses. Similarly, MeadWestvaco manages its domestic postretirement benefit plans on a combined basis and claims data and liability information related to the Business is aggregated and combined, by plan, with those related to other MeadWestvaco businesses. As a result, pension and postretirement expense for the Business has been determined on a multi-employer plan basis.

Pension costs recorded by the Business with respect to the defined benefit pension plans for the four months ended April 30, 2005 were $5.

The employees of the Business are also eligible to participate in defined contribution benefit plans sponsored by MeadWestvaco. Under the terms of the defined contribution benefit plans, participant contributions may be directed into a number of investment options. MeadWestvaco matching contributions are made to a fund that invests in MeadWestvaco shares. During the four months ended April 30, 2005, the Business incurred expenses of $3 for matching contributions to the defined contribution benefit plans.

Upon retirement, MeadWestvaco provides life insurance and other postretirement benefits for certain MeadWestvaco retirees, including certain Business employees. MeadWestvaco also funds certain medical benefits on a current basis with retirees paying a portion of the costs. Costs of providing these benefits to both active and retired employees of the Business were $13 for the four months ended April 30, 2005.

Income taxes

The Business historically is not an income tax payer, as its results and related tax obligations, if any, are included in the consolidated returns of MeadWestvaco. The income tax benefit included in these combined financial statements was calculated on a separate return basis, as if the Business was a separate taxpayer, and the resulting current tax benefit (liability) is settled with MeadWestvaco through equity.

Stock options

The Business measures compensation cost for MeadWestvaco stock options issued to employees and directors using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). The Business adopted the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. If compensation cost for MeadWestvaco stock options had been determined based on the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), the Business’s pro forma net loss would have been the same as reported net loss.

C. INVESTEE

The Business has a 30% interest in Rumford Cogeneration Company, L.P., a limited partnership which operates the cogeneration facility located at the Rumford, Maine, paper mill. Sales of byproducts and charges for management services from the Business to the limited partnership were $19 for the four months ended April 30, 2005. Purchases made by the Business from the limited partnership were $17 for the four months ended April 30, 2005. Distributions received from the limited partnership were $2 for the four months ended April 30, 2005.

D. LONG-TERM DEBT

In conjunction with the Acquisition, MeadWestvaco repaid or defeased all outstanding debt of the Business. Included in interest expense for the four months ended April 30, 2005, is a loss of $18 on the defeasance of the debt and write-off of unamortized financing costs.

E. LEASING ACTIVITIES

The Business leases a variety of assets for use in its operations. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase. Rental expense under operating leases was $5 for the four months ended April 30, 2005.

F. STOCK OPTION PLANS

Certain employees of the Business participate in MeadWestvaco’s stock option plans and receive MeadWestvaco’s restricted stock. Grants of stock options and other stock-based compensation awards are approved by the Compensation committee of MeadWestvaco’s Board of Directors. The exercise prices of all options equal the market price of MeadWestvaco’s stock on the date of grant. Under certain employee plans, stock options may be granted with or without stock appreciation rights, with or without limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control and are exercisable after a period of six months to three years and expire not later than ten years from the date of grant. No new grants for stock appreciation rights were awarded to the employees of the Business in the periods presented.

Options to purchase 1.3 million MeadWestvaco shares issued to all participants of the plan (including Business employees) under MeadWestvaco’s 1996 Stock Option Plan are accompanied by a feature that allows option holders who exercise their stock options and hold the common shares they received at exercise to receive an additional stock option grant with an exercise price at the then-current market price. Options granted with this feature are accounted for as a fixed award.

The following table summarizes activity in the plans as it relates to activity of employees of the Business:

Shares of MeadWestvaco issuable under stock options, in thousands	Options	Weighted-average exercise price
Outstanding at December 31, 2004	1,785	$28.86
Other Division options removed	(12)	28.05
Exercised	(265)	27.22
Cancelled	(18)	27.46

Outstanding at April 30, 2005	1,490	29.13

The following table shows various information about stock options outstanding at April 30, 2005 as it relates to activity of employees of the Business:

	Range of exercise prices
	$24.00–	$26.16–	$30.24–
Shares in thousands	$25.84	$29.74	$40.46	Total
Number outstanding	225	717	548	1,490
Weighted average price	$24.48	$28.30	$32.12	$29.13
Weighted average remaining life (in years)	5.93	4.99	4.31	4.88
Number exercisable	172	655	522	1,349
Weighted average price	$24.63	$28.28	$32.16	$29.31

The Business applies APB No. 25 as amended, in accounting for MeadWestvaco’s plans. No stock option expense has been recorded in the periods presented as the option price is set at the market value of the underlying MeadWestvaco stock at the date of grant.

G. RESTRUCTURING AND OTHER MERGER-RELATED EXPENSES

Restructuring charges, other than Westvaco and Mead merger related

As part of the Business’s planned integration strategy and various restructuring activities, the Business incurred charges for separation benefits for employees from 2002 through 2004. As of December 31, 2004, substantially all of the 608 originally affected employees from 2002, 2003 and 2004 had been separated.

The activity in the accrued restructuring balances related to all of the plans described above was as follows:

Employee costs
Balance of related accruals at December 31, 2004	$1
Less: payments	1

Balance of related accruals at April 30, 2005	$—

Westvaco and Mead Merger Related Restructuring

MeadWestvaco established accruals relating primarily to employee separation costs, facility closure costs and other actions relating to the integration of certain Mead operations into MeadWestvaco. Costs associated with these integration actions were recognized as a component of purchase accounting, resulting in the establishment of liabilities and adjustments to goodwill. The integration actions included the closure of three older, high-cost coated paper machines and related facilities at the Chillicothe, Ohio, paper mill and the integration of the Mead and Westvaco paper groups. The balance of the related accruals were $1 at December 31, 2004 and April 30, 2005.

H. INCOME TAXES

Loss from continuing operations before income taxes was $(6) for the four months ended April 30, 2005.

The significant components of the income tax provision (benefit) are as follows:

Four Months Ended April 30, 2005
Deferred:
U.S. federal	$(6)
State and local	(1)

Benefit for deferred income taxes	(7)
Allocation to discontinued operations	(4)

Income tax (benefit)	$(3)

The following table summarizes the major differences between the actual income tax provision (benefit) attributable to loss before taxes and taxes computed at the U.S. federal statutory rate:

Four Months Ended April 30, 2005
Income tax benefit computed at the U.S. federal statutory rate of 35%	$(2)
State and local income taxes, net of federal benefit	(1)
Permanent differences	(1)
Provision to return adjustments	(1)
Valuation allowances	2

Income tax (benefit)	$(3)

Effective tax rate	38.7%

The federal net operating loss carryforward at April 30, 2005 is approximately $270 and is available to reduce federal taxable income through 2024. The Business’s valuation allowance against deferred tax assets primarily relates to state tax net operating losses for which the ultimate realization of future benefits is uncertain. The amount of net operating loss carryforwards has been derived on a separate return basis as if the Business were a separate income tax payer. These amounts have been included in the consolidated income tax filings of MeadWestvaco and may be settled with MeadWestvaco through combined equity in a future period.

The Business has operations in several domestic tax jurisdictions and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. While actual results could vary, in management’s judgment the Business has adequate accruals with respect to the ultimate outcome of these audits.

I. ENVIRONMENTAL AND LEGAL MATTERS

The Business has been notified by the U.S. Environmental Protection Agency (the “EPA”) or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the Business. The Business is currently named as a potentially responsible party (“PRP”) or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state or local laws with respect to a number of sites. There are other sites which may contain contamination or which may be potential Superfund sites, but for which the Business has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The Business regularly evaluates its potential liability at these various sites. At April 30, 2005, the Business has recorded liabilities of approximately $2 for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. The Business believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $2. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the Business’s consolidated financial condition or liquidity. In any given period or periods, however, it is possible these proceedings or matters could have a material effect on the results of operations.

The Business is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of these matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the Business’s financial condition or liquidity. In any given period or periods, however, it is possible these proceedings or matters could have a material effect on the results of operations.

J. RELATED PARTY TRANSACTIONS

Transactions between the Business and other business segments of MeadWestvaco commonly occur in the normal course of business. In addition, the Business also had purchases from MeadWestvaco’s Forestry Operations of $2 for the four months ended April 30, 2005. Sales to other MeadWestvaco business segments were $9 for the four months ended April 30, 2005. Purchases from other MeadWestvaco business segments were $1 for the four months ended April 30, 2005.

The Business’s combined financial statements include expense allocations for certain corporate functions provided by MeadWestvaco, such as human resources, legal, finance, information systems, purchasing, executive management and other corporate staff. Allocations were based on relative headcount for people-related costs, the Business’s assets as a percentage of total MeadWestvaco assets, the Business’s sales as a percentage of total MeadWestvaco sales, or by specific identification of costs directly associated with the Business’s operations. The Business and MeadWestvaco management believe these allocations have been made on a reasonable basis. These costs are included in cost of sales or selling, general and administrative expenses, consistent with MeadWestvaco classification, in the accompanying combined statements of operations. Costs allocated by or charged by MeadWestvaco to the Business for services performed by MeadWestvaco on behalf of the Business totaled $9 for the four months ended April 30, 2005.

In addition to the above, the Business shares facilities and related costs (utilities and services) with other business segments of MeadWestvaco. Costs charged by the Business to MeadWestvaco for shared facilities totaled $1 for the four months ended April 30, 2005. These charges were based on estimates of actual usage for utilities and head count for other services and are recorded as a reduction of the related cost.

K. SUPPLEMENTAL CASH FLOW INFORMATION

Four Months Ended April 30, 2005
Cash paid (received) by MeadWestvaco on behalf of the Business— Interest	$3
Non-Cash Transactions:
Payment by MeadWestvaco Corporation to defease long-term debt	162
Contribution of property, plant and equipment by MeadWestvaco Corporation	1

L. SUPPLEMENTAL GUARANTOR INFORMATION

As discussed in Note A, the Business operated as a business segment of MeadWestvaco prior to the Acquisition. In connection with the Acquisition, NewPage issued $775 of senior secured and senior subordinated debt that was subsequently registered. A separate legal parent entity with independent assets or operations did not exist for the Business prior to the Acquisition and all of the operations of the Business became guarantors as a result of the issuance of the debt by NewPage. As all of the debt was fully and unconditionally, jointly and severally guaranteed by all of the Business subsidiaries, condensed consolidated financial statements are not presented.

* * * * *

REPORT OF INDEPENDENT AUDITORS

To Owners of Stora Enso North America:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, owner's investment and comprehensive income (loss), and cash flows present fairly, in all material respects, the financial position of Stora Enso North America at December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Stora Enso North America's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 11 to the combined financial statements, Stora Enso North America changed the manner in which it accounts for share-based compensation and defined benefit pension and postretirement plans in 2006.

As discussed in Note 1 to the combined financial statements, Stora Enso North America operations include the accounts of certain legal entities of Stora Enso North America Inc., which is a wholly owned subsidiary of Stora Enso Oyj. As discussed in Note 9, the related party debt with Stora Enso S.à.r.L. matures on August 13, 2007. Stora Enso North America received a letter from Stora Enso S.à.r.L. dated July 9, 2007, confirming that Stora Enso S.à.r.L. intends to either extend the settlement date to August 13, 2008 or enter into a new agreement for a period of twelve months subsequent to August 13, 2007 on substantially the same terms as the existing agreement. As a result, the related party debt has been classified as a non-current liability at December 31, 2006.

As discussed in Note 2 to the combined financial statements, the Company restated its combined financial statements as of and for the years ended December 31, 2006, 2005 and 2004.

/s/    PricewaterhouseCoopers LLP

Milwaukee, WI

July 19, 2007, except for the effect of the restatements described in Note 2 as to which the dates are December 1, 2007 and April 29, 2008

STORA ENSO NORTH AMERICA

COMBINED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,

	2006 (Restated)	2005 (Restated)	2004 (Restated)
(Dollars in millions)
Net sales	$2,176	$2,374	$2,076
Costs and expenses:
Cost of sales	2,135	2,303	2,129
Selling, general and administrative expenses	108	113	111
Goodwill impairment	—	162	520
Property, plant and equipment impairment	113	—	—
Interest expense	92	75	63
Other (income)	(1)	(4)	(6)

Loss before income taxes	(271)	(275)	(741)
Income tax provision (benefit)	(28)	7	(84)

Net loss	$(243)	$(282)	$(657)

The accompanying notes are an integral part of these financial statements.

STORA ENSO NORTH AMERICA

COMBINED BALANCE SHEETS

AS OF DECEMBER 31,

	2006 (Restated)	2005 (Restated)
(Dollars in millions)
ASSETS:
Current assets:
Cash and cash equivalents	$195	$82
Accounts receivable, net of allowance for doubtful accounts of $3 and $3, respectively	129	113
Inventories	346	349
Deferred tax assets	32	31
Other current assets	28	29

Total current assets	730	604

Non-current assets:
Property, plant and equipment, net	2,479	2,792
Goodwill	280	280
Other intangible assets, net	11	13
Other non-current assets	21	267

Total non-current assets	2,791	3,352

Total assets	$3,521	$3,956

LIABILITIES AND OWNER’S INVESTMENT:
Current liabilities:
Current portion of long-term debt	$103	$—
Accounts payable	167	164
Accrued payroll and benefits	51	44
Postretirement benefit provisions	16	19
Other current liabilities	120	120

Total current liabilities	457	347

Non-current liabilities:
Long-term debt (related party is $1,069 and $1,067, respectively)	1,446	1,542
Deferred tax liabilities	119	217
Postretirement benefit provisions	468	402
Other non-current liabilities	14	11

Total non-current liabilities	2,047	2,172

Commitments and contingencies (Note 13)	—	—
Owner’s investment:
Owner’s investment	1,216	1,457
Accumulated other comprehensive loss	(199)	(20)

Total owner’s investment	1,017	1,437

Total liabilities and owner’s investment	$3,521	$3,956

The accompanying notes are an integral part of these financial statements.

STORA ENSO NORTH AMERICA

COMBINED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

(Dollars in millions)

	2006 (Restated)	2005 (Restated)	2004 (Restated)
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(243)	$(282)	$(657)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	267	292	271
Goodwill impairment	—	162	520
Property, plant and equipment impairment	113	—	—
Loss on sale of property, plant and equipment	3	13	17
Deferred income taxes	(31)	(46)	(92)
Bond discount amortization	2	2	2
Change in current assets and liabilities:
Inventories	2	(24)	(49)
Accounts receivable	(16)	(4)	6
Accounts payable	3	(7)	33
Other non-current assets and liabilities	10	59	(15)
Pension and other postretirement, net	49	22	(106)
Other, net	10	(12)	27

Net cash provided by (used in) operating activities	169	175	(43)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(60)	(83)	(206)
Proceeds from sale of property, plant and equipment	—	1	18

Net cash used in investing activities	(60)	(82)	(188)

CASH FLOW FROM FINANCING ACTIVITIES:
Short-term debt, net	6	2	(628)
Proceeds from long-term debt	—	—	36
Repayment of long-term debt	—	—	(81)
Repayment of long-term debt—related party	—	(46)	(232)
Change in bank overdrafts	(4)	4	—
Owner’s investment—equity investment from Stora Enso Oyj	—	—	600
Owner’s investment—cash received from Stora Enso Oyj	2	1	1

Net cash provided by (used in) financing activities	4	(39)	(304)
Effect of exchange rates on cash	—	—	—

Net Increase in Cash and Cash Equivalents	113	54	(535)
Cash and cash equivalents at beginning of year	82	28	563

Net Cash and Cash Equivalents at Year End	$195	$82	$28

The accompanying notes are an integral part of these financial statements.

STORA ENSO NORTH AMERICA

COMBINED STATEMENTS OF OWNER’S INVESTMENT AND

COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31,

(Dollars in millions)

	Owner’s Investment	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2004 (Restated)	$1,794	$(54)	$1,740
Comprehensive loss:
Net loss (Restated)	(657)		(657)
Minimum pension liability adjustment (net of tax of $31)		51	51
Foreign currency translation adjustment		42	42
Financial instruments (net of tax of $0)		1	1

Total comprehensive loss (Restated)			$(563)
Equity investment from Stora Enso Oyj	600		600
Net increase in investment from Stora Enso Oyj	1		1

Balance at December 31, 2004 (Restated)	$1,738	$40	$1,778
Comprehensive loss:
Net loss (Restated)	(282)		(282)
Minimum pension liability adjustment (net of tax of $50)		(82)	(82)
Foreign currency translation adjustment		24	24
Financial instruments (net of tax of $1)		(2)	(2)

Total comprehensive loss (Restated)			$(342)
Net increase in investment from Stora Enso Oyj	1		1

Balance at December 31, 2005 (Restated)	$1,457	$(20)	$1,437
Comprehensive loss:
Net loss (Restated)	(243)		(243)
Minimum pension liability adjustment (net of tax of $47)		76	76
Foreign currency translation adjustment		5	5

Total comprehensive loss (Restated)			$(162)
Net increase in investment from Stora Enso Oyj	2		2
Effect of adoption of SFAS 158 (net of tax of $117)		(260)	(260)

Balance at December 31, 2006 (Restated)	$1,216	$(199)	$1,017

The accompanying notes are an integral part of these financial statements.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS

Note 1—Business and Summary of Significant Accounting Policies

Organization and Description of Business

The combined financial statements of the graphic paper, publication paper, specialty paper and other operations of Stora Enso Oyj, Finland (“the parent company”) in the United States of America (“US”) and Canada (collectively referred to as “North America”) are generally referred to as Stora Enso North America (“SENA”). As used in these notes, the terms “SENA,” “we,” “our,” “the Company,” “Stora Enso North America” and “us” refer to the combined operations of SENA.

SENA is a leading graphic, publication and specialty paper manufacturer in North America. We manufacture and market a broad range of paper products for a variety of applications such as corporate annual reports, high-end advertising brochures, magazines, catalogs, direct mail advertising, self adhesive labels, wet strength labels and flexible packaging.

SENA operates eight mills and 16 paper machines located primarily in Wisconsin, with one mill each in Nova Scotia, Canada and Minnesota. Our headquarters are in Wisconsin Rapids, Wisconsin. We also operate a hotel and a public utility, both of which are located in Wisconsin Rapids, Wisconsin.

The operations of SENA are ultimately wholly owned by Stora Enso Oyj of Finland. Stora Enso Oyj was formed as a combination of the former Enso Oyj of Finland and the former Stora Kopparbergs Bergslags AB of Sweden in December 1998 and, as a result of the merger, the latter became a subsidiary of Stora Enso Oyj (formerly Enso Oyj). Stora Enso Oyj and its subsidiaries are collectively referred to as the “Group”.

Stora Enso Oyj acquired the US operations of SENA from Consolidated Papers, Inc. (“CPI”) in August 2000. The US operations are contained in a subsidiary named Stora Enso North America Corp. The operations in Canada are contained in a subsidiary named Stora Enso Port Hawkesbury Limited, which was owned by Stora Enso Oyj through their Stora Kopparbergs Bergslags AB subsidiary until October of 2004. Since October of 2004, both Stora Enso Port Hawkesbury Limited and Stora Enso North America Corp. are wholly owned subsidiaries of Stora Enso North America Inc., which is a wholly owned subsidiary of Stora Enso Oyj.

Basis of Preparation

The accompanying combined financial statements of SENA have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) on a carve-out basis. Management believes the assumptions underlying the combined financial statements, including the allocation methodology described below, are reasonable. These combined financial statements include all assets, liabilities, equity, revenues and expenses of Stora Enso Port Hawkesbury Limited. and of Stora Enso North America Corp and its subsidiaries, excluding a 38.2% interest, as of December 31, 2006, in Thiele Kaolin Company, an investment accounted for using the equity method, and excluding amounts related to the Group’s import sales activity into North America for paper and timber products. Significant inter-company transactions and accounts have been eliminated.

The accompanying combined financial statements are prepared on a carve-out basis to present the operations of SENA as a stand alone entity. In accordance with Stora Enso Oyj policy, most costs are pushed down to subsidiaries on an arm’s length basis and therefore minimal additional allocation of corporate expenses has been considered necessary for these combined financial statements. The exceptions are stock based compensation and certain debt related hedges which are described below.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Reclassifications

Depreciation and amortization of $270, $305 and $288 has been reclassified to cost of sales and selling, general and administrative expenses for the years ended December 31, 2006, 2005 and 2004, respectively, as follows:

	Year Ended December 31,
	2006	2005	2004
	(Dollars in millions)
Cost of sales	$265	$299	$281
Selling, general and administrative expenses	5	6	7

Additionally, certain amounts have been reclassified in the prior year balance sheet to conform with the current year’s presentation.

Use of Estimates

The preparation of combined financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates.

Foreign Currency Transactions

Transactions in foreign currencies are recorded using the rate of exchange prevailing at the transaction date. At the end of the month, foreign currency-denominated receivables and liabilities are translated using the month end exchange rate.

Foreign Currency Translation

The statements of operations of foreign entities, whose functional currencies are not US dollars, are translated into US dollars using the average exchange rates for the year, whereas the balance sheets are translated using the exchange rates at the reporting date. Exchange rate differences arising from the re-translation of the net investments in foreign entities are recorded directly in owner’s investment in Accumulated Other Comprehensive Income (Loss) (“AOCI”), as shown in the Combined Statements of Owner’s Investment and Comprehensive Income (Loss).

Derivative Financial Instruments & Hedging

Stora Enso Oyj’s treasury group (“Group Treasury”) works together with the operating units to determine the best hedging strategy for the respective units within the framework set out in the financial risk policy. The Group companies, including SENA, execute the hedging transactions with Group Treasury and the parent company executes the external deals. Within the hedging strategies on behalf of the subsidiaries, Stora Enso Oyj works on a zero margin basis, meaning that the pricing of the internal deals follows one to one with the pricing of the external deals and the gains and losses between the external and internal transactions offset each other. By channeling the external hedging transactions via Group Treasury, the Group can minimize transaction expenses, get the best possible pricing from financial markets, synchronize risk management and simplify follow-up of the counterparty credit risks.

Changes in the fair value of derivatives designated and qualifying as fair value hedges are recorded in the Combined Statements of Operations, along with any changes in the fair value of the hedged assets or liabilities attributable to the hedged risk. SENA has executed certain fair value hedges related to their external long-term fixed rate bond loans.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Changes in the fair value of derivatives designated and qualifying as cash flow hedges are recognized in owner’s investment within AOCI. The cumulative gain or loss of a derivative deferred in owner’s investment is transferred to the Combined Statements of Operations and classified as income or expense in the same period in which the hedged item affects the Combined Statements of Operations. When a hedging instrument expires, is sold, terminated or exercised, has its designation revoked or it no longer meets the criteria for hedge accounting under US GAAP, any cumulative gain or loss deferred in owner’s investment at that time remains in owner’s investment and is accounted for as an adjustment to income or expense when the committed or forecasted transaction is ultimately recognized in the Combined Statements of Operations. However, if the forecasted transaction is no longer expected to occur, the cumulative gain or loss reported in owner’s investment, from the period when the hedge was effective, shall be recognized in the Combined Statements of Operations immediately. SENA has executed certain cash flow hedges related to their currency and commodity exposure.

Certain derivative transactions, while providing effective economic hedges under the Group risk management policies, do not qualify for hedge accounting under the specific rules of US GAAP and therefore changes in the fair value of such non-qualifying hedge instruments are immediately recognized in the Combined Statements of Operations.

Revenue Recognition

Sales which comprise products, raw materials, energy and services, less discounts, are adjusted for exchange differences on sales in foreign currency. Sales are recognized after the Company has transferred the risks and rewards of ownership to the buyer and the Company retains neither a continuing right to dispose of the goods, nor effective control of those goods; usually, this means that sales are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Shipping and Handling Costs

Handling costs are classified as a component of cost of sales. Amounts billed to a customer in a sales transaction related to shipping are classified as revenue.

Research and Development

Research and development costs are expensed as incurred in selling, general and administrative expenses in the Combined Statements of Operations. Such costs incurred in the development of new products or significant improvements to existing products amounted to $6 million in 2006, $6 million in 2005 and $5 million in 2004.

Advertising Costs

Advertising costs are expensed as incurred. Such costs amounted to $3 million in 2006, $5 million in 2005 and $3 million in 2004.

Computer Software Development Costs

Computer software development costs or acquisition costs of new software clearly associated with an identifiable and unique product, which will be controlled by the Company and has probable benefit exceeding its cost beyond one year, are recognized as an intangible asset and amortized over the software’s expected useful life. Website costs are expensed as incurred.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Environmental Remediation Costs

Environmental expenditures resulting from the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenues, are expensed as incurred. Environmental liabilities are recorded, based on current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. Amounts accrued do not include third-party recoveries.

Income Taxes

The operations of SENA in the US have been included in the consolidated federal income tax return of Stora Enso North America, Inc. The operations of SENA in Canada have been included in the federal income tax return of Stora Enso Port Hawkesbury, Limited. The provision (benefit) for income taxes in the Combined Statements of Operations is calculated on a separate return basis as if we had operated as a stand-alone entity in 2006, 2005 and 2004. We record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in our Combined Balance Sheets, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines in each tax jurisdiction regarding the recoverability of any tax assets recorded on the Combined Balance Sheets and provide necessary valuation allowances, as required. We regularly review our deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies.

Goodwill

Goodwill resulting from the acquisition of CPI by Stora Enso Oyj has been recorded in the combined financial statements of SENA in accordance with push down accounting principles. Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized in an acquisition. Goodwill is computed as the excess of the cost of an acquisition over the fair value of the acquirer’s share of net assets of the acquired entity at the acquisition date and is allocated to those reporting units expected to benefit from the acquisition.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill is required to be tested at least annually for impairment. SFAS 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step is to measure the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit’s net assets exceeds its estimated fair value. Fair value is calculated using a present value of future cash flow valuation technique. The goodwill of the combined entity has been tested for impairment using the combined entity’s reporting units.

Intangible Assets

Intangible assets are stated at historical cost, or fair value if acquired, and are amortized on a straight-line basis over expected useful lives which usually vary from 3 to 10 years, though up to 20 years for trademarks and patents. Intangible items acquired are recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably.

Intangible assets recognized separately from goodwill in acquisitions consist of marketing and customer related or contract and technology based intangible assets. Typical marketing and customer related assets are

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

trademarks, trade names, service marks, collective marks, certification marks, customer lists, order or production backlogs, customer contracts and the related customer relationships. The contract and technology based intangible assets are normally licensing and royalty agreements or patented technology and trade secrets such as confidential formulas, processes or recipes.

Property, Plant and Equipment

Property, plant and equipment acquired are stated at historical cost. Assets acquired through business combinations are stated at their fair values at the date of acquisition. Depreciation is computed on a straight-line basis, as adjusted for any impairment and disposal charges. Interest costs on borrowings to finance the construction of these assets are capitalized as part of the cost during the construction period.

Land is not depreciated as it is deemed to have an indefinite life, but otherwise depreciation is based on the following expected useful lives:

Asset Class	Depreciation Years
Buildings, industrial	10-50
Buildings, residential and office	20-50
Groundwood mills	15-20
Hydro-electric power	40
Paper mills, main machines	20
Pulp mills, main machines	20
Heavy machinery	10-20
Computers	3-5
Vehicles	5
Office equipment	3-5
Railway, harbors	20-25
Forest roads	10-35
Roads, fields, bridges	15-20

Ordinary maintenance and repair charges are expensed as incurred; however, the costs of significant renewals and improvements are capitalized and depreciated over the remaining useful lives of the related assets.

Impairment

Long-lived assets are reviewed for impairment when current events or circumstances indicate that the carrying value of the assets may not be recoverable. This review compares the assets’ net book value to the projected undiscounted future cash flows generated by their use. The impaired assets are recorded at their estimated fair value.

Inventories

Inventories are reported at the lower of cost or market with cost being determined by the first-in first-out (“FIFO”) method or, alternatively, weighted average cost where it approximates FIFO. The cost of finished goods and work in progress is comprised of raw material, direct labor, depreciation, other direct costs and related production overhead but excludes interest expense. Market is the estimated selling price in the ordinary course of business, less costs of completion and sale.

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Trade Receivables

Trade receivables are reported at their anticipated realizable value, an estimate being made for doubtful receivables based on an objective review of all outstanding amounts at the end of the reporting period.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand, deposits held with banks, cash pool balances and other liquid investments with original maturity of less than three months. Bank and cash pool overdrafts are reported separately in other interest bearing liabilities under other current liabilities. The Group parent company, Stora Enso Oyj, is the master account holder of the cash pool. Account balances of sub-accounts, such as the Company’s accounts, are consolidated to the master account thereby creating an internal liability between the master account holder and the sub-accounts. Cash pool internal interest is allocated to the member accounts by the participating banks at the end of each quarter. The account balances of sub-accounts represent the Company’s liquid cash receivable from or payable to the parent company and amounted to $173 million of cash on deposit at December 31, 2006 and a $4 million overdraft at December 31, 2005.

Loans Receivable

Loans receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are recorded at cost and are subject to regular and systematic review as to collectibility and available guarantees. If any loan receivable is estimated to be unrecoverable, a provision is made for the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loans receivable is included within other income.

Pension and Other Postretirement Benefits

The Company maintains various defined benefit pension and other postretirement plans in accordance with the local conditions and practices in the countries in which it operates. The plans are generally funded through payments to pension funds/trusts or by provisions, as determined by periodic actuarial calculations. Any trust deficits or benefit payments requiring additional contributions are funded through payments or provisions allocated over a period of years not exceeding the expected remaining lives of the participating employees. The Company has met minimum funding requirements for the countries in which it operates.

Under SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87”), as amended by SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”), pension expense is based upon a specified methodology that includes a designated actuarial approach and reflects the concept of accrual accounting. Under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”), expense for postretirement benefits other than pensions (including retiree healthcare, life insurance and disability benefits, as applicable) is based upon a specified methodology that includes a designated actuarial approach and reflects the concept of accrual accounting. Under US GAAP, defined benefit pension and other postretirement benefit expense is recorded on a full accrual basis and reflected in the Combined Statements of Operations over the working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating defined benefit pension and other postretirement benefit expense are required to be reviewed and updated periodically to the extent that local market economic conditions and demographics change.

SFAS 158

The Company adopted SFAS 158 as of December 31, 2006. This new standard requires the Company to recognize a net liability or asset to report the funded status of the defined benefit pension and other

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

postretirement benefit plans. Recognizing the funded status of the defined benefit postretirement plans as a net liability or asset requires an offsetting adjustment, net of tax, to AOCI in owner’s investment. Actuarial gains or losses and prior service costs or credits are recorded as a component of AOCI. Amounts recorded in AOCI are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the provisions of SFAS 158.

Share-based Compensation

The Group has a number of cash settled stock based compensation plans described below and the related liabilities are recorded at Group level. The Group level liability has been allocated to SENA based on average outstanding options at period end held by SENA employees as a percentage of total options outstanding.

SFAS 123(R)

Prior to the January 1, 2006 adoption of SFAS No. 123 (R), “Share-Based Payment” (“SFAS 123R”), the Group, as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), elected to apply the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for its stock based plans.

Effective January 1, 2006, the Group adopted SFAS 123R using the modified prospective transition method which requires the use of the fair value method but does not require any retroactive adjustment of prior periods. The employee has the choice in all Group compensation plans to receive either cash or equity upon settlement, therefore all plans in the Group are accounted for using the liability method.

The Stora Enso Oyj synthetic option programs for 1999 through 2006 are settled with cash payments. The fair value of employee services received in exchange for options settled in cash is recognized at the fair value of the liability incurred and expensed ratably over the vesting period. The liability is re-measured at each balance sheet date to its fair value using estimates of the number of options that are expected to become exercisable and the latest fair valuations using the Black-Scholes model, with all changes recognized immediately in the Combined Statements of Operations.

The fair value of employee services received in exchange for stock awards settled in cash is recognized at the fair value of the liability incurred and expensed ratably over the vesting period. The liability is re-measured at each balance sheet date to its fair value using estimates of the number of stock awards that are expected to be issued and the latest fair valuations by using the Stora Enso Oyj R-share closing price, with all changes recognized immediately in the Combined Statements of Operations.

The liabilities recorded at Group level and amounts allocated to SENA are as follows:

	As of December 31,
	Group Level Liability	SENA Allocation
	(Dollars in millions)
Stock based liability at December 31, 2006	$43	$6
Stock based liability at December 31, 2005	13	2
Stock based liability at December 31, 2004	7	1

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Other Accounting Pronouncements

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 provides guidance related to the definition of fair value, establishes a common framework for measuring fair value under US GAAP and expands disclosures required about fair value measurements. SFAS 157 applies only where fair value is required or permitted under other pronouncements and does not propagate new fair value measurements by itself. The Company will adopt this standard beginning on January 1, 2008 and is currently evaluating the impact of the standard on its results of operations and financial position.

SFAS 159

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment of SFAS 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value. The Company will adopt this standard on January 1, 2008 and is currently evaluating the impact of the standard on its results of operations and financial position.

FIN 48

In June 2006, the FASB issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109” (“FIN 48”). FIN 48 was issued to clarify the uncertainty in income taxes recognized in the financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will adopt this standard on January 1, 2007 and is currently evaluating the impact of the standard on its results of operations and financial position, but does not anticipate the impact of adoption to exceed $10 million.

Note 2—Restatements of Financial Statements

November 2007

Restatement—On November 2, 2007, the Company identified an error in the computation of the valuation allowance related to net deferred tax assets in Canada for the year ended December 31, 2005. This error resulted in an overstatement of the Company's deferred tax liabilities at December 31, 2006 and 2005 and an overstatement of the Company's 2005 net loss. Additionally, the Company identified a clerical error related to the disclosures in Note 4—Income Taxes. This error understated the disclosure of the deferred tax asset related to net operating loss carryforwards and overstated the disclosure of the deferred tax liability related to property, plant and equipment by $48 million as of December 31, 2006 and 2005.

On November 28, 2007, a lease which had been treated as an operating lease was determined to be a capital lease for purposes of these combined financial statements based on terms of a default covenant contained in the lease agreement pursuant to a 2002 amendment for a guaranty from Stora Enso Oyj, with respect to the Company's obligation under the lease. This change in treatment resulted in a reduction in rent expense, and increase in amortization expense (both are components of cost of sales), an increase in interest expense, an increase in property, plant and equipment and an increase in long term debt for each of the years ended December 31, 2006, 2005 and 2004. The effect of the lease restatement on cost of sales was a reduction of rent expense of $7 million and an increase in amortization expense of $7 million for the three years ended December 31, 2006, 2005 and 2004.

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The following table presents the effect of the restatement adjustments on the Company’s Combined Statements of Operations for the years ended December 31, 2006, 2005 and 2004, respectively:

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004
	As Originally Reported	Effect of Restatement	As Previously Restated	As Originally Reported	Effect of Restatement	As Previously Restated	As Originally Reported	Effect of Restatement	As Previously Restated
(Dollars in millions)
Net Sales	$2,030	$—	$2,030	$2,204	$—	$2,204	$1,928	$—	$1,928
Costs and Expenses:
Cost of sales	1,989	—	1,989	2,133	—	2,133	1,981	—	1,981
Selling, general and administrative expenses	108	—	108	113	—	113	111	—	111
Goodwill impairment	—	—	—	162	—	162	520	—	520
Property, plant and equipment impairment	113	—	113	—	—	—	—	—	—
Interest expense	83	9	92	66	9	75	54	9	63
Other (income)	(1)	—	(1)	(4)	—	(4)	(6)	—	(6)

Loss before income taxes	(262)	(9)	(271)	(266)	(9)	(275)	(732)	(9)	(741)
Income tax provision (benefit)	(24)	(4)	(28)	49	(42)	7	(81)	(3)	(84)

Net loss	$(238)	$(5)	$(243)	$(315)	$33	$(282)	$(651)	$(6)	$(657)

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The following table presents the effect of the restatement adjustments on the Company’s Combined Balance Sheets as of December 31, 2006 and 2005:

	December 31, 2006			December 31, 2005
	As Originally Reported	Effect of Restatement	Restated	As Originally Reported	Effect of Restatement	Restated
(Dollars in millions)
ASSETS:
Current assets:
Cash and cash equivalents	$195	$—	$195	$82	$—	$82
Accounts receivable, net of allowance for doubtful accounts	129	—	129	113		113
Inventories	346	—	346	349		349
Deferred tax assets	32	—	32	31		31
Other current assets	28	—	28	29	—	29

Total current assets	730	—	730	604	—	604

Non-current assets:
Property, plant and equipment, net	2,387	92	2,479	2,694	98	2,792
Goodwill	280	—	280	280	—	280
Other intangible assets, net	11	—	11	13	—	13
Other non-current assets	21	—	21	267	—	267

Total non-current assets	2,699	92	2,791	3,254	98	3,352

Total assets	$3,429	$92	$3,521	$3,858	$98	$3,956

LIABILITIES AND OWNER’S INVESTMENT:
Current liabilities:
Current portion of long-term debt	$103	$—	$103	$—	$—	$—
Accounts payable	167	—	167	164	—	164
Accrued payroll and benefits	51	—	51	44	—	44
Postretirement benefit provisions	16	—	16	19	—	19
Other current liabilities	120	—	120	120	—	120

Total current liabilities	457	—	457	347	—	347

Non-current liabilities:
Long-term debt	1,314	132	1,446	1,412	130	1,542
Deferred tax liabilities	175	(56)	119	270	(53)	217
Postretirement benefit provisions	468	—	468	402	—	402
Other non-current liabilities	14	—	14	11	—	11

Total non-current liabilities	1,971	76	2,047	2,095	77	2,172

Commitments and contingencies	—	—	—	—	—	—

Owner’s investment:
Owner’s investment	1,202	14	1,216	1,438	19	1,457
Accumulated other comprehensive loss	(201)	2	(199)	(22)	2	(20)

Total owner’s investment	1,001	16	1,017	1,416	21	1,437

Total liabilities and owner’s investment	$3,429	$92	$3,521	$3,858	$98	$3,956

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The cumulative effect of the restatements was a decrease of $14 million to owner's investment at January 1, 2005.

The following table presents the major subtotals for the Company’s Combined Statements of Cash Flows and the related impact of the restatement adjustments discussed above for the years ended December 31, 2006, 2005 and 2004, respectively:

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004
	As Originally Reported	Effect of Restatement	Restated	As Originally Reported	Effect of Restatement	Restated	As Originally Reported	Effect of Restatement	Restated
(Dollars in millions)
Net cash provided by (used in):
Operating activities	$169	$—	$169	$175	$—	$175	$(43)	$—	$(43)
Investing activities	(60)	—	(60)	(82)	—	(82)	(188)	—	(188)
Financing activities	4	—	4	(39)	—	(39)	(304)	—	(304)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—	—	—	—	—

Net increase in cash and cash equivalents	113	—	113	54	—	54	(535)	—	(535)
Cash and cash equivalents at beginning of year	82	—	82	28	—	28	563	—	563

Net cash and cash equivalents at year end	$195	$—	$195	$82	$—	$82	$28	$—	$28

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The following table presents the effect of the restatement adjustments on the Company’s Combined Statements of Owner's Investment and Comprehensive Income (Loss) for the years ended December 31, 2006, 2005 and 2004, respectively:

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004
	As Originally Reported	Effect of Restatement	Restated	As Originally Reported	Effect of Restatement	Restated	As Originally Reported	Effect of Restatement	Restated
(Dollars in millions)
Balance at beginning of year	$1,416	$21	$1,437	$1,792	$(14)	$1,778	$1,748	$(8)	$1,740
Comprehensive income:
Net loss	(238)	(5)	(243)	(315)	33	(282)	(651)	(6)	(657)
Minimum pension liability adjustment (net of tax)	76	—	76	(82)	—	(82)	51	—	51
Foreign currency translation adjustment	5	—	5	22	2	24	42	—	42
Financial instruments (net of tax)	—	—	—	(2)	—	(2)	1	—	1

Total comprehensive loss	(157)	(5)	(162)	(377)	35	(342)	(557)	(6)	(563)
Equity investment from Stora Enso Oyj	—	—	—	—	—	—	600	—	600
Net Increase in investment from Stora Enso Oyj	2	—	2	1	—	1	1	—	1
Effect of adoption of SFAS 158 (net of tax)	(260)	—	(260)	—	—	—	—	—	—

Balance at end of year	$1,001	$16	$1,017	$1,416	$21	$1,437	$1,792	$(14)	$1,778

April 2008

The Company was acquired by NewPage Corporation on December 21, 2007. On April 21, 2008, in conjunction with the preparation of a registration statement that included the Company’s financial statements, the Company identified an error related to the presentation of shipping and handling costs. This change in treatment resulted in an increase in net sales and an increase in the same amount in cost of sales for each of the years ended December 31, 2006, 2005 and 2004. There was no effect on the Company’s Combined Balance Sheets, Combined Statements of Cash Flows, or Combined Statements of Owners’ Investment and Comprehensive Income (Loss).

The following table presents the effect of this restatement on the Company’s net sales and cost of sales for the years ended December 31, 2006, 2005 and 2004, respectively:

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004
	As Previously Restated	Effect of Restatement	Restated	As Previously Restated	Effect of Restatement	Restated	As Previously Restated	Effect of Restatement	Restated
(Dollars in millions)
Net sales	$2,030	$146	$2,176	$2,204	$170	$2,374	$1,928	$148	$2,076
Cost of sales	1,989	146	2,135	2,133	170	2,303	1,981	148	2,129

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Additionally, all footnotes to the combined financial statements affected by the restatements have been labeled as restated.

Note 3—Segment Information

SENA’s six reportable segments are as follows: coated publication paper, uncoated publication paper, newsprint, fine paper, specialty paper and other. These segments are consistent with the internal structure used to manage these businesses.

Reportable Segment Accounting Policies (Restated)

The accounting policies applicable to these reportable segments are the same as those described in the Summary of Significant Accounting Policies with the following exceptions:

•

The amortization of unrecognized actuarial gains and losses relating to postretirement benefits is recorded directly to owner’s investment in the internal management reports, whereas, for external purposes, the amounts are amortized to income or expense over the average remaining working life of the plan participants.

•

Plant, property and equipment impairment testing for management purposes uses discounted cash flows whereas, for external purposes, undiscounted cash flows are used to determine if impairment has occurred. The resulting differences in book values mean that there are also differences in depreciation charges.

•

Restructuring provisions are recorded in full in the management reports once a plan has been announced which results in timing differences between expense recognition under internal and external reporting. The main difference relates to severance payments which are recognized for internal purposes once a plan has been announced whereas, for external purposes, severance payments are recognized ratably over the remaining service period of the employees.

Inter-segment sales and transfers are recorded at current market prices. Management evaluates the performance of the segments based primarily on earnings before interest and income taxes (“EBIT” or “operating profit”), excluding non-recurring items. The most common non-recurring items are impairments, restructuring provisions and changes in accounting standards.

Coated Publication Paper

SENA’s coated publication paper business is a leading manufacturer in North America specializing in lightweight coated (“LWC”), ultra-lightweight coated (“ULWC”) and rotogravure products with total production capacity of approximately 810,000 tonnes. The business operates three integrated manufacturing facilities in Wisconsin, located in Biron, Niagara and Whiting. The business serves the North American publishing and printing industry, with a primary focus on mail-order catalog, magazine and retailer end uses. SENA coated publication paper distributes product through both direct and merchant sales channels. Direct sales are targeted at strategic and key clients with potential paper purchases of $3 million or more.

Uncoated Publication Paper

SENA’s uncoated publication paper business is the leading manufacturer in North America of supercalendered papers (SC-A and SC-A(+)). The business operates two paper mills in Port Hawkesbury, Nova Scotia and Duluth, Minnesota with total production capacity of approximately 615,000 tonnes. The business

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

serves the North American publishing and printing industry, selling into major end-uses such as inserts/fliers, magazines and catalogs. SENA uncoated publication paper distributes product through both direct and merchant sales channels. Products are sold primarily in the US and Canada, with some exported to Mexico and Brazil from the Port Hawkesbury mill.

Newsprint

SENA’s newsprint business is a niche supplier of newsprint paper. The business operates one paper machine located in Port Hawkesbury, Nova Scotia with total production capacity of approximately 195,000 tonnes. The business serves the North American publishing and printing industry, selling into major end-uses such as newspapers and inserts/fliers for retail customers. SENA newsprint is distributed through both direct and merchant sales channels. Products are sold primarily in the US and Canada, with some exported to Iceland and Mexico.

Fine Paper

SENA’s fine paper business is a top three supplier of coated woodfree paper in North America with total capacity of approximately 980,000 tonnes in two Wisconsin mills, located in Wisconsin Rapids and Kimberly. The business serves the North American publication and printing industry, selling into major end-uses including commercial printing, direct mail, magazines, catalogs and retail. SENA fine paper distributes product through both direct and merchant sales channels. By accessing the market through both channels, the Company is able to access a large group of end use customers through merchant distribution while also providing mill direct service to large publishers, catalogers, printers and retailers. Fine paper sales are often bundled with SENA’s coated or uncoated publication papers.

Specialty Paper

SENA operates a leading specialty paper business in North America with total capacity of 270,000 tonnes in two Wisconsin mills, located in Stevens Point and Kimberly. The Company has realigned the specialty paper business and rationalized the asset platform to service two primary product lines as follows:

•

The technical papers product line includes face papers, thermal transfer, direct thermal base papers, and release liners for use in self-adhesive labels. Products are sold primarily to coaters and laminators, who in turn supply converted product to customers such as label printers, small roll converters, and label/ticket/stamp manufacturers.

•

The packaging papers product line includes papers designed to protect, transport and identify a wide range of products. Flexible packaging papers are often used as part of a multi-layer package construction, in combination with film, foil, extruded coatings, board and other materials. Flexpack papers are used in pouch, lidding, bag, tobacco packaging, and spiral can applications.

Other

Other operations are comprised of a Consolidated Water Power Company, a public utility, the Hotel Mead, a hotel and conference center, and the Company’s corporate support functions.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Reportable Segment Data

SENA does not allocate total assets internally in assessing operating performance. Net sales, operating loss, accounting policy differences, depreciation, amortization and impairment, goodwill, and net sales by geographic area as determined by SENA for its reportable segments, are shown in the following tables.

Net Sales

	Year Ended December 31,
	2006 (Restated)	2005 (Restated)	2004 (Restated)
(Dollars in millions)
Coated publication paper	$669	$669	$595
Uncoated publication paper	307	507	451
Newsprint	6	99	93
Fine paper	918	807	685
Specialty paper	285	284	257
Other	22	36	21
Eliminations	(31)	(28)	(26)

Net sales	$2,176	$2,374	$2,076

Other includes sales from Hotel Mead, Consolidated Water Power Company sales to customers other than the Company, and sales of saw logs from the Company’s wood procurement function. Eliminations are for internal sales of Duluth recycled pulp within the Company.

Net sales to one customer within the coated publication paper, uncoated publication paper, newsprint, fine paper, and specialty paper segments represent approximately $231 million or approximately 10.6% of the Company’s combined net sales for 2006.

Internal Management Reporting Loss vs. External Reporting Loss

	Year Ended December 31,
	2006 (Restated)	2005 (Restated)	2004 (Restated)
(Dollars in millions)
Coated publication paper	$34	$15	$36
Uncoated publication paper	(46)	35	(3)
Newsprint	(31)	(117)	(16)
Fine paper	37	(16)	(91)
Specialty paper	(2)	(155)	4
Other	5	(25)	(23)

Operating loss—internal management reporting	(3)	(263)	(93)
Interest expense	(92)	(75)	(63)
Income from affiliated companies	—	—	1
Share based compensation	(4)	(1)	—
Internal versus external accounting policies (see below)	(172)	64	(586)

Loss before income taxes—external reporting	$(271)	$(275)	$(741)

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Accounting Policy Differences

	Year Ended December 31,
	2006 (Restated)	2005 (Restated)	2004 (Restated)
(Dollars in millions)
Impairment of goodwill—external reporting, gross fits	$—	$(162)	$(520)
Reversal of goodwill impairment—internal reporting, gross	—	10	—
Reversal of goodwill amortization—internal reporting, gross	—	—	36
Impairment of property, plant, and equipment—external reporting gross	(113)	—	—
Reversal of property, plant, and equipment impairment—internal reporting, gross	—	222	—
Depreciation expense related to impairment reversal—internal reporting, gross	(29)	(5)	(6)
Restructuring costs, net	(2)	(10)	(5)
Postretirement benefits, net	(28)	9	(91)

Total accounting policy differences	$(172)	$64	$(586)

Depreciation, Amortization and Impairment

	Year Ended December 31,
	2006 (Restated)	2005 (Restated)	2004 (Restated)
(Dollars in millions)
Coated publication paper	$62	$86	$164
Uncoated publication paper	53	51	56
Newsprint	126	8	8
Fine paper	103	106	531
Specialty paper	31	207	37
Other	8	9	12

Total depreciation, amortization and impairment	$383	$467	$808

Goodwill

The following table presents changes in the goodwill balances as allocated to each reportable segment for the years ended December 31, 2006 and 2005:

	Coated Publication Paper	Uncoated Publication Paper	Newsprint	Fine Paper	Specialty Paper	Total
(Dollars in millions)
As of January 1, 2005	$—	$—	$—	$280	$162	$442
Impairment losses	—	—	—	—	(162)	(162)

As of December 31, 2005	$—	$—	$—	$280	$—	$280

As of December 31, 2006	$—	$—	$—	$280	$—	$280

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Information by Geographic Area—Net Sales

	Year Ended December 31,
	2006 (Restated)	2005 (Restated)	2004 (Restated)
(Dollars in millions)
US—paper sales	$1,946	$2,080	$1,905
Canada—paper sales	130	154	131
Americas, other than the US and Canada—paper sales	20	32	23
Other—all other sales	80	108	17

Net sales	$2,176	$2,374	$2,076

Note 4—Income Taxes

Income Tax Provision

The components of income (loss) before income taxes and the significant components of the income tax provision (benefit) are as follows:

	Year Ended December 31,
	2006 (Restated)	2005 (Restated)	2004 (Restated)
(Dollars in millions)
Loss before income taxes:
US	$(68)	$(167)	$(720)
Non-US	(203)	(108)	(21)

Loss before income taxes	$(271)	$(275)	$(741)

Current tax provision:
US-Federal	$2	$1	$—
US-State	1	1	1
Non-US	—	51	7

Total current tax provision	3	53	8

Deferred tax provision (benefit):
US-Federal	(28)	(42)	(82)
US-State	(4)	(3)	(10)
Non-US	1	(1)	—

Total deferred tax benefit	(31)	(46)	(92)

Income tax provision (benefit)	$(28)	$7	$(84)

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Effective Tax Rate

The federal statutory income tax rate is reconciled to the Company’s effective tax rate for the years ended December 31, 2006, 2005 and 2004 as follows:

	Year Ended December 31,
	2006 (Restated)	2005 (Restated)	2004 (Restated)
Federal income tax statutory rate	35.0%	35.0%	35.0%
State income provision	1.1	1.0	1.2
Non-deductible book goodwill	0.4	(24.3)	(24.4)
Non-deductible business expenses	(0.4)	(0.1)	—
Valuation allowance	(21.3)	(11.7)	(1.6)
Change in enacted tax rates	(5.4)	—	—
Taxes on foreign income which differ from the US statutory rate	2.3	2.6	0.1
Other items	(1.4)	(5.0)	1.1

Effective tax rate	10.3%	(2.5)%	11.4%

Deferred Income Taxes

The deferred income tax accounts reflect the impact of temporary differences between the basis of assets and liabilities for financial reporting purposes and their related basis as measured by income tax regulations. A summary of the deferred income tax accounts at December 31 is as follows:

	As of December 31,
	2006 (Restated)	2005 (Restated)
(Dollars in millions)
Deferred tax assets:
Inventories	$6	$5
Postretirement benefits	176	62
Deferred employee benefits	13	11
Tax credits	36	32
Net operating loss carryforwards	272	267
Deferred revenue	24	44
Employee-related benefits and allowances	10	9
Other reserves and allowances	6	7

Total deferred tax assets	543	437
Less valuation allowance	(212)	(125)

Net deferred tax assets	$331	$312

Deferred tax (liabilities):
Property, plant and equipment	$(415)	$(497)
Intangible assets	(1)	(1)
Other	(2)	—

Total deferred tax (liabilities)	$(418)	$(498)

Current deferred tax assets	$32	$31
Non-current deferred tax liabilities	(119)	(217)

Net deferred tax liabilities	$(87)	$(186)

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Carryforwards

As of December 31, 2006, the Company had the following US tax carryforwards which expire at various times during the years indicated:

	Amount	Expiration
(Dollars in millions)
Federal net operating loss	$599	2021 - 2024
State net operating loss	858	2009 - 2019
Federal credits	9	None
State credits	27	Through 2023

As of December 31, 2006, the Company had foreign net operating loss carryforwards of $118 that expire during the years 2010 and 2013.

Note 5—Inventories

Inventories at December 31, 2006 and 2005 are comprised of:

	As of December 31,
	2006	2005
(Dollars in millions)
Materials, supplies and work in progress	$75	$73
Finished goods	189	195
Spare parts and consumables	89	88
Obsolescence provision—spare parts	(3)	(3)
Obsolescence provision—finished goods	(4)	(4)

Total	$346	$349

Note 6—Property, Plant and Equipment

Property, plant and equipment at December 31, 2006 and 2005 are comprised of:

	As of December 31,
	2006 (Restated)	2005 (Restated)
(Dollars in millions)
Plant and equipment	$3,959	$4,007
Buildings and structures	317	313
Land	24	24
Other tangible assets	16	4
Assets in progress	40	56

Gross cost	4,356	4,404
Less: accumulated depreciation and capital lease amortization	(1,877)	(1,612)

Property, plant and equipment, net	$2,479	$2,792

Depreciation expense related to property, plant and equipment was $259 million, $293 million and $278 million in 2006, 2005 and 2004, respectively. Depreciation expense includes losses on the sale of property, plant and equipment of $3 million, $13 million and $17 million in 2006, 2005 and 2004, respectively. Capital lease

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

amortization expense was $7 million for 2006, 2005 and 2007 respectively. See Note 18 for information related to the capital lease. Because of deteriorating market conditions and increasing costs, the fixed assets of the Newsprint segment were tested for impairment in 2006, which resulted in an impairment charge of $113 million.

Note 7—Goodwill and Other Intangible Assets

Goodwill and other intangible assets at December 31, 2006 and 2005, are comprised of:

	As of December 31,
	2006	2005
(Dollars in millions)
Goodwill	$280	$280

Other intangible assets:
Gross cost	$43	$44
Less: accumulated amortization	(32)	(31)

Other intangible assets, net	$11	$13

Goodwill of $2,128 million was recognized upon the acquisition of Consolidated Papers, Inc. by Stora Enso Oyj in August of 2000. Goodwill amortization in the amount of $144 million was recognized prior to the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) and since then has been tested for impairment on an annual basis. A total of $1,704 million of impairment losses have been recorded of which $1,022 million was recorded prior to 2004, $520 million was recorded in 2004 and $162 million was recorded in 2005 due to deterioration in market conditions and increased costs associated with the business.

The other intangible assets consist of computer software both internally developed and purchased, along with certain patents, trademarks and franchises. As of December 31, 2006, computer software had a net book value of $3 million while patents, trademarks and franchises had a net book value of $8 million. As of December 31, 2005, computer software had a net book value of $5 million while patents, trademarks and franchises had a net book value of $9 million. Amortization expense related to other intangible assets was $4 million, $5 million and $3 million in 2006, 2005 and 2004, respectively. Future amortization related to the net book value of other intangible assets is estimated to be $2 million in 2007, $2 million in 2008, $1 million in 2009, $1 million in 2010, $1 million in 2011 and $4 million in 2012 and beyond.

Note 8—Other Non-current Assets

	As of December 31,
	2006	2005
(Dollars in millions)
Pension asset (Note 11)	$17	$257
Other	4	10

Total	$21	$267

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Note 9—Debt

Borrowings have various maturities, the latest being in 2023, and have either fixed or floating interest rates ranging from 5.61% to 7.30% in 2006, and 4.72% to 7.30% in 2005. The Company’s loans are denominated in US dollars.

Debt as of December 31 of Each Year

	Repayable within 12 Months		Repayable after 12 Months
	2006	2005	2006 (Restated)	2005 (Restated)
(Dollars in millions)
Bond loans	$104	$—	$255	$358
Bond loan discounts	(1)	—	(10)	(13)
Loans from Stora Enso Group companies (related parties)	—	—	1,069	1,067
Capital lease obligation	—	—	132	130

Total debt	$103	$—	$1,446	$1,542

Loans from Stora Enso Group companies (related parties) include $1,060 million of LIBOR based floating rate debt from Stora Enso S.à.r.L, a subsidiary of Stora Enso Oyj. While the debt matures on August 13, 2007, Stora Enso S.à.r.L has committed to extend or amend the $1,060 million debt to mature on August 13, 2008 or beyond. Interest rates on this debt were 5.975% and 4.81% at December 31, 2006 and 2005, respectively. The capital lease liabilities relate to a lease of paper machine 35, situated in the Stevens Point mill. See Note 18 for information related to the capital lease.

Maturity Schedule of Debt at December 31, 2006

	2007	2008	2009	2010	2011	2012+ (Restated)	Total (Restated)
(Dollars in millions)
Bond loans	$104	$—	$79	$—	$—	$176	$359
Bond loan discounts	(1)	(1)	(1)	(1)	(1)	(6)	(11)
Loans from Stora Enso Group companies (related parties)	—	1,060	—	—	—	9	1,069
Capital lease liabilities	—	—	—	—	—	132	132

Total debt	$103	$1,059	$78	$(1)	$(1)	$311	1,549

Current liabilities: repayable within the next 12 months							103

Non-current liabilities: repayable after 12 months							$1,446

The fair value of non-current liabilities, exclusive of the current portion, has a value of $1,494 million at December 31, 2006 and $1,615 million at December 31, 2005 versus a carrying value of $1,446 million at December 31, 2006 and $1,542 at December 31, 2005. Due to the short-term nature of the current debt and the current portion of the long-term debt, the carrying amounts are considered to be reasonable approximations of the fair values.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Bond Loans in Long- term Debt

Bond loans are unsecured and are guaranteed by Stora Enso Oyj.

Issue / Maturity Dates	Description of Bond	Fixed Interest Rate %	Nominal Value Issued 2006	Carrying Value as of December 31,
				2006	2005
(Dollars in millions)
1997-2007	Senior Notes Series B 2007	6.82%	$102	$103	$103
1997-2009	Senior Notes Series C 2009	6.90%	48	48	48
1997-2012	Senior Notes Series D 2012	7.00%	23	23	22
1997-2017	Senior Notes Series E 2017	7.14%	23	22	22
1998-2009	Senior Notes Series F 2009	6.93%	30	30	29
1998-2018	Senior Notes Series G 2018	7.24%	65	62	61
1998-2023	Senior Notes Series H 2023	7.30%	65	60	60

Total bond loans				$348	$345

Note 10—Financial Instruments

Fair Values of Financial Instruments

Derivative financial instruments are recorded on the Combined Balance Sheets at their fair values, defined as the amount at which the instrument could be exchanged between willing parties in a current transaction, other than in a liquidation or forced sale. The counterparty in all derivative transactions is Stora Enso Oyj. The fair values of such financial items are estimated on the following basis:

•	Currency option contract values are calculated using year-end market rates together with common option pricing models, the fair values being implicit in the resulting carrying amounts.

•	The carrying amounts of foreign exchange forward contracts are calculated using year-end market rates and thus they approximate fair values.

•	The fair values of interest rate swaps are calculated using a discounted cash flow analysis.

•	Commodity contract fair values are computed with reference to quoted market prices on future exchanges and thus the carrying amounts approximate fair values.

Fair value gains and losses on financial instruments are deferred, net of tax in AOCI, if they fulfill the cash flow hedge accounting criteria. The remaining fair value movements are reported in the Combined Statements of Operations as other (income) expense as shown below. The Company had no outstanding embedded derivatives at December 31, 2006, 2005 or 2004.

Fair Value Hedge Gains and Losses

	As of December 31,
	2006	2005	2004
(Dollars in millions)
Net (gain)/loss on qualifying hedges	$(2)	$(8)	$(8)
Fair value changes (gain)/loss in hedged items	2	8	8

Net (gain)/loss	—	—	—
Net (gain)/loss on non-qualifying hedges	(1)	(1)	(1)

Net fair value (gain)/loss	$(1)	$(1)	$(1)

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Certain derivatives are designated as cash flow hedges and measured at fair value with the fair value movements recorded in the separate owner’s investment category of AOCI. As of December 31, 2006, the Company did not have any open cash flow hedging derivatives. As of December 31, 2005, the hedging reserve was less than $1 million. The gain on derivative financial instruments designated as cash flow hedges that was realized from AOCI through the Combined Statements of Operations amounted to $1 million in 2006, $3 million in 2005 and $3 million in 2004.

Fair Values of Derivative Financial Instruments

	As of December 31,
	2006			2005
	Positive Fair Values	Negative Fair Values	Net Fair Values	Net Fair Values
(Dollars in millions)
Interest rate swaps	$3	$(1)	$2	$5
Forward contracts	—	—	—	1
Currency options	—	—	—	—
Commodity contracts	—	—	—	—

Total	$3	$(1)	$2	$6

Positive and negative fair values of financial instruments are shown under other current and non-current assets and current and long-term debt.

Notional Values of Derivative Financial Instruments

	As of December 31,
	2006	2005
(Dollars in millions)
Interest rate derivatives:
Interest rate swaps:
Maturity under 1 year	$102	$—
Maturity 2-5 years	79	181
Maturity 6-10 years	52	52

Total interest rate derivatives	$233	$233

Foreign exchange derivatives:
Forward contracts	$—	$18
Currency options	—	60

Total foreign exchange derivatives	$—	$78

Commodity derivatives	$—	$4

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Note 11—Pension and Other Postretirement Benefits

The Company adopted SFAS 158 as of December 31, 2006. Prior to the adoption of SFAS 158, US GAAP required recognition of an additional minimum pension liability when the accumulated benefit obligation exceeded the fair value of the plan assets and this amount was greater than the liability recognized on the Combined Balance Sheets. An intangible asset was recognized up to the amount of unrecognized prior service cost with the excess recognized in OCI. During 2006, the additional minimum liability, net of intangible asset, decreased from $139 million to $16 million at December 31, 2006, with the change of $123 million being credited to OCI. Following the adoption of SFAS 158, the recognition of an additional minimum liability net of intangible asset is no longer required; therefore, $16 million has been reversed. The Company uses a December 31 measurement date for all of its plans.

This new standard has been applied prospectively; therefore, the amounts recognized and disclosed for 2005 have not been restated to comply with SFAS 158.

The following table sets forth the incremental effect of applying SFAS 158 on individual line items in the year-end Combined Balance Sheets as of December 31, 2006.

	Before Application of SFAS 158 (Restated)	Adjustments	After Application of SFAS 158 (Restated)
(Dollars in millions)
Pension and other postretirement benefit asset	$234	$(217)	$17
Total assets	3,738	(217)	3,521
Liability for pension and other postretirement benefits—current	(11)	(5)	(16)
Liability for pension and other postretirement benefits—non-current	(313)	(155)	(468)
Deferred tax liability (Restated)	(236)	117	(119)
Total liabilities (Restated)	(2,461)	(43)	(2,504)
Accumulated other comprehensive income, net of taxes (Restated)	(61)	260	199
Total owner’s investment (Restated)	(1,277)	260	(1,017)

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the changes in the benefit obligation and fair value of plan assets during the year and the funded status of the Company’s defined benefit pension and other postretirement benefit plans showing the amounts recognized in the Company’s Combined Balance Sheets in accordance with US GAAP as of December 31, 2006 and 2005.

	As of December 31,
	2006				2005
	Pension		Other benefits		Pension		Other benefits
	US	Canada	US	Canada	US	Canada	US	Canada
(Dollars in millions)
Change in Benefit Obligation:
Benefit obligation at beginning of year	$820	$258	$405	$23	$779	$222	$427	$19
Service cost	17	2	9	—	16	3	9	—
Interest cost	46	14	23	1	44	13	22	1
Plan participants’ contributions	—	1	2	—	—	2	2	—
Amendments	(1)	10	(10)	—	—	—	(29)	—
Actuarial loss (gain)	(6)	5	13	6	26	21	3	4
Benefits paid	(45)	(13)	(27)	(2)	(45)	(12)	(29)	(2)
Curtailments	—	14	—	—	—	—	—	—
Currency effect	—	—	—	—	—	9	—	1

Benefit obligation at the end of year	$831	$291	$415	$28	$820	$258	$405	$23

Change in Plan Assets:
Fair value of plan assets at beginning of year	$759	$242	$34	$—	$731	$209	$48	$—
Actual return on plan assets	99	28	2	—	71	23	1	—
Company contribution	1	4	12	2	1	11	12	2
Plan participants’ contributions	—	1	3	—	—	2	2	—
Benefits paid	(45)	(13)	(28)	(2)	(44)	(12)	(29)	(2)
Currency effect	—	—	—	—	—	9	—	—

Fair value of plan assets at the end of year	$814	$262	$23	$—	$759	$242	$34	$—

Funded status at the end of year	$(17)	$(29)	$(393)	$(28)	$(62)	$(16)	$(370)	$(23)
Unrecognized prior service cost	(1)	19	(120)	—	(1)	11	(128)	—
Unrecognized actuarial loss	207	39	237	12	267	46	241	9

(Accrued)/Prepaid benefit cost	189	29	(276)	(16)	204	41	(257)	(14)
Additional minimum liability	—	(16)	—	—	(138)	—	—	—

Net amount recognized before adoption of FAS 158	$189	$13	$(276)	$(16)	$66	$41	$(257)	$(14)

Adoption of FAS 158	(206)	(42)	(116)	(12)

Net amount recognized after adoption of FAS 158	$(17)	$(29)	$(392)	$(28)

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The following table presents the amount in AOCI that has not been recognized as components of net periodic pension cost as of December 31, 2006, subsequent to the adoption of SFAS 158:

	As of December 31, 2006
	Pensions		Other Benefits
	US	Canada	US	Canada
(Dollars in millions)
Unrecognized prior service cost (credit)	$(1)	$19	$(120)	$—
Unrecognized actuarial loss	207	39	237	12
Deferred taxes	(78)	—	(45)	—

Total accumulated other comprehensive income, net of taxes	$128	$58	$72	$12

The estimated net actuarial loss and prior service (credit) for the defined benefit pension plans of the US that will be amortized from AOCI into net periodic benefit cost over the next fiscal year are $11 million and less than $1 million, respectively. The estimated net actuarial loss and prior service cost for the Canadian defined benefit pension plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year are $1 million and $2 million, respectively. The estimated net actuarial loss and prior service (credit) for other postretirement benefit plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year are $16 million and ($18) million, respectively.

The following table sets forth assets and liabilities recognized in the Combined Balance Sheets as of December 31, 2006, subsequent to the adoption of SFAS 158:

	As of December 31, 2006
	Pensions		Other Benefits
	US	Canada	US	Canada
(Dollars in millions)
Non-current assets	$16	$1	$—	$—
Current liabilities	(1)	—	(12)	(2)
Non-current liabilities	(33)	(29)	(380)	(26)

	$(18)	$(28)	$(392)	$(28)

Total accumulated benefit obligation (“ABO”) in 2006 was $761 million for all plans in the US and $277 million for all plans in Canada.

The following table sets forth assets and liabilities recognized in the Combined Balance Sheets as of December 31, 2005:

	As of December 31, 2005
	Pensions		Other Benefits
	US	Canada	US	Canada
(Dollars in millions)
Accrued benefit liability	$(12)	$—	$(257)	$(14)
Additional minimum liability	(141)	(1)	—	—
Intangible asset	2	1	—	—
Prepaid benefit cost	216	41	—	—
Accumulated other comprehensive income	139	—	—	—

	$204	$41	$(257)	$(14)

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

For plans where accumulated benefit obligation (“ABO”) exceed the fair value of plan assets under US GAAP, the ABO, the pension benefit obligation (“PBO”) and fair value of plan assets as of December 31, 2006 and 2005 were as follows:

	Pension and Other Postretirement Benefits as of December 31,
	2006		2005
	US	Canada	US	Canada
(Dollars in millions)
ABO	$11	$180	$425	$6
PBO	11	191	464	6
Fair value of assets	—	161	407	—

For plans where the PBO exceeds the fair value of plan assets under US GAAP, the ABO, the PBO and fair value of plan assets as of December 31, 2006 and 2005 were as follows:

	Pension and Other Postretirement Benefits as of December 31,
	2006		2005
	US	Canada	US	Canada
(Dollars in millions)
ABO	$436	$180	$746	$219
PBO	473	191	820	234
Fair value of assets	439	161	759	216

Net periodic benefit cost of defined benefit pension benefits recognized in accordance with US GAAP for the years ended December 31, 2006, 2005 and 2004 included the following components:

	Pension Benefits for the year ended December 31,
	2006		2005		2004
	US	Canada	US	Canada	US	Canada
(Dollars in millions)
Service cost	$17	$2	$16	$3	$16	$2
Interest cost	46	14	44	13	44	12
Expected return on plan assets	(60)	(17)	(58)	(16)	(56)	(13)
Recognized net actuarial (gains) losses	14	2	14	1	16	1
Amortization of prior service cost (credit)	—	1	—	1	—	1

Subtotal	17	2	16	2	20	3
Curtailment	—	14	—	—	—	—

Net periodic benefit cost	$17	$16	$16	$2	$20	$3

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Net periodic benefit cost of other postretirement benefits recognized in accordance with US GAAP for the years ended December 31, 2006, 2005 and 2004 included the following components:

	Other Postretirement Benefits for the Year Ended December 31,
	2006		2005		2004
	US	Canada	US	Canada	US	Canada
(Dollars in millions)
Service cost	$9	$—	$9	$—	$10	$—
Interest cost	23	1	22	1	29	1
Expected return on plan assets	(1)	—	(2)	—	(3)	—
Recognized net actuarial (gains) losses	16	3	12	1	14	1
Amortization of past service cost (credit)	(17)	1	(14)	—	(4)	—

Net periodic benefit cost	$30	$5	$27	$2	$46	$2

Canada

As of December 31, 2006 and 2005, the Company’s Canadian defined benefit pension plans have total defined benefit obligations of $291 million and $258 million, respectively and combined assets of $262 million and $242 million, respectively, representing net unfunded liabilities of $29 million and $16 million, respectively. In Canada, pension benefits are provided through employer and employee funded defined benefit plans. Independent actuaries determine the employer contributions necessary to meet future obligations of the plans, whereas employee contributions are a fixed percentage of pensionable earnings. Funds are invested in a mix of fixed income and equity investments and are held by an independent trustee. The retirement benefits are a function of years worked and the best five years average salary during an employee’s pensionable service.

The investment policy sets the long-term return target for the funds at a real return of 4 percent and defines the long-term strategic allocation targets for equities at 20% to 60%, bonds, 10% to 60% and liquid investments, 0% to 25%. The chosen investment managers are at liberty to adjust the asset mix for their portion of the funds in accordance with the minimum and maximum levels for each asset class.

As of December 31, 2006 and 2005, the Company’s Canadian other postretirement benefit plans have total defined benefit obligations of $28 million and $23 million, respectively. These other postretirement benefit obligations are unfunded, are not required to be funded, and generally provide healthcare, life insurance and disability benefits to certain retirees.

United States

As of December 31, 2006 and 2005, the Company’s US defined benefit pension plans have total defined benefit obligations of $831 million and $820 million, respectively and combined assets of $814 million and $759 million, respectively, representing net unfunded liabilities of $18 million and $62 million, respectively. Of these unfunded liabilities, $11 million and $12 million, respectively, represents defined benefit obligations of a non-qualified defined benefit pension plan which is not required to be funded.

In the US, retirement benefits are provided through employer funded defined benefit plans and through employer and employee funded defined contribution plans, also known as 401(k) plans. For the defined benefit plans, independent actuaries determine the employer contributions necessary to meet the future obligations of the plans and the funds are invested in a diversified mix of fixed income, equity and alternative investments held by independent trustees. The retirement benefits are a function of either years worked multiplied by a flat monetary

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

benefit, or of years worked multiplied by the best five years average salary out of the last ten years, during an employee’s pensionable service. For the defined contribution plans, employees may elect to contribute a percentage of their salary on a pre-tax basis, subject to regulatory limitations, into an account with an independent trustee which can then be invested in a variety of investment options at the employee’s discretion. The employer may also contribute to the employee’s account depending upon the requirements of the plan.

As of December 31, 2006 and 2005, the Company’s US other postretirement benefit plans have total defined benefit obligations of $415 million and $405 million, respectively and combined assets of $23 million and $34 million, respectively, representing net unfunded liabilities of $393 million and $370 million, respectively. These other postretirement benefit obligations generally provide healthcare, and in certain cases life insurance, to certain retirees.

Healthcare benefits are provided to certain retirees through employer and employee funded post-employment plans, though these plans are not required to be pre-funded. Although these are largely pay-as-you -go plans, independent actuaries determine the expense to be charged in the Combined Statements of Operations to meet the plan obligations. When pre-funding does occur, funds are invested in a diversified mix of investments held by an independent trustee. Eligibility for benefits is generally a function of the number of years worked and attained age at retirement.

For US plans, the Company has been implementing a policy whereby Company contributions toward the annual healthcare premium equivalent for retirees are limited to a specific monetary value or percentage, in which instance the remainder of the premium equivalent is the responsibility of the retiree. Prior to 2003, a retiree would generally pay either a stated amount of premium, that did not change as time went on, or pay a stated percentage of the premium. The Company was then obliged to absorb almost all inflationary increases in US healthcare costs.

At the beginning of 2003, a limit was placed on the amount the Company would contribute toward retiree healthcare premium equivalents for future non-union retirees, the basic effect being that the Company would no longer be 100% responsible for all future increases in healthcare costs for this group of future retirees. In 2004, limits were placed on the amount the Company would contribute toward retiree healthcare premium equivalents for a large portion of the participants who were already retired and in addition, Company contribution limits were negotiated with Niagara Mill union future retirees. In 2005, Company contribution limits were negotiated for Kimberly Mill union future retirees and in addition no Company contributions would be available for any new hires in the Kimberly Mill union or any US non-union new hires. In 2006, negotiations with Central Wisconsin OPEIU members resulted in Company contribution limits toward pre-65 retiree healthcare premium equivalents for future retirees, no Company contribution toward post-65 retiree healthcare premium equivalents for future retirees, and no Company contribution for any retiree healthcare for OPEIU new hires. Throughout 2006, negotiations continued with the remaining active Company union members not already subject to limitations on Company contributions toward retiree healthcare premium equivalents.

Plan assets in the US are held in trusts with investment policies providing a framework within which to manage the assets in each trust. It is the primary objective of these policies to invest the trust assets in a manner that ensures sufficient funds will be available to meet the benefit obligations of the trusts as determined in connection with periodic asset-liability studies commissioned by the Investment Committee. As updated at the end of 2005, the pension investment policy provides for long-term strategic allocation targets as follows: US equity 28%, non-U.S. equity 17% (including developed and emerging markets), fixed income 35% (including core, TIPS and high yield), real estate 10% and alternative investments 10%. In addition, the policy also provides for appropriate drift ranges for each asset class and rebalancing back to the allocation target when the range is

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

exceeded. The policy has additional requirements to ensure adequate diversification, limit non-investment grade quality fixed income securities and restrict the use of derivatives. The investment policy for other postretirement benefits is similar but also takes into consideration the fact that retiree healthcare obligations are not required to be funded and have varying cash flow needs.

SENA’s defined benefit pension plan assets percentage of fair value by asset category at December 31, 2006 and 2005 are as follows:

	2006		2005
	US	Canada	US	Canada
Cash and cash equivalents	—%	4%	—%	4%
Equity securities	55	58	63	57
Debt securities	32	38	27	39
Real estate	6	—	5	—
Other, including alternative investments	7	—	5	—

Total	100%	100%	100%	100%

The plans have an expected long-term rate of return on plan assets assumption of 8.0% for the US plans and 7.0% for the Canadian plans. These rates were derived based on the assumptions for each asset class under the respective trust’s investment policy. The capital market assumptions reflect a combination of historical performance analysis and the forward-looking return expectations of the financial markets.

Weighted-average assumptions used in the calculation of postretirement benefit obligations as of December 31 are as follows:

	Postretirement Benefits as of December 31,
	2006		2005
	US	Canada	US	Canada
Discount rate	5.75%	5.25%	5.75%	5.25%
Rate of compensation increase	4.50	2.04	4.50	2.00

Weighted-average assumptions used in the calculation of net periodic cost for the years ended December 31 are as follows:

	Postretirement Benefits as of December 31,
	2006		2005
	US	Canada	US	Canada
Discount rate	5.75%	5.25%	5.75%	6.00%
Rate of compensation increase	4.50	2.00	5.00	2.00
Expected return on plan assets	8.00	7.00	8.00	7.50

The discount rate used to discount postretirement benefit obligations is measured using interest rates of high quality bonds at the balance sheet date. Maturity terms of the interest rates are used to approximate the duration and maturity terms of the related liability.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Estimated future benefit payments as of December 31, 2006 are as follows:

	Estimated Future Benefit Payments
	Pensions		Other Benefits
	US	Canada	US	Canada
(Dollars in millions)
2007	$44	$15	$26	$2
2008	45	16	26	2
2009	45	16	25	2
2010	46	16	25	2
2011	47	17	25	2
Years 2012 – 2016	261	94	130	10

Expected employer contributions to be paid into the plans during next fiscal year:

	Expected Employer Contributions
	Pensions		Other Benefits
	US	Canada	US	Canada
(Dollars in millions)
Payments during fiscal year 2007	$1	$15	$13	$2

Assumptions related to retiree healthcare benefits as of December 31:

	2006		2005
	US	Canada	US	Canada
Healthcare cost trend rate assumed for next year	10%	14%	10%	11%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	6%	5%	6%
Year that the rate reaches the ultimate trend rate	2011	2015	2011	2011

A one-percentage-point change in assumed retiree healthcare cost trend rates would have the following effects:

	Other Postretirement Benefits
	1-Percentage- Point Increase		1-Percentage- Point Decrease
	US	Canada	US	Canada
(Dollars in millions)
Effect on total of service and interest cost components	$4	$—	$(3)	$—
Effect on postretirement benefit obligation	40	—	(31)	—

SENA has elected to receive a subsidy from the US government pursuant to the Medicare Prescription Drug Improvement and Modernization Act of 2003 related to its continuation of certain other postretirement benefit plans. The effect of this subsidy reduces 2006 expense for other postretirement benefit plans by $8 million and 2005 expense by $7 million.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Note 12—Other Current Liabilities

Other accrued liabilities at December 31, 2006 and 2005 are comprised of:

	As of December 31,
	2006	2005
(Dollars in millions)
Current portion of restructuring provision	$6	$11
Interest payable and other interest bearing liabilities	20	20
Accrued liabilities and deferred income	33	26
Current tax liability	47	46
Property tax payable	7	8
Legal liabilities	4	5
Other payables	3	4

Total	$120	$120

Accrued liabilities and deferred income consist primarily of personnel expenses and customer pre-payments. Other payables encompass accrued municipal, county, and state taxes, and various miscellaneous accruals.

Note 13—Commitments and Contingencies

Commitments

	As at December 31,
	2006	2005	2004
(Dollars in millions)
Commitments on behalf of others:
Guarantees	$5	$6	$5
Commitments, own:
Letters of credit	19	14	16
Operating leases, in next 12 months	2	2	2
Operating leases, after next 12 months	6	2	4
Other commitments	4	5	4

Total	$36	$29	$31

Guarantees and letters of credit may be made in the ordinary course of business on behalf of associated companies and occasionally others.

The guarantees, entered into with financial institutions and other credit guarantors, generally obligate the Company to make payment in the event of default by the borrower. The Company has guaranteed bank loans to pulpwood contractors for the purchase of equipment required to supply, produce or transport forest products to the company. In the event of default on these bank loans by the pulpwood contractors, the Company has the right to take immediate possession of and sell the equipment in order to use the proceeds to repay all or a portion of the loans owing to the bank. The Company estimates that in excess of 80% of the guaranteed amount can be expected to be recovered from proceeds on liquidation of the equipment in the event of default. The Company has accrued less than $1 million for each of December 31, 2006, 2005 and 2004, respectively, for mortgages in default for the year.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The Company has provided letters of credit to various environmental agencies as a means of providing financial assurance with regard to environmental liabilities. The Company also provides a letter of credit for securing a supplemental pension obligation and certain letters of credit to fulfill supplier financial assurance requirements. Payment would only be required under these letters of credit if the Company defaulted on commitments made under these arrangements.

The guarantees and letters of credit have off-balance sheet credit risk representing the accounting loss that would be recognized at the reporting date if the Company or the counterparties failed to perform completely as contracted. The credit risk amounts are equal to the contract sums, assuming the amounts are not paid in full and are not recoverable from other parties

In 2003, Stora Enso Port Hawkesbury Limited (“SEPH”) was awarded financial assistance in the amount of $13 million from the Province of Nova Scotia to provide a contribution towards training and infrastructure costs associated with the construction of the thermo-mechanical pulp (TMP) line. The amount includes an incentive amount of $5 million provided that SEPH employs a minimum number of full-time equivalent (“FTE”) positions in its newsprint operation and SEPH as a whole. SEPH has received $2 million as of December 31, 2006 and a contribution of $2 million has been accrued at December 31, 2006, relating to the incentive assistance component.

In 2006, SEPH was awarded financial assistance in the amount of $56 million from the Province of Nova Scotia in settlement of its commitment to provide licensed land to SEPH. The amount will be paid out over seven years ($9 million in each of the first six years, and $4 million in the seventh year). Payout is to be made upon completion of each cumulative 12 month period of operation of SEPH’s newsprint and supercalendered paper machines. If there is no production for 24 continuous months, all current and future payments are forfeited.

Estimated Purchase Agreement Commitments as of December 31, 2006

	Type of Supply	Country	Years Left	Contract Total	Scheduled Contract Payments
					2007	2008-9	2010-11	2012+
(Dollars in millions)
Location:
Stora Enso North America Corp.	Electricity	US	5	$103	$27	$32	$44	$—
Stora Enso North America Corp.	Natural Gas	US	4	34	18	15	1	—
Stora Enso North America Corp.	Coal	US	2	72	57	15	—	—
Stora Enso North America Corp.	Chemicals	US	2	5	5	—	—	—
Stora Enso Port Hawkesbury Limited	Natural Gas	Canada	6	94	17	35	28	14

				308	124	97	73	14
Capital expenditure				8	8	—	—	—

Total contractual commitments				$316	$132	$97	$73	$14

Purchases related to the above agreements were $172 million in 2006, $168 million in 2005 and $113 million in 2004.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

SENA leases office and warehouse space as well as some mobile equipment under various non-cancellable operating leases, some of which contain renewal options. The future cost for contracts exceeding one year and for non-cancellable operating lease contracts are:

Repayment Schedule of Operating Lease Commitments

	As of December 31,
	2006	2005	2004
(Dollars in millions)
Less than 1 year	$2	$2	$2
1–2 years	2	1	2
2–3 years	1	1	1
3–4 years	1	—	1
4–5 years	1	—	—
Over 5 years	1	—	—

	$8	$4	$6

Contingent Liabilities

The Company is party to legal proceedings that arise in the ordinary course of business and which primarily involve claims arising out of commercial and environmental laws. It is also involved in administrative proceedings relating primarily to competition law. Management does not consider the potential liabilities related to such proceedings, before insurance recoveries, if any, are likely to be material to the Company’s financial condition or results of operations.

Competition Law Proceedings

Inspections by US Competition Authorities and Class-action Lawsuits in the United States

In May 2004, Stora Enso North America Corp. (“SENAC”) received subpoenas issued by the US Department of Justice as part of preliminary antitrust investigations into the magazine paper industry in the US. Subsequent to the commencement of these antitrust investigations, SENAC was named, along with other producers of paper and forestry products, as a defendant in a number of lawsuits brought in US federal and state courts by direct and indirect purchasers of publication paper purporting to act on behalf of a class of purchasers. They allege, generally, that the defendants agreed to fix, increase or maintain the price of publication paper in the US. They seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs.

On December 13, 2006, the US antitrust authorities announced that SENAC had been indicted for its alleged anticompetitive conduct in connection with the sale of coated magazine paper in the US in 2002 and 2003; however, no SENAC employee was charged individually. SENAC denied any wrongdoing and entered a plea of not guilty. At a trial which commenced July 16, 2007 and concluded on July 19, 2007, SENAC was found not guilty.

The purported class-action lawsuits remain pending. There can be no assurances that SENAC will prevail in its efforts to defend these claims and we do not have liability insurance which would cover any adverse judgments or losses resulting from these lawsuits. Due to the uncertainties associated with these matters, it is not possible to estimate any potential loss contingencies, thus no provision has been made with respect to the purported class-action lawsuits. However, we do not believe that the ultimate outcome of these purported class-action lawsuits will have a material adverse effect on the Company’s business, operational results or financial condition.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Environmental Proceedings

Wisconsin Rapids Emissions

The US Environmental Protection Agency (“EPA”) has issued a notice of violation and a finding of violation to the Wisconsin Rapids mill alleging that expansions and other capital projects between 1983 and 1991 violated the US Clean Air Act. The EPA is seeking a penalty of $8 million and the installation of additional air pollution control equipment. Stora Enso North America Corp. considers that there are a number of defenses to these allegations and thus only an immaterial provision for this loss contingency has been recorded based on the Company’s best estimate of the outcome.

Niagara Emissions

The EPA has issued a notice of violation and a finding of violation to the Niagara mill alleging that projects at the mill between 1995 and 1997 violated the US Clean Air Act. No demand has been received from the EPA, but the EPA may seek a monetary penalty and the installation of additional control equipment. Stora Enso North America Corp. intends to defend any case brought by the EPA based upon these allegations and thus only an immaterial provision for this loss contingency has been recorded based on the Company’s best estimate of the outcome.

Note 14—Related Party Transactions

	As of December 31,
	2006	2005	2004
(Dollars in millions)
Income statement:
Sales to Stora Enso Oyj and other Group companies	$6	$2	$2
Purchases from Stora Enso Oyj and other Group companies	45	33	59
Interest expense from Stora Enso Oyj and Stora Enso S.à.r.L	61	44	33
Sales to Corenso North America	—	—	—
Purchases from Corenso North America	14	14	11
Balance sheet:
Miscellaneous receivables from Stora Enso Oyj and other Group companies	$12	$3	$8
Cash pooling with Stora Enso Oyj	173	(4)	10
Loans from Stora Enso Oyj and Stora Enso S.à.r.L	1,060	1,060	1,106
Interest payable to Stora Enso Oyj and Stora Enso S.à.r.L	16	12	8
Miscellaneous payables to Stora Enso Oyj and other Group Companies	10	7	15
Receivables from Corenso North America	—	—	17
Payables to Corenso North America	9	7	16

SENA currently sells, purchases, and utilizes services from Stora Enso Oyj, its ultimate parent company, and other Group companies for multiple items. A generally immaterial amount of paper is sold to the Group. Purchases from Group include, but are not limited to, the purchase of pulp and administrative services. SENA incurs interest expense and has long-term and short-term loans from the Group (see Note 9).

SENA purchases cores from Corenso North America Corp. (“CNA”) which is a wholly owned subsidiary of Stora Enso Oyj. SENA sells power generated at Consolidated Water Power Company, a wholly owned subsidiary, to CNA. SENA also sells steam from the Wisconsin Rapids mill and various administrative services to CNA.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

During the last three years, SENA has not been involved in any material transactions with any of its directors, managers, or executive officers, including relatives or spouses of any of these persons.

Stora Enso Oyj has guaranteed certain obligations under the capital lease. Refer to Note 2 for further information.

Note 15—Restructuring Provision

The activity in restructuring provisions during 2004, 2005 and 2006 is as follows:

Restructuring Provision
(Dollars in millions)
Balance at January 1, 2004	$6
Charges	11
Payments	(16)

Balance at December 31, 2004	1
Charges	15
Payments	(5)

Balance at December 31, 2005	11
Charges	—
Payments	(5)

Balance at December 31, 2006	$6

Throughout 2003 and 2004, SENA actively reduced their headcounts as a result of the Fixed Cost reduction initiatives that started in 2003 which resulted in a reduction of 832 employees. During 2005 a reduction of 35 employees occurred as a result of the Profit Enhancement Program and a further reduction of 82 employees occurred as a result of additional Fixed Cost reduction initiatives. During 2006, a reduction of 27 employees occurred as a result of the closure of paper machine number 31 and an additional reduction of 114 employees occurred as a result of additional Fixed Cost reduction initiatives.

As a result of the above initiatives, SENA recorded charges of $11 million in 2004, $15 million in 2005 and $1 million in 2006 for employment termination benefits and machine closure costs. The charges were included in cost of sales and in selling, general and administrative expenses. SENA paid $17 million, $5 million and $5 million in 2004, 2005 and 2006, respectively, for liabilities which were accrued for in prior years.

Note 16—Combined Statements of Cash Flows

Supplemental cash flow disclosures are as follows:

Cash paid during the period for:

	Year Ended December 31,
	2006	2005	2004
(Dollars in millions)
Interest	$91	$74	$72
Income taxes	6	5	5

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Note 17—Accumulated Other Comprehensive Income (Loss) (“AOCI”) (Restated)

Comprehensive income (loss) includes: net earnings; foreign currency translation adjustments; adjustments to minimum pension liability, net of tax; and a loss on the effective portion of a cash flow hedge, net of tax, that are all presented as a component of owner’s investment. The Company’s total comprehensive income (loss) was $(162), $(342) and $(563) million for 2006, 2005 and 2004, respectively.

The components of accumulated other comprehensive income (loss) are as follows:

	Foreign Currency Translation Adjustments	Financial Instruments	Pension and Other Postretirement Benefits	Total AOCI
(Dollars in millions)
Balance at January, 2004	$—	$1	$(55)	$(54)
Foreign currency translation adjustments	42	—	—	42
Financial instruments	—	1	—	1
Minimum pension liability	—	—	51	51

Balance at December 31, 2004	42	2	(4)	40
Foreign currency translation adjustments	24	—	—	24
Financial instruments	—	(2)	—	(2)
Minimum pension liability	—	—	(82)	(82)

Balance at December 31, 2005 (Restated)	66	—	(86)	(20)
Foreign currency translation adjustments	5	—	—	5
Minimum pension liability	—	—	76	76
Adoption of SFAS 158	—	—	(260)	(260)

Balance at December 31, 2006 (Restated)	$71	$—	$(270)	$(199)

Note 18—Capital Leases

The Company’s predecessor entered into a sale-leaseback transaction for a paper machine in 1997 for $136 million. The lease has a basic lease term which expires in 2014. At the end of the basic lease term, the Company has the option to purchase the machine or the lessor can require the Company to renew the lease through 2025. The lease contains purchase options at amounts approximating fair market value in 2010 and at lease termination. This lease requires the Company to pay customary operating and repair expenses and to observe certain operating restrictions. The lease was deemed to be an operating lease at the inception of the lease.

In 2002, the Company entered into an amendment to the lease. Under the terms of the amendment, Stora Enso Oyj, the ultimate parent company, is the guarantor of this lease and is required to comply with both financial reporting and minimum debt rating covenants. Because the guarantee contains provisions outside the operations of the Company, the lease is classified as a capital lease in the combined financial statements from the date of the amendment.

Leased capital assets included in net property, plant and equipment were $77 million and $83 million at December 31, 2006 and 2005, respectively. Amortization of the capital lease assets was $7 million for each of the years 2006, 2005 and 2004. Interest expense related to the capital lease obligation was $9 million for each of the years 2006, 2005 and 2004.

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Future minimum capital lease payments and the related present value of the capital lease payments at December 31, 2006 were as follows:

Capital Lease
(Dollars in millions)
2007	$7
2008	8
2009	7
2010	7
2011	7
After 2012	250

Total minimum lease payments	286
Interest	(154)

Present value of net minimum lease payments	$132

*  *  *  *  *

STORA ENSO NORTH AMERICA

CONDENSED COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)

THREE QUARTERS ENDED SEPTEMBER 30, 2007

AND THREE QUARTERS ENDED SEPTEMBER 30, 2006

	Three Quarters Ended September 30, 2007 (Restated)	Three Quarters Ended September 30, 2006 (Restated)
(Dollars in millions)
Net sales	$1,864	$1,584
Costs and expenses:
Cost of sales	1,846	1,552
Selling, general and administrative expenses	67	81
Interest expense	61	68
Other (income)	(1)	(1)

Loss before incomes taxes	(109)	(116)
Income tax (benefit)	(25)	(14)

Net loss	$(84)	$(102)

The accompanying notes are an integral part of these condensed combined financial statements.

STORA ENSO NORTH AMERICA

CONDENSED COMBINED BALANCE SHEETS (UNAUDITED)

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

	September 30, 2007	December 31, 2006 (Restated)
(Dollars in millions)
Assets:
Current assets:
Cash and cash equivalents	$233	$195
Accounts receivable, net of allowance for doubtful accounts of $3 and $3, respectively	188	129
Inventories	330	346
Deferred tax assets	31	32
Other current assets	55	28

Total current assets	837	730

Non-current assets:
Property, plant and equipment, net	2,386	2,479
Goodwill	280	280
Other intangible assets, net	10	11
Other non-current assets	4	21

Total non-current assets	2,680	2,791

Total assets	$3,517	$3,521

Liabilities and Owner’s Investment:
Current liabilities:
Short-term debt (related party is $161 and $0, respectively)	$161	$—
Current portion of long-term debt (related party is $1,060 and $0, respectively)	1,304	103
Accounts payable	196	167
Accrued payroll and benefits	57	51
Postretirement benefit provisions	16	16
Other current liabilities	110	120

Total current liabilities	1,844	457

Non-current liabilities:
Long-term debt (related party is $0 and $1,069, respectively)	132	1,446
Deferred tax liabilities	142	119
Postretirement benefit provisions	313	468
Other non-current liabilities	15	14

Total non-current liabilities	602	2,047

Commitments and contingencies (Note 11)	—	—
Owner’s investment:
Owner’s investment	1,125	1,216
Accumulated other comprehensive loss	(54)	(199)

Total owner’s investment	1,071	1,017

Total liabilities and owner’s investment	$3,517	$3,521

The accompanying notes are an integral part of these condensed combined financial statements.

STORA ENSO NORTH AMERICA

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE QUARTERS ENDED SEPTEMBER 30, 2007

AND THREE QUARTERS ENDED SEPTEMBER 30, 2006

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006 (Restated)
(Dollars in millions)
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(84)	$(102)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	190	201
Loss on sale of property, plant and equipment	3	1
Deferred income taxes	(25)	(14)
Bond discount amortization	1	1
Change in current assets and liabilities:
Inventories	24	(6)
Accounts receivable	(59)	(15)
Accounts payable	23	(17)
Other non-current assets and liabilities	2	15
Pension and other postretirement, net	(2)	27
Other, net	(49)	(61)

Net cash provided by operating activities	24	30

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(38)	(42)
Proceeds from sale of property, plant and equipment	1	—

Net cash used in investing activities	(37)	(42)

CASH FLOW FROM FINANCING ACTIVITIES:
Short-term debt, net	152	—
Repayment of long-term debt	(102)	—
Owner’s investment—cash received from Stora Enso Oyj	1	1

Net cash provided by financing activities	51	1
Effect of exchange rates on cash	—	3

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	38	(8)
Cash and cash equivalents at beginning of year	195	82

NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	$233	$74

The accompanying notes are an integral part of these condensed combined financial statements.

STORA ENSO NORTH AMERICA

CONDENSED COMBINED STATEMENTS OF OWNER’S INVESTMENT AND

COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

THREE QUARTERS ENDED SEPTEMBER 30, 2007

AND THREE QUARTERS ENDED SEPTEMBER 30, 2006

	Owner’s Investment	Accumulated Other Comprehensive Income (Loss)	Total
(Dollars in millions)
Balance at January 1, 2007 (Restated)	$1,216	$(199)	$1,017
Comprehensive income:
Net loss	(84)		(84)
Foreign currency translation adjustment		63	63
SFAS 158 (net of tax of $48)		82	82

Total comprehensive income			$61
Adoption of FIN 48	(8)		(8)
Net increase in investment from Stora Enso Oyj	1		1

Balance at September 30, 2007	$1,125	$(54)	$1,071

	Owner’s Investment	Accumulated Other Comprehensive Income (Loss)	Total
(Dollars in millions)
Balance at January 1, 2006 (Restated)	$1,457	$(20)	$1,437
Comprehensive (loss):
Net loss	(102)		(102)
Minimum pension liability adjustment (net of tax of $33)		57	57
Foreign currency translation adjustment		29	29

Total comprehensive (loss)			$(16)
Net increase in investment from Stora Enso Oyj	1		1

Balance at September 30, 2006 (Restated)	$1,356	$66	$1,422

The accompanying notes are an integral part of these condensed combined financial statements.

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—Business and Summary of Significant Accounting Policies

Organization and Description of Business

The condensed combined financial statements of the graphic paper, publication paper, specialty paper and other operations of Stora Enso Oyj, Finland (“the parent company”) in the United States of America (“US”) and Canada (collectively referred to as “North America”) are generally referred to as Stora Enso North America (“SENA”). As used in these notes, the terms “SENA,” “we,” “our,” “the Company,” “Stora Enso North America” and “us” refer to the combined operations of SENA. Stora Enso Oyj and its subsidiaries are collectively referred to as the “Group”.

SENA is a leading graphic, publication and specialty paper manufacturer in North America. We manufacture and market a broad range of paper products for a variety of applications such as corporate annual reports, high-end advertising brochures, magazines, catalogs, direct mail advertising, self adhesive labels, wet strength labels and flexible packaging.

SENA operates eight mills and 16 paper machines located primarily in Wisconsin, with one mill each in Nova Scotia, Canada and Minnesota. Our headquarters are in Wisconsin Rapids, Wisconsin. We also operate a hotel and a public utility, both of which are located in Wisconsin Rapids, Wisconsin.

The operations of SENA are ultimately wholly owned by Stora Enso Oyj of Finland. Stora Enso Oyj acquired the US operations of SENA from Consolidated Papers, Inc. (“CPI”) in August 2000. The US operations are contained in a subsidiary named Stora Enso North America Corp. The operations in Canada are contained in a subsidiary named Stora Enso Port Hawkesbury Limited. Since October of 2004, both Stora Enso Port Hawkesbury Limited and Stora Enso North America Corp. are wholly owned subsidiaries of Stora Enso North America Inc., which is a wholly owned subsidiary of Stora Enso Oyj.

Basis of Preparation

The accompanying condensed combined financial statements of SENA have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) on a carve-out basis. Management believes the assumptions underlying the condensed combined financial statements, including the allocation methodology described below, are reasonable. These condensed combined financial statements include all assets, liabilities, equity, revenues and expenses of Stora Enso Port Hawkesbury Limited and of Stora Enso North America Corp and its subsidiaries, excluding a 38.8% and a 38.2% interest, as of September 30, 2007 and December 31, 2006, respectively, in Thiele Kaolin Company, an investment accounted for using the equity method, and excluding amounts related to the Group’s import sales activity into North America for paper and timber products. Significant inter-company transactions and accounts have been eliminated.

The accompanying condensed combined financial statements are prepared on a carve-out basis to present the operations of SENA as a stand alone entity. In accordance with Stora Enso Oyj policy, most costs are pushed down to subsidiaries on an arm’s length basis and therefore minimal additional allocation of corporate expenses has been considered necessary for these condensed combined financial statements. The exceptions are stock based compensation and certain debt related hedges.

The condensed combined balance sheet as of December 31, 2006 (Restated) is combined financial information derived from the audited balance sheet, but does not include all disclosures required by US GAAP. The interim financial statements are unaudited. The financial statements have been prepared in accordance with US GAAP and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals)

STORA ENSO NORTH AMERICA

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

necessary for a fair statement in accordance with US GAAP for the periods presented. Certain information and footnote disclosures normally included in the annual financial statements presented in accordance with US GAAP have been condensed or omitted. The statements of operations and cash flows for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

The accompanying financial statements should be read in conjunction with the annual financial statements and notes thereto, as of and for the year ended December 31, 2006 (Restated).

Reclassifications

Depreciation and amortization of $193 million and $202 million for the three quarters ended September 30, 2007 and 2006, respectively, has been reclassified to cost of sales and selling, general and administrative expenses as follows:

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006 (Restated)
(Dollars in millions)
Cost of sales	$190	$198
Selling, general and administrative expenses	3	4

Foreign Currency Translation

The statements of operations of foreign entities, whose functional currencies are not US dollars, are translated into US dollars using the average exchange rates for the year, whereas the balance sheets are translated using the exchange rates at the reporting date. Exchange rate differences arising from the re-translation of the net investments in foreign entities are recorded directly in owner’s investment in Accumulated Other Comprehensive Income (Loss) (“AOCI”), as shown in the Condensed Combined Statement of Owner’s Investment and Comprehensive Income (Loss).

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand, deposits held with banks, cash pool balances and other liquid investments with original maturity of less than three months. Bank and cash pool overdrafts are reported separately in other interest bearing liabilities under other current liabilities. The Group parent company, Stora Enso Oyj, is the master account holder of the cash pool. Account balances of sub-accounts, such as the Company’s accounts, are consolidated to the master account thereby creating an internal liability between the master account holder and the sub-accounts. Cash pool internal interest is allocated to the member accounts by the participating banks at the end of each quarter. The account balances of sub-accounts represent the Company’s liquid cash receivable from or payable to the parent company and amounted to $204 million and $173 million of cash on deposit at September 30, 2007 and December 31, 2006, respectively.

Note 2—Restatements

As discussed in the combined financial statements as of December 31, 2006 and 2005 (Restated), the Company identified an error in the computation of the valuation allowance related to net deferred tax assets in Canada for the year ended December 31, 2005. This error resulted in an overstatement of the Company's deferred tax liabilities at December 31, 2006 and 2005 and an overstatement of the Company's 2005 net loss.

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Further, as discussed in the combined financial statements as of December 31, 2006 and 2005 (Restated), a lease which had been treated as an operating lease was determined to be a capital lease for purposes of these combined financial statements based on terms of a default covenant contained in the lease agreement pursuant to a 2002 amendment for a guaranty from Stora Enso Oyj, with respect to the Company's obligation under the lease. This change in treatment resulted in a reduction in rent expense, and increase in amortization expense (both are components of cost of sales), an increase in interest expense, an increase in property, plant and equipment and an increase in long term debt for each of the years ended December 31, 2006, 2005 and 2004.

Further, as discussed in the combined financial statements as of December 31, 2006 and 2005 (Restated), the Company identified an error related to the presentation of shipping and handling costs. This change in treatment resulted in an increase in sales and an increase in the same amount in cost of sales for each of the three quarters ended September 30, 2007 and 2006. There was no effect on the Company’s Combined Balance Sheets, Combined Statements of Cash Flows, or Combined Statements of Owners’ Investment and Comprehensive Income (Loss).

The following table presents the effect of this restatement on the Company’s net sales and cost of sales for the three quarters ended September 30, 2007 and 2006, respectively:

	Three Quarters Ended September 2007			Three Quarters Ended September 2006
	As Previously Restated	Effect of Restatement	Restated	As Previously Restated	Effect of Restatement	Restated
(Dollars in millions)
Net sales	$1,728	$136	$1,864	$1,480	$104	$1,584
Cost of sales	1,710	136	1,846	1,448	104	1,552

Note 3—Segment Information

SENA’s six reportable segments are as follows: coated publication paper, uncoated publication paper, newsprint, fine paper, specialty paper and other. These segments are consistent with the internal structure used to manage these businesses.

Reportable Segment Data

SENA does not allocate total assets internally in assessing operating performance. Net sales, operating loss, accounting policy differences, depreciation and amortization, goodwill, and net sales by geographic area as determined by SENA for its reportable segments, are shown in the following tables.

Net Sales

	Three Quarters Ended September 30, 2007 (Restated)	Three Quarters Ended September 30, 2006 (Restated)
(Dollars in millions)
Coated publication paper	$509	$507
Uncoated publication paper	360	188
Newsprint	64	2
Fine paper	695	674
Specialty paper	242	218
Other	24	17
Eliminations	(30)	(22)

Net sales	$1,864	$1,584

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Internal Management Reporting Loss vs. External Reporting Loss

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006 (Restated)
(Dollars in millions)
Coated publication paper	$6	$25
Uncoated publication paper	(34)	(45)
Newsprint	(14)	(24)
Fine paper	53	20
Specialty paper	17	(3)
Other	2	(4)

Operating income (loss)—internal management reporting	30	(31)
Interest expense	(61)	(68)
Share based compensation	(2)	(3)
Internal vs. external accounting policies (see below)	(76)	(14)

Loss before income taxes—external reporting	$(109)	$(116)

Accounting Policy Differences

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006
(Dollars in millions)
Depreciation expense related to impairment reversal—internal reporting, gross	$(13)	$(22)
Restructuring costs, net	(2)	(2)
Postretirement benefits, net	(61)	10

Total accounting policy differences	$(76)	$(14)

Depreciation and Amortization

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006 (Restated)
(Dollars in millions)
Coated publication paper	$47	$47
Uncoated publication paper	44	40
Newsprint	1	9
Fine paper	76	77
Specialty paper	21	23
Other	4	6

Total depreciation and amortization	$193	$202

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Information by Geographic Area—Net Sales

	Three Quarters Ended September 30, 2007 (Restated)	Three Quarters Ended September 30, 2006 (Restated)
(Dollars in millions)
US—paper sales	$1,636	$1,422
Canada—paper sales	120	93
Americas, other than the US and Canada—paper sales	22	15
Other—all other sales	86	54

Net sales	$1,864	$1,584

Note 4—Income Taxes

The income tax provision is determined by applying an estimated annual effective income tax rate to income before income taxes. The estimated annual effective income tax rate is based on the most recent annualized forecast of pretax income, permanent book/tax difference and tax credits.

The Company and its subsidiaries file income tax returns in the US for federal and various state jurisdictions and in Canada. As of September 30, 2007, the Company is open for examination for US federal purposes from 2000 through 2006, for Wisconsin purposes from 1997 through 2005 and for Canadian purposes from 2002 through 2006. The Company is also open for examination in various other jurisdictions for various years.

The Company has recorded a valuation allowance against its net deferred tax asset for Canadian income taxes since it is more likely than not, that it will not realize these benefits, as defined in SFAS No. 109. The Company has also recorded a $1 million valuation allowance against its deferred tax asset for US state losses in the third quarter ended September 30, 2007.

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a cumulative effect adjustment of $8 million, increasing its liability for unrecognized tax benefits and reducing the January 1, 2007 balance of owner’s investment. The total amount of unrecognized tax benefits at January 1, 2007 was $58 million. The amount of unrecognized tax benefits that, if recognized as of January 1, 2007, would affect the Company’s effective tax rate was $48 million (net of tax benefit). The Company does not expect a significant change in its unrecognized tax benefits between now and the end of 2007.

The Company has elected to recognize all income tax related interest and statutory penalties imposed by taxing authorities as income tax expense. The total amount of accrued interest and penalties at January 1, 2007 amounted to $7 million. The Company has recorded $1 million in interest expense in its Condensed Combined Statements of Operations for the three quarters ended September 30, 2007.

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Note 5—Inventories

Inventories at September 30, 2007 and December 31, 2006 are comprised of:

	September 30, 2007	December 31, 2006
(Dollars in millions)
Materials, supplies and work in progress	$73	$75
Finished goods	167	189
Spare parts and consumables	97	89
Obsolescence provision—spare parts	(4)	(3)
Obsolescence provision—finished goods	(3)	(4)

Total	$330	$346

Note 6—Property, Plant and Equipment

Property, plant and equipment at September 30, 2007 and December 31, 2006 are comprised of:

	September 30, 2007	December 31, 2006 (Restated)
(Dollars in millions)
Plant and equipment	$4,066	$3,959
Buildings and structures	309	317
Land	19	24
Other tangible assets	17	16
Assets in progress	40	40

Gross cost	4,451	4,356
Less: accumulated depreciation and capital lease amortization	(2,065)	(1,877)

Property, plant and equipment, net	$2,386	$2,479

Depreciation expense related to property, plant and equipment was $185 million and $194 million in the three quarters ended September 30, 2007 and the three quarters ended September 30, 2006, respectively. Depreciation expense includes losses on the sale of property, plant and equipment of $3 million and $1 million in the three quarters ended September 30, 2007 and the three quarters ended September 30, 2006, respectively. Capital lease amortization expense was $6 million and $5 million in the three quarters ended September 30, 2007 and the three quarters ended September 30, 2006, respectively.

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Note 7—Goodwill and Other Intangible Assets

Goodwill and other intangible assets at September 30, 2007 and December 31, 2006 are comprised of:

	September 30, 2007	December 31, 2006
(Dollars in millions)
Goodwill	$280	$280

Other intangible assets:
Gross cost	$47	$43
Less: accumulated amortization	(37)	(32)

Other intangible assets, net	$10	$11

Goodwill of $2,128 million was recognized upon the acquisition of Consolidated Papers, Inc. by Stora Enso Oyj in August of 2000. Goodwill amortization in the amount of $144 million was recognized prior to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”) and since then goodwill has been tested for impairment on an annual basis. A total of $1,704 million of impairment losses have been recorded prior to 2006 due to deterioration in market conditions and increased operating costs associated with the business.

The other intangible assets consist of computer software both internally developed and purchased, along with certain patents, trademarks and franchises. As of September 30, 2007, computer software had a net book value of $3 million while patents, trademarks and franchises had a net book value of $7 million. As of December 31, 2006, computer software had a net book value of $3 million while patents, trademarks and franchises had a net book value of $8 million.

Note 8—Debt

The balances of debt as of September 30, 2007 and December 31, 2006 are as follows:

	September 30, 2007	December 31, 2006 (Restated)
(Dollars in millions)
Bond loans	$254	$359
Bond loan discounts	(10)	(11)
Loans from Stora Enso Group companies (related parties)	1,221	1,069
Capital lease obligation	132	132

Total debt	1,597	1,549
Current liabilities: repayable within the next 12 months	(1,465)	(103)

Non-current liabilities: repayable after 12 months	$132	$1,446

Loans from Stora Enso Group companies (related parties) include $1,060 million of LIBOR based floating rate debt from Stora Enso S.á.r.L., a subsidiary of Stora Enso Oyj. This debt matures on August 13, 2008. This debt is anticipated to be repaid in connection with the transaction described in Note 16—Acquisition Announcement. Also in anticipation of the transaction described in Note 16, on November 7, 2007, the Company committed to prepaying all of its outstanding bond loans, with a net carrying value of $244 million, on December 7, 2007. As a result, all of the Company’s debt, other than capital lease liabilities, is presently repayable within the next 12 months. The capital lease liabilities relate to a lease of paper machine 35, situated in the Stevens Point mill.

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Note 9—Financial Instruments

Fair Values of Financial Instruments

Fair value gains and losses on financial instruments are deferred, net of tax, in Accumulated Other Comprehensive Income (“AOCI”) if they fulfill the cash flow hedge accounting criteria. The remaining fair value movements are reported in the Condensed Combined Statements of Operations as other (income) expense as shown below. The Company had no outstanding embedded derivatives at September 30, 2007 or at December 31, 2006.

Fair Value Hedge Gains and Losses

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006
(Dollars in millions)
Net (gain)/loss on qualifying hedges .	$2	$(2)
Fair value changes (gain)/loss in hedged items	—	2

Net (gain)/loss	2	—
Net (gain)/loss on non-qualifying hedges	—	(1)

Net fair value (gain)/loss	$2	$(1)

Certain derivatives are designated as cash flow hedges and measured at fair value with the fair value movements recorded in the separate owner’s investment category of AOCI. As of September 30, 2007, the hedging reserve, after deferred taxes, was $1 million. As of December 31, 2006, the Company did not have any open cash flow hedging derivatives. The gain on derivative financial instruments designated as cash flow hedges that was realized from AOCI through the Condensed Combined Statements of Operations amounted to $4 million in the three quarters ended September 30, 2007 and to less than $1 million in the three quarters ended September 30, 2006.

Notional Values of Derivative Financial Instruments

	September 30, 2007	December 31, 2006
(Dollars in millions)
Interest rate derivatives:
Interest rate swaps:
Maturity under 1 year	$—	$102
Maturity 2-5 years	109	79
Maturity 6-10 years	22	52

Total interest rate derivatives	$131	$233

Foreign exchange derivatives:
Forward contracts	$5	$—
Currency options	20	—

Total foreign exchange derivatives	$25	$—

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Note 10—Pension and Other Postretirement Benefits

United States Based Plans:

A summary of the components of net periodic pension cost for the US defined benefit retirement plans is as follows:

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006
(Dollars in millions)
Service cost	$10	$12
Interest cost	36	34
Expected return on plan assets	(48)	(45)
Recognized net actuarial gains	(1)	—
Amortization of prior service cost	10	11
Curtailment	3	—

Net periodic benefit cost	$10	$12

A summary of the components of net periodic postretirement benefit cost for the US postretirement health care and life insurance benefits plans is as follows:

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006
(Dollars in millions)
Service cost	$2	$7
Interest cost	12	18
Expected return on plan assets	(1)	(1)
Recognized net actuarial gains	(25)	(13)
Amortization of prior service cost	12	12

Net periodic benefit cost	$—	$23

During the three quarters ended September 30, 2007, the Company concluded contract negotiations with the majority of its US based union membership. Negotiated changes in pension and other postretirement benefits resulted in net reductions to the pension and other postretirement benefit obligations, the impacts of which are reflected in the FAS 158 adjustment in AOCI and in the reduction of the net periodic benefit cost.

Canadian Based Plans:

A summary of the components of net periodic pension cost for the Canadian defined benefit retirement plans is as follows:

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006
(Dollars in millions)
Service cost	$3	$2
Interest cost	12	11
Expected return on plan assets	(16)	(12)
Recognized net actuarial losses	1	1
Amortization of prior service cost	1	1
Curtailment	—	14

Net periodic benefit cost	$1	$17

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

A summary of the components of net periodic postretirement benefit cost for the Canadian postretirement health care and life insurance benefit plans is as follows:

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006
(Dollars in millions)
Service cost	$1	$—
Interest cost	1	1
Amortization of prior service cost	—	2

Net periodic benefit cost	$2	$3

The expense arising from defined benefit pension and other postretirement benefits is based upon a specific methodology that includes a designated actuarial approach and reflects accrual accounting. The expense accrued for each quarter is based on the method used in normal quarterly closings. The full year actuarial estimates made at the end of the previous year for the coming year have been accrued for the quarters and no new actuarial calculations have been prepared specifically for the quarterly closings.

Note 11—Commitments and Contingencies

Contingent Liabilities

The Company is party to legal proceedings that arise in the ordinary course of business and which primarily involve claims arising out of commercial and environmental laws. It is also involved in administrative proceedings relating primarily to competition law. Management does not consider the potential liabilities related to such proceedings, before insurance recoveries, if any, are likely to be material to the Company’s financial condition or results of operations.

Competition Law Proceedings

Inspections by US Competition Authorities and Class-action Lawsuits in the United States

In May 2004, Stora Enso North America Corp. (“SENAC”) received subpoenas issued by the US Department of Justice as part of an antitrust investigation into the magazine paper industry in the US. Subsequent to the commencement of these antitrust investigations, SENAC was named, along with other producers of paper and forestry products, as a defendant in a number of lawsuits brought in US federal and state courts by direct and indirect purchasers of publication paper purporting to act on behalf of a class of purchasers. They allege, generally, that the defendants agreed to fix, increase or maintain the price of publication paper in the US. They seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs.

On December 13, 2006, the US antitrust authorities announced that SENAC had been indicted for its alleged anticompetitive conduct in connection with the sale of coated magazine paper in the US in 2002 and 2003. At a trial which commenced July 16, 2007 and concluded on July 19, 2007, SENAC was found not guilty.

The purported class-action lawsuits remain pending. There can be no assurances that SENAC will prevail in its efforts to defend these claims and we do not have liability insurance which would cover any adverse judgments or losses resulting from these lawsuits. Due to the uncertainties associated with these matters, it is not possible to estimate any potential loss contingencies, thus no provision has been made with respect to the purported class-action lawsuits. However, we do not believe that the ultimate outcome of these purported class-action lawsuits will have a material adverse effect on the Company’s business, operational results or financial condition.

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Environmental Proceedings

Wisconsin Rapids Emissions

The US Environmental Protection Agency (“EPA”) has issued a notice of violation and a finding of violation to the Wisconsin Rapids mill alleging that expansions and other capital projects between 1983 and 1991 violated the US Clean Air Act. The EPA is seeking a penalty of $8 million and the installation of additional air pollution control equipment. SENAC considers that there are a number of defenses to these allegations and thus only an immaterial provision for this loss contingency has been recorded based on the Company’s best estimate of the outcome.

Niagara Emissions

The EPA has issued a notice of violation and a finding of violation to the Niagara mill alleging that projects at the mill between 1995 and 1997 violated the US Clean Air Act. No demand has been received from the EPA, but the EPA may seek a monetary penalty and the installation of additional control equipment. SENAC intends to defend any case brought by the EPA based upon these allegations and thus only an immaterial provision for this loss contingency has been recorded based on the Company’s best estimate of the outcome.

Note 12—Related Party Transactions

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006
(Dollars in millions)
Income statement:
Sales to Stora Enso Oyj and other Group companies	$—	$1
Purchases from Stora Enso Oyj and other Group companies	37	34
Interest expense from Stora Enso Oyj and Stora Enso S. á. r. L	47	41
Purchases from Corenso North America	8	11

	September 30, 2007	December 31, 2006
(Dollars in millions)
Balance sheet:
Miscellaneous receivables from Stora Enso Oyj and other Group companies	$19	$12
Cash pooling with Stora Enso Oyj	204	173
Loans from Stora Enso Oyj and Stora Enso S.á. r.L	1,221	1,060
Interest payable to Stora Enso Oyj and Stora Enso S.á. r.L	19	16
Miscellaneous payables to Stora Enso Oyj and other Group companies	7	10
Receivables from Corenso North America	3	—
Payables to Corenso North America	—	9

SENA currently sells, purchases, and utilizes services from Stora Enso Oyj, its ultimate parent company, and other Group companies for multiple items. A generally immaterial amount of paper is sold to the Group. Purchases from Group include, but are not limited to, the purchase of pulp and administrative services. SENA incurs interest expense and has long-term and short-term loans from the Group (see Note 9).

SENA purchases cores from Corenso North America Corp. (“CNA”) which is a wholly owned subsidiary of Stora Enso Oyj. SENA sells power generated at Consolidated Water Power Company, a wholly owned subsidiary, to CNA. SENA also sells steam from the Wisconsin Rapids mill and various administrative services to CNA.

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

During the last three years, SENA has not been involved in any material transactions with any of its directors, managers, or executive officers, including relatives or spouses of any of these persons.

Stora Enso Oyj has guaranteed certain obligations under the capital lease.

Note 13—Restructuring Provision

The activity in restructuring provisions during the three quarters ended September 30, 2007 is as follows:

Restructuring Provision
(Dollars in millions)
Balance at January 1, 2007	$6
Translation difference	—
Charges	8
Payments	(9)

Balance at September 30, 2007	$5

During 2007, a reduction of approximately 190 employees occurred as a result of the conclusion of union contract negotiations and related fixed cost reduction initiatives.

Note 14—Condensed Combined Statements of Cash Flows

Supplemental cash flow disclosures are as follows:

Cash paid during the period for:

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006
(Dollars in millions)
Interest (Restated)	$71	$60
Income taxes	1	4

Note 15—Other Comprehensive Income (Loss)

Comprehensive income (loss) includes the following:

	Three Quarters Ended September 30, 2007	Three Quarters Ended September 30, 2006 (Restated)
(Dollars in millions)
Net loss	$(84)	$(102)
Foreign currency translation adjustment	63	57
Minimum pension liability adjustment, net of tax	—	29
SFAS 158, net of tax	82	—

Total comprehensive income (loss)	$61	$(16)

STORA ENSO NORTH AMERICA

NOTES TO THE CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Note 16—Acquisition Announcement

On September 20, 2007, NewPage Holding Corporation and Stora Enso Oyj (SENA’s ultimate parent company) entered into a definitive agreement pursuant to which NewPage Corporation will acquire all of the common stock of Stora Enso North America, Inc. (SENA’s immediate parent company). The transaction includes all Stora Enso North American operations except for the associated company Thiele Kaolin Company, and the North American timber operations, each of which have been excluded from these condensed combined financial statements. The import sales activity of Stora Enso Oyj into North America through SENA will not be continued by SENA after the sale. As such this import sales activity has been excluded from these condensed combined financial statements.

*  *  *  *  *

PROSPECTUS DATED MAY 6, 2008

$456,000,000

NewPage Corporation

Offer to Exchange

10% Senior Secured Notes due 2012, Series B for

10% Senior Secured Notes due 2012, Series A

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of our company have not changed since the date hereof.

Until August 5, 2008 (90 days from the date of this prospectus), all dealers effecting transactions in the securities, whether or not participating in this exchange offer, may be required to deliver a prospectus.